Annual Report 2025

EQUITY
BANCSHARES, INC.



Community Focus

Community Focus is one of Equity Bank's core values, guiding how we invest in local partnerships, support our neighbors, and strengthen the communities we serve.



◀ Supporting growth and wellness

In Kansas City, our teams challenge themselves to give every year in support of the local United Way chapter, assisting their community's health, education, and financial stability needs.



Feeding those who heal ▶

The Berryville, Ark. Equity Bank team hosted a cookout lunch for the staff at Mercy Hospital to show their appreciation during National Hospital Week.



◀ Mentoring matters

The team in St. Joseph, Mo. donates to Big Brothers Big Sisters organization, helping match "Bigs" and "Littles" in mentoring friendships that help children reach their potential.

Building skills for success ▶

Our Tulsa, Okla. location partners with 2 News Oklahoma with Read2Lead, a program that puts books in the hands of area third graders.






Supporting Grinnell

In May 2025, a tornado devastated Grinnell, Kan. The Equity Bank team not only kept the bank operating to serve the community, they volunteered to help their neighbors and colleagues impacted.



Scan to watch the Equity Bank team discuss their experience and how the community came together.

Innovation & Recognition

5,248 community service hours

$1.2 MM in donations & sponsorships



43,430 instant-issue debit cards printed

25,831,809 debit card swipes





Breaking ground on state-of-the-art regional hubs in Great Bend, Kan. and Kirksville, Mo. Both are scheduled to open in 2026.

 **885,516** unique visitors to equitybank.com

CREDIT SCORE
810
23,514 Savvy Money active users

 **21,741** followers across social platforms

 NAPKIN STORIES

13 Napkin Stories videos released highlighting entrepreneurs and business relationships.

 Check out the Napkin Stories series

2025 by the Numbers

$6.4B Assets

$5.1B Deposits

$4.2B Loans

$81.0M Core Net Income*

13.23% Core Return on Average Tangible Common Equity*

16.31% Total Risk-Based Capital Ratio

4.33% Net Interest Margin

*Indicates non-GAAP financial measure. Please see our Annual Report on Form 10-K "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures" for reconciliation to the most directly comparable GAAP measure.

Recent Accolades


Wichita Business Journal Best Places to Work 2021, 2022, 2024, 2025

Forbes 2025 Best Banks in Each State Missouri, No. 2

HOVDE GROUP Kings of Compounding Dec. 29, 2025

 MO BUCK$ Top Lending Financial Institution

To My Fellow Stockholders

As I reflect on the past year, I'm reminded how far Equity Bancshares has come since our modest start. What began as a vision to build a relationship-driven community bank in the Midwest has grown into a strong, diversified franchise with approximately $7.7 billion in proforma assets across six states, supported by a team deeply committed to service, discipline, and long-term value creation.

This year also marks an important milestone. It has now been ten full years since our initial public offering, and over that decade we have remained focused on building value for our owners. Since the IPO, we have grown tangible book value per share at a 7.48% compound annual growth rate and earnings per share at a 11.04% compound annual growth rate. Those results reflect consistent execution, disciplined capital allocation, and a balanced growth strategy that includes both organic expansion and thoughtful mergers and acquisitions.

> Our priorities remain unchanged: serve our customers with excellence, grow responsibly, and build a Company that endures.

The year behind us demonstrated that commitment in meaningful and measurable ways. In 2025, we executed our strategies and grew assets, proforma to include our merger with Frontier Holdings, by approximately 48% in a single year. Full-year net interest income increased to $226 million, compared to $186 million in 2024, representing a 21% year-over-year increase, driven by balance sheet growth and improved margin. We reinforced our capital base, added new leadership talent, and continued to refine the systems and processes that support our customers and teams every day. Just as importantly, we positioned the Company to capitalize on the next phase of growth.

One of the most important steps we took heading into the 2025 year was completing a successful capital raise from a position of strength. That raise ensured we were prepared to act decisively on opportunities that align with our strategy, culture, and return expectations. We put that capital to work quickly. In April, we announced our merger with NBC Oklahoma, expanding our presence into Oklahoma City and surrounding markets, with Altus becoming the southernmost point in our footprint. Driven by this transaction, total loan and deposit balances increased year-over-year by $698 million and $763 million, respectively. Former NBC Chairman Ken Fergeson joined our Board following the merger, and I value the leadership experience and community commitment he brings—qualities one would expect from a past chairman of both the American Bankers Association and the Oklahoma Bankers Association.

Just two months later, we announced our merger with Frontier Holdings, marking our entry into Nebraska and expanding our reach into Omaha, Lincoln, Falls City, Norfolk, Madison, and Pender. Both NBC and Frontier share our community-focused philosophy and operating discipline. These combinations extended our footprint into attractive markets while strengthening the talent and expertise across our organization. Over time, disciplined M&A—paired with organic growth—has been a key contributor to Equity's performance. We will remain selective and intentional in how we deploy capital.

In addition to these transactions, we opened Loan Production Offices in Omaha and West Des Moines, Iowa. Jan Olson, an experienced banker, leads our Iowa efforts, providing us a foothold in a growing market and allowing us to introduce Equity's relationship-based service model to new customers and communities. Together, these initiatives deepen our regional presence and reinforce our commitment to responsible expansion.

I'm proud of the Company's overall performance in 2025. Adjusting for non-recurring items, we generated over $70 million in net income, exceeding our goal for the year. Under CEO Rick Sems' leadership, our teams opened an estimated 12,500 new checking accounts, the highest annual total in the Company's history. Our longterm focus and consistent execution were also recognized externally when Equity Bancshares was named a "King of Compounding" by Hovde Group, reflecting our sustained record of value creation over many years. While we appreciate the recognition, we view it as our responsibility as we continue earning the trust of our stockholders.

Internally, our leadership team strengthened the organization across lending, operations, technology, and customer experience. Our people worked with unity and purpose, improving service delivery while refining our risk management and operational practices. These efforts show up not only in financial results, but in the day-to-day experiences of our customers.

Across all of our markets, we also continued investing in our communities. Whether supporting small businesses, expanding outreach efforts, or advancing bilingual services and digital tools, we remain committed to helping customers access the resources and guidance they need to pursue their goals.

Looking ahead, we enter the next chapter of Equity's growth with confidence and clarity. While the industry will continue to evolve, our foundation—strong capital, disciplined strategy, sound credit culture, and a committed team—positions us well to continue compounding value over time. Our priorities remain unchanged: serve our customers with excellence, grow responsibly, and build a Company that endures.

Thank you for your continued trust and partnership. Equity Bancshares is strong, optimistic, and well prepared for the opportunities ahead.

Sincerely,



Brad S. Elliott
Chairman
Equity Bancshares, Inc.





Top Photo: Mr. Elliott gives a keynote speech during the Wichita Business Journal's ICT Summit at WSU Tech.

Bottom Photo: Mr. Elliott, pictured with Equity Bank's Brandon Paulseen, Emily Sheppard and Russell Colburn, is the first guest on the bank's new Who Builds Equity podcast.

Financial Highlights & Performance

Dollars in thousands, except per share data.

| | AS OF DECEMBER 31 | | | | |
	2021	2022	2023	2024	2025
STATEMENT OF INCOME DATA					
Interest and dividend income	$ 157,368	$ 188,248	$ 246,712	$ 296,843	$ 330,835
Interest expense	14,789	25,418	87,694	110,681	104,754
Net interest income	142,579	162,830	159,018	186,162	226,081
Provision (reversal) for credit losses	(8,480)	125	1,873	2,546	8,953
Net gain on acquisition	585	962	-	2,131	-
Net gain/loss on securities transactions	406	5	(51,909)	220	(53,174)
Other non-interest income	31,851	34,990	32,780	36,471	37,146
Merger expense	9,189	594	297	4,461	8,065
Goodwill impairment	-	-	-	-	-
Other non-interest expense	110,276	127,786	135,304	139,696	166,655
Income (loss) before income taxes	64,436	70,282	2,415	78,281	26,380
Provision for income taxes	11,956	12,594	(5,406)	15,660	3,654
Net income (loss) allocable to common stockholders	52,480	57,688	7,821	62,621	22,726
Basic earnings (loss) per share	3.49	3.56	0.50	4.04	1.24
Diluted earnings (loss) per share	3.43	3.51	0.50	4.00	1.23

NET INTEREST INCOME & NET INTEREST MARGIN

- NET INTEREST INCOME ($000S)
- NET INTEREST MARGIN (%)



CORE NET INCOME & CORE EPS*





DEPOSIT COMPOSITION

$5.1B
TOTAL DEPOSITS

- 22.4% Non-Interest Bearing DDA
- 24.7% Interest Bearing DDA
- 3.9% Time Deposits <100k
- 15.3% Time Deposits >100k
- 5.1% Savings
- 28.7% Money Market

TRENDING DEPOSIT COMPOSITION & LOAN TO DEPOSIT RATIO



Legend: NIB DDA | IB DDA, MMDA, SAV | TIME | LOAN TO DEPOSIT RATIO

Year	Loan to Deposit Ratio	TIME	IB DDA, MMDA, SAV	NIB DDA
2021	78.6%	15%	57%	28%
2022	80.4%	19%	55%	26%
2023	80.4%	18%	60%	22%
2024	80.0%	17%	61%	22%
2025	81.7%	19%	59%	22%



DIVERSIFIED LOAN MIX

$4.2B
TOTAL LOANS

- 6.6% Agricultural Real Estate
- 2.5% Consumer
- 4.5% Agricultural
- 13.9% Residential Real Estate
- 53.0% Commercial Real Estate
- 19.5% Commercial & Industrial

AVERAGE LOANS & YIELD



Year	Yield	Average Loans
2021	4.77%	$2.9B
2022	4.98%	$3.2B
2023	6.39%	$3.3B
2024	7.14%	$3.4B
2025	7.04%	$3.9B

AS OF DECEMBER 31

BALANCE SHEET DATA	2021	2022	2023	2024	2025
Cash and cash equivalents	$ 259,954	$ 104,428	$ 379,099	$ 383,747	$ 607,817
Total securities	1,327,442	1,186,338	921,857	1,009,672	1,035,816
Allowance for credit losses	48,365	45,847	43,520	43,267	52,756
Gross loans held for investment	3,155,627	3,311,548	3,332,901	3,500,816	4,198,180
Goodwill and core deposit intangibles	69,344	63,697	60,323	68,070	103,735
Total assets	5,137,631	4,981,651	5,034,592	5,332,047	6,373,172
Total deposits	4,420,004	4,241,807	4,145,455	4,374,789	5,138,264
Total liabilities	4,637,000	4,571,593	4,581,732	4,739,129	5,641,118
Total stockholders' equity	500,631	410,058	452,860	592,918	732,054
Tangible common equity*	429,924	345,141	391,462	523,891	622,616

*Indicates non-GAAP financial measure. Please see our Annual Report on Form 10-K "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures" for reconciliation to the most directly comparable GAAP measure.

Financial Highlights & Performance

Dollars in thousands, except per share data

PERFORMANCE RATIOS	FOR THE YEAR ENDED DECEMBER 31				
	2021	2022	2023	2024	2025
Return on average assets (ROAA)	1.18%	1.15%	0.16%	1.23%	0.40%
Return on average equity (ROAE)	11.75%	13.08%	1.85%	12.97%	3.39%
Return on average tangible common equity (ROATCE)*	14.10%	16.35%	2.94%	15.94%	4.57%
Yield on loans	4.77%	4.98%	6.39%	7.14%	7.04%
Cost of interest-bearing deposits	0.30%	0.53%	2.21%	2.80%	2.47%
Net interest margin	3.44%	3.51%	3.46%	3.98%	4.33%
Efficiency ratio*	60.58%	62.48%	68.71%	60.77%	60.90%
Non-interest income/average assets	0.74%	0.72%	(0.38%)	0.76%	(0.28%)
Non-interest expense/average assets	2.70%	2.56%	2.71%	2.84%	3.07%
Dividend payout ratio	4.84%	10.26%	88.35%	13.91%	54.20%
Allowance for credit losses to total loans	1.53%	1.38%	1.31%	1.24%	1.26%
Purchase discount to total loans	0.12%	0.05%	0.04%	0.05%	0.07%

CORE RETURN ON AVERAGE TANGIBLE COMMON EQUITY*



2021	2022	2023	2024	2025
15.61%	16.20%	13.55%	16.62%	13.23%

CORE RETURN ON AVERAGE ASSETS



2021	2022	2023	2024	2025
1.41%	1.21%	1.03%	1.37%	1.42%

*Indicates non-GAAP financial measure. Please see our Annual Report on Form 10-K "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures" for reconciliation to the most directly comparable GAAP measure.

CAPITAL RATIOS	2021	2022	2023	2024	2025
Tier 1 leverage ratio	9.09%	9.61%	9.46%	11.67%	10.64%
Common equity tier 1 captial ratio	12.03%	12.26%	11.74%	14.51%	13.08%
Tier 1 risk based capital ratio	12.67%	12.88%	12.36%	15.11%	13.59%
Total risk based capital ratio	15.96%	16.08%	15.48%	18.07%	16.31%
Total stockholders equity / total assets	9.74%	8.23%	8.99%	11.12%	11.49%
Tangible common equity to tangible assets (TCE/TA)*	8.48%	7.02%	7.87%	9.95%	9.94%
Tangible book value per common share (TBVPS)*	$ 25.65	$ 21.67	$ 25.37	$ 30.07	$ 32.86

CAPITAL RATIOS



TANGIBLE BOOK VALUE

Since IPO, the TBVPS* grew by $16.89 from $15.97 to $32.86.





*Indicates non-GAAP financial measure. Please see our Annual Report on Form 10-K "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures" for reconciliation to the most directly comparable GAAP measure.

Board of Directors, Equity Bancshares, Inc.

All Equity Bancshares, Inc. Directors are members of the Equity Bank Board of Directors.



BACK ROW: Gregory H. Kossover, EVP, Senior Regional CEO, Oklahoma, Equity Bank; **Benjamen M. Hutton,** CEO, Hutton Construction; **Dan R. Bowers,** Attorney; **Kevin E. Cook,** Partner, Forvis, Retired; **Richard M. Sems,** CEO, Equity Bank; **Ken Fergeson,** Chairman, NBC Corp. of Oklahoma, Retired; **Brad S. Elliott,** Chairman & CEO, Equity Bancshares, Inc.; **James S. Loving,** President, NCRA, Retired; **Shawn D. Penner,** Owner, Shamrock Development, LLC; **Max E. Nichols,** Director, American State Bancshares, Inc., Retired; **Gregory L. Gaeddert,** Managing Partner, B12 Capital Partners, LLC

FRONT ROW: Randee Renee Koger, Attorney & Partner, Wise & Reber L.C.; **James L. Berglund,** President & CEO, Sunflower Bank, Retired; **Jerry P. Maland,** Chairman & CEO, Community First Bancshares, Inc., Retired; **Leon H. "Lee" Borck,** Chairman, American State Bancshares, Inc., Retired; **Junetta M. Everett,** VP, Delta Dental of Kansas, Retired

Equity Bank Senior Leadership



Brad S. Elliott
Chairman & CEO,
Equity Bancshares, Inc.



Richard M. Sems
CEO, Equity Bank



Chris M. Navratil
EVP, Chief Financial
Officer



Julie A. Huber
EVP, Chief Operating Officer



Brett A. Reber
EVP, General Counsel



Gregory H. Kossover
EVP, Senior Regional
CEO, Oklahoma



Krzysztof P. Slupkowski
EVP, Chief Credit Officer



David E. Pass
EVP, Chief Information
Officer



Ann M. Knutson
EVP, Chief Human
Resources Officer



Shea Neace
EVP, Chief Risk Officer



Mark C. Parman
EVP, Senior Regional
CEO, Metro Markets



Justin Harris
SVP, Regional CEO,
Community West



Craig E. Dunn
SVP, Regional CEO,
Community East



Elizabeth A. Bergquist
SVP, Managing Director
of Sales & Analytics



James B. "Brad" Daniel
SVP, Director of Merger
Transitions



Daniel P. Duchnowski
SVP, Chief Services Officer



Nick B. Hoegler
SVP, Chief Compliance
Officer



Michael A. Jones
SVP, Internal Audit
Director



Andrew J. Musgrave
SVP, Managing Director of
Trust & Wealth Management



Jonathan K. Roop
SVP, Consumer Banking



Ernest J. Warren
SVP, Director of
Mortgage Lending

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-37624

EQUITY BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Kansas	**72-1532188**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
7701 East Kellogg Drive, Suite 300	
Wichita, KS	**67207**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 316.612.6000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A Common Stock, par value $0.01 per share	EQBK	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer	☒
Non-accelerated filer ☐	Smaller reporting company	☐
	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

As of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's voting and non-voting common stock held by non-affiliates was $688.6 million.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

	Shares outstanding as of February 27, 2026
Class A Common Stock, par value $0.01 per share	20,992,139
Class B Non-Voting Common Stock, par value $0.01 per share	0

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's Proxy Statement relating to the 2026 Annual Meeting of Stockholders, which will be filed within 120 days after December 31, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

Important Notice about Information in this Annual Report on Form 10-K

Unless we state otherwise or the context otherwise requires, references in this Annual Report on Form 10-K to "we," "our," "us," "the Company" and "Equity" refer to Equity Bancshares, Inc. and its consolidated subsidiaries, including Equity Bank, which we sometimes refer to as "Equity Bank," "the Bank" or "our Bank."

The information contained in this Annual Report on Form 10-K is accurate only as of the date of this annual report and as of the dates specified herein.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")." These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "should," "could," "predict," "potential," "believe," "will likely result," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "project," "forecast," "goal," "target," "would" and "outlook," or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described in "Item 1A – Risk Factors" of this Annual Report on Form 10-K.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

- external economic and/or market factors, such as changes in monetary and fiscal policies and laws, including the interest rate policies of the Board of Governors of the Federal Reserve System, or the Federal Reserve, inflation or deflation, changes in the demand for loans, and fluctuations in consumer spending, borrowing and savings habits which may have an adverse impact on our financial condition;

- losses resulting from a decline in the credit quality of the assets that we hold;

- the occurrence of various events that negatively impact the real estate market, since a significant portion of our loan portfolio is secured by real estate;

- inaccuracies or changes in the appraised value of real estate securing the loans we originate that could lead to losses if the real estate collateral is later foreclosed upon and sold at a price lower than the appraised value;

- the loss of our largest loan and depositor relationships;

- limitations on our ability to lend and to mitigate the risks associated with our lending activities as a result of our size and capital position;

- differences in our realized losses as compared to historical loss experience adjusted for quantitative and qualitative factors reflected in our calculation of the allowance for credit losses;

- inadequacies in our allowance for credit losses which could require us to take a charge to earnings and thereby adversely affect our financial condition;

- interest rate fluctuations which could have an adverse effect on our profitability;

- an economic downturn, especially one affecting our core market areas;

- the effects of pandemic and widespread public health emergencies;

- the costs of integrating the businesses we acquire, which may be greater than expected;

- the departure of key members of our management personnel or our inability to hire qualified management personnel;

- challenges arising from unsuccessful attempts to expand into new geographic markets, products, or services;

- a lack of liquidity resulting from decreased asset repayment rates, lower deposit balances, or other factors;

- inaccuracies in our assumptions about future events which could result in material differences between our financial projections and actual financial performance;

- an inability to keep pace with the rate of technological advances due to a lack of resources to invest in new technologies;

- disruptions, security breaches, or other adverse events, failures or interruptions in, or attacks on, our information technology systems;

- unauthorized access to nonpublic personal information of our customers, which could expose us to litigation or reputational harm;

- disruptions, security breaches, or other adverse events affecting the third-party vendors who perform several of our critical processing functions;

- required implementation of new accounting standards that significantly change our existing recognition practices;

- additional regulatory requirements and restrictions on our business, which could impose additional costs on us;

- an increase in FDIC deposit insurance assessments, which could adversely affect our earnings;

- increased capital requirements imposed by banking regulators, which may require us to raise capital at a time when capital is not available on favorable terms or at all;

- restraints on the ability of Equity Bank to pay dividends to us, which could limit our liquidity;

- a failure in the internal controls we have implemented to address the risks inherent to the banking industry;

- continued or increasing competition from other financial institutions, credit unions, and non-bank financial services companies, many of which are subject to different regulations than we are;

- costs arising from the environmental risks associated with making loans secured by real estate;

- the occurrence of adverse weather or man-made events, which could negatively affect our core markets or disrupt our operations;

- the effects of new federal tax laws or tariffs, or changes to existing federal tax laws or tariffs;

- the obligations associated with being a public company;

- effect of pending and future litigation, including the results of the overdraft fee litigation against the Company that is described in this annual report; and

- other factors that are discussed in "Item 1A – Risk Factors."

The foregoing factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this Annual Report on Form 10-K. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date when it is made and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this Annual Report on Form 10-K are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Part I

Item 1: Business

Our Company

We are a financial holding company headquartered in Wichita, Kansas. Our wholly-owned banking subsidiary, Equity Bank, provides a broad range of financial services primarily to businesses and business owners as well as individuals through our network of 77 branches located in Arkansas, Kansas, Missouri and Oklahoma, as of December 31, 2025. As of December 31, 2025, we had, on a consolidated basis, total assets of $6.37 billion, total deposits of $5.14 billion, total loans (net of allowances) of $4.15 billion and total stockholders' equity of $732.1 million.

Our principal objective is to increase stockholder value and generate consistent earnings growth by expanding our commercial banking franchise both organically and through strategic acquisitions. We strive to provide an enhanced banking experience for our customers by providing them with a comprehensive suite of sophisticated banking products and services tailored to meet their needs while delivering the high-quality relationship-based customer service of a community bank.

Our History and Growth

We were founded in November 2002 by our Chairman and CEO, Brad S. Elliott. Mr. Elliott believed that, as a result of in-market consolidation, there existed an opportunity to build an attractive commercial banking franchise and create long-term value for our stockholders. Following thirteen years' experience as a finance executive, including serving as a Regional President for a Kansas bank with over $1.0 billion in assets, Mr. Elliott implemented his banking vision of developing a strategic consolidator of community banks and a destination for seasoned bankers and businesspersons who share our entrepreneurial spirit. In 2003, we raised capital from 23 local investors to finance the acquisition of National Bank of Andover in Andover, Kansas.

We believe we have a successful track record of selectively acquiring, integrating and consolidating community banks and branch networks. Our acquisition activity includes the following transactions.

- *June 2003* – Acquired National Bank of Andover in Andover, Kansas for $3 million. At the time of our acquisition, National Bank of Andover had $32 million in total assets.

- *February 2005* – Acquired two branches of Hillcrest Bank, N.A. in Wichita, Kansas, which increased our deposits by $66 million. In conjunction with this acquisition, we relocated our headquarters to our current principal executive offices in Wichita.

- *June 2006* – Acquired the Mortgage Centre of Wichita and integrated it into our Bank as a department to expand our mortgage loan platform.

- *October 2006* – Acquired a Missouri charter from First National Bank in Sarcoxie, Missouri, which allowed us to subsequently open a full-service branch in Lee's Summit, Missouri in 2007.

- *November 2007* – Acquired Signature Bancshares, Inc. in Spring Hill, Kansas, which provided us entry into the Overland Park, Kansas market.

- *August 2008* – Acquired Ellis State Bank with locations in Ellis and Hays, Kansas.

- *December 2011* – Acquired four branches of Citizens Bank and Trust in Topeka, Kansas, which increased our deposits by $110 million.

- *October 2012* – Acquired First Community Bancshares, Inc. in Overland Park, Kansas, which increased our deposits by approximately $515 million. At the time of acquisition, First Community had total assets of approximately $595 million, which significantly increased our total asset size and provided us with ten additional branches in Western Missouri and five additional branches in Kansas City.

- *October 2015* – Acquired First Independence Corporation of Independence, the registered savings and loan holding company for First Federal Savings & Loan of Independence, based in Independence, Kansas. First Independence operated four full-service branches in Southeastern Kansas. At the time of acquisition, First Independence had consolidated total assets of $135.0 million, total deposits of $87.1 million and total loans of $89.9 million.

- *November 2016* – Acquired Community First Bancshares, Inc. in Harrison, Arkansas, which increased our deposits by $375.4 million. At the time of acquisition, Community First had total assets of $462.9 million and five locations in Arkansas.

- *March 2017* – Acquired Prairie State Bancshares, Inc. ("Prairie") in Hoxie, Kansas, which increased our deposits by $125.4 million and our total assets by $153.1 million. The merger added three locations in western Kansas.

- *November 2017* – Acquired Eastman National Bancshares, Inc. ("Eastman"), which had a total of four branches in Ponca City and Newkirk, Oklahoma. The acquisition increased our deposits by $224.1 million, our loans by $177.9 million and our total assets by $281.5 million. In addition, at the same time, we acquired Cache Holdings, Inc. ("Cache") in Tulsa, Oklahoma. Cache was the holding company for Patriot Bank and had one branch in Tulsa. The acquisition of Cache added $278.7 million in deposits, $300.7 million in loans and $343.4 in total assets.

- *May 2018* – Acquired Kansas Bank Corporation ("KBC"), which had a total of five branches in Liberal and Hugoton, Kansas. The acquisition increased our deposits by $288.4 million, our loans by $159.4 million and our total assets by $336.1 million. On the same day we acquired Adams Dairy Bancshares, Inc. ("Adams"), which had one branch located in Blue Springs, Missouri. The acquisition of Adams added $97.1 million in deposits, $82.7 million in loans and $119.8 million in total assets.

- *August 2018* – Acquired City Bank and Trust Company ("City Bank"), with one branch in Guymon, Oklahoma, from Docking Bancshares, Inc. This acquisition increased our deposits by $126.9 million, our loans by $77.1 million and our total assets by $163.3 million.

- *February 2019* – Acquired the assets and assumed the deposits and certain other liabilities of two branch locations in Guymon, Oklahoma and one branch location in Cordell, Oklahoma, from MidFirst Bank based in Oklahoma City, Oklahoma. This acquisition increased our deposits by $98.5 million, our loans by $6.5 million and our total assets by $98.6 million.

- *October 2020* – Purchased the assets and assumed the deposits of one branch location in Norton, Kansas, and one branch location in Almena, Kansas, from Almena State Bank ("Almena") facilitated by the Federal Deposit Insurance Corporation ("FDIC"). This purchase increased our deposits by $62.5 million, our loans by $31.4 million and our total assets by $66.9 million.

- *October 2021* – Acquired American State Bancshares, Inc. ("ASBI"), which had a total of seventeen branches in Kansas. The acquisition increased our deposits by $668.8 million, our loans by $441.9 million and our total assets by $777.6 million.

- *December 2021* – Purchased the assets and assumed the deposits of three Security Bank of Kansas City ("Security") branch locations in St. Joseph, Missouri, from Valley View Financial Co. of Overland Park, Kansas. The purchase increased our deposits by $75.1 million, our loans by $1.4 million and our total assets by $75.8 million.

- *February 2024* – Acquired Rockhold BanCorp ("Rockhold"), which had a total of eight branches in Missouri. The acquisition increased our deposits by $349.8 million, our loans by $118.1 million and our total assets by $406.2 million.

- *July 2024* – Acquired KansasLand Bancshares, Inc. ("Kansasland"), with one branch in Quinter, Kansas and one branch in Americus, Kansas. The acquisition increased our deposits by $42.4 million, our loans by $27.9 million and our total assets by $51.9 million.

- *July 2025* – Acquired NBC Corp. of Oklahoma ("NBC"), with seven branch locations in Oklahoma City, Altus, Kingfisher and Enid, as well as a loan production office in Alva. The acquisition increased our deposits by $806.0 million, our loans by $661.5 million and our total assets by $895.2 million.

In conjunction with our strategic acquisition growth, we strive to reposition and improve the loan portfolio and deposit mix of the banks we acquire. Following our acquisitions, we focus on identifying and disposing of problematic loans and replacing them with higher quality loans generated organically. In addition, we focus on growth in our commercial loan portfolio through hiring and retaining talented bankers and incentivizing them to expand their commercial banking relationships. We also seek to increase our most attractive deposit accounts, primarily by growing deposits in our community markets and cross selling our depository products to our loan customers.

As a result of these strategic and organic growth efforts, we have expanded our team of full-time equivalent employees from 19 to 909 and our network of branches from 2 to 77 as of December 31, 2025. We believe that we are well positioned to continue to be a strategic consolidator of community banks while maintaining our history of attracting experienced and entrepreneurial bankers and organically growing our loans and deposits.

Our Strategies

We believe we are a leading provider of commercial and personal banking services to businesses and business owners as well as individuals in our targeted Midwestern markets. Our strategy is to continue consolidating community banks within such markets and maintaining our organic growth, while preserving our asset quality through disciplined lending practices.

- *Strategic Consolidation of Community Banks.* We believe our strategy of selectively acquiring and integrating community banks has provided us with economies of scale and improved our overall franchise efficiency. We expect to continue to pursue strategic acquisitions and believe our targeted market areas present us with many and varied acquisition opportunities. The following table presents the number of banks by asset size within our operating footprint and potential markets of expansion.

State	< $300M	$300M - $1B	$1B - $2B
Kansas	120	49	10
Missouri	100	64	18
Arkansas	28	28	10
Oklahoma	94	54	15
Nebraska	80	42	13
Iowa	132	70	15
Total	554	307	81

We believe many of these banks will continue to be burdened by new and more complex banking regulations, resource constraints, competitive limitations, rising technological and other business costs, management succession issues and liquidity concerns.

Despite the significant number of opportunities, we intend to continue to employ a disciplined approach to our acquisition strategy and only seek to identify and partner with financial institutions that possess attractive market share, low-cost deposit funding or compelling non-interest income-generating businesses. We believe consolidation will lead to organic growth opportunities for us following the integration of businesses we acquire. We also expect to continue to manage our branch network in order to ensure effective coverage for customers while minimizing any geographic overlap and driving corporate efficiency.

- *Enhance the Performance of the Banks We Acquire.* We strive to successfully integrate the banks we acquire into our existing operational platform and enhance stockholder value through the creation of efficiencies within the combined operations. As a result of our acquisition history, we believe we have developed an experienced approach to integration that seeks to identify and execute on such synergies, particularly in the areas of technology, data processing, compliance and human resources, while generating earnings growth. We believe that our experience and reputation as a successful integrator and acquirer will allow us to continue to capitalize on additional opportunities within our markets in the future.

- *Focus on Lending Growth in Our Metropolitan Markets While Increasing Deposits in Our Community Markets*. We are focused on continuing to grow organically and believe the markets in which we operate currently provide meaningful opportunities to expand our commercial customer base and increase our current market share. We believe our branch network is strategically split between growing metropolitan markets, such as Kansas City, Wichita, Oklahoma City and Tulsa, and stable community markets within Southeastern Kansas, Southwestern Kansas, Central Kansas, North Central Kansas, Western Kansas, Topeka, Western Missouri, North Central Missouri, Northern Arkansas, Northern Oklahoma and Western Oklahoma. We believe this diverse geographic footprint provides us with access to low cost, stable core deposits in community markets that we can use to fund commercial loan growth in our metropolitan markets. The following table shows our total deposits and loans in our community markets and our metropolitan markets as of December 31, 2025, which we believe illustrates our execution of this strategy.

	Deposits		Loans	
	Amount[1]	Overall %	Amount[1]	Overall %
Metropolitan markets[2]	$ 1,602,913	31%	$ 3,086,213	73%
Community markets[3]	$ 3,535,350	69%	$ 1,120,131	27%
		100%		100%

(1) Amounts in thousands.
(2) Represents 15 locations in the Wichita, Kansas City, Oklahoma City and Tulsa metropolitan statistical areas ("MSAs").
(3) Represents 62 locations outside of the Wichita, Kansas City, Oklahoma City and Tulsa MSAs.

Our team of seasoned bankers represents an important driver of our organic growth by expanding banking relationships with current and potential customers. We expect to continue to make opportunistic hires of talented and entrepreneurial bankers, particularly in our metropolitan markets, to further augment our growth. Our bankers are incentivized to increase the size of their loan and deposit portfolios and generate fee income while maintaining strong credit quality. We also seek to cross-sell our various banking products, including our deposit and treasury wealth management products, to our commercial loan customers, which we believe provides a basis for expanding our banking relationships as well as a stable, low-cost deposit base. We have built a scalable platform that will support this continued organic growth.

- **Preserve Our Asset Quality Through Disciplined Lending Practices**. Our approach to credit management uses well-defined policies and procedures, disciplined underwriting criteria and ongoing risk management. We are a competitive and effective commercial and industrial lender, supplementing ongoing and active loan servicing with early-stage credit review provided by our bankers. This approach has allowed us to maintain loan growth with a diversified portfolio of high-quality assets. We believe our credit culture supports accountable bankers who maintain an ability to expand our customer base as well as make sound decisions for our Company.

Our Competitive Strengths

We believe the following competitive strengths will allow us to continue to achieve our principal objective of increasing stockholder value and generating consistent earnings growth through the organic and strategic expansion of our commercial banking franchise.

- **Experienced Leadership and Management Team**. Our seasoned and experienced executive management team, senior leaders and board of directors have exhibited the ability to deliver stockholder value by consistently growing profitably while expanding our commercial banking franchise through acquisition and integration. Our executive management team has, on average, more than twenty years of experience working for and with large financial institutions in our markets during various economic cycles along with significant merger and acquisition experience in the financial services industry. Our team has instilled a transparent and entrepreneurial culture that rewards leadership, innovation and problem solving.

- **Focus on Commercial Banking**. We are primarily a commercial bank. As measured by outstanding balances at December 31, 2025, commercial loans composed over 72.5% of our loan portfolio and within our commercial loan portfolio, 73.2% of such loans were commercial real estate loans and 26.8% were commercial and industrial loans. We have developed strong commercial relationships in our markets across a diversified range of sectors including key areas supporting regional and local economic activity and growth, such as manufacturing, freight/transportation, consumer services, franchising and commercial real estate. We have also been successful in attracting customers from larger competitors because of our flexible and responsive approach in providing banking solutions tailored to meet our customers' needs while maintaining disciplined underwriting standards. Our relationship-based approach seeks to grow lending relationships with our customers through cross-selling our banking products, such as our deposit and treasury management tools, as they expand their businesses. We have a growing presence in attractive commercial banking markets, such as Wichita, Kansas City, Oklahoma City and Tulsa, which we believe present significant opportunities to continue to increase our business banking activities.

- **Our Ability to Consolidate**. Our branches are strategically located within metropolitan markets as well as stable community markets that present opportunities to expand our market share. Our executive management team has identified significant acquisition and consolidation opportunities ranging from small to large community banking institutions. We believe our track record of strategic acquisitions and effective integrations, combined with our expertise in our markets and scalable platform, will allow us to capitalize on these growth opportunities.

- **Disciplined Acquisition Approach**. Our disciplined approach to acquisitions, consolidations and integrations includes the following: (i) selectively acquiring community banking franchises only at appropriate valuations, after taking into account risks that we perceive with respect to the targeted bank; (ii) completing comprehensive due diligence and developing an appropriate plan to address any legacy credit problems of the targeted institution; (iii) identifying an achievable cost savings estimate and holding our management accountable for achieving such estimates; (iv) executing definitive acquisition agreements that we believe provide adequate protections to us; (v) installing our credit procedures, audit and risk management policies and procedures and compliance standards upon consummation of the acquisition; (vi) collaborating with the target's management team to execute on synergies and cost saving opportunities related to the acquisition; and (vii) involving a broader management team across multiple departments in order to help ensure the successful integration of all business functions. We believe our approach allows us to realize the benefits of the acquisition and create stockholder value while appropriately managing risk.

- ***Efficient and Scalable Platform with Capacity to Support Our Growth***. Through significant investments in technology and staff, our management team has built an efficient and scalable corporate infrastructure within our commercial banking franchise, including in the areas of banking processes, technology, data processing, underwriting, risk management and internal audit, which we believe will support our continued growth. While expanding our infrastructure, several departmental functions have been outsourced to gain the experience of outside professionals while at the same time achieving more favorable economics and cost-effective solutions. Such outsourced areas include specific internal audit functions and select loan review. This outsourcing strategy has proven to control costs while adding enhanced controls and/or service levels. We believe that this scalable infrastructure will continue to allow us to efficiently and effectively manage our anticipated growth.

- ***Culture Committed to Talent Development, Transparency and Accountability***. We have invested in professional talent since our inception by building a team of "businesspersons first and bankers second" and economically aligned them with our stockholders, through our share-based incentive compensation and stock purchase opportunities. In our efforts to become a destination for seasoned bankers with an entrepreneurial spirit, we have developed numerous leadership development programs. For example, "Equity University" is a year-long program we designed for our promising company-wide leaders. We believe our well-trained and motivated professionals work most effectively in a corporate environment that emphasizes transparency, respect, innovation and accountability. Our culture provides our professionals with the empowerment to better serve our clients and our communities.

- ***Sophisticated and Customized Banking Products with High-Quality Customer Service***. We strive to offer our customers the sophisticated commercial banking products of large financial institutions with the personalized service of a community bank. Our management team's significant banking and lending experience in our markets has provided us with an understanding of the commercial banking needs of our customers that allows us to tailor our products and services to meet our customers' needs. In addition to offering a diverse array of banking products and services, we offer our customers the high-touch, relationship-based customer service experience of a community bank. For example, we utilize Equity Connect, a customized customer relationship management system, to assign relationship officers to enhance relationships with our customers and identify and meet their particular needs.

- ***Strong Risk Management Practices***. We place significant emphasis on risk management as an integral component of our organizational culture without sacrificing growth. We believe our comprehensive risk management system is designed to make sure that we have sound policies, procedures and practices for the management of key risks under our risk framework (which includes market, operational, liquidity, interest rate sensitivity, credit, insurance, regulatory, legal and reputational risk) and that any exceptions are reported by senior management to our board of directors or audit committee. Our risk management practices are overseen by the Chairmen of our audit and risk committees and our Chief Risk Officer, who have many years of combined banking experience. We believe that our enterprise risk management philosophy has been important in gaining and maintaining the confidence of our various constituencies and growing our business and footprint within our markets. We also believe our strong risk management practices are manifested in our asset quality statistics.

Our Banking Services

A general description of the range of commercial banking products and other services we offer follows.

Lending Activities

At December 31, 2025, we had total loans of $4.15 billion (net of allowances), representing 65.0% of our total assets. For additional information concerning our loan portfolio, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Loan Portfolio."

Concentrations of Credit Risk. Most of our lending activity is conducted with businesses and individuals in metropolitan Kansas City, Oklahoma City, Tulsa and Wichita. Our loan portfolio consists primarily of commercial real estate loans, which were $2.23 billion and constituted 53.0% of our total loans as of December 31, 2025, commercial and industrial loans, which were $816.9 million and constituted 19.5% of our total loans as of December 31, 2025, and residential real estate loans, which were $582.1 million and constituted 13.9% of our total loans as of December 31, 2025. Our commercial real estate loans are generally secured by first liens on real property. The remaining commercial and industrial loans are typically secured by general business assets, accounts receivable, inventory and/or the corporate guaranty of the borrower and/or personal guaranty of its principals. Residential real estate loans consists primarily of loans secured by 1-4 family residential properties, including home equity lines of credit. The geographic concentration subjects the loan portfolio to the general economic conditions within Arkansas, Kansas, Missouri and Oklahoma. The risks created by such concentrations have been considered by management in the determination of the adequacy of the allowance for credit losses. Management believes the allowance for credit losses is adequate to cover expected losses in our loan portfolio as of December 31, 2025.

Sound risk management practices and appropriate levels of capital are essential elements of a sound commercial real estate lending program. Concentrations of commercial real estate exposures add a dimension of risk that compounds the risk inherent in individual loans. Interagency guidance on commercial real estate concentrations describe sound risk management practices which include board and management oversight, portfolio management, management information systems, market analysis, portfolio stress testing and sensitivity analysis, credit underwriting standards and credit risk review functions. Management believes these practices allow us to appropriately monitor concentrations in commercial real estate in our loan portfolio.

Large Credit Relationships. As of December 31, 2025, the aggregate amount of loans to our ten largest borrowers (including related entities) amounted to approximately $426.0 million, or 10.2% of total loans. See "Item 1A – Risk Factors – Risks Related to Our Business – Our largest loan relationships currently make up a material percentage of our total loan portfolio."

Loan Underwriting and Approval. Historically, we believe we have made sound, high quality loans while recognizing that lending money involves a degree of business risk. We have loan policies designed to assist us in managing this business risk. These policies provide a general framework for our loan origination, monitoring and funding activities, while recognizing that not all risks can be anticipated. Our board of directors delegates loan authority up to board-approved hold limits collectively to our Directors' credit committee, which is comprised of members of our board of directors. Our board of directors also delegates limited lending authority to our internal loan committee, which is comprised of members of our executive management team. In addition, our board of directors also delegates more limited lending authority to our Chief Executive Officer, President, Chief Credit Officer, credit risk personnel and, on a further limited basis, to selected lending managers in each of our target markets. Lending officers and relationship managers, including our bankers, have further limited individual loan authority. When the total relationship exceeds an individual's loan authority, a higher authority or credit committee approval is required. The objective of our approval process is to provide a disciplined, collaborative approach to larger credits while maintaining responsiveness to client needs.

Loan decisions are documented as to the borrower's business, purpose of the loan, evaluation of the repayment source and associated risks, evaluation of collateral, covenants and monitoring requirements and the risk rating rationale. Our strategy for approving or disapproving loans is to follow conservative loan policies and consistent underwriting practices which include:

- maintaining close relationships among our customers and their designated banker to ensure ongoing credit monitoring and loan servicing;

- granting credit on a sound basis with full knowledge of the purpose and source of repayment for such credit;

- ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan;

- developing and maintaining targeted levels of diversification for our loan portfolio as a whole and for loans within each category; and

- ensuring that each loan is properly documented and that any insurance coverage requirements are satisfied.

Managing credit risk is a Company-wide process. Our strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria and ongoing risk monitoring and review processes for all credit exposures. Our processes emphasize early-stage review of loans, regular credit evaluations and management reviews of loans, which supplement the ongoing and proactive credit monitoring and loan servicing provided by our bankers. Our Chief Credit Officer provides Company-wide credit oversight to ensure that the risk identification processes are functioning properly and that our credit standards are followed. In addition, a third-party loan review is performed to assist in the identification of problem assets and to confirm our internal risk rating of loans. We attempt to identify potential problem loans early in an effort to seek aggressive resolution of these situations before the loans become a loss, record any necessary charge-offs promptly and maintain adequate allowance levels for probable credit losses incurred in the loan portfolio.

Our loan policies generally include other underwriting guidelines for loans collateralized by real estate. These underwriting standards are designed to determine the maximum loan amount that a borrower has the capacity to repay based upon the type of collateral securing the loan and the borrower's income. Such loan policies include maximum amortization schedules and loan terms for each category of loans collateralized by liens on real estate.

In addition, our loan policies provide guidelines for personal guarantees; an environmental review; loans to employees, executive officers and directors; problem loan identification; maintenance of an adequate allowance for credit losses and other matters relating to lending practices.

Lending Limits. Our lending activities are subject to a variety of lending limits imposed by federal and state law. In general, the Bank is subject to a legal lending limit on loans to a single borrower based on the Bank's capital level. The dollar amounts of the Bank's lending limit increases or decreases as the Bank's capital increases or decreases. The Bank is able to sell participations in its larger loans to other financial institutions, which allows it to manage the risk involved in these loans and to meet the lending needs of its customers requiring extensions of credit in excess of these limits.

The Bank's legal lending limit as of December 31, 2025, on loans to a single borrower was $159.3 million. However, we typically maintain an in-house limit of $25.0 million for loans to a single borrower. We have strict policies and procedures in place for the establishment of hold limits with respect to specific products and businesses and evaluating exceptions to the hold limits for individual relationships.

Our loan policies provide general guidelines for loan-to-value ratios that restrict the size of loans to a maximum percentage of the value of the collateral securing the loans, which percentage varies by the type of collateral. Our internal loan-to-value limitations follow limits established by applicable law.

Loan Types. We provide a variety of loans to meet our customers' needs. The section below discusses our general loan categories.

Commercial and Industrial Loans. We make commercial and industrial loans, including commercial lines of credit, working capital loans, term loans, equipment financing, aircraft financing, acquisition, expansion and development loans, borrowing base loans, government guaranteed loans, letters of credit and other loan products, primarily in our target markets that are underwritten on the basis of the borrower's ability to service the debt from income. We take as collateral a lien on general business assets including, among other things, available real estate, accounts receivable, inventory and equipment and generally obtain a personal guaranty of the borrower or principal. Our commercial and industrial loans generally have variable interest rates and terms that typically range from one to five years depending on factors such as the type and size of the loan, the financial strength of the borrower/guarantor and the age, type and value of the collateral. Fixed rate commercial and industrial loan maturities are generally short-term, with three to five-year maturities, or include periodic interest rate resets. Terms greater than five years may be appropriate in some circumstances based upon the useful life of the underlying asset being financed or if some form of credit enhancement, such as a government guarantee is obtained.

In general, commercial and industrial loans may involve increased credit risk and, therefore, typically yield a higher return. The increased risk in commercial and industrial loans derives from the expectation that such loans generally are serviced principally from the operations of the business and those operations may not be successful. Any interruption or discontinuance of operating cash flows from the business, which may be influenced by events not under the control of the borrower such as economic events and changes in governmental regulations, could materially affect the ability of the borrower to repay the loan. In addition, the collateral securing commercial and industrial loans generally includes movable property such as equipment and inventory, which may decline in value more rapidly than we anticipate exposing us to increased credit risk. As a result of these additional complexities, variables and risks, commercial and industrial loans require extensive underwriting and servicing.

Commercial Real Estate Loans. We make commercial mortgage loans collateralized by real estate, which may be owner occupied or non-owner-occupied. Commercial real estate lending typically involves higher loan principal amounts and the repayment is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. We require our commercial real estate loans to be secured by well-managed property with adequate margins and generally obtain a guarantee from responsible parties. Our commercial mortgage loans generally are collateralized by first liens on real estate, have variable or fixed interest rates and amortize over a 10 to 20-year period with balloon payments or rate adjustments due at the end of three to seven years. Periodically, we will utilize an interest rate swap to hedge against long-term fixed rate exposures. Commercial mortgage loans considered for interest rate swap hedging typically have terms of greater than five years.

Repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans. In underwriting commercial real estate loans, we seek to minimize these risks in a variety of ways, including giving careful consideration to the property's age, condition, operating history, future operating projections, current and projected market rental rates, vacancy rates, location and physical condition. The underwriting analysis also may include credit verification, reviews of appraisals, environmental hazards or reports, the borrower's liquidity and leverage, management experience of the owners or principals, economic condition and industry trends.

We also make loans to finance the construction of residential and non-residential properties. Construction loans generally are collateralized by first liens on real estate and have floating interest rates. We conduct periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans. Underwriting guidelines similar to those described above are also used in our construction lending activities. Our construction loans have terms that typically range from six months to two years depending on factors such as the type and size of the development and the financial strength of the borrower/guarantor. Loans are typically structured with an interest only construction period. Loans are underwritten to either mature at the completion of construction, or transition to a traditional amortizing commercial real estate facility at the completion of construction, in line with other commercial real estate loans held at the bank.

Construction loans generally involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan-to-value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and it may be necessary to hold the property for an indeterminate period of time subject to the regulatory limitations imposed by local, state or federal laws.

1 – 4 Family Residential Mortgages. We make residential real estate loans collateralized by owner-occupied properties located in our market areas. We offer a variety of mortgage loan products with amortization periods up to 30 years including traditional 30-year fixed loans and various adjustable rate mortgages. Typically, loans with a fixed interest rate of greater than 10 years are held for sale and sold on the secondary market and adjustable rate mortgages are held for investment. Loans collateralized by one-to-four family residential real estate generally are originated in amounts of no more than 80% of appraised value. Home equity loans and HELOCs are generally limited to a combined loan-to-value ratio of 80%, including the subordinate lien. We retain a valid lien on real estate, obtain a title insurance policy that ensures that the property is free from encumbrances and require hazard insurance.

From time to time we have purchased pools of residential mortgages originated by other financial institutions to hold for investment with the intent to diversify our residential mortgage loan portfolio and increase our yield. We have a defined set of credit guidelines that we use when evaluating these credits. Although these loans were originated and underwritten by another institution, our mortgage and credit departments do their own independent review. These loans typically are secured by collateral outside of our branch footprint.

Agricultural Loans. We offer both fixed-rate and adjustable-rate agricultural real estate loans to our customers. We also make loans to finance the purchase of machinery, equipment and breeding stock, seasonal crop operating loans used to fund the borrower's crop production operating expenses, livestock operating, and revolving loans used to purchase livestock for resale and related livestock production expense.

Generally, our agricultural real estate loans amortize over periods not in excess of 20 years and have a loan-to-value ratio under 80%. We also originate agricultural real estate loans directly and through programs sponsored by the Farm Service Agency ("FSA"), an agency of the United States Department of Agriculture, which provides a partial guarantee on loans underwritten to FSA standards. Agricultural real estate loans generally carry higher interest rates and have shorter terms than 1-4 family residential real estate loans. Agricultural real estate loans, however, entail additional credit risks compared to one-to-four-family residential real estate loans, as they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. We generally require farmers to obtain multi-peril crop insurance coverage through a program partially subsidized by the Federal government to help mitigate the risk of crop failures.

Agricultural operating loans may be originated at an adjustable or fixed rate of interest and generally for a term of up to 7 years. In the case of agricultural operating loans secured by breeding livestock and/or farm equipment, such loans are originated at fixed rates of interest for a term of up to 5 years. We typically originate agricultural operating loans based on the borrower's ability to make repayment from the cash flow of the borrower's agricultural business. As a result, the availability of funds for the repayment of agricultural operating loans may be substantially dependent on the success of the business itself and the general economic environment. A significant number of agricultural borrowers with these types of loans may qualify for relief under a chapter of the U.S. Bankruptcy Code that is designed specifically for the reorganization of financial obligations of family farmers and which provides certain preferential procedures to agricultural borrowers compared to traditional bankruptcy proceedings pursuant to other chapters of the U.S. Bankruptcy Code.

Consumer Loans. We make a variety of loans to individuals for personal and household purposes, including secured and unsecured term loans and home improvement loans. Consumer loans are underwritten based on the individual borrower's income, current debt level, past credit history and the value of any available collateral. The terms of consumer loans vary considerably based upon the loan type, nature of collateral and size of the loan. Consumer loans entail greater risk than residential real estate loans because they may be unsecured or, if secured, the value of the collateral, such as an automobile or boat, may be more difficult to assess and more likely to decrease in value than real estate. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. The remaining deficiency often will not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans.

Deposit Products

Our lending and investing activities are primarily funded by deposits. We offer a variety of deposit accounts with a wide range of interest rates and terms including demand, savings, money market and time deposits with the goal of attracting a wide variety of customers, including small to medium-sized businesses. We employ customer acquisition strategies to generate new account and deposit growth, such as customer referral incentives, search engine optimization, targeted direct mail and email campaigns, in addition to conventional marketing initiatives and advertising. Our goal is to emphasize our core deposits and cross-sell our deposit products to our loan customers.

We design our consumer deposit products specifically for the lifestyles of clients in the communities we serve. Some accounts emphasize and reward debit card usage, while others appeal to higher deposit customers. We also utilize Equity Connect, which is our customer relationship management system, to assist our personnel in deepening and expanding current relationships by providing timely identification of potential needs. It also serves as a methodical tool to track customer onboarding and retention actions by account officers. We do participate in the Certificate of Deposit Registry Services ("CDARS") as well as the Insured Cash Sweep ("ICS") both provided via IntraFi Network as options for our customers to place funds and occasionally as a funding source.

We also bid for, and accept deposits from public entities in our markets.

Other Products and Services

We offer banking products and services that are competitively priced with a focus on convenience and accessibility. We offer a full suite of online banking solutions including access to account balances, online transfers, online bill payment and electronic delivery of customer statements, mobile banking solutions for iPhone and Android phones, including remote check deposit with mobile bill pay. We offer extended drive-through hours, ITMs, ATMs and banking by telephone, mail and personal appointment. We offer debit cards with no ATM surcharges or foreign ATM fees for checking customers, plus night depository, direct deposit, cashier's and travelers checks and letters of credit, as well as treasury management services, wire transfer services and automated clearing house ("ACH") services. We offer both consumer and commercial credit cards, as well as Health Savings Account solutions.

We offer a full array of commercial treasury management services designed to be competitive with banks of all sizes. Treasury management services include balance reporting (including current day and previous day activity), transfers between accounts, wire transfer initiation, ACH origination and stop payments. Cash management deposit products consist of lockbox, remote deposit capture, positive pay, reverse positive pay, account reconciliation services, zero balance accounts and sweep accounts, including loan sweep.

We offer a full comprehensive suite of products and offerings for trust and wealth management customers. Trust and wealth management services include private banking, investment management, trust services and estate and financial planning.

We offer insurance brokerage services primarily focused on crop coverage for agricultural customers throughout our footprint.

Our Markets

As of December 31, 2025, we conducted banking operations through our 77 bank locations in Arkansas, Kansas, Missouri and Oklahoma. We believe that an important factor contributing to our historical performance and our ability to execute our strategy is the attractiveness and specific characteristics of our existing and target markets. In particular, we believe our markets provide us with access to low cost, stable core deposits in community markets that we can use to fund commercial loan growth in metropolitan areas.

We believe our existing and target markets are among some of the most attractive in the Midwestern United States. Our markets are home to thousands of manufacturing and trade jobs, and have experienced recent growth in the healthcare, consumer services and technology sectors. We believe the central geographic footprint of our markets provides numerous industrial plants, facilities and manufacturing businesses with a central shipping location from which they can distribute their products. Our markets also serve as the corporate headquarters for Koch Industries Inc., Hallmark Cards, Inc., H&R Block, Inc., American Century Investments, Garmin International, Inc., Cessna Aircraft Company, Seaboard Corporation, Cargill Meat Solutions, The Boeing Company, Dairy Farmers of America, Quik Trip, ONEOK, Salina Vortex and Williams Companies and host a major presence for companies across a variety of industries, including Bombardier Learjet, Collective Brands, Inc., FedEx, Flexsteel, Hills Pet Nutrition, Inc., Textron Aviation Services, Phillips 66, Rib Crib, Honeywell, T-Mobile, Oracle, and Bayer Corporation. We understand the community banking needs of the businesses and individuals within our markets and have focused on developing a commercial and personal banking platform to service such needs.

Information Technology Systems

We continue to make significant investments in our information technology systems and staff for our banking and lending operations and treasury management activities. We believe this investment will support our continued growth, permit us to enhance our capabilities to offer new products and overall customer experience and enable us to provide scale for future growth and acquisitions. We use nationally recognized software vendors and their support allows us to operate our data processing and core systems in-house. Our internal network is maintained in-house. We house our back-up site at a decentralized location. This back-up site is intended to provide for redundancy and disaster recovery capabilities in the event of a significant equipment failure or disaster.

The majority of our other systems, including our e-mail, electronic funds transfer, transaction processing and online banking services are hosted by third-party service providers. The scalability of this infrastructure will support our growth strategy. In addition, the tested capability of these vendors to automatically switch over to standby systems should allow us to recover our systems and provide business continuity quickly in case of a disaster.

For a discussion of our cybersecurity risk management and strategy and governance, please see "Item 1C – Cybersecurity"

Competition

The financial services industry is highly competitive. We compete for loans, deposits, and financial services in all of our principal markets. We compete directly with other bank and nonbank institutions located within our markets, Internet-based banks, out-of-market banks, and bank holding companies that advertise in or otherwise serve our markets, along with money market and mutual funds, brokerage houses, mortgage companies, and insurance companies or other commercial entities that offer financial services products. Competition involves efforts to retain current customers, obtain new loans and deposits, increase the scope and type of services offered and offer competitive interest rates paid on deposits and charged on loans. Many of our competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence, more accessible branch office locations, the ability to offer additional services, more favorable pricing alternatives and lower origination and operating costs. Some of our competitors have been in business for a long time and have an established customer base and name recognition. We believe that our competitive pricing, personalized service and community involvement enable us to effectively compete in the communities in which we operate.

Human Capital

The Company's success depends on its ability to attract and retain highly qualified senior and middle management and other skilled employees. Competition for qualified employees can be intense and it may be difficult to locate personnel with the necessary combination of skills, attributes and business relationships.

The Company believes that its employees are the primary key to the Company's success as a financial institution. The Company is committed to attracting, retaining and promoting top quality talent regardless of sex, sexual orientation, gender identity, race, color, national origin, age, religion and physical ability. The Company strives to identify and select the best candidates for all open positions based on qualifying factors for each job. The Company is dedicated to providing a workplace for its employees that is inclusive, supportive and free of any form of discrimination or harassment; rewarding and recognizing its employees based on their individual results and performance; and recognizing and respecting all of the characteristics and differences that make each of the Company's employees unique.

Additionally, the Company is committed to employee development through a combination of in-house and external training programs. Further, the Company has two staff development programs with formal in-house training programs for junior bankers including guidance from senior banking team members.

As of December 31, 2025, the Company employed 909 full-time equivalent employees. None of our employees are represented by any collective bargaining unit or is a party to a collective bargaining agreement.

Available Information

The Company files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company makes available, free of charge, on its website at http://investor.equitybank.com its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after the Company electronically files, or furnishes, such materials to the SEC. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information contained on or accessible from our website does not constitute a part of this Annual Report on Form 10-K and is not incorporated by reference herein.

Supervision and Regulation

Banking is a complex, highly regulated industry. Consequently, our growth and earnings performance can be affected, not only by management decisions and general and local economic conditions, but also by the statutes administered by and the regulations and policies of, various governmental regulatory authorities. These authorities include, but are not limited to, the Federal Reserve, the FDIC, the Kansas Office of State Bank Commissioner ("OSBC"), the Consumer Financial Protection Bureau ("CFPB"), the Internal Revenue Service ("IRS") and state taxing authorities. The effect of these statutes, regulations and policies and any changes to any of them can be significant and cannot be predicted.

The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. In furtherance of those goals, the U.S. Congress and the individual states have created several regulatory agencies and enacted numerous laws, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), that govern banks and the banking industry. The system of supervision and regulation applicable to us establishes a comprehensive framework for our operations and is intended primarily for the protection of the FDIC's deposit insurance funds, our depositors and the public, rather than the stockholders and creditors.

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our businesses may be affected by any new regulation or statute.

The following is an attempt to summarize some of the relevant laws, rules and regulations governing banks and bank holding companies, but does not purport to be a complete summary of all applicable laws, rules and regulations governing banks. The descriptions are qualified in their entirety by reference to the specific statutes and regulations discussed.

The laws, rules and regulations add significantly to the cost of operating the Company and Equity Bank and thus have a negative impact on profitability. In recent years, financial service providers that are not subject to the same regulations as the Company and Equity Bank have expanded significantly. Less regulation may give these institutions a competitive advantage over the Company and Equity Bank. Such institutions may continue to draw large amounts of funds away from banking institutions, with a continuing adverse effect on the banking industry in general.

Bank Holding Company Regulation

We are a financial holding company registered under the Bank Holding Company Act of 1956 ("BHC Act"), as amended, and are subject to supervision and regulation by the Federal Reserve. Federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage and to a range of supervisory requirements and activities, including regulatory enforcement actions, for violation of laws and policies.

Activities Closely Related to Banking

The BHC Act prohibits a bank holding company, with certain limited exceptions, from acquiring direct or indirect ownership or control of more than five percent of the voting shares of any company that is not a bank or from engaging in any activities other than those of banking, managing or controlling banks and certain other subsidiaries or furnishing services to or performing services for its subsidiaries. Bank holding companies also may engage in or acquire interests in companies that engage in a limited set of activities that are so closely related to banking as to be a proper incident thereto. If a bank holding company has become a financial holding company ("FHC"), it may engage in a broader set of activities, including insurance underwriting and broker-dealer services as well as activities that are jointly determined by the Federal Reserve and the U.S. Treasury to be financial in nature or incidental to such financial activity. FHCs may also engage in activities that are determined by the Federal Reserve to be complementary to financial activities. To maintain FHC status, the bank holding company and all subsidiary depository institutions must be "well managed" and "well capitalized." Additionally, all subsidiary depository institutions must have received at least a "Satisfactory" rating on its most recent Community Reinvestment Act ("CRA") examination. Failure to meet these requirements may result in limitations on activities and acquisitions. During the fourth quarter of 2022, we elected to become a FHC.

Safe and Sound Banking Practices

Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve may order a bank holding company to terminate an activity or control of a non-bank subsidiary if such activity or control constitutes a significant risk to the financial safety, soundness or stability of a subsidiary bank and is inconsistent with sound banking principles. Regulation Y also requires a holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company's consolidated net worth.

Consistent with the Dodd-Frank Act codification of the Federal Reserve's policy that bank holding companies must serve as a source of financial strength for their subsidiary banks, the Federal Reserve has stated that, as a matter of prudence, a bank holding company generally should not maintain a rate of distributions to stockholders unless its available net income has been sufficient to fully fund the distributions and the prospective rate of earnings retention appears consistent with a bank holding company's capital needs, asset quality and overall financial condition.

In addition, the Federal Reserve Supervisory Letter SR 09-4 provides guidance on the declaration and payment of dividends, capital redemptions and capital repurchases by a bank holding company. Supervisory Letter SR 09-4 provides that, as a general matter, a bank holding company should eliminate, defer or significantly reduce its dividends if: (i) the bank holding company's net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) the bank holding company's prospective rate of earnings retention is not consistent with the bank holding company's capital needs and overall current and prospective financial condition or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Failure to do so could result in a supervisory finding that the bank holding company is operating in an unsafe and unsound manner.

Limitations on Equity Bank's ability to pay dividends could, in turn, affect our ability to pay dividends to our stockholders. For more information concerning Equity Bank's ability to pay dividends, see "Bank Regulation" below.

The Federal Reserve has broad authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe and unsound banking practices, or which constitute violations of laws or regulations. Notably, the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), provides that the Federal Reserve can assess civil money penalties for such practices or violations which can be as high as $1 million per day. FIRREA contains expansive provisions regarding the scope of individuals and entities against which such penalties may be assessed.

Annual Reporting and Examinations

We are required to file annual and quarterly reports with the Federal Reserve and such additional information as the Federal Reserve may require pursuant to the BHC Act. The Federal Reserve may examine a bank holding company or any of its subsidiaries and charge the company for the cost of such an examination. We are also subject to reporting and disclosure requirements under state and federal securities laws.

Rules on Regulatory Capital

Regulatory capital rules pursuant to the Basel III requirements ("Basel III rules"), require banks and bank holding companies to maintain a minimum common equity Tier 1 ("CET1") risk-based capital ratio of 4.5%, a Tier 1 risk-based capital ratio of 6%, a total risk-based capital ratio of 8% and a leverage ratio of 4%. Under the Basel III rules, banks and bank holding companies must maintain a CET1 risk-based capital ratio of 6.5%, a Tier 1 risk-based capital ratio of 8%, a total risk-based capital ratio of 10% and a leverage ratio of 5% to be deemed "well capitalized" for purposes of certain rules and requirements. Banks and bank holding companies are also required to maintain a "capital conservation buffer" in excess of the minimum risk-based capital ratios. The buffer is intended to help ensure that banking organizations conserve capital when it is most needed, allowing them to better weather periods of economic stress. The minimum 2.5% buffer is composed solely of CET1 capital. If an institution's capital conservation buffer is less than or equal to 2.5%, then the institution is subject to limitations on certain activities, including payment of dividends, share repurchases and discretionary bonuses to executive officers.

The federal bank regulatory agencies may also set higher capital requirements for banks and bank holding companies whose circumstances warrant it. For example, holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. At this time, the bank regulatory agencies are more inclined to impose higher capital requirements to meet well capitalized standards and future regulatory change could impose higher capital standards as a routine matter. Our regulatory capital ratios and those of Equity Bank are in excess of the levels established for well capitalized institutions under the Basel III rules.

The Basel III rules also set forth certain changes in the methods of calculating certain risk-weighted assets, which in turn affect the calculation of risk-based capital ratios. Under the Basel III rules, higher or more sensitive risk weights are assigned to various categories of assets, including certain credit facilities that finance the acquisition, development or construction of real property, certain exposures or credits that are 90 days past due or on non-accrual, foreign exposures and certain corporate exposures. In addition, the Basel III rules include (i) alternative standards of credit worthiness consistent with the Dodd-Frank Act, (ii) greater recognition of collateral and guarantees and (iii) revised capital treatment for derivatives and repo-style transactions.

In addition, the Basel III rules include certain exemptions to address concerns about the regulatory burden on community banks. For example, banking organizations with less than $15 billion in consolidated assets as of December 31, 2009, are permitted to include in Tier 1 capital trust preferred securities and cumulative perpetual preferred stock issued and included in Tier 1 capital prior to May 19, 2010, on a permanent basis without phase out. Community banks were also permitted to make a one-time election in their March 31, 2015, quarterly filings to opt-out of the requirement to include most accumulated other comprehensive income ("AOCI") components in the calculation of CET1 capital and, in effect, retain the AOCI treatment under the prior capital rules. Under the Basel III rules, we made the one-time, permanent election to continue to exclude AOCI from capital.

In accordance with the Economic Growth, Regulatory Relief and Consumer Protection Act, depository institutions and depository institution holding companies that have less than $10 billion in total consolidated assets and meet other qualifying criteria, including a leverage ratio of greater than 9%, off-balance-sheet exposures of 25% or less of total consolidated assets and trading assets plus trading liabilities of 5% or less of total consolidated assets, are deemed "qualifying community banking organizations" and are eligible to opt into the community bank leverage ratio framework. A qualifying community banking organization that elects to use the community bank leverage ratio framework and that maintains a leverage ratio of greater than 9% is considered to have satisfied the generally applicable risk-based and leverage capital requirements under the Basel III rules and, if applicable, is considered to have met the "well capitalized" ratio requirements for purposes of its primary federal regulator's prompt corrective action rules, discussed below. The final rules include a two-quarter grace period during which a qualifying community banking organization that temporarily fails to meet any of the qualifying criteria, including the greater-than 9% leverage ratio requirement, is generally still deemed "well capitalized" so long as the banking organization maintains a leverage ratio greater than 8%. A banking organization that fails to maintain a leverage ratio greater than 8% is not permitted to use the grace period and must comply with the generally applicable requirements under the Basel III Capital rules and file the appropriate regulatory reports. The Company and Equity Bank have not made an election to use the community bank leverage ratio framework but may make such an election in the future if eligible and doing so is advantageous.

Imposition of Liability for Undercapitalized Subsidiaries

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") required each federal banking agency to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages.

Pursuant to FDICIA, each federal banking agency has specified, by regulation, the levels at which an insured institution would be considered well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. As of December 31, 2025, Equity Bank exceeded the capital levels required to be deemed well capitalized.

Additionally, FDICIA requires bank regulators to take prompt corrective action to resolve problems associated with insured depository institutions. Under these prompt corrective action provisions of FDICIA, if a controlled bank is undercapitalized, then the regulators could require the bank to submit a capital restoration plan. If an institution becomes significantly undercapitalized or critically undercapitalized, additional and significant limitations are placed on the institution. The capital restoration plan of an undercapitalized institution will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan, until it becomes adequately capitalized. We have control of Equity Bank for the purpose of this statute.

Further, by statute and regulation, a bank holding company must serve as a source of financial and managerial strength to each bank that it controls and, under appropriate circumstances, may be required to commit resources to support each such controlled bank. This support may be required at times when the bank holding company may not have the resources to provide the support. In addition, if the Federal Reserve believes that a bank holding company's activities, assets or affiliates represent a significant risk to the financial safety, soundness or stability of a controlled bank, then the Federal Reserve could require the bank holding company to terminate the activities, liquidate the assets or divest the affiliates. The regulators may require these and other actions in support of controlled banks even if such actions are not in the best interests of the bank holding company or its stockholders.

Acquisitions by Bank Holding Companies

The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before it may acquire all or substantially all of the assets of any bank or ownership or control of any voting shares of any bank if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve is required to consider the financial and managerial resources and future prospects of the bank holding company and banks concerned, the convenience and needs of the communities to be served, the effect on competition as well as the financial stability of the United States. The Attorney General of the United States may, within 30 days after approval of an acquisition by the Federal Reserve, bring an action challenging such acquisition under the federal antitrust laws, in which case the effectiveness of such approval is stayed pending a final ruling by the courts. Under certain circumstances, the 30-day period may be shortened to 15 days.

Control Acquisitions

The Change in Bank Control Act ("CBCA") prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as ourselves, would, under the circumstances set forth in the presumption, constitute acquisition of control of us.

In addition, the BHC Act prohibits any entity from acquiring 25% or more (the BHC Act has a lower limit for acquirers that are existing bank holding companies) of a bank holding company's or bank's voting securities, or otherwise obtaining control or the power to exercise a "controlling influence" over a bank holding company or bank, without the prior approval of the Federal Reserve. On January 30, 2020, the Board of Governors of the Federal Reserve System adopted a final rule revising the Federal Reserve's regulations related to determinations of whether a company has the ability to exercise a controlling influence over another company, including a bank holding company or a bank, for purposes of the BHC Act. The final rule establishes a comprehensive framework that employs several factors to determine if a company has control over another company, including the first company's total voting and non-voting equity investment in the second company; director, officer and employee overlaps between the first company and the second company; and the scope of business relationships between the first company and the second company. The final rule went into effect on April 1, 2020.

Interstate Branching

The Dodd-Frank Act permits a national or state bank, with the approval of its regulator, to open a branch in any state if the law of the state in which the branch is located would permit the establishment of the branch if the bank were a bank chartered in that state.

Anti-Tying Restrictions

Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

Bank Regulation

Equity Bank operates under a Kansas state bank charter and is subject to regulation by the OSBC and the Federal Reserve. The OSBC and the Federal Reserve regulate or monitor all areas of Equity Bank's operations, including capital requirements, issuance of stock, declaration of dividends, interest rates, deposits, loans, investments, borrowings, record keeping, establishment of branches, acquisitions, mergers, information technology and employee responsibility and conduct. The OSBC places limitations on activities of Equity Bank, including the issuance of capital notes or debentures and the holding of real estate and personal property and requires Equity Bank to maintain a certain ratio of reserves against deposits. The OSBC requires Equity Bank to file a report annually, in addition to any periodic report requested.

The Federal Reserve and the OSBC regularly examine Equity Bank and its records. The FDIC may also periodically examine and evaluate insured banks.

Standards for Safety and Soundness

As part of FDICIA's efforts to promote the safety and soundness of depository institutions and their holding companies, appropriate federal banking regulators are required to have in place regulations specifying operational and management standards (addressing internal controls, loan documentation, credit underwriting and interest rate risk), asset quality and earnings. As discussed above, the Federal Reserve and the FDIC have extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution that it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties of up to $1 million per day, issue cease-and-desist or removal orders, seek injunctions and publicly disclose such actions.

The ability of Equity Bank, as a Kansas state bank, to pay dividends is restricted under the Kansas Banking Code. Pursuant to the Kansas Banking Code, a Kansas state bank may declare and pay a dividend out of undivided profits after deducting losses to the holders of record of the stock outstanding on the date the dividend is declared. However, prior to the declaration of any dividend, a Kansas state bank must transfer 25% of its net profits since the last preceding dividend to its surplus fund until the surplus fund is equal to its total capital stock. In addition, no dividend may be declared without the approval of the OSBC, if such dividend would reduce the surplus fund to an amount less than 30% of the resulting total capital of the bank.

Equity Bank is also subject to certain restrictions on the payment of dividends as a result of the requirement that it maintain an adequate level of capital in accordance with guidelines promulgated from time to time by the federal regulators.

The present and future dividend policy of Equity Bank is subject to the discretion of its boards of directors. In determining whether to pay dividends to us and, if paid, the amount of the dividends, the board of directors of Equity Bank considers many of the same factors discussed above. Equity Bank cannot guarantee that it will have the financial ability to pay dividends to us, or if dividends are paid, that they will be sufficient for us to make distributions to our stockholders. Equity Bank is not obligated to pay dividends.

Insider Transactions

A bank is subject to certain restrictions on extensions of credit to insiders of the bank or of any affiliate. Insiders include executive officers, directors, certain principal stockholders and their related interests. Extensions of credit include derivative transactions, repurchase and reverse repurchase agreements and securities borrowing and lending transactions to the extent that such transactions cause a bank to have credit exposure to an insider. Any extension of credit to an insider must:

- be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties; and

- involve no more than the normal risk of repayment or present other unfavorable features.

For loans above certain threshold amounts, board approval is required, and the interested insider may not be involved. In addition, a bank may purchase an asset from or sell an asset to an insider only if the transaction is on market terms and if representing more than 10% of capital, is approved in advance by the majority of disinterested directors.

Additional and more stringent limits apply to a bank's transactions with its own executive officers and certain directors. These limits do not apply to transactions with all directors or to insiders of the bank's affiliates.

Restrictions on Transactions with Affiliates

Section 23A of the Federal Reserve Act imposes quantitative and qualitative limits on transactions between a bank and any affiliate and requires certain levels of collateral for any such loans. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of a holding company. Section 23B of the Federal Reserve Act requires that certain transactions between Equity Bank and its affiliates must be on terms substantially the same, or at least as favorable, as those prevailing at the time for comparable transactions with or involving other nonaffiliated companies. In the absence of such comparable transactions, any transaction between Equity Bank and its affiliates must be on terms and under circumstances, including credit standards, which in good faith would be offered to or would apply to nonaffiliated companies.

Capital Adequacy

In addition to the capital rules applicable to both banks and bank holding companies discussed above, under the prompt corrective action regulations, the federal bank regulators are required and authorized to take supervisory actions against undercapitalized banks. For this purpose, a bank is placed in one of the following five categories based on the bank's capital:

- well capitalized (at least 5% leverage ratio, 6.5% CET1 risk-based capital ratio, 8% Tier 1 risk-based capital ratio and 10% total risk-based capital ratio);

- adequately capitalized (at least 4% leverage ratio, 4.5% CET1 risk-based capital ratio, 6% Tier 1 risk-based capital ratio and 8% total risk-based capital ratio);

- undercapitalized (less than 4% leverage ratio, 4.5% CET1 risk-based capital ratio, 6% Tier 1 risk-based capital ratio or 8% total risk-based capital ratio);

- significantly undercapitalized (less than 3% leverage ratio, 3% CET1 risk-based capital ratio, 4% Tier 1 risk-based capital ratio or 6% total risk-based capital ratio); and

- critically undercapitalized (less than 2% tangible capital to total assets).

Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. The regulators have the discretion to downgrade a bank from one category to a lower category. Generally, subject to a narrow exception, banking regulators must appoint a receiver or conservator for an institution that is "critically undercapitalized." An institution that is categorized as "undercapitalized," "significantly undercapitalized," or "critically undercapitalized" is required to submit an acceptable capital restoration plan to its appropriate federal banking agency.

Failure to meet capital guidelines could subject Equity Bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and other restrictions on our business.

As of December 31, 2025, Equity Bank exceeded the capital levels required to be deemed well capitalized.

Deposit Insurance

The FDIC insures the deposits of federally insured banks up to prescribed statutory limits for each depositor, through the Deposit Insurance Fund ("DIF") and safeguards the safety and soundness of the banking and thrift industries. The Dodd-Frank Act permanently raised the standard maximum deposit insurance amount to $250,000. The amount of FDIC assessments paid by each insured depository institution is based on its relative risk of default as measured by financial ratios and supervisory factors derived from a statistical model that estimates a bank's probability of failure within three years.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. At least semi-annually, the FDIC will update its loss and income projections for the DIF and, if needed, will increase or decrease assessment rates, following notice-and-comment rulemaking, if required. If there are additional bank or financial institution failures or if the FDIC otherwise determines to increase assessment rates, Equity Bank may be required to pay higher FDIC insurance premiums. Any future increases in FDIC insurance premiums may have a material and adverse effect on our earnings.

Consumer Financial Protection Bureau

The Dodd-Frank Act created the CFPB which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement

Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Depository institutions with less than $10 billion in assets, such as Equity Bank, are subject to rules promulgated by the CFPB, which may increase their compliance risk and the costs associated with their compliance efforts, but such banks will continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products.

The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower's ability to repay. In addition, the Dodd-Frank Act allows borrowers to raise certain defenses to foreclosure if they receive any loan other than a "qualified mortgage" as defined by the CFPB.

The CFPB has issued a number of regulations related to the origination of mortgages, foreclosure and overdrafts as well as many other consumer issues. Additionally, the CFPB has proposed, or will be proposing, additional regulations on issues that directly relate to our business. Although it is difficult to predict at this time the extent to which the CFPB's final rules impact the operations and financial condition of Equity Bank, such rules may have a material impact on Equity Bank's compliance costs, compliance risk and fee income.

Privacy

Under the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market the institutions' own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers.

Recent cyber-attacks against banks and other institutions that resulted in unauthorized access to confidential customer information have prompted the federal banking agencies to issue extensive guidance on cybersecurity. The regulatory agencies may devote more resources to this part of their safety and soundness examination than they may have in the past.

Like other lending institutions, our subsidiary bank uses credit bureau data in its underwriting activities. Use of that data is regulated under the Federal Credit Reporting Act on a uniform, nationwide basis. The act and its implementing regulation, Regulation V, cover credit reporting, prescreening, sharing of information between affiliates and the use of credit data. The Fair and Accurate Credit Transactions Act of 2003 allows states to enact identity theft laws that are not inconsistent with the conduct required by the provisions of the act.

The Patriot Act, International Money Laundering Abatement and Financial Anti-Terrorism Act and Bank Secrecy Act

A major focus of governmental policy on financial institutions has been aimed at combating money laundering and terrorist financing. The Patriot Act and the International Money Laundering and Financial Anti-Terrorism Act of 2001 substantially broadened the scope of U.S. anti-money laundering laws and penalties, specifically related to the Bank Secrecy Act and expanded the extra-territorial jurisdiction of the United States. The U.S. Treasury has issued a number of implementing regulations that apply various requirements of the Patriot Act to financial institutions, such as Equity Bank. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers.

Failure of a financial institution and its holding company to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with relevant laws and regulations, could have serious legal, reputational and financial consequences for the institution. Because of the significance of regulatory emphasis on these requirements, Equity Bank will continue to expend significant staffing, technology and financial resources to maintain programs designed to ensure compliance with applicable laws and regulations and an effective audit function for testing of Equity Bank's compliance with the Bank Secrecy Act, on an ongoing basis.

The Community Reinvestment Act

The Community Reinvestment Act ("CRA") and related regulations are intended to encourage banks to help meet the credit needs of their service areas, including low- and moderate-income neighborhoods, consistent with safe and sound operations. The bank regulators examine and assign each bank a public CRA rating. The CRA requires bank regulators to take into account the bank's record in meeting the needs of its service area when considering an application by a bank to establish or relocate a branch or to conduct certain mergers or acquisitions. The Federal Reserve is required to consider the CRA records of a bank holding company's controlled banks when considering an application by the bank holding company to acquire a banking organization or to merge with another bank holding company. When we or the Bank apply for regulatory approval to engage in certain transactions, the regulators will consider the CRA record of target institutions and our depository institution subsidiaries. An unsatisfactory CRA record could substantially delay approval or result in a withdrawal or denial of an application. The regulatory agency's assessment of the institution's record is made available to the public. The Bank received an overall CRA rating of "satisfactory" on its most recent CRA examination.

In October 2023, the FDIC, the Federal Reserve and the Office of the Comptroller of the Currency ("OCC") jointly adopted a final rule that amends their regulations implementing the CRA. The final rule adopts key changes to existing CRA regulations, including:

1. Changes to the asset threshold of the different bank categories covered under the regulations.

2. Changes to activities that qualify for CRA credit.

3. New types of assessment areas that allow for increased flexibility in obtaining CRA credit.

4. New data collection and reporting obligations.

The final rule's effective date is April 1, 2024; however, most of the rule's new requirements will be applicable beginning January 1, 2026. The new data reporting requirements will be applicable on January 1, 2027.

Cybersecurity

Federal bank regulatory agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial services. State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Many states have also recently implemented or modified their data breach notification, information security and data privacy requirements. We expect this trend of state-level activity in those areas to continue and are continually monitoring developments in the states in which our customers are located.

The federal banking regulators regularly issue new guidance and standards, and update existing guidance and standards, regarding cybersecurity intended to enhance cyber risk management among financial institutions. Financial institutions are expected to comply with such guidance and standards and to accordingly develop appropriate security controls and risk management processes. If we fail to observe such regulatory guidance or standards, we could be subject to various regulatory sanctions, including financial penalties. Federal banking regulators have imposed a cybersecurity-related notification rules that requires banking organizations to notify their primary federal regulator as soon as possible and within 36 hours of incidents that, among other things, have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization or impact the stability of the financial sector. The rule also imposes requirements on bank service providers to notify their affected banking organization customers of certain computer-security incidents.

Further, In July 2023, the SEC adopted rules requiring public companies to disclose material cybersecurity incidents they experience and to disclose on an annual basis material information regarding their cybersecurity risk management, processes, strategy, and governance. The rules also generally require public companies to disclose on Form 8-K any cybersecurity incident it determines to be material within four business days of such determination and to describe the material aspects of the incident's nature, scope, and timing, as well as its material impact or reasonably likely material impact on the company. See Item 1C. Cybersecurity for a discussion of the Company's cybersecurity risk management, strategy and governance.

Other Regulations

Interest and other charges that Equity Bank collects or contracts for are subject to state usury laws and federal laws concerning interest rates. Equity Bank's loan operations are also subject to federal laws applicable to credit transactions, such as:

- the Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

- the Fair Housing Act;

- the Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- the Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

- the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

- the rules and regulations of the various governmental agencies charged with the responsibility of implementing these federal laws.

In addition, Equity Bank's deposit operations are subject to the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement such act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Violations of consumer protection laws and other regulations can result in significant potential liability, including actual damages, restitution and injunctive relief from litigation brought by customers, state attorney generals, the Department of Justice and other plaintiffs, as well as enforcement actions by banking regulators and reputational harm.

Concentrated Commercial Real Estate Lending Regulations

The Federal Reserve and other federal banking regulatory agencies have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank may be exposed to heightened commercial real estate lending concentration risk and subject to further supervisory analysis if (i) total reported loans for construction, land development and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily residential properties, non-farm non-residential properties and loans for construction, land development and other land, together with loans to finance commercial real estate, construction and land development activities that are not secured by real estate, represent 300% or more of total capital and the bank's commercial real estate loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management is expected to employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing and increasing capital requirements.

Effect of Governmental Monetary Policies

The commercial banking business is affected not only by general economic conditions but also by both U.S. fiscal policy and the monetary policies of the Federal Reserve. Some of the instruments of fiscal and monetary policy available to the Federal Reserve include changes in the discount rate on member bank borrowings, the fluctuating availability of borrowings at the "discount window," open market operations, the imposition of and changes in reserve requirements against member banks' deposits and assets of foreign branches, the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates and the placing of limits on interest rates that member banks may pay on time and savings deposits. Such policies influence, to a significant extent, the overall growth of bank loans, investments and deposits and the interest rates charged on loans or paid on time and savings deposits. We cannot predict the nature of future fiscal and monetary policies and the effect of such policies on the future business and our earnings.

Item 1A: Risk Factors

Our business and results of operations are subject to numerous risks and uncertainties, many of which are beyond our control. The material risks and uncertainties that management believes affect the Company are described below. Additional risks and uncertainties that management is not aware of, or that management currently deems immaterial, may also impair the Company's business operations. This report is qualified in its entirety by these risk factors. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our securities could decline significantly, and you could lose all or part of your investment. Some statements in the following risk factors constitute forward-looking statements. Please refer to "Cautionary Note Regarding Forward-Looking Statements" elsewhere in this Annual Report on Form 10-K.

Summary of Risk Factors

Our risk factors can be broadly summarized by the following categories:
- Economic Risks
- Credit and Interest Rate Risks
- Strategic Risks
- Risks Relating to the Regulation of Our Industry
- Risks Relating to the Company's Common Stock
- General Risks

While not an exhaustive list, the principal risks that we believe could adversely affect our business, financial condition or results of operations include:

- a change in economic conditions or a return to recessionary conditions could result in increases in our level of nonperforming loans and/or reduced demand for our products and services;
- the value of real estate collateral may fluctuate significantly resulting in an under-collateralized loan portfolio;
- unstable global economic conditions may have serious adverse consequences on our business, financial condition, and operations;
- external economic factors, such as changes in monetary policy and inflation and deflation as well as the possibility of U.S. tariffs and retaliatory tariffs, may have an adverse effect on our business, financial condition and results of operations;
- inability to effectively manage or adequately measure credit risk;
- we could suffer losses from a decline in the credit quality of the assets that we hold;
- a significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could negatively impact our business;
- a large portion of our loan portfolio is comprised of commercial loans that are secured by accounts receivable, inventory, equipment or other asset-based collateral, and deterioration in the value of such collateral could increase our exposure to future probable losses;
- our largest lending relationships currently make up a material percentage of our total loan portfolio;
- our profitability is vulnerable to interest rate fluctuations;
- market interest rates for loans, investments and deposits are highly sensitive to many factors beyond our control;
- our financial instruments expose us to certain market risks and may increase the volatility of earnings and AOCI;
- the outbreak of an epidemic, pandemic or highly contagious disease occurring in the United States or in the geographies in which we conduct operations;
- our financial performance will be negatively impacted if we are unable to execute our growth strategy;
- our strategy of pursuing acquisitions exposes us to financial, execution, compliance and operational risks;
- acquisitions may disrupt our business, dilute stockholder value and be costly to integrate;
- we rely heavily on our management team and could be adversely affected by the unexpected loss of key officers;
- our business is concentrated in, and largely dependent upon, the continued growth and welfare of the general geographic markets in which we operate;
- our ability to grow our loan portfolio may be limited;
- we may suffer losses in our loan portfolio due to inadequate or faulty underwriting and loan collection practices;
- our future profitability levels are dependent on our ability to grow and maintain deposits at competitive costs;
- our ability to retain bankers and recruit additional successful bankers is critical to the success of our business strategy;
- a lack of liquidity could adversely affect our financial condition and results of operations;
- our financial projections are based upon numerous assumptions about future events and our actual financial performance may differ materially from our projections if our assumptions are inaccurate;
- we continually encounter technological change and may have fewer resources than our competitors;
- our information systems may experience a failure or interruption;
- we use information technology in our operations and offer online banking services to our customers, and unauthorized access to our or our customers' confidential or proprietary information as a result of a cyber-attack or otherwise;
- we are dependent upon outside third parties for the processing and handling of our records and data;
- the development and use of AI presents risks and challenges that may adversely impact the Company's business;
- if our enterprise risk management framework is not effective at mitigating risk and loss to us;

- changes in accounting standards could materially impact our financial statements;
- if the goodwill that we have recorded or may record in connection with a business acquisition becomes impaired, it could require charges to earnings, which would adversely affect our business, financial condition and results of operations;
- we may be required to repurchase mortgage loans or indemnify buyers against losses in some circumstances, which could harm liquidity, results of operations and financial condition;
- increasing scrutiny and evolving expectations from customers, regulators, investors and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks;
- we are subject to extensive regulations in the conduct of our business, which imposes additional costs on us;
- changes in laws, government regulation and monetary policy may have a material effect on our results of operations;
- significant changes to the size, structure, powers and operations of the federal government may cause economic disruptions that could, in turn, adversely impact our business, results of operations and financial conditions;
- the company faces risks related to the adoption of future legislation and potential changes in federal regulatory agency leadership, policies, and priorities;
- the CFPB has reshaped the consumer financial laws through rulemaking and enforcement of the prohibitions against unfair, deceptive and abusive business practices. Compliance with such initiatives may impact the business operations of depository institutions offering consumer financial products or services, including the Company;
- a protracted government shutdown may result in reduced loan originations and related gains on sales could negatively affect our financial condition and results of operations;
- our banking subsidiary may be required to pay higher FDIC insurance premiums or special assessments;
- we are subject to certain capital requirements by regulators;
- we are subject to stringent capital requirements, which may adversely impact our return on equity or constrain us from paying dividends or repurchasing shares;
- we may need to raise additional capital in the future and the capital may not be available when it is needed or may be dilutive to stockholders;
- we are subject to the Bank Secrecy Act and other anti-money laundering statutes and regulations, and any deemed deficiency by us with respect to these laws could result in significant liability;
- the laws that regulate our operations are designed for the protection of depositors and the public, not our stockholders;
- as a bank holding company, the sources of funds available to us are limited;
- negative developments affecting the banking industry, and resulting media coverage, may erode customer confidence in the banking system;
- any regulatory examination scrutiny or new regulatory requirements arising from the recent events in the banking industry could increase the Company's expenses and affect the Company's operation;
- climate change related legislative and regulatory initiatives, have the potential to disrupt our business and adversely impact the operations and creditworthiness of our customers
- the market price of our Class A common stock may be subject to substantial fluctuations which may make it difficult for you to sell your shares at the volumes, prices and times desired;
- the obligations associated with being a public company requires significant resources and management attention;
- there is no guarantee that we will declare or pay cash dividends on our common stock;
- securities analysts may not initiate or continue coverage on our Class A common stock, which could adversely affect the market for our Class A common stock;
- use of our common stock for future acquisitions or to raise capital may be dilutive to existing stockholders;
- a future issuance of stock could dilute the value of our Class A common stock;
- we have significant institutional investors whose interests may differ from yours;
- our directors and executive officers beneficially own a significant portion of our Class A common stock and have substantial influence over us;
- shares of our Class A common stock are not insured deposits and may lose value;
- we have the ability to incur debt and pledge our assets, including our stock in Equity Bank, to secure that debt, and holders of any such debt obligations will generally have priority over holders of our Class A common stock with respect to certain payment obligations;
- if we fail to maintain an effective system of disclosure controls and procedures and internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud;
- our board of directors may issue shares of preferred stock that would adversely affect the rights of our Class A common stockholders;
- the return on your investment in our Class A common stock is uncertain;
- we operate in a highly competitive industry and face significant competition from other banking organizations;
- as a community bank, our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our performance;
- we are subject to environmental risk in our lending activities;
- we are subject to claims and litigation pertaining to intellectual property;
- we have pledged all of the stock of Equity Bank as collateral for a loan, and if the lender forecloses, you could lose your investment; and

- we have outstanding subordinated debt obligations, and if the Company defaults on those obligations, the debt holders could lose their investment.

The foregoing factors should not be construed as exhaustive. This summary of risk factors should be read in conjunction with the more detailed risk factors below.

Economic Risks

Recessionary conditions could result in increases in our level of nonperforming loans and/or reduced demand for our products and services, which could have an adverse effect on our results of operations.

Economic recession or other economic problems, including those affecting our markets and regions, but also those affecting the U.S. or world economies, could have a material adverse impact on the demand for our products and services. If economic conditions deteriorate, or if there are negative developments affecting the domestic and international credit markets, the value of our loans and investments may be harmed, which in turn would have an adverse effect on our financial performance and our financial condition may be adversely affected. In addition, although deteriorating market conditions could adversely affect our financial condition, results of operations and cash flows, we may not benefit from any market growth or favorable economic conditions, either in our primary market areas or nationally, even if they do occur.

Changes in economic conditions could cause an increase in delinquencies and nonperforming assets, including loan charge-offs, which could depress our net income and growth.

Our loan portfolio includes many real estate secured loans, demand for which may decrease during economic downturns as a result of, among other things, an increase in unemployment, a decrease in real estate values and a slowdown in housing. If we see negative economic conditions develop in the United States as a whole or in our Arkansas, Kansas, Missouri and Oklahoma markets, we could experience higher delinquencies and loan charge-offs, which would reduce our net income and adversely affect our financial condition. Furthermore, to the extent that real estate collateral is obtained through foreclosure, the costs of holding and marketing the real estate collateral, as well as the ultimate values obtained from disposition, could reduce our earnings and adversely affect our financial condition.

Unstable global economic conditions may have serious adverse consequences on our business, financial condition, and operations.

The global credit and financial markets have from time-to-time experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, high rates of inflation, and uncertainty about economic stability. Changes in trade policies by the United States or other countries, such as tariffs or retaliatory tariffs, may cause inflation which could impact the prices of products sold by our borrowers and have the potential to reduce demand for their products impacting their profitability and making it difficult for our borrowers to repay their loans. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the conflict between Russia and Ukraine, and the conflict in the Middle East. These events have increased and are expected to continue to increase volatility in commodity and energy prices, including oil, and continuing hostilities raise the possibility of supply disruptions. Rising tensions and global instability have the potential to affect consumer confidence in the U.S. and abroad, therefore having a broader effect on financial markets. Changes in trade policies or sanctions imposed by the United States and other countries in response to such conflict could further adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment, hostile third-party action or continued unpredictable and unstable market conditions.

The value of real estate collateral may fluctuate significantly resulting in an under-collateralized loan portfolio.

The market value of real estate, particularly real estate held for investment, can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located. If the value of the real estate serving as collateral for our loan portfolio were to decline materially, a significant part of our loan portfolio could become under-collateralized. If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, then, in the event of foreclosure, we may not be able to realize the amount of collateral that we anticipated at the time of originating the loan. This could have a material adverse effect on our provision for credit losses and our operating results and financial condition.

External economic factors, such as changes in monetary policy and inflation and deflation, may have an adverse effect on our business, financial condition and results of operations.

Our financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve. Actions by monetary and fiscal authorities, including the Federal Reserve, could lead to inflation, deflation or other economic phenomena that could adversely affect our financial performance. The primary impact of inflation on our operations most likely will be reflected in increased operating costs. Conversely, deflation generally will tend to erode collateral values and diminish loan quality. Virtually all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than general levels of inflation or deflation. Interest rates do not necessarily move in the same direction or by the same magnitude as the prices of goods and services.

Volatility in commodity prices may adversely affect our financial condition and results of operations.

In addition to the geographic concentration of our markets, certain industry-specific economic factors also affect us. For example, while we do not have a concentration in energy lending, the industry is cyclical and recently has experienced a significant volatility in crude oil and natural gas prices. In addition, we make loans to customers involved in the agricultural industry, many of whom are also impacted by fluctuations in commodity prices. Volatility in commodity prices could adversely impact the ability of borrowers in these industries to perform under the terms of their borrowing arrangements with us and, as a result, a severe and prolonged decline in commodity prices may adversely affect our financial condition and results of operations. It is also difficult to project future commodity prices as they are dependent upon many different factors beyond our control.

Credit and Interest Rate Risks

Inability to effectively manage credit risk.

As a lender, we are exposed to the risk that our loan customers may not repay their loans according to the terms of these loans and the collateral securing the payment of these loans may be insufficient to fully compensate us for the outstanding balance of the loan plus the costs to dispose of the collateral. We may experience significant credit losses, which could have a material adverse effect on our operating results and financial condition. Management makes various assumptions and judgments about the collectability of our loan portfolio, including the diversification by industry of our commercial loan portfolio, the amount of nonperforming loans and related collateral, the volume, growth and composition of our loan portfolio, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers and the evaluation of our loan portfolio through our internal loan review process and other relevant factors.

We maintain an allowance for credit losses, which is an allowance established through a provision for credit losses charged to expense that represents management's best estimate of credit losses in our loan portfolio. Additional credit losses will likely occur in the future and may occur at a rate greater than we have experienced to date. In determining the amount of the allowance, we rely on an analysis of our loan portfolio, our experience and our evaluation of general economic conditions. If our assumptions, prove to be incorrect, our current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. In addition, as an acquirer of other banks, our allowance for credit losses may not be sufficient when coupled with purchase discounts on acquired portfolios. Material additions to the allowance could materially decrease our net income.

In addition, banking regulators periodically review our allowance for credit losses and may require us to increase our provision for credit losses or recognize further charge-offs, based on judgments different than those of our management. Any increase in our allowance for credit losses or charge-offs as required by these regulatory agencies could have a material negative effect on our operating results, financial condition and liquidity.

We could suffer losses from a decline in the credit quality of the assets that we hold.

We could sustain losses if borrowers, guarantors, and related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and policies that we believe are appropriate to minimize this risk, including the establishment and review of the allowance for credit losses, periodic assessment of the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could have a material adverse effect on our financial condition and results of operations. In particular, we face credit quality risks presented by past, current and potential economic and real estate market conditions.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could negatively impact our business.

There are significant risks associated with real estate-based lending. Real estate collateral may deteriorate in value during the time that credit is extended, in which case we might not be able to sell such collateral for an amount necessary to satisfy a defaulting borrower's obligation to us. In that event, there could be a material adverse effect on our financial condition and results of operations. Additionally, commercial real estate loans are subject to unique risks. These types of loans are often viewed as having more risks than residential real estate or other consumer loans, primarily because relatively large amounts are loans to a relatively small number of borrowers. Thus, the deterioration of even a small number of these loans could cause a significant increase in the allowance for credit losses or loan charge-offs, which in turn could have a material adverse effect on our financial condition and results of operations. Furthermore, commercial real estate loans depend on cash flows from the property securing the debt. Cash flows may be affected significantly by general economic conditions and a downturn in a local economy in one of our markets or in occupancy rates where a property is located could increase the likelihood of default.

The foregoing risks are enhanced as a result of the limited geographic scope of our principal markets. Most of the real estate securing our loans is located in our Arkansas, Kansas, Missouri and Oklahoma markets. Because the value of this collateral depends upon local real estate market conditions and is affected by, among other things, neighborhood characteristics, real estate tax rates, the cost of operating the properties and local governmental regulation, adverse changes in any of these factors in our markets could cause a decline in the value of the collateral securing a significant portion of our loan portfolio. Further, the concentration of real estate collateral in these four markets limits our ability to diversify the risk of such occurrences.

A large portion of our loan portfolio is comprised of commercial loans that are secured by accounts receivable, inventory, equipment or other asset-based collateral, and deterioration in the value of such collateral could increase our exposure to future probable losses.

These commercial loans are typically larger in amount than loans to individuals and therefore, have the potential for larger losses on a single loan basis. Additionally, asset-based borrowers are often highly leveraged and have inconsistent historical earnings and cash flows. Historically, losses in our commercial credits have been higher than losses in other classes of our loan portfolio. Significant adverse changes in our borrowers' industries and businesses could cause rapid declines in values of, and collectability associated with, those business assets, which could result in inadequate collateral coverage for our commercial loans and expose us to future losses. An increase in specific reserves and charge-offs related to our commercial loan portfolio could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Our use of appraisals in deciding whether to make a loan secured by real property does not ensure the value of the real property collateral.

In considering whether to make a loan secured by real property, we generally require an appraisal. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property.

A portion of our loan portfolio is comprised of participation and syndicated transaction interests, which could have an adverse effect on our ability to monitor the lending relationships and lead to an increased risk of loss.

We participate in loans originated by other institutions and in syndicated transactions (including shared national credits) in which other lenders serve as the agent bank. Our reduced control over the monitoring and management of these relationships, particularly participations in large bank groups, could lead to increased risk of loss, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Our largest loan relationships currently make up a material percentage of our total loan portfolio.

As of December 31, 2025, our ten largest loan relationships totaled over $426.0 million in loan exposure, or 10.2% of the total loan portfolio. The concentration risk associated with having a small number of large loan relationships is that, if one or more of these relationships were to become delinquent or suffer default, we could be at serious risk of material losses. The allowance for credit losses may not be adequate to cover losses associated with any of these relationships and any loss or increase in the allowance would negatively affect our earnings and capital. Even if the loans are collateralized, the large increase in classified assets could harm our reputation with our regulators, investors and potential investors and inhibit our ability to execute our business plan.

We may not be able to adequately measure and limit the credit risk associated with our loan portfolio, which could adversely affect our profitability.

As a part of the products and services that we offer, we make commercial and commercial real estate loans. The principal economic risk associated with each class of loans is the creditworthiness of the borrower, which is affected by the strength of the relevant business market segment, local market conditions and general economic conditions. Additional factors related to the credit quality of commercial loans include the quality of the management of the business and the borrower's ability both to properly evaluate changes in the supply and demand characteristics affecting our market for products and services and to effectively respond to those changes. Additional factors related to the credit quality of commercial real estate loans include tenant vacancy rates and the quality of management of the property. A failure to effectively measure and limit the credit risk associated with our loan portfolio could have an adverse effect on our business, financial condition and results of operations.

Negative developments affecting the banking industry, "contagion effects," and resulting media coverage have eroded customer confidence in the banking system.

Any future bank failures or similar events adversely affecting the banking industry may negatively impact customer confidence in the safety and soundness of regional banks and may generate market volatility among publicly traded bank holding companies and, in particular, regional banks like us. As a result, customers may choose to maintain deposits with larger financial institutions or invest in higher yielding short-term fixed income securities, all of which could materially adversely impact our liquidity, loan funding capacity, net interest margin, capital and results of operations. While the Department of the Treasury, the Federal Reserve, and the FDIC historically have taken action to ensure that depositors of failed banks had access to their deposits, including uninsured deposit accounts, there is no guarantee that regional bank failures or bank runs will not occur in the future and, if they were to occur, they may have a material and adverse impact on customer and investor confidence in regional banks negatively impacting our liquidity, capital, results of operations and stock price.

Our profitability is vulnerable to interest rate fluctuations.

Our profitability depends substantially upon our net interest income. Net interest income is the difference between the interest earned on assets (such as loans and securities held in our investment portfolio) and the interest paid for liabilities (such as interest paid on savings and money market accounts and time deposits). Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by fluctuations in interest rates. The magnitude and duration of changes in interest rates are events over which we have no control and such changes may have an adverse effect on our net interest income. Prepayment and early withdrawal levels, which are also impacted by changes in interest rates, can significantly affect our assets and liabilities. For example, an increase in interest rates could, among other things, reduce the demand for loans and decrease loan repayment rates. Such an increase could also adversely affect the ability of our floating-rate borrowers to meet their higher payment obligations, which could in turn lead to an increase in nonperforming assets and net charge-offs. Conversely, a decrease in the general level of interest rates could affect us by, among other things, leading to greater competition for deposits and incentivizing borrowers to prepay or refinance their loans more quickly or frequently than they otherwise would. The primary tool that management uses to measure interest rate risk is a simulation model that evaluates the impact of varying levels of prevailing interest rates and the impact on net interest income and the economic value of equity. Generally, the interest rates on our interest-earning assets and interest-bearing liabilities do not change at the same rate, to the same extent or on the same basis. Even assets and liabilities with similar maturities or re-pricing periods may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in general market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. Certain assets, such as fixed and adjustable rate mortgage loans, have features that limit changes in interest rates on a short-term basis and over the life of the asset. Changes in interest rates could materially and adversely affect our financial condition and results of operations. See "Item 7A – Quantitative and Qualitative Disclosure About Market Risk" for a discussion of interest rate risk modeling and the inherent risks in modeling assumptions.

Market interest rates for loans, investments and deposits are highly sensitive to many factors beyond our control.

Generally, interest rate spreads (the difference between interest rates earned on assets and interest rates paid on liabilities) have narrowed in recent years as a result of changing market conditions, policies of various government and regulatory authorities and competitive pricing pressures and we cannot predict whether these rate spreads will narrow even further. This narrowing of interest rate spreads could adversely affect our financial condition and results of operations. In addition, we cannot predict whether interest rates will continue to remain at present levels. Changes in interest rates may cause significant changes, up or down, in our net interest income.

We attempt to minimize the adverse effects of changes in interest rates by structuring our asset-liability composition in order to obtain the maximum spread between interest income and interest expense. However, there can be no assurance that we will be successful in minimizing the adverse effects of changes in interest rates. Depending on our portfolio of loans and investments, our financial condition and results of operations may be adversely affected by changes in interest rates.

Our financial instruments expose us to certain market risks and may increase the volatility of earnings and AOCI.

We hold certain financial instruments measured at fair value. For those financial instruments measured at fair value, we are required to recognize the changes in the fair value of such instruments in earnings or accumulated other comprehensive income ("AOCI") each quarter. Therefore, any increases or decreases in the fair value of these financial instruments have a corresponding impact on reported earnings or AOCI. Fair value can be affected by a variety of factors, many of which are beyond our control, including our credit position, interest rate volatility, capital markets volatility, and other economic factors. Accordingly, we are subject to mark-to-market risk and the application of fair value accounting may cause our earnings and AOCI to be more volatile than would be suggested by our underlying performance.

Strategic Risks

Global health pandemics or outbreaks of highly contagious diseases occurring in the United States or in the geographies in which we conduct operations, could adversely affect the Company's business operations, asset valuations, financial condition and results of operations.

The Company's business is dependent upon the willingness and ability of our customers to conduct banking and other financial transactions. Outbreaks of highly contagious or infectious diseases could negatively impact the ability of our employees and customers to conduct such transactions and disrupt the business activities and operations of our customers in the geographic areas in which we operate. The COVID-19 pandemic caused changes in the behavior of customers, businesses, and their employees, including illness, quarantines, social distancing practices, cancellation of events and travel, business and school shutdowns, reduction in commercial activity and financial transactions, supply chain interruptions, increased unemployment, and overall economic and financial market instability. Similar impacts could be experienced in the future if such an outbreak or pandemic were to occur again. Notwithstanding our contingency plans and other safeguards against pandemics or another contagious disease, the spread of contagion could negatively impact the availability of Equity Bank staff who are necessary to conduct our business operations, as well as potentially impact the business and operations third party service providers who perform critical services for us. If the response to contain a similar highly infectious or contagious disease, is unsuccessful, the Company could experience a material adverse effect on our business operations, asset valuations, financial condition, and results of operations. Material adverse impacts may include all or a combination of valuation impairments on the Company's intangible assets, investments, loans, loan servicing rights, deferred tax assets, or counter-party risk derivatives.

Our financial performance will be negatively impacted if we are unable to execute our growth strategy.

Our current growth strategy is to grow organically and supplement that growth with select acquisitions. Our ability to grow organically depends primarily on generating loans and deposits of acceptable risk and expense and we may not be successful in continuing this organic growth. Our ability to identify appropriate markets for expansion, recruit and retain qualified personnel and fund growth at a reasonable cost depends upon prevailing economic conditions, maintenance of sufficient capital, competitive factors, and changes in banking laws, among other factors. Conversely, if we grow too quickly and are unable to control costs and maintain asset quality, such growth, whether organic or through select acquisitions, could materially and adversely affect our financial condition and results of operations.

We may not be able to identify and acquire other financial institutions, which could hinder our ability to continue to grow.

A substantial part of our historical growth has been a result of acquisitions of other financial institutions. We intend to continue our strategy of evaluating and selectively acquiring other financial institutions that serve customers or markets we find desirable. However, the market for acquisitions remains highly competitive and we may be unable to find satisfactory acquisition candidates in the future that fit our acquisition strategy. To the extent that we are unable to find suitable acquisition candidates, an important component of our strategy may be lost. If we are able to identify attractive acquisition opportunities, we must generally satisfy a number of conditions prior to completing any such transaction, including certain bank regulatory approval, which has become substantially more difficult, time-consuming and unpredictable as a result of the recent financial crisis. Additionally, any future acquisitions may not produce the revenue, earnings or synergies that we anticipated.

Our strategy of pursuing acquisitions exposes us to financial, execution, compliance and operational risks that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We intend to continue pursuing a strategy that includes acquisitions. An acquisition strategy involves significant risks, including the following:

- finding suitable candidates for acquisition;
- attracting funding to support additional growth within acceptable risk tolerances;
- maintaining asset quality;
- retaining customers and key personnel, including bankers;
- obtaining necessary regulatory approvals, which we may have difficulty obtaining or be unable to obtain;
- conducting adequate due diligence and managing known and unknown risks and uncertainties;
- integrating acquired businesses; and
- maintaining adequate regulatory capital.

The market for acquisition targets is highly competitive, which may adversely affect our ability to find acquisition candidates that fit our strategy and standards. We face significant competition in pursuing acquisition targets from other banks and financial institutions, many of which possess greater financial, human, technical and other resources than we do. Our ability to compete in acquiring target institutions will depend on our available financial resources to fund the acquisitions, including the amount of cash and cash equivalents we have and the liquidity and market price of our Class A common stock. In addition, increased competition may also drive up the acquisition consideration that we will be required to pay in order to successfully capitalize on attractive acquisition opportunities. To the extent that we are unable to find suitable acquisition targets, an important component of our growth strategy may not be realized.

Acquisitions of financial institutions and branches also involve operational risks and uncertainties, such as unknown or contingent liabilities with no available manner of recourse, exposure to unexpected problems such as asset quality, the retention of key employees and customers and other issues that could negatively affect our business. We may not be able to complete future acquisitions or, if completed, we may not be able to successfully integrate the operations, technology platforms, management, products and services of the entities that we acquire or to realize our attempts to eliminate redundancies. The integration process may also require significant time and attention from our management that would otherwise be directed toward servicing existing business and developing new business. Failure to successfully integrate the entities we acquire into our existing operations in a timely manner may increase our operating costs significantly and adversely affect our business, financial condition and results of operations. Further, acquisitions typically involve the payment of a premium over book and market values and therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future acquisition and the carrying amount of any goodwill that we currently maintain or may acquire may be subject to impairment in future periods.

If we continue to grow, we will face risks arising from our increased size. If we do not manage such growth effectively, we may be unable to realize the benefit from the investments in technology, infrastructure and personnel that we have made to support our expansion. In addition, we may incur higher costs and realize less revenue growth than we expect, which would reduce our earnings and diminish our future prospects and we may not be able to continue to implement our business strategy and successfully conduct our operations. Risks associated with failing to maintain effective financial and operational controls as we grow, such as maintaining appropriate loan underwriting procedures, information technology systems, determining adequate allowances for credit losses and complying with regulatory accounting requirements, including increased credit losses, reduced earnings and potential regulatory penalties and restrictions on growth, all could have a negative effect on our business, financial condition and results of operations.

Acquisitions may disrupt our business and dilute stockholder value and integrating acquired companies may be more difficult, costly or time-consuming than we expect.

Our pursuit of acquisitions may disrupt our business and any equity that we issue as merger consideration may have the effect of diluting the value of common stockholders. In addition, we may fail to realize some or all of the anticipated benefits of completed acquisitions. We anticipate that the integration of businesses that we may acquire in the future will be a time-consuming and expensive process, even if the integration process is effectively planned and implemented.

In addition, our acquisition activities could be material to our business and involve a number of significant risks, including the following:

- incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;
- using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target company or the assets and liabilities that we seek to acquire;
- exposure to potential asset quality issues of the target company;
- intense competition from other banking organizations and other potential acquirers, many of which have substantially greater resources than we do;
- potential exposure to unknown or contingent liabilities of banks and businesses we acquire, including, without limitation, liabilities for regulatory and compliance issues;
- inability to realize the expected revenue increases, cost savings, increases in geographic or product presence and other projected benefits of the acquisition;
- incurring time and expense required to integrate the operations and personnel of the combined businesses;
- inconsistencies in standards, procedures and policies that would adversely affect our ability to maintain relationships with customers and employees;
- experiencing higher operating expenses relative to operating income from the new operations;
- creating an adverse short-term effect on our results of operations;
- losing key employees and customers;
- significant problems relating to the conversion of the financial and customer data of the entity;
- integration of acquired customers into our financial and customer product systems;
- potential changes in banking or tax laws or regulations that may affect the target company; or
- risks of impairment to goodwill.

If difficulties arise with respect to the integration process, the economic benefits expected to result from acquisitions might not occur. As with any merger of financial institutions, there also may be business disruptions that cause us to lose customers or cause customers to move their business to other financial institutions. Failure to successfully integrate businesses that we acquire could have an adverse effect on our profitability, return on equity, return on assets or our ability to implement our strategy, any of which in turn could have a material adverse effect on our business, financial condition and results of operations.

Operational Risks

We rely heavily on our management team and could be adversely affected by the unexpected loss of key officers.

We are led by an experienced management team with substantial experience in the markets that we serve and the financial products that we offer. Our operating strategy focuses on providing products and services through long-term relationship managers. Accordingly, our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management. Competition for employees is intense and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. We may not be successful in retaining our key employees and the unexpected loss of services of one or more of our key personnel could have a material adverse effect on our business because of their skills, knowledge of our market and financial products, years of industry experience, long-term customer relationships and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, which could have an adverse effect on our business, financial condition and results of operations.

Our business is concentrated in, and largely dependent upon, the continued growth and welfare of the general geographic markets in which we operate.

Our banking operations are concentrated in Arkansas, Kansas, Missouri and Oklahoma. As a result, our financial condition and results of operations and cash flows are affected by changes in the economic conditions of our markets. Our success depends to a significant extent upon the business activity, population, income levels, deposits and real estate activity in these markets. Although our customers' business and financial interests may extend well beyond these market areas, adverse conditions that affect these market areas could reduce our growth rate, affect the ability of our customers to repay their loans, affect the value of collateral underlying loans, impact our ability to attract deposits and generally affect our financial conditions and results of operations. Because of our geographic concentration, we may be less able than other regional or national financial institutions to diversify our credit risks across multiple markets.

Difficult conditions in the market for financial products and services may materially and adversely affect our business and results of operations.

Recessionary periods historically have brought about increased foreclosures and unemployment which have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, have historically caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. Although conditions have improved, a return of these trends could have a material adverse effect on our business and operations. Negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provisions for loan and credit losses. Economic deterioration that affects household and/or corporate incomes could also result in reduced demand for credit or fee-based products and services. These conditions would have adverse effects on us and others in the financial services industry.

Our ability to grow our loan portfolio may be limited by, among other things, economic conditions, competition within our market areas, the timing of loan repayments and seasonality.

Our ability to continue to improve our operating results is dependent upon, among other things, growing our loan portfolio. While we believe that our strategy to grow our loan portfolio is sound and our growth targets are achievable over an extended period of time, competition within our market areas is significant, particularly for high credit quality borrowers. We compete with both large regional and national financial institutions, who are sometimes able to offer more attractive interest rates and other financial terms than we choose to offer, as well as other community-based banks who seek to offer a similar level of service to that which we offer. This competition can make loan growth challenging, particularly if we are unwilling to price loans at levels that would cause unacceptable levels of compression of our net interest margin or if we are unwilling to structure a loan in a manner that we believe results in a level of risk to us that we are not willing to accept. Moreover, loan growth throughout the year can fluctuate due in part to seasonality of the businesses of our borrowers and potential borrowers and the timing on loan repayments, particularly those of our borrowers with significant relationships with us, resulting from, among other things, excess levels of liquidity. To the extent that we are unable to increase loans, we may be unable to successfully implement our growth strategy, which could materially and adversely affect us.

We may suffer losses in our loan portfolio due to inadequate or faulty underwriting and loan collection practices.

There are risks inherent in any loan portfolio, which we attempt to address by adhering to specific underwriting and loan collection practices. Underwriting practices often include analysis of a borrower's prior credit history; financial statements; tax returns; cash flow projections; valuation of collateral; personal guarantees of loans to businesses; and verification of liquid assets. If the underwriting process fails to capture accurate information or proves to be inadequate, we may incur losses on loans that appeared to meet our underwriting criteria, and those losses may exceed the amounts set aside as reserves in the allowance for credit losses. Loan collection resources may be expanded to meet increases in nonperforming loans resulting from economic downturns or to service any loans acquired, resulting in higher loan administration costs. We are also exposed to the risk of improper documentation of foreclosure proceedings that would also increase the cost of collection.

Several of our large depositors have relationships with each other, which creates a higher risk that one customer's withdrawal of its deposit could lead to a loss of other deposits from customers within the relationship, which, in turn, could force us to fund our business through more expensive and less stable sources.

As of December 31, 2025, our ten largest non-brokered depositors accounted for 615.0 million in deposits, or approximately 12.0% of our total deposits. Further, our non-brokered deposit account balance was $5.07 billion, or approximately 98.6% of our total deposits, as of December 31, 2025. Several of our large depositors have business, family or other relationships with each other, which creates a risk that any one customer's withdrawal of its deposit could lead to a loss of other deposits from customers within the relationship.

Withdrawals of deposits by any one of our largest depositors or by one of our related customer groups could force us to rely more heavily on borrowings and other sources of funding for our business and withdrawal demands, adversely affecting our net interest margin and results of operations. We may also be forced, as a result of any withdrawal of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Consequently, the occurrence of any of these events could have a material adverse effect on our business, results of operations, financial condition and future prospects.

Our future profitability levels are dependent on our ability to grow and maintain deposits at competitive costs.

Our ability to fund our lending and investing activities at a reasonable cost depends on our ability to maintain adequate deposit levels at an economically competitive cost structure. The following risks could impact the cost structures of deposits:

- Increased competition over transactional and time deposit accounts could increase the costs of these deposits by increasing the rate of change and velocity of change in deposit rates, as overall market rates change;
- Migration of transactional deposit accounts to time deposit accounts could increase the overall costs of deposits; and
- Changes in the mix of retail and public funds deposit customers could increase the costs of deposits. Public funds deposits are more rate sensitive than retail deposits and if we are forced to rely more heavily on those types of deposits overall funding cost could increase.

Our ability to retain bankers and recruit additional successful bankers is critical to the success of our business strategy and any failure to do so could adversely affect our business, financial condition, results of operations and growth prospects.

Our ability to retain and grow our loans, deposits and fee income depends upon the business generation capabilities, reputation and relationship management skills of our bankers. If we were to lose the services of any of our bankers, including successful bankers employed by banks that we may acquire, to a new or existing competitor or otherwise, we may not be able to retain valuable relationships and some of our customers could choose to use the services of a competitor instead of our services.

Our growth strategy also relies on our ability to attract and retain additional profitable bankers. We may face difficulties in recruiting and retaining bankers of our desired caliber, including as a result of competition from other financial institutions. In particular, many of our competitors are significantly larger with greater financial resources and may be able to offer more attractive compensation packages and broader career opportunities. Additionally, we may incur significant expenses and expend significant time and resources on training, integration and business development before we are able to determine whether a new banker will be profitable or effective. If we are unable to attract and retain successful bankers, or if our bankers fail to meet our expectations in terms of customer relationships and profitability, we may be unable to execute our business strategy and our business, financial condition, results of operations and growth prospects may be adversely affected.

Any expansion into new markets or new lines of business might not be successful.

As part of our ongoing strategic plan, we may consider expansion into new geographic markets. Such expansion might take the form of the establishment of de novo branches or the acquisition of existing banks or bank branches. There are considerable costs associated with opening new branches and new branches generally do not generate sufficient revenues to offset costs until they have been in operation for some time. Additionally, we may consider expansion into new lines of business through the acquisition of third parties or organic growth and development. There are substantial risks associated with such efforts, including risks that (i) revenues from such activities might not be sufficient to offset the development, compliance and other implementation costs, (ii) competing products and services and shifting market preferences might affect the profitability of such activities and (iii) our internal controls might be inadequate to manage the risks associated with new activities. Furthermore, it is possible that our unfamiliarity with new markets or lines of business might adversely affect the success of such actions. If any such expansions into new geographic or product markets are not successful, there could be an adverse effect on our financial condition and results of operations.

Our small to medium-sized business and entrepreneurial customers may have fewer financial resources than larger entities to weather a downturn in the economy that might impair a borrower's ability to repay a loan and could adversely affect our financial condition and results of operations.

We focus our business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses and entrepreneurs. These small to medium-sized businesses and entrepreneurs may have fewer financial resources in terms of capital or borrowing capacity than larger entities. If economic conditions negatively impact our markets generally, and small to medium-sized businesses are adversely affected, our financial condition and results of operations may be negatively affected.

A lack of liquidity could adversely affect our financial condition and results of operations.

Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments such as money market funds, we would lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income.

Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities and proceeds from the issuance and sale of our equity securities to investors. Additional liquidity is provided by the ability to borrow from the Federal Home Loan Bank of Topeka. We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our access to funding sources could also be affected by a decrease in the level of our business activity as a result of a downturn in our markets or by one or more adverse regulatory actions against us.

Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

Our financial flexibility would be severely constrained if we were unable to maintain our access to funding or if adequate financing were not available at acceptable interest rates. Further, if we were required to rely more heavily on more expensive funding sources to support liquidity, our revenues may not increase proportionately to cover our increased costs. In this case, our operating margins and profitability would be adversely affected, If alternative funding sources were no longer available to us, we may need to sell a portion of our investment and/or loan portfolio to raise funds, which, depending upon market conditions, could result in us realizing a loss on the sale of such assets. At December 31, 2025, we had a net unrealized gain of $6.1 million, net of tax, on our available for-sale investment securities portfolio.

As a community banking institution, we have lower lending limits and different lending risks than certain of our larger, more diversified competitors.

We are a community banking institution that provides banking services to the local communities in the market areas in which we operate. Our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to individuals and small to medium-sized businesses, which may expose us to greater lending risks than those of banks that lend to larger, better-capitalized businesses with longer operating histories. In addition, our legally mandated lending limits are lower than those of certain of our competitors that have more capital than we do. These lower lending limits may discourage borrowers with lending needs that exceed our limits from doing business with us. We may try to serve such borrowers by selling loan participations to other financial institutions; however, this strategy may not succeed.

Our financial projections are based upon numerous assumptions about future events and our actual financial performance may differ materially from our projections if our assumptions are inaccurate.

If the communities in which we operate do not grow, or if the prevailing economic conditions locally or nationally are less favorable than we have assumed, then our ability to reduce our nonperforming loans and other real estate owned portfolios and to implement our business strategies may be adversely affected and our actual financial performance may be materially different from our projections.

Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our market areas even if they do occur. If our senior management team is unable to provide the effective leadership necessary to implement our strategic plan our actual financial performance may be materially adversely different from our projections. Additionally, to the extent that any component of our strategic plan requires regulatory approval, if we are unable to obtain necessary approval, we will be unable to completely implement our strategy, which may adversely affect our actual financial results. Our inability to successfully implement our strategic plan could adversely affect the price of our Class A common stock.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. In deciding whether to extend credit, we may rely upon our customers' representations that their financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We also may rely on customer representations and certifications or other audit or accountants' reports, with respect to the business and financial condition of our clients. Our financial condition, results of operations, financial reporting and reputation could be negatively affected if we rely on materially misleading, false, inaccurate or fraudulent information.

Certain of our investment advisory and wealth management contracts are subject to termination on short notice, and termination of a significant number of investment advisory contracts could have a material adverse impact on our revenue.

Certain of our investment advisory and wealth management clients can terminate, with little or no notice, their relationships with us, reduce their aggregate assets under management, or shift their funds to other types of accounts with different rate structures for any number of reasons, including investment performance, changes in prevailing interest rates, inflation, changes in investment preferences of clients, changes in our reputation in the marketplace, change in management or control of clients, loss of key investment management personnel and financial market performance. We cannot be certain that our trust company subsidiary will be able to retain all of its clients. If its clients terminate their investment advisory and wealth management contracts, our trust company subsidiary, and consequently we, could lose a substantial portion of our revenues.

The trust income we receive may decrease as a result of poor investment performance, in either relative or absolute terms, which could decrease our revenues and net earnings.

Our trust income is primarily based on assets under management. Our ability to maintain or increase assets under management is subject to a number of factors, including investors' perception of our past performance, in either relative or absolute terms, market and economic conditions, and competition from investment management companies. Financial markets are affected by many factors, all of which are beyond our control, including general economic conditions, changes in oil and gas prices; securities market conditions; the level and volatility of interest rates and equity prices; competitive conditions; liquidity of global markets; international and regional political conditions; regulatory and legislative developments; monetary and fiscal policy; investor sentiment; availability and cost of capital; technological changes and events; outcome of legal proceedings; changes in currency values; inflation; credit ratings; and the size, volume and timing of transactions. A decline in the fair value of the assets under management, caused by a decline in general economic conditions, would decrease our wealth management fee income.

Investment performance is one of the most important factors in retaining existing clients and competing for new wealth management clients. Poor investment performance could reduce our revenues and impair our growth in the following ways:

- existing clients may withdraw funds from our wealth management business in favor of better performing products;

- asset-based management fees could decline from a decrease in assets under management;
- our ability to attract funds from existing and new clients might diminish; and
- our wealth managers and investment advisors may depart to join a competitor or otherwise.

Even when market conditions are generally favorable, our investment performance may be adversely affected by the investment style of our wealth management and investment advisors and the particular investments that they make. To the extent our future investment performance is perceived to be poor in either relative or absolute terms, the revenues and profitability of our wealth management business will likely be reduced and our ability to attract new clients will likely be impaired. As such, fluctuations in the equity and debt markets can have a direct impact upon our net earnings.

We are subject to possible claims and litigation pertaining to fiduciary responsibility.

From time to time, customers could make claims and take legal action pertaining to our performance of our fiduciary responsibilities. Whether customer claims and legal action related to our performance of our fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to us, they may result in significant financial liability and/or adversely affect our market perception of our products and services as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

We may be the subject of litigation, which would result in legal liability and damage to its business and reputation.

From time to time, we may be subject to claims or legal action from customers, employees or others. Financial institutions like the Company are facing a growing number of significant class actions, including those based on the manner of calculation of interest on loans and the assessment of overdraft fees. Future litigation could include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company is also involved from time to time in other reviews, investigations and proceedings (both formal and informal) by governmental and other agencies regarding its businesses. These matters also could result in adverse judgments, settlements, fines, penalties, injunctions or other relief. Like other financial institutions, we are also subject to risk from potential employee misconduct, including non-compliance with policies and improper use or disclosure of confidential information. Substantial legal liability or significant regulatory action against us could materially adversely affect its business, financial condition or results of operations and/or cause significant reputational harm to its business.

We continually encounter technological change and may have fewer resources than our competitors to continue to invest in technological improvements.

The banking and financial services industries are undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to enhancing the level of service provided to customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that enhance customer convenience and create additional efficiencies in operations. Many of our competitors have greater resources to invest in technological improvements and we may not be able to effectively implement new technology-driven products and services, which could reduce our ability to effectively compete.

Our information systems may experience a failure or interruption.

We rely heavily on communications and information systems to conduct our business. Any failure or interruption in the operation of these systems could impair or prevent the effective operation of our customer relationship management, general ledger, deposit, lending or other functions. While we have policies and procedures designed to prevent or limit the effect of a failure or interruption in the operation of our information systems, there can be no assurance that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions impacting our information systems could damage our reputation, result in a loss of customer business and expose us to additional regulatory scrutiny, civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We use information technology in our operations and offer online banking services to our customers, and unauthorized access to our or our customers' confidential or proprietary information as a result of a cyber-attack or otherwise could expose us to reputational harm and litigation and adversely affect our ability to attract and retain customers.

Information security risks for financial institutions have generally increased in recent years, in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions and the increased sophistication and activities of organized crime, hackers, terrorists, activists and other external parties. The financial services industry has seen increases in electronic fraudulent activity, hacking, security breaches, sophisticated social engineering and cyber-attacks, including in the commercial banking sector, as cyber criminals have been targeting commercial bank accounts on an increasing basis. We are under continuous threat of loss due to fraudulent activity, hacking and cyber-attacks, especially as we continue to expand customer capabilities to utilize internet and other remote channels to transact business.

Our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cyber criminals and hackers, our plans to continue to provide internet banking and mobile banking channels and our plans to develop additional remote connectivity solutions to serve our customers. Therefore, the secure processing, transmission and storage of information in connection with our online banking services are critical elements of our operations. However, our network is vulnerable to unauthorized access, computer viruses and other malware, phishing schemes or other security failures. In addition, our customers may use personal smartphones, tablet PCs or other mobile devices that are beyond our control systems in order to access our products and services. Our technologies, systems and networks and our customers' devices, may become the target of cyber-attacks, electronic fraud or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our customers' confidential, proprietary and other information, or otherwise disrupt our or our customers' or other third parties' business operations. As cyber threats continue to evolve, we may be required to spend significant capital and other resources to protect against these threats or to alleviate or investigate problems caused by such threats. Our business relies on the secure processing, storage, transmission and retrieval of confidential customer information in our computer and data management systems and networks, and in the computer and data management systems and networks of third parties, and any breaches or unauthorized access to such information could present significant regulatory costs and expose us to litigation and other possible liabilities. Any inability to prevent these types of security threats could also cause existing customers to lose confidence in our systems and could adversely affect our reputation and ability to generate deposits. The occurrence of any cyber-attack or information security breach could result in financial losses or increased costs to us or our clients, disclosure or misuse of confidential information belonging to us or personal or confidential information belonging to our clients, misappropriation of assets, reputational damage, damage to our competitive position and the disruption of our operations, all of which could adversely affect our financial condition or results of operations.

In recent periods, several governmental agencies and large corporations, including financial service organizations and retail companies, have suffered major data breaches, in some cases exposing not only their confidential and proprietary corporate information, but also sensitive financial and other personal information of their clients or clients and their employees or other third parties and subjecting those agencies and corporations to potential fraudulent activity and their clients, clients and other third parties to identity theft and fraudulent activity in their credit card and banking accounts. Therefore, security breaches and cyber-attacks can cause significant increases in operating costs, including the costs and capital expenditures required to correct the deficiencies and strengthen the security of data processing and storage systems.

Unfortunately, it is not always possible to anticipate, detect, or recognize these threats to our systems, or to implement effective preventative measures against all breaches, whether those breaches are malicious or accidental. Cybersecurity risks for banking organizations have significantly increased in recent years and have been difficult to detect before they occur because, among other reasons:

- the proliferation of new technologies and the use of the internet and telecommunications technologies to conduct financial transactions;
- these threats arise from numerous sources, not all of which are in our control, including among others, human error, fraud or malice on the part of employees or third parties, accidental technological failure, electrical or telecommunication outages, failures of computer servers or other damage to our property or assets, natural disasters or severe weather conditions, health emergencies or pandemics, or outbreaks of hostilities or terrorist acts;
- the techniques used in cyber-attacks change frequently and may not be recognized until launched or until well after the breach has occurred;
- the increased sophistication and activities of organized crime groups, hackers, terrorist organizations, hostile foreign governments, disgruntled employees or vendors, activists and other external parties, including those involved in corporate espionage;
- the vulnerability of systems to third parties seeking to gain access to such systems either directly or using equipment or security passwords belonging to employees, customers, third-party service providers or other users of our systems; and
- our frequent transmission of sensitive information to, and storage of such information by, third parties, including our vendors and regulators, and possible weaknesses that go undetected in our data systems notwithstanding the testing we conduct of those systems.

While we invest in systems and processes that are designed to detect and prevent security breaches and cyber-attacks and we conduct periodic tests of our security systems and processes, we may not succeed in anticipating or adequately protecting against or preventing all security breaches and cyber-attacks from occurring. Even the most advanced internal control environment may be vulnerable to compromise. Targeted social engineering attacks are becoming more sophisticated and are extremely difficult to prevent. Additionally, the existence of cyber-attacks or security breaches at third parties with access to our data, such as vendors, may not be disclosed to us in a timely manner. Further, we may not be able to insure against losses related to cyber threats. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities or incidents.

As is the case with non-electronic fraudulent activity, cyber-attacks or other information or security breaches, whether directed at us or third parties, may result in a material loss or have material consequences. Furthermore, the public perception that a cyber-attack on our systems has been successful, whether or not this perception is correct, may damage our reputation with customers and third parties with whom we do business. A successful penetration or circumvention of system security could cause us negative consequences, including loss of customers and business opportunities, disruption to our operations and business, misappropriation or destruction of our confidential information and/or that of our customers, or damage to our customers' and/or third parties' computers or systems, and could expose us to additional regulatory scrutiny and result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, additional compliance costs, and could adversely impact our results of operations, liquidity and financial condition.

The development and use of AI presents risks and challenges that may adversely impact the Company's business.

The Company or its third-party (or fourth party) vendors, clients or counterparties may develop or incorporate AI technology in certain business processes, services, or products. The development and use of AI presents a number of risks and challenges to the Company's business. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, both in the U.S. and internationally, and includes regulatory schemes targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment, and other laws applicable to the use of AI. These evolving laws and regulations could require changes in the Company's implementation of AI technology and increase the Company's compliance costs and risk of non-compliance. AI models, particularly generative AI models, may produce output or take actions that is incorrect, that reflects biases included in the data on which they are trained, that results in the release of private, confidential, or proprietary information, that infringes on the intellectual property rights of others, or that is otherwise harmful. In addition, the complexity of many AI models makes it difficult to understand why they are generating particular opinions. This limited transparency increases the challenges associated with assessing the proper operation of AI models, understanding, monitoring the capabilities of the AI models, reducing erroneous output, eliminating bias, and complying with regulations that require documentation or explanation of the basis on which decisions are made. Further, the Company may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which the Company may have limited visibility. Any of these risks could expose the Company to liability or adverse legal or regulatory consequences and harm the Company's reputation and the public perception of its business or the effectiveness of its security measures.

We are dependent upon outside third parties for the processing and handling of our records and data.

We rely on software developed by third-party vendors to process various transactions. In some cases, we have contracted with third parties to run their proprietary software on our behalf. These systems include, but are not limited to, general ledger, payroll, employee benefits, loan and deposit processing and securities portfolio accounting. While we perform a review of controls instituted by the applicable vendors over these programs in accordance with industry standards and perform our own testing of user controls, we must rely on the continued maintenance of controls by these third-party vendors, including safeguards over the security of customer data. In addition, we maintain, or contract with third parties to maintain, daily backups of key processing outputs in the event of a failure on the part of any of these systems. Nonetheless, we may incur a temporary disruption in our ability to conduct business or process transactions, or incur damage to our reputation, if the third-party vendor fails to adequately maintain internal controls or institute necessary changes to systems. Such a disruption or breach of security may have a material adverse effect on our business.

We are subject to losses due to the errors or fraudulent behavior of employees or third parties.

We are exposed to many types of operational risk, including the risk of fraud by employees and outsiders, clerical record-keeping errors and transactional errors. Our business is dependent on our employees as well as third-party service providers to process a large number of increasingly complex transactions. We could be materially adversely affected if someone causes a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our operations or systems. When we originate loans, we rely upon information supplied by loan applicants and third parties, including the information contained in the loan application, property appraisal and title information, if applicable, and employment and income documentation provided by third parties. If any of this information is misrepresented and such misrepresentation is not detected prior to loan funding, we generally bear the risk of loss associated with the misrepresentation. Any of these occurrences could result in a diminished ability of us to operate our business, potential liability to customers, reputational damage and regulatory intervention, which could negatively impact our business, financial condition and results of operations.

If our enterprise risk management framework is not effective at mitigating risk and loss to us, we could suffer unexpected losses and our results of operations could be materially adversely affected.

Our enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing stockholder value. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including credit, liquidity, operational, regulatory compliance and reputational. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. For example, the recent financial and credit crisis and resulting regulatory reform highlighted both the importance and some of the limitations of managing unanticipated risks. If our risk management framework proves ineffective, we could suffer unexpected losses and our business and results of operations could be materially adversely affected.

Changes in accounting standards could materially impact our financial statements.

From time to time, the Financial Accounting Standards Board or the SEC may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators, outside auditors or management) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively or apply an existing standard differently, also retrospectively, in each case resulting in our needing to revise or restate prior period financial statements.

If the goodwill that we have recorded or may record in connection with a business acquisition becomes impaired, it could require charges to earnings, which would adversely affect our business, financial condition and results of operations.

Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets we acquired in connection with the purchase of another financial institution. We review goodwill for impairment at least annually, or more frequently if a triggering event occurs which indicates that the carrying value of the asset might be impaired. There can be no assurance that our future evaluations of our existing goodwill or goodwill we may acquire in the future will not result in findings of impairment and related write-downs, which could adversely affect our business, financial condition and results of operations. For additional information about the Company's impairment assessment process and results see "NOTE 7 – GOODWILL AND CORE DEPOSIT INTANGIBLES" in Notes to Consolidated Financial Statements.

We may be required to repurchase mortgage loans or indemnify buyers against losses in some circumstances, which could harm liquidity, results of operations and financial condition.

When mortgage loans are sold, whether as whole loans or pursuant to a securitization, we are required to make customary representations and warranties to purchasers, guarantors and insurers, including government-sponsored enterprises, about the mortgage loans and the manner in which they were originated. We may be required to repurchase or substitute mortgage loans, or indemnify buyers against losses, in the event we breach these representations or warranties. In addition, we may be required to repurchase mortgage loans as a result of early payment default of the borrower on a mortgage loan. With respect to loans that are originated through Equity Bank or correspondent channels, the remedies available against the originating broker or correspondent, if any, may not be as broad as the remedies available to purchasers, guarantors and insurers of mortgage loans against us. We face further risk that the originating broker or correspondent, if any, may not have financial capacity to perform remedies that otherwise may be available. Therefore, if a purchaser, guarantor or insurer enforces its remedies against us, we may not be able to recover losses from the originating broker or correspondent. If repurchase and indemnity demands increase and such demands are valid claims and are in excess of our provision for potential losses, our liquidity, results of operations and financial condition may be adversely affected.

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their environmental, social and governance ("ESG") practices and disclosure. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights. Increased ESG related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and our stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure.

Risks Relating to the Regulation of Our Industry

We are subject to extensive regulation in the conduct of our business, which imposes additional costs on us and adversely affects our profitability.

As a bank holding company, we are subject to federal regulation under the BHC Act, and the examination and reporting requirements of the Federal Reserve. Federal regulation of the banking industry, along with tax and accounting laws, regulations, rules and standards, may limit our operations significantly and control the methods by which we conduct business, as they limit those of other banking organizations. Banking regulations are primarily intended to protect depositors, deposit insurance funds and the banking system as a whole and not stockholders or other creditors. These regulations affect lending practices, capital structure, investment practices, dividend policy and overall growth, among other things. For example, federal and state consumer protection laws and regulations limit the manner in which we may offer and extend credit. In addition, the laws governing bankruptcy generally favor debtors, making it more expensive and more difficult to collect from customers who become subject to bankruptcy proceedings.

We also may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with applicable laws and regulations, particularly as a result of regulations adopted under the Dodd-Frank Act. This allocation of resources, as well as any failure to comply with applicable requirements, may negatively impact our financial condition and results of operations.

Changes in laws, government regulation and monetary policy may have a material effect on our results of operations.

Financial institutions have been the subject of significant legislative and regulatory changes and may be the subject of further significant legislation or regulation in the future, none of which is within our control. New proposals for legislation continue to be introduced in the United States Congress that could further substantially increase regulation of the bank and non-bank financial services industries, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings and disclosures and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Changes to statutes, regulations or regulatory policies, including changes in their interpretation or implementation by regulators, could affect us in substantial and unpredictable ways. Such changes could, among other things, subject us to additional costs and lower revenues, limit the types of financial services and products that we may offer, ease restrictions on non-banks and thereby enhance their ability to offer competing financial services and products, increase compliance costs and require a significant amount of management's time and attention. Failure to comply with statutes, regulations or policies could result in sanctions by regulatory agencies, civil monetary penalties or reputational damage, each of which could have a material adverse effect on our business, financial condition and results of operations.

Significant changes to the size, structure, powers and operations of the federal government may cause economic disruptions that could, in turn, adversely impact our business, results of operations and financial conditions.

The Trump Administration has commenced efforts to implement significant changes to the size and scope of the federal government and reform its operations to achieve stated goals that include reducing the federal budget deficit and national debt, improving the efficiency of government operations, and promoting innovation and economic growth. To date, these efforts have been carried out through a mix of executive actions aimed at eliminating or modifying federal agency and federal program funding, reducing the size of the federal workforce, reducing or altering the scope of activities conducted by, and possibly eliminating, various federal agencies and bureaus, and encouraging the use of AI and other advanced technologies within the public and private sectors. These changes, if implemented and taken as a whole, may have varied effects on the economy that are difficult to predict. For instance, the delivery of government services and the distribution of federal program funds and benefits may be disrupted or, in some cases, eliminated as a result of funding cuts or recasting of federal agency mandates. Further, a substantial reduction of the federal workforce could adversely affect regional and local economies, both directly and indirectly, in geographies with significant concentrations of federal employees and contractors. It is possible that such comprehensive changes to the federal government may be materially adverse to the regional and local economies where we conduct business and to our customers, which, in turn, could be materially adverse to our business, financial condition and results of operations.

The Company faces risks related to the adoption of future legislation and potential changes in federal regulatory agency leadership, policies and priorities.

As a result of the 2024 Presidential and Congressional elections, Republicans are currently able to set the policy agenda both legislatively and in the regulatory agencies that have rulemaking and supervisory authority over the financial services industry generally and the Bank specifically. However, the Republican Party holds slim majorities in each of the Senate and the House of Representatives. Accordingly, the prospects for the enactment of major banking reform legislation under the new Congress are unclear at this time. The recent turnover of the Presidential Administration will result in certain changes in the leadership and senior staffs of the OCC, the FDIC, the CFPB, the SEC and the Treasury Department. These changes are expected to impact the rulemaking, supervision, examination and enforcement priorities and policies of the agencies, including the possible reversal of a number of final and proposed rules and policy statements promulgated under the Biden Administration. The potential impact of any changes in agency personnel, policies and priorities on the financial services sector, including the Bank, cannot be predicted at this time.

The CFPB has reshaped the consumer financial laws through rulemaking and enforcement of the prohibitions against unfair, deceptive and abusive business practices. Compliance with such initiatives may impact the business operations of depository institutions offering consumer financial products or services, including the Company.

The CFPB has broad rulemaking authority to administer and carry out the provisions of the Dodd-Frank Act with respect to financial institutions that offer covered financial products and services to consumers. As an independent bureau within the Federal Reserve System, the CFPB may impose requirements more severe than the previous bank regulatory agencies. The CFPB has also been directed to write rules identifying practices or acts that are unfair, deceptive or abusive in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. The CFPB has initiated enforcement actions against a variety of bank and non-bank market participants with respect to a number of consumer financial products and services that have resulted in those participants expending significant time, money and resources to adjust to the initiatives being pursued by the CFPB.

The CFPB pursued a more aggressive enforcement policy with respect to a range of regulatory compliance matters under the Biden Administration, specifically including fair lending, credit reporting, loan servicing, financial institution sales and marketing practices, and financial institution consumer fee and account management practices. CFPB enforcement actions may serve as precedent for how the CFPB interprets and enforces consumer protection laws, including practices or acts that are deemed to be unfair, deceptive or abusive, with respect to all supervised institutions, which may result in the imposition of higher standards of compliance with such laws. In addition, with the recent change in Administration, there have been, and likely will continue to be, corresponding changes in the leadership and senior staff of the CFPB. This turnover could lead to changes in agency policies, tactics and interpretations. In addition, the new Administration and Congress may seek to limit the scope and reach of the CFPB's authority. The extent and timing of any such changes and any resulting impact on our business and financial results cannot be predicted at this time.

A protracted government shutdown may result in reduced loan originations and related gains on sales and could negatively affect our financial condition and results of operations.

During any protracted federal government shutdown, we may not be able to close certain loans and we may not be able to recognize non-interest income on the sale of loans. Some of the loans we originate are sold directly to government agencies, and some of these sales may be unable to be consummated during a shutdown. In addition, we believe that some borrowers may decide not to proceed with their home purchase and not close on their loans, which would result in a permanent loss of the related non-interest income. A federal government shutdown could also result in reduced income for government employees or employees of companies that engage in business with the federal government, which could result in greater loan delinquencies, increased in our non-performing, criticized, and classified assets, and a decline in demand for our products and services.

Banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we become subject as a result of such examinations could materially and adversely affect us.

We are subject to supervision and regulation by federal and state banking agencies that periodically conduct examinations of our business, including compliance with laws and regulations – specifically, our subsidiary, Equity Bank, is subject to examination by the Federal Reserve and the OSBC and we are subject to examination by the Federal Reserve. Accommodating such examinations may require management to reallocate resources, which would otherwise be used in the day-to-day operation of other aspects of our business. If, as a result of an examination, any such banking agency was to determine that the financial condition, capital resources, allowance for credit losses, asset quality, earnings prospects, management, liquidity or other aspects of our operations had become unsatisfactory, or that we or our management were in violation of any law or regulation, such banking agency may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against us, our officers, or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance. If we become subject to such a regulatory action, it could have a material adverse effect on our business, financial condition and results of operations.

Our banking subsidiary may be required to pay higher FDIC insurance premiums or special assessments which may adversely affect our earnings.

As a member institution of the FDIC, our banking subsidiary, Equity Bank, is assessed a quarterly deposit insurance premium. We are generally unable to control the amount of premiums or special assessments that Equity Bank is required to pay, future bank failures may stress the Deposit Insurance Fund and prompt the FDIC to increase its premiums or to issue special assessments. Any future changes in the calculation or assessment of FDIC insurance premiums may have a material adverse effect on our results of operations, financial condition and our ability to continue to pay dividends on our common stock at the current rate or at all.

We are subject to certain capital requirements by regulators.

Applicable regulations require us to maintain specific capital standards in relation to the respective credit risks of our assets and off-balance sheet exposures. Various components of these requirements are subject to qualitative judgments by regulators. We maintain a "well capitalized" status under the current regulatory framework. Our failure to maintain a "well capitalized" status could affect our customers' confidence in us, which could adversely affect our ability to do business. In addition, failure to maintain such status could also result in restrictions imposed by our regulators on our growth and other activities. Any such effect on customers or restrictions by our regulators could have a material adverse effect on our financial condition and results of operations.

We are subject to stringent capital requirements, which may adversely impact our return on equity or constrain us from paying dividends or repurchasing shares.

Banking institutions are required to hold more capital as a percentage of assets than most industries. Holding high amounts of capital compresses our earnings and constrains growth. In addition, the failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect client and investor confidence, our costs of funds and FDIC insurance costs and our ability to make acquisitions and result in a material adverse effect on our business, financial condition, results of operations and growth prospects.

We may need to raise additional capital in the future, including as a result of potential increased minimum capital thresholds established by regulators, but that capital may not be available when it is needed or may be dilutive to stockholders.

We are required by federal and state regulatory authorities to maintain adequate capital levels to support our operations. New regulations implementing minimum capital standards could require financial institutions to maintain higher minimum capital ratios and may place a greater emphasis on common equity as a component of "Tier 1 capital," which consists generally of stockholders' equity and qualifying preferred stock, less certain goodwill items and other intangible assets. In order to support our operations and comply with regulatory standards, we may need to raise capital in the future. Our ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside of our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on favorable terms. The capital and credit markets have experienced significant volatility in recent years. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers' underlying financial strength. If we cannot raise additional capital when needed, our financial condition and results of operations may be adversely affected and our banking regulators may subject us to regulatory enforcement action, including receivership. Furthermore, our issuance of additional shares of our Class A common stock could dilute the economic ownership interest of our Class A stockholders.

Stockholders may be deemed to be acting in concert or otherwise in control of us and our bank subsidiary, which could impose prior approval requirements and result in adverse regulatory consequences for such holders.

We are a financial holding company regulated by the Federal Reserve. Any entity (including a "group" composed of natural persons) owning 25% or more of a class of our outstanding shares of voting stock, or a lesser percentage if such holder or group otherwise exercises a "controlling influence" over us, may be subject to regulation as a "bank holding company" in accordance with the Bank Holding Company Act of 1956, as amended. In addition, (i) any bank holding company or foreign bank with a U.S. presence is required to obtain the approval of the Federal Reserve under the Bank Holding Company Act to acquire or retain 5% or more of a class of our outstanding shares of voting stock, and (ii) any person other than a bank holding company may be required to obtain prior regulatory approval under the Change in Bank Control Act to acquire or retain 10% or more of our outstanding shares of voting stock. Any stockholder that is deemed to "control" the Company for bank regulatory purposes would become subject to prior approval requirements and ongoing regulation and supervision. Such a holder may be required to divest amounts equal to or exceeding 5% of the voting shares of investments that may be deemed incompatible with bank holding company status, such as an investment in a company engaged in non-financial activities. Regulatory determination of "control" of a depository institution or holding company is based on all of the relevant facts and circumstances. Potential investors are advised to consult with their legal counsel regarding the applicable regulations and requirements.

Shares of our common stock owned by holders determined by a bank regulatory agency to be acting in concert would be aggregated for purposes of determining whether those holders have control of a bank or bank holding company. Each stockholder obtaining control that is a "company" would be required to register as a bank holding company. "Acting in concert" generally means knowing participation in a joint activity or parallel action towards the common goal of acquiring control of a bank or a parent company, whether or not pursuant to an express agreement. The manner in which this definition is applied in individual circumstances can vary and cannot always be predicted with certainty. Many factors can lead to a finding of acting in concert, including where: (i) the stockholders are commonly controlled or managed; (ii) the stockholders are parties to an oral or written agreement or understanding regarding the acquisition, voting or transfer of control of voting securities of a bank or bank holding company; (iii) the stockholders are immediate family members; or (iv) both a stockholder and a controlling stockholder, partner, trustee or management official of such stockholder own equity in the bank or bank holding company.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Community Reinvestment Act, or CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution's performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We are subject to the Bank Secrecy Act and other anti-money laundering statutes and regulations, and any deemed deficiency by us with respect to these laws could result in significant liability.

The Bank Secrecy Act, the USA PATRIOT Act of 2001, or the Patriot Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports, when appropriate. In addition to other bank regulatory agencies, the federal Financial Crimes Enforcement Network of the U.S. Treasury, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the state and federal banking regulators, as well as the U.S. Department of Justice, Consumer Financial Protection Bureau, Drug Enforcement Administration and Internal Revenue Service, or the IRS. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control of the U.S. Treasury regarding, among other things, the prohibition of transacting business with and the need to freeze assets of, certain persons and organizations identified as a threat to the national security, foreign policy or economy of the United States. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Many of our new activities and expansion plans require regulatory approvals and failure to obtain them may restrict our growth.

We intend to complement and expand our business by pursuing strategic acquisitions of financial institutions and other complementary businesses. Generally, we must receive state and federal regulatory approval before we can acquire an FDIC-insured depository institution or related business. In determining whether to approve a proposed acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, our financial condition, our future prospects and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution's record of compliance under the CRA) and the effectiveness of the acquiring institution in combating money laundering activities. Such regulatory approvals may not be granted on terms that are acceptable to us, or at all. We may also be required to sell branches as a condition to receiving regulatory approval, which may not be acceptable to us or, if acceptable to us, may reduce the benefit of any acquisition.

The Federal Reserve may require us to commit capital resources to support our subsidiary, Equity Bank.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under the "source of strength" doctrine, the Federal Reserve can require a bank holding company to make capital injections into a troubled subsidiary bank at times when the bank holding company may not be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Accordingly, we could be required to provide financial assistance to our subsidiary, Equity Bank, if it experiences financial distress.

Such a capital injection may be required at a time when our resources are limited, and we may be required to borrow the funds to make the required capital injection. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company's general unsecured creditors, including the holders of any note obligations.

The laws that regulate our operations are designed for the protection of depositors and the public, not our stockholders.

The federal and state laws and regulations applicable to our operations give regulatory authorities extensive discretion in connection with their supervisory and enforcement responsibilities and generally have been promulgated to protect depositors and the FDIC's DIF and not for the purpose of protecting stockholders. These laws and regulations can materially affect our future business. Laws and regulations now affecting us may be changed at any time and the interpretation of such laws and regulations by bank regulatory authorities is also subject to change.

As a bank holding company, the sources of funds available to us are limited.

Any future constraints on liquidity at the holding company level could impair our ability to declare and pay dividends on our Class A common stock. In some instances, notice to, or approval from, the Federal Reserve may be required prior to our declaration or payment of dividends. Further, our operations are primarily conducted by our subsidiary, Equity Bank, which is subject to significant regulation. Federal and state banking laws restrict the payment of dividends by banks to their holding companies and Equity Bank will be subject to these restrictions in paying dividends to us. Because our ability to receive dividends or loans from Equity Bank is restricted, our ability to pay dividends to our stockholders is also restricted.

Additionally, the right of a bank holding company to participate in the assets of its subsidiary bank in the event of a bank-level liquidation or reorganization is subject to the claims of the bank's creditors, including depositors, which take priority, except to the extent that the holding company may be a creditor with a recognized claim.

Negative developments affecting the banking industry, and resulting media coverage in 2023 eroded customer confidence in the banking system.

The high-profile bank failures in 2023 involving Silicon Valley Bank, Signature Bank and First Republic Bank have generated significant market volatility among publicly traded bank holding companies and, in particular, regional banks like Equity Bank. These market developments negatively impacted customer confidence in the safety and soundness of regional banks. As a result, customers may choose to maintain deposits with larger financial institutions or invest in higher yielding short-term fixed income securities, all of which could materially adversely impact Equity Bank's liquidity, loan funding capacity, net interest margin, capital and results of operations. While the Department of the Treasury, the Federal Reserve, and the FDIC made statements ensuring that depositors of these failed banks would have access to their deposits, including uninsured deposit accounts, there is no guarantee that such actions will be successful in restoring customer confidence in regional banks and the banking system more broadly.

Any regulatory examination scrutiny or new regulatory requirements arising from the recent events in the banking industry could increase the Company's expenses and affect the Company's operations.

The Company and Equity Bank anticipate increased regulatory scrutiny and new regulations directed towards banks of similar size to the Bank, designed to address the recent negative developments in the banking industry, all of which may increase the Company's costs of doing business and reduce its profitability. Among other things, there may be an increased focus by both regulators and investors on deposit composition and the level of uninsured deposits. As a result, the Bank could face increased scrutiny or be viewed as higher risk by regulators and the investor community. Equity Bank's level of uninsured deposits as a percentage of non-brokered deposits was 32.9% at December 31, 2025, and 46.3% at December 31, 2024. Of these uninsured balances at December 31, 2025, $857.6 million or 51.5 % and at December 31, 2024, $809.2 million or 41.1%, are fully collateralized by either investments held by the Company or letters of credit from the FHLB.

Climate change related legislative and regulatory initiatives, have the potential to disrupt our business and adversely impact the operations and creditworthiness of our customers.

Political and social attention to the issue of climate change has increased. The federal and state legislatures and regulatory agencies have proposed legislative and regulatory initiatives seeking to mitigate the effects of climate change. These agreements and measures may result in the imposition of taxes and fees, the required purchase of emission credits, and the implementation of significant operational changes. In addition, the federal banking agencies may address climate-related issues in their agendas in various ways, including by increasing supervisory expectations with respect to banks' risk management practices, accounting for the effects of climate change in stress testing scenarios and systemic risk assessments, revising expectations for credit portfolio concentrations based on climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change. We may incur compliance, operating, maintenance and remediation costs.

Risks Relating to the Company's Common Stock

The market price of our Class A common stock may be subject to substantial fluctuations which may make it difficult for you to sell your shares at the volumes, prices and times desired.

The trading price of our Class A common stock may be volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may impact the market price and trading volume of our Class A common stock, including:

- actual or anticipated fluctuations in our operating results, financial condition or asset quality;
- market conditions in the broader stock market in general or in our industry in particular;
- publication of research reports about us, our competitors or the bank and non-bank financial services industries generally, or changes in, or failure to meet, securities analysts' estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;
- future issuances of our Class A common stock or other securities;

- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;
- additions or departures of key personnel;
- trades of large blocks of our Class A common stock;
- economic and political conditions or events;
- regulatory developments; and
- other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core markets or the bank and non-bank financial services industries.

The stock market and, in particular, the market for financial institution stocks, have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our Class A common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our Class A common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

In the past, following periods of volatility in the market price of our common stock, securities class action litigation has been instituted. Pending or future securities class action suits against us could result in significant liabilities and, regardless of the outcome, could result in substantial costs and the diversion of our management's attention and resources.

The obligations associated with being a public company require significant resources and management attention.

As a public company, we face increased legal, accounting, administrative and other costs and expenses that are not incurred by private companies. We subject to the reporting requirements of the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition and proxy and other information statements, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the PCAOB and the New York Stock Exchange, each of which imposes additional reporting and other obligations on public companies. As a public company, we are required to:

- prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws and rules;
- expand the roles and duties of our board of directors and committees thereof;
- maintain an enhanced internal audit function;
- institute more comprehensive financial reporting and disclosure compliance procedures;
- involve and retain to a greater degree outside counsel and accountants in the activities listed above;
- enhance our investor relations function;
- establish internal policies, including those relating to trading in our securities and disclosure controls and procedures;
- retain additional personnel;
- comply with the New York Stock Exchange listing standards; and
- comply with the Sarbanes-Oxley Act.

We expect these rules and regulations and changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, financial condition and results of operations. These increased costs may require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives.

There is no guarantee that we will declare or pay cash dividends on our common stock.

The holders of our common stock will receive dividends if and when declared by our board of directors out of legally available funds. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that our board of directors may deem relevant.

Our principal business operations are conducted through our subsidiary, Equity Bank. Cash available to pay dividends to our stockholders is derived primarily, if not entirely, from dividends paid by Equity Bank to us. The ability of Equity Bank to pay dividends to us, as well as our ability to pay dividends to our stockholders, will continue to be subject to and limited by, certain legal and regulatory restrictions. Further, any lenders making loans to us may impose financial covenants that may be more restrictive with respect to dividend payments than the regulatory requirements.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Class A common stock could decline.

If our existing stockholders sell substantial amounts of our Class A common stock in the public market, the market price of our Class A common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of Class A common stock could also depress our market price. A decline in the price of shares of our Class A common stock might impede our ability to raise capital through the issuance of additional shares of our Class A common stock or other equity securities and could result in a decline in the value of the shares of our Class A common stock.

Securities analysts may not initiate or continue coverage on our Class A common stock, which could adversely affect the market for our Class A common stock.

The trading market for our Class A common stock may depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover our Class A common stock. If securities analysts do not cover our Class A common stock, the lack of research coverage may adversely affect our market price. If we are covered by securities analysts and our Class A common stock is the subject of an unfavorable report, the price of our Class A common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our Class A common stock to decline.

The trading volume in our common stock is less than other larger financial institutions.

Although our Class A common stock is listed for trading on the New York Stock Exchange, the trading volume in our common stock is less than that of other, larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our Class A common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our Class A common stock, significant sales of our Class A common stock or the expectation of these sales, could cause the price of our Class A common stock to decline.

Use of our common stock for future acquisitions or to raise capital may be dilutive to existing stockholders.

When we determine that appropriate strategic opportunities exist, we may acquire other financial institutions and related businesses, subject to applicable regulatory requirements. We may use our common stock for such acquisitions. We may also seek to raise capital for such acquisitions through selling additional common stock. It is possible that the issuance of additional common stock in such acquisitions or capital transactions may be dilutive to the interests of our existing stockholders.

A future issuance of stock could dilute the value of our Class A common stock.

We may sell additional shares of Class A common stock, or securities convertible into or exchangeable for such shares, in subsequent public or private offerings. Future issuance of any new shares could cause further dilution in the value of our outstanding shares of Class A common stock. We cannot predict the size of future issuances of our Class A common stock, or securities convertible into or exchangeable for such shares, or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

We have significant institutional investors whose interests may differ from yours.

A significant portion of our outstanding equity is currently held by various investment funds. These funds could have a significant level of influence because of their level of ownership, including a greater ability than you and our other stockholders to influence the election of directors and the potential outcome of other matters submitted to a vote of our stockholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters and affect the votes of our board of directors. The interests of these funds could conflict with the interests of our other stockholders, including you, and any future transfer by these funds of their shares of Class A common stock to other investors who have different business objectives could have a material adverse effect on our business, financial condition, results of operations and future prospects, and the market value of our Class A common stock.

Our directors and executive officers beneficially own a significant portion of our Class A common stock and have substantial influence over us.

Our directors and executive officers, as a group, beneficially own a significant portion of our Class A common stock. As a result of this beneficial ownership, our directors and executive officers have the ability, by taking coordinated action, to exercise significant influence over our affairs and policies. The interests of our directors and executive officers may not be consistent with your interests as a stockholder. This influence may also have the effect of delaying or preventing changes of control, or changes in management or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our Company.

Shares of our Class A common stock are not insured deposits and may lose value.

Shares of our Class A common stock are not savings or deposit accounts and are not insured by the FDIC's DIF or any other agency or private entity. Such shares are subject to investment risk, including the possible loss of some or all of the value of your investment.

We have the ability to incur debt and pledge our assets, including our stock in Equity Bank, to secure that debt, and holders of any such debt obligations will generally have priority over holders of our Class A common stock with respect to certain payment obligations.

We have the ability to incur debt and pledge our assets to secure that debt. Absent special and unusual circumstances, a holder of indebtedness for borrowed money has rights that are superior to those of holders of Class A common stock. For example, interest must be paid to the lender before dividends can be paid to stockholders and loans must be paid off before any assets can be distributed to stockholders if we were to liquidate. Furthermore, we would have to make principal and interest payments on our indebtedness, which could reduce our profitability or result in net losses on a consolidated basis.

If we fail to maintain an effective system of disclosure controls and procedures and internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on that system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Ensuring that we have adequate disclosure controls and procedures in place, including internal control over financial reporting, so that we can produce accurate financial statements on a timely basis is costly and time-consuming and needs to be reevaluated frequently. As a public company, we are required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. Our management is required to certify our compliance with Section 404 of the Sarbanes-Oxley Act and to make annual assessments of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting.

Our management may conclude that our internal control over financial reporting is not effective due to our failure to cure any identified material weakness or otherwise. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may not conclude that our internal control over financial reporting is effective. In the future, our independent registered public accounting firm may not be satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or it may interpret the relevant requirements differently from us. In addition, during the course of the evaluation, documentation and testing of our internal control over financial reporting, we may identify deficiencies in our internal control over financial reporting or disclosure controls. Any such deficiencies may also subject us to adverse regulatory consequences. If we fail to achieve and maintain the adequacy of our internal control over financial reporting or disclosure controls, as these standards are modified, supplemented or amended from time to time, we may be unable to report our financial information on a timely basis, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting or disclosure controls and we may suffer adverse regulatory consequences or violations of listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in the reliability of our financial statements.

Our corporate governance documents and certain corporate and banking laws applicable to us could make a takeover more difficult.

Certain provisions of our Articles of Incorporation and our Bylaws and applicable corporate and federal banking laws, could make it more difficult for a third party to acquire control of us or conduct a proxy contest, even if those events were perceived by many of our stockholders as beneficial to their interests. These provisions and the corporate and banking laws and regulations applicable to us, among others:

- empower our board of directors, without stockholder approval, to issue preferred stock, the terms of which, including voting power, are set by our board of directors;
- only permit stockholder action to be taken at an annual or special meeting of stockholders and not by written consent in lieu of such a meeting;
- provide for a classified board of directors, so that only approximately one-third of our directors are elected each year;
- prohibit us from engaging in certain business combinations with "interested stockholders" (generally defined as a holder of 15% or more of the corporation's outstanding voting stock);
- require at least 120 days' advance notice of nominations for the election of directors and the presentation of stockholder proposals at meetings of stockholders; and
- require prior regulatory application and approval of any transaction involving control of our organization.

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which our stockholders might otherwise receive a premium over the market price of our shares.

Our board of directors may issue shares of preferred stock that would adversely affect the rights of our Class A common stockholders.

Our authorized capital stock includes 10,000,000 shares of preferred stock of which none were issued and outstanding as of March 6, 2026. Our board of directors, in its sole discretion, may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock. Subject to limitations imposed by law or our Articles of Incorporation, our board of directors is empowered to determine:

- the designation of, and the number of, shares constituting each series of preferred stock;
- the dividend rate for each series;
- the terms and conditions of any voting, conversion and exchange rights for each series;
- the amounts payable on each series on redemption or our liquidation, dissolution or winding-up;
- the provisions of any sinking fund for the redemption or purchase of shares of any series; and
- the preferences and the relative rights among the series of preferred stock.

We could issue preferred stock with voting and conversion rights that could adversely affect the voting power of the shares of our Class A common stock and with preferences over our Class A common stock with respect to dividends and in liquidation.

The return on your investment in our Class A common stock is uncertain.

We cannot provide any assurance that an investor in our Class A common stock will realize a substantial return on his or her investment, or any return at all. Further, as a result of the uncertainty and risks associated with our operations, many of which are described in this "Item 1A—Risk Factors" section, it is possible that an investor could lose his or her entire investment.

General Risks

We operate in a highly competitive industry and face significant competition from other financial institutions and financial services providers that could decrease our growth or profits.

Consumer and commercial banking are highly competitive industries. Our market areas contain not only a large number of community and regional banks, but also a significant presence of the country's largest commercial banks. We compete with other state and national financial institutions, as well as savings and loan associations, savings banks and credit unions, for deposits and loans. In addition, we compete with financial intermediaries, such as consumer finance companies, commercial finance companies, mortgage banking companies, insurance companies, securities firms, mutual funds and several government agencies, as well as major retailers, all actively engaged in providing various types of loans and other financial services. Some of these competitors may have a long history of successful operations in our market areas and greater ties to local businesses and more expansive banking relationships, as well as more established depositor bases, fewer regulatory constraints and lower cost structures than we do. Competitors with greater resources may possess an advantage through their ability to maintain numerous banking locations in more convenient sites, to conduct more extensive promotional and advertising campaigns or to operate a more developed technology platform. Due to their size, many competitors may offer a broader range of products and services, as well as better pricing for certain products and services than we can offer. For example, in a low interest rate environment, competitors with lower costs of capital may solicit our customers to refinance their loans with a lower interest rate. Further, increased competition among financial services companies due to the recent consolidation of certain competing financial institutions may adversely affect our ability to market our products and services. Technology has lowered barriers to entry and made it possible for banks to compete in our market areas without a retail footprint by offering competitive rates and for non-banks to offer products and services traditionally provided by banks.

The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking.

Our ability to compete successfully depends on a number of factors, including:
* our ability to develop, maintain and build upon long-term customer relationships based on quality service and high ethical standards;
* our ability to attract and retain qualified employees to operate our business effectively;
* our ability to expand our market position;
* the scope, relevance and pricing of products and services that we offer to meet customer needs and demands;
* the rate at which we introduce new products and services relative to our competitors;
* customer satisfaction with our level of service; and
* industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could harm our business, financial condition and results of operations.

As a community bank, our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our performance.

We are a community bank and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected by the actions of our employees or otherwise, our business and therefore, our operating results may be materially adversely affected. Further, negative public opinion can expose us to litigation and regulatory action as we seek to implement our growth strategy.

We are subject to environmental risks in our lending activities.

Because a significant portion of our loan portfolio is secured by real property, we may foreclose upon and take title to such property in the ordinary course of business. If hazardous substances are found on such property, we could be liable for remediation costs, as well as for personal injury and property damage. Environmental laws might require us to incur substantial expenses, materially reduce the property's value or limit our ability to use or sell the property. Although management has policies requiring environmental reviews before loans secured by real property are made and before foreclosure is commenced, it is still possible that environmental risks might not be detected and that the associated costs might have a material adverse effect on our financial condition and results of operations.

Adverse weather or man-made events could negatively affect our markets or disrupt our operations, which could have an adverse effect upon our business and results of operations.

A significant portion of our business is generated in our Arkansas, Kansas, Missouri and Oklahoma markets, which have been, and may continue to be, susceptible to natural disasters, such as tornadoes, droughts, floods and other severe weather events. These natural disasters could negatively impact regional economic conditions, cause a decline in the value or destruction of mortgaged properties and increase the risk of delinquencies, foreclosures or loss on loans originated by us, damage our banking facilities and offices and negatively impact our growth strategy. Such weather events could disrupt operations, result in damage to properties and negatively affect the local economies in the markets where we operate. We cannot predict whether, or to what extent, damage that may be caused by future weather or man-made events will affect our operations or the economies in our current or future market areas, but such events could negatively impact economic conditions in these regions and result in a decline in local loan demand and loan originations, a decline in the value or destruction of properties securing our loans and an increase in delinquencies, foreclosures or credit losses. Our business or results of operations may be adversely affected by these and other negative effects of natural or man-made disasters. Further, severe weather, natural disasters, acts of war or terrorism and other external events could adversely affect us in a number of ways, including an increase in delinquencies, bankruptcies or defaults that could result in a higher level of nonperforming assets, net charge-offs and provision for credit losses. Such risks could also impair the value of collateral securing loans and hurt our deposit base.

We are or may become involved from time to time in suits, legal proceedings, information-gathering requests, investigations and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

Many aspects of our business involve substantial risk of legal liability. We have been named or threatened to be named as defendants in various lawsuits arising from our business activities (and in some cases from the activities of companies that we have acquired) including, but not limited to, consumer residential real estate mortgages. In addition, from time to time, we are, or may become, the subject of governmental and self-regulatory agency information-gathering requests, reviews, investigations and proceedings and other forms of regulatory inquiry, including by bank regulatory agencies, the Consumer Financial Protection Bureau, the SEC and law enforcement authorities. The results of such proceedings could lead to significant civil or criminal penalties, including monetary penalties, damages, adverse judgments, settlements, fines, injunctions, restrictions on the way in which we conduct our business or reputational harm.

We are subject to claims and litigation pertaining to intellectual property.

We rely on technology companies to provide information technology products and services necessary to support our day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of our vendors, or other individuals or companies, have from time to time claimed to hold intellectual property sold to us by its vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.

Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, we may have to engage in litigation that could be expensive, time-consuming, disruptive to our operations and distracting to management. If we are found to infringe one or more patents or other intellectual property rights, we may be required to pay substantial damages or royalties to a third-party. In certain cases, we may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase our operating expenses. If legal matters related to intellectual property claims were resolved against us or settled, we could be required to make payments in amounts that could have a material adverse effect on our business, financial condition and results of operations.

We have pledged all of the stock of Equity Bank as collateral for a loan, and if the lender forecloses, you could lose your investment.

We have pledged all of the stock of Equity Bank as collateral for a third-party loan, which had no balance as of December 31, 2025. This loan has a maximum lending commitment of $25.0 million. This loan was renewed and amended on February 10, 2025 and has a maturity date of February 10, 2026. If we were to default on this indebtedness, the lender of such loan could foreclose on Equity Bank's stock and we would lose our principal asset. In that event, if the value of Equity Bank's stock is less than the amount of the indebtedness, you would lose the entire amount of your investment.

We have outstanding subordinated debt obligations, and if the Company defaults on those obligations, the debt holders could lose their investment.

In the event of default, the Company's senior debt holders will be entitled to receive payment in full prior to payment of subordinated debt holders. If the company's distributable assets in the event of default can only repay the senior debt holders the subordinated debt holders could lose their investment.

Item 1B: Unresolved Staff Comments

None

Item 1C: Cybersecurity

The Company's Board of Directors (the "Board") recognizes the importance of maintaining the trust and confidence of our customers, clients, business partners and employees. The Board is actively involved in oversight of the Company's risk management program, and cybersecurity represents an important component of the Company's overall approach to enterprise risk management ("ERM"). The Company's cybersecurity policies, standards, processes and practices are integrated into the Company's ERM program In general, the Company seeks to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of its systems and the information that the Company collects and stores by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Due to our heavy reliance on the strength and capability of our technology systems, which we use both to interface with our customers and to manage our internal financial reporting and other systems, we utilize a layered cybersecurity model designed to protect Company systems and sensitive data. This defense model is composed of a variety of different components including administrative, technical controls and safeguards. These various components are centrally managed and monitored creating a multi-layered, interlocking, cybersecurity defense system. We believe this defense system is dynamic and designed to adjust to protect against the latest cyber threats and attack vectors.

Risk Management and Strategy

As one of the critical elements of the Company's overall ERM approach, the Company's cybersecurity risk management program and strategy is focused on the following key areas:

- **Governance:** As discussed in more detail under the heading "Governance," The Board's oversight of cybersecurity risk management is supported by the Risk Management Committee of the Board (the "Risk Management Committee"), which regularly interacts with the Company's ERM function, the Company's Chief Information Security Officer ("CISO"), the Company's Chief Information Officer ("CIO"), other members of management.

- **Incident Response and Recovery Planning:** The Company has implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

- **Technical Safeguards:** The Company deploys technical safeguards that are designed to protect the Company's information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

- **Incident Response and Recovery Planning:** The Company has established and maintains comprehensive incident response and recovery plans that establish a structured approach for the Company's response to a cybersecurity incident, and such plans are tested and evaluated on a regular basis.

- **Outside Experts**. The Company routinely works with outside experts, consultants, auditors and other third parties in connection with managing its cybersecurity risks and for advice regarding best practices and technical expertise.

- **Education and Awareness:** The Company provides regular, mandatory training for personnel regarding cybersecurity threats to equip the Company's personnel with effective tools to address cybersecurity threats, and to communicate the Company's evolving information security policies, standards, processes and practices.

The Company engages in the periodic assessment and testing of the Company's policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. The Company regularly engages third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reviewed by the Cybersecurity team and the Company adjusts its cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

Governance

Board Oversight of Risks from Cybersecurity Threats

The Board, in coordination with the Risk Management Committee, oversees the Company's ERM process, including the management of risks arising from cybersecurity threats. The Board and the Risk Management Committee each receive regular presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to the Company's peers and third parties. The Board and the Risk Management Committee also receive prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. On an annual basis, the Board and the Risk Management Committee discuss the Company's approach to cybersecurity risk management with the Company's CIO.

During the fiscal year of this Report, the Company has not identified risks from cybersecurity threats, including as a result of prior cybersecurity incidents, that individually or in the aggregate have materially affected or are reasonably anticipated to materially affect the organization. Nevertheless, the Company recognizes cybersecurity threats are ongoing and evolving, and we continue to remain vigilant. For more information on the Company's cybersecurity-related risks, see "Item 1A - Risk Factors - We use information technology in our operations and offer online banking services to our customers, and unauthorized access to our or our customers' confidential or proprietary information as a result of a cyber-attack or otherwise could expose us to reputational harm and litigation and adversely affect our ability to attract and retain customers."

Management's Role in Assessing and Managing Risks from Cybersecurity Threats

The Information Security Officer ("ISO"), in coordination with our Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), Chief Information Officer ("CIO") and Chief Legal Officer ("CLO"), works collaboratively across the Company to implement a program designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company's incident response and recovery plans. To facilitate the success of the Company's cybersecurity risk management program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, the ISO and CIO monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the Risk Management Committee when appropriate.

The ISO has over 20 years of experience in the banking industry. He has served in senior technology and information security leadership roles, including Vice President of Technology and Information Security Officer. His background includes education in Computer Science and Business Management, and he is a graduate of the Bank Technology Security School at the Graduate School of Banking in Madison, Wisconsin. The CIO holds an undergraduate degree in Business Finance and has served in various roles in information technology for over 30 years, including serving as either the Chief Information Security Officer or Chief Information Officer of two public companies.

Item 2: Properties

Our principal executive offices are located at 7701 East Kellogg Drive, Wichita, Kansas 67207. Including our principal executive offices, as of December 31, 2025, we operated a total of 77 branches, consisting of seven branches in the Wichita, Kansas metropolitan area, six branches in the Kansas City metropolitan area, two branches in Topeka, Kansas, eleven branches in Western Missouri, eight branches in North Central Missouri, seven branches in Western Kansas, four branches in Southeast Kansas, seven branches in Southwest Kansas, five branches in Central Kansas, two branches in North Central Kansas, five branches in Northern Arkansas, one branch in the Tulsa, Oklahoma metropolitan area, six branches in Oklahoma City, Oklahoma metropolitan area, four branches in northern Oklahoma and two branches in Western Oklahoma. Most of Equity Bank's branches are equipped with automated teller machines and drive-through facilities. We believe all of our facilities are suitable for our operational needs. The following table summarizes pertinent details of our principal executive offices and branches, as of December 31, 2025.

Address	Owned/Leased
Principal Executive Office and Wichita Branch:	
7701 East Kellogg Drive	Owned
Wichita, Kansas 67207	
Branches as of December 31, 2025	
Owned	69
Leased[1]	8

[1] Included in this category is one branch in which the building is owned but the land is on a long-term lease expiring in January 2030.

Item 3: Legal Proceedings

From time to time we are party to various litigation matters incidental to the conduct of our business. See "NOTE 21 – LEGAL MATTERS" of the Notes to Consolidated Financial Statements under Item 8 to this Annual Report on Form 10-K for a complete discussion of litigation matters.

Item 4: Mine Safety Disclosures

Not applicable.

Part II

Item 5: Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Common Equity Holders

Our common stock is listed on the New York Stock Exchange under the symbol "EQBK". At February 27, 2026, there were 20,992,139 shares of our Class A common stock, outstanding and 209 stockholders of record for the Company's Class A common stock. At February 27, 2026, no shares of our Class B common stock were outstanding.

Dividend Policy

Our future determination to pay dividends on our common stock will be made by our board of directors and will depend on a number of factors, including:

- our historical and projected financial condition, liquidity and results of operations;

- our capital levels and requirements;

- statutory and regulatory prohibitions and other limitations;

- any contractual restriction on our ability to pay cash dividends, including pursuant to the terms of any of our credit agreements or other borrowing arrangements; the Company expects to pay dividends at similar levels in the future;

- our business strategy;

- tax considerations;

- any acquisitions or potential acquisitions that we may examine;

- general economic conditions; and

- other factors deemed relevant by our board of directors.

We are not obligated to pay dividends on our common stock.

As a Kansas corporation, we are subject to certain restrictions on dividends under the Kansas General Corporation Code. Generally, a Kansas corporation may pay dividends to its stockholders out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, or both. In addition, if the capital of a Kansas corporation is diminished by depreciation in the value of its property, or by losses or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation cannot declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. We are also subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. For more information, see "Item 1 – Supervision and Regulation – Banking Regulation – Standards for Safety and Soundness."

Since we are a financial holding company and do not engage directly in business activities of a material nature, our ability to pay dividends to our stockholders depends, in large part, upon our receipt of dividends from Equity Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. The present and future dividend policy of Equity Bank is subject to the discretion of its board of directors. Equity Bank is not obligated to pay dividends.

If Equity Bank is "significantly undercapitalized" under the applicable federal bank capital standards, or if Equity Bank is "undercapitalized" and has failed to submit an acceptable capital restoration plan or has materially failed to implement such a plan, the FDIC may choose to require Equity Bank to receive prior approval from the Federal Reserve for any capital distribution. In addition, Equity Bank generally is prohibited from making a capital distribution if such distribution would cause Equity Bank to be "undercapitalized" under applicable federal bank capital standards. For more information, see "Item 7 – Supervision and Regulation – Banking Regulation – Standards for Safety and Soundness."

Securities Authorized for Issuance Under Equity Compensation Plans

The following table presents shares of our common stock that may be issued with respect to compensation plans at December 31, 2025.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a) (c)
Equity compensation plans - stock options	458,133	$ 30.07	*
Equity compensation plans - restricted stock awards and restricted stock units	345,611		*
Equity compensation plans - available	803,744		744,974
Equity compensation plans - employee stock purchase plan	—	—	295,320
Equity compensation plans	803,744		1,040,294
Equity compensation plans not approved by security holders	—	—	—
Total	803,744	$ —	1,040,294

* All securities remaining available for future issuance were available under our 2022 Omnibus Equity Plan as of December 31, 2025.

On April 26, 2022, the Company's shareholders approved the Company's 2022 Omnibus Equity Plan (the Plan) to reserve 760,000 shares for the grant of non-qualified stock options, restricted stock units, restricted stock and unrestricted stock to its employees and directors. On May 3, 2024, the Company reserved an additional 1,000,000 shares under this plan. The Plan replaced the Amended and Restated 2013 Stock Incentive Plan (2013 Plan). There were pour over shares available in the new plan from the previous plan due to forfeiture, cancellation, and expiration after the effective date. For the year ended December 31, 2025, there were pour over shares of 1,625 from our Amended and Restated 2013 Stock Incentive Plan, which are included in the available RSU balance at December 31, 2025.

On January 27, 2019, the Company's Board of Directors adopted the Equity Bancshares, Inc. 2019 Employee Stock Purchase Plan ("ESPP") and reserved 500,000 shares of common stock for issuance. The ESPP was approved by the Company's stockholders on April 24, 2019. The ESPP enables eligible employees to purchase the Company's common stock at a price per share equal to 85% of the lower of the fair market value of the common stock at the beginning or end of each offering period. At December 31, 2025, there were 295,320 shares available under the employee stock purchase plan for future issuance.

Performance Graph

The following performance graph compares total stockholders' return on the Company's common stock for the period beginning at the close of trading December 31, 2020, to December 31, 2025, with the cumulative total return of the S&P 500 Index and the NASDAQ Bank Index for the same period. Cumulative total return is computed by dividing the difference between the Company's share price at the end and the beginning of the measurement period by the share price at the beginning of the measurement period, including reinvestment of dividends. The performance graph assumes $100 is invested on December 31, 2020, in the Company's common stock, the NASDAQ Bank Index and the S&P 500 Index. Historical stock price performance is not necessarily indicative of future stock price performance.



Total Return Performance

	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Equity Bancshares, Inc.	100.00	157.90	153.73	161.47	203.44	216.83
Nasdaq Bank Index	100.00	139.69	114.04	106.43	124.24	129.49
S&P 500 INDEX	100.00	126.89	102.22	126.99	156.59	182.25

Recent Sales of Unregistered Equity Securities

None

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Repurchase of Common Stock

On September 23, 2025, the Federal Reserve Bank of Kansas City advised the Company that it had no objection to the Company's authorization of its repurchase of up to an additional 1,000,000 shares of the Company's Class A Voting common stock, par value $0.01 per share, from time to time, beginning October 1, 2025, and concluding September 30, 2026.

The following table presents shares that were repurchased under the repurchase program during the fourth quarter of 2025.

Period	Plan beginning October 1, 2025, to September 30, 2026			
	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Repurchase Plan	Maximum Number of Shares That May Yet Be Purchased Under the Plan[1]
October 1, 2025 through October 31, 2025	34,672	$ 39.72	34,672	965,328
November 1, 2025 through November 30, 2025	125,581	41.91	125,581	839,747
December 1, 2025 through December 31, 2025	12,085	45.00	12,085	827,662
Total	172,338	$ 41.69	172,338	827,662

_____

(1)Represents shares that may be repurchased under the 2025 repurchase plan

Item 6: Reserved

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Annual Report on Form 10-K. The following discussion contains "forward-looking statements" that reflect our future plans, estimates, beliefs and expected performance. We caution that assumptions, expectations, projections, intentions or beliefs about future events may, and often do, vary from actual results and the differences can be material. See "Cautionary Statement Regarding Forward-Looking Statements." Also, see the risk factors and other cautionary statements described under the heading "Item 1A – Risk Factors" included in Item 1A of this Annual Report on Form 10-K. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.

This discussion and analysis of our financial condition and results of operation includes the following sections:

- Table containing selected financial data and ratios for the periods;

- Overview;

- Critical Accounting Policies – a discussion of accounting policies that require critical estimates and assumptions;

- Results of Operations – an analysis of our operating results, including disclosures about the sustainability of our earnings;

- Financial Condition – an analysis of our financial position;

- Liquidity and Capital Resources – an analysis of our cash flows and capital position; and

- Non-GAAP Financial Measures – reconciliation of non-GAAP measures.

(Dollars in thousands, except per share data)	Years Ended December 31, 2025	2024	2023	2022	2021
Statement of Income Data					
Interest and dividend income	$ 330,835	$ 296,843	$ 246,712	$ 188,248	$ 157,368
Interest expense	104,754	110,681	87,694	25,418	14,789
Net interest income	226,081	186,162	159,018	162,830	142,579
Provision (reversal) for credit losses	8,953	2,546	1,873	125	(8,480)
Net gain on acquisition	—	2,131	—	962	585
Net gain (loss) from securities transactions	(53,174)	220	(51,909)	5	406
Other non-interest income	37,146	36,471	32,780	34,990	31,851
Merger expense	8,065	4,461	297	594	9,189
Goodwill impairment	—	—	—	—	—
Loss on extinguishment of debt	1,361	—	—	—	372
Other non-interest expense	165,294	139,696	135,304	127,786	109,904
Income (loss) before income taxes	26,380	78,281	2,415	70,282	64,436
Provision for income taxes	3,654	15,660	(5,406)	12,594	11,956
Net income (loss)	22,726	62,621	7,821	57,688	52,480
Net income (loss) allocable to common stockholders	22,726	62,621	7,821	57,688	52,480
Basic earnings (loss) per share	1.24	4.04	0.50	3.56	3.49
Diluted earnings (loss) per share	1.23	4.00	0.50	3.51	3.43
Balance Sheet Data (at period end)					
Cash and cash equivalents	$ 607,817	$ 383,747	$ 379,099	$ 104,428	$ 259,954
Securities available-for-sale	1,030,568	1,004,455	919,648	1,184,390	1,327,442
Securities held-to-maturity	5,248	5,217	2,209	1,948	—
Loans held for sale	1,392	513	476	349	4,214
Gross loans held for investment	4,198,180	3,500,816	3,332,901	3,311,548	3,155,627
Allowance for credit losses	52,756	43,267	43,520	45,847	48,365
Loans held for investment, net of allowance for credit losses	4,145,424	3,457,549	3,289,381	3,265,701	3,107,262
Goodwill and core deposit intangibles, net	103,735	68,070	60,323	63,697	69,344
Mortgage servicing asset, net	—	—	75	176	276
Naming rights, net	5,703	957	1,000	1,044	1,087
Total assets	6,373,172	5,332,047	5,034,592	4,981,651	5,137,631
Total deposits	5,138,264	4,374,789	4,145,455	4,241,807	4,420,004
Borrowings	438,009	312,796	380,503	281,734	151,891
Total liabilities	5,641,118	4,739,129	4,581,732	4,571,593	4,637,000
Total stockholders' equity	732,054	592,918	452,860	410,058	500,631
Tangible common equity*	622,616	523,891	391,462	345,141	429,924
Performance ratios					
Return on average assets (ROAA)	0.40 %	1.23 %	0.16 %	1.15 %	1.18 %
Return on average equity (ROAE)	3.39 %	12.97 %	1.85 %	13.08 %	11.75 %
Return on average tangible common equity (ROATCE)*	4.57 %	15.94 %	2.94 %	16.35 %	14.10 %
Yield on loans	7.04%	7.14%	6.39%	4.98%	4.77%
Cost of interest-bearing deposits	2.47%	2.80%	2.21%	0.53%	0.30%
Net interest margin	4.33%	3.98%	3.46%	3.51%	3.44%
Efficiency ratio*	60.90%	60.77%	68.71%	62.48%	60.58%
Non-interest expense to net interest income plus non-interest income*	83.18%	64.07%	96.93%	64.58%	68.10%
Non-interest income / average assets	(0.28)%	0.76%	(0.38)%	0.72%	0.74%
Non-interest expense / average assets	3.07%	2.84%	2.71%	2.56%	2.70%
Dividend payout ratio	54.20%	13.91%	88.35%	10.26%	4.84%
Performance ratios - Core					
Core earnings per diluted share*	$ 4.39	$ 4.43	$ 3.31	$ 3.69	$ 4.09
Core return on average assets*	1.42 %	1.37 %	1.03 %	1.21 %	1.41 %
Core return on average equity*	11.58 %	14.29 %	11.63 %	13.72 %	13.85 %
Core non-interest expense / average assets*	2.82 %	2.67 %	2.64 %	2.46%	2.38%
Capital Ratios					

Tier 1 Leverage Ratio		10.64%		11.67%		9.46%		9.61%	9.09%
Common Equity Tier 1 Capital Ratio		13.08%		14.51%		11.74%		12.26%	12.03%
Tier 1 Risk Based Capital Ratio		13.59%		15.11%		12.36%		12.88%	12.67%
Total Risk Based Capital Ratio		16.31%		18.07%		15.48%		16.08%	15.96%
Total Stockholders equity / Total Assets		11.49%		11.12%		8.99%		8.23%	9.74%
Tangible common equity to tangible assets*		9.94%		9.95%		7.87%		7.02%	8.48%
Book value per share	$	38.64	$	34.04	$	29.35	$	25.74	$ 29.87
Tangible book value per common share*	$	32.86	$	30.07	$	25.37	$	21.67	$ 25.65
Tangible book value per diluted common share*	$	32.43	$	29.70	$	25.05	$	21.35	$ 25.22

* Indicates non-GAAP financial measure. Please see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures" for reconciliation to the most directly comparable GAAP measure.

Overview

We are a financial holding company headquartered in Wichita, Kansas. Our wholly-owned banking subsidiary, Equity Bank, provides a broad range of financial services primarily to businesses and business owners as well as individuals through our network of 77 full-service branches located in Arkansas, Kansas, Missouri and Oklahoma. As of December 31, 2025, we had, on a consolidated basis, total assets of $6.37 billion, total deposits of $5.14 billion, total loans held for investment, net of allowances, of $4.15 billion and total stockholders' equity of $732.1 million. Net income for the year ended December 31, 2025, was $22.7 million, compared to net income of $62.6 million for the year ended December 31, 2024.

History and Background

From 2003 through 2025, we completed a series of 23 acquisitions, two charter consolidations and two branch dispositions. We seek to integrate the banks we acquire into our existing operational platform and enhance stockholder value through the creation of efficiencies within the combined operations. In conjunction with our strategic acquisition growth, we strive to reposition and improve the loan portfolio and deposit mix of the banks we acquire. Following our acquisitions, we focus on identifying and disposing of problematic loans and replacing them with higher quality loans generated organically. In addition, we concentrate on growth in our commercial loan portfolio, which we believe generally offers higher return opportunities than our consumer loan portfolio, primarily by hiring additional talented bankers, particularly in our metropolitan markets, and incentivizing our bankers to expand their commercial banking relationships. We also seek to increase our most attractive deposit accounts primarily by growing deposits in our community markets and cross selling our depository products to our loan customers.

Our principal objective is to continually increase stockholder value and generate consistent earnings growth by expanding our commercial banking franchise both organically and through strategic acquisitions. We believe our strategy of selectively acquiring and integrating community banks has provided us with economies of scale and improved our overall franchise efficiency. We expect to continue to pursue strategic acquisitions and believe our targeted market areas present us with many and varied acquisition opportunities. We are also focused on continuing to grow organically and believe the markets in which we operate currently provide meaningful opportunities to expand our commercial customer base and increase our current market share. We believe our geographic footprint, which is strategically split between growing metropolitan markets, such as Kansas City, Tulsa, Oklahoma City and Wichita, and stable community markets within Southeastern Kansas, Southwestern Kansas, Central Kansas, North Central Kansas, Western Kansas, Topeka, Western Missouri, North Central Missouri, Northern Arkansas, Northern Oklahoma and Western Oklahoma, provides us with access to low cost stable core deposits in community markets that we can use to fund commercial loan growth in our metropolitan markets. We strive to provide an enhanced banking experience for our customers by providing them with a comprehensive suite of sophisticated banking products and services tailored to meet their needs, while delivering the high-quality relationship-based customer service of a community bank.

Highlights for the Year Ended December 31, 2025

- Net income of $22.7 million, or $1.23 diluted earnings per share, for the year ended December 31, 2025.

- Dividends declared of $12.3 million, or $0.66 per share, for the year ended December 31, 2025, compared to $8.7 million, or $0.54 per share, for the year ended December 31, 2024, an increase of 41.2%

- Net interest margin increased 35 basis points from 3.98% at December 31, 2024 to 4.33% at December 31, 2025.

- Total loans held for investment increased to $4.20 billion at December 31, 2025, compared to $3.50 billion at December 31, 2024, an increase of 19.9%.

- Completed the acquisition of NBC Corp. of Oklahoma during the year ended December 31, 2025, adding $806.0 million in deposits, seven banking locations and new territory to the Equity Bank footprint.

Critical Accounting Policies

The preparation of our financial statements in accordance with GAAP requires management to make a number of judgments and assumptions that affect our reported results and disclosures. Several of our accounting policies are inherently subject to valuation assumptions and other subjective assessments and are more critical than others in terms of their importance to results. Changes in any of the estimates and assumptions underlying critical accounting policies could have a material effect on our financial statements. Our accounting policies are described in "NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" in the Notes to Consolidated Financial Statements.

The accounting policies that management believes are the most critical to an understanding of our financial condition and results of operations and require complex management judgment are described below.

Allowance for Credit Losses: The allowance for credit losses for loans represents management's estimate of all expected credit losses over the expected contractual life of our loan portfolio. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The level of the allowance is based upon management's evaluation of historical default and loss experience, current and projected economic conditions, asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay a loan (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, industry and peer bank loan quality indications and other pertinent factors, including regulatory recommendations. The level of the allowance for credit losses maintained by management is believed adequate to absorb all expected future losses inherent in the loan portfolio at the balance sheet date; however, determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. The actual realized facts and circumstances may be different than those currently estimated by management and may result in significant changes in the allowance for credit losses in future periods. The allowance for credit losses for loans, as reported in our consolidated balance sheets, is adjusted by provision for credit losses, which is recognized in earnings and is reduced by the charge-off amounts, net of recoveries.

The Company utilizes primarily two methods for estimating the allowance for credit losses and the method used depends on the status of the underlying loans. Non-performing loans primarily utilize a collateral specific fair value impairment method and performing loans primarily utilize a historical loss method. The performing loan method utilizes a probability of default (PD) and loss given default (LGD) modeling approach for historical loss coupled with a macroeconomic factor analysis derived from a statistical regression of loss experience correlated to changes in economic factors for all commercial banks operating within our geographical footprint. The macroeconomic regression is based on a multivariate approach and includes key indicators that provide the highest cumulative adjusted R-square figure. Economic factors include, but are not limited to, national unemployment, gross domestic product, market interest rates and property pricing indices. To arrive at the most predictive calculation, a lag factor was applied to these inputs, resulting in current and historic economic inputs driving the projection of loss over our reasonable and supportable forecast period, which management has defined as 12 months for all portfolio segments. Following the reasonable and supportable forecast period, loss experience immediately reverts to the current historical loss experience of the Company. The estimated loan losses for all loan segments are adjusted for changes in qualitative factors not inherently considered in the quantitative analyses. The qualitative categories and the measurements used to quantify the risks within each of these categories are subjectively selected by management but measured by objective measurements period over period. The current period measurements are evaluated and assigned a factor commensurate with the current level of risk relative to past measurements over time. The resulting qualitative adjustments are applied to the relevant collectively evaluated loan portfolios. These adjustments are based upon quarterly trend assessments in projected economic sentiment, portfolio concentrations, policy exceptions, personnel retention, independent loan review results, collateral considerations, risk ratings and competition. The qualitative allowance allocation, as determined by the processes noted above, is increased or decreased for each loan segment based on the assessment of these various qualitative factors. The resultant loss rates are applied to the estimated future exposure at default (EAD), as determined based on contractual amortization terms through an average default month and estimated prepayment experience in arriving at the quantitative reserve within our allowance for credit losses.

The allowance represents management's best estimate, but significant changes in circumstances relating to loan quality and economic conditions could result in significantly different results than what is reflected in the consolidated balance sheet as of December 31, 2025. Likewise, an improvement in loan quality or economic conditions may allow for a further reduction in the required allowance. Changing credit conditions would be expected to impact realized losses driving variability in specifically assessed allowances, as well as calculated quantitative and more subjectively analyzed qualitative factors. Depending on the volatility in these conditions, material impacts could be realized within the Company's operations. Likewise, changing economic conditions, both positive and negative, to the extent significant could result in unexpected realization of provision or reversal of allowance for credit losses due to its impact on the quantitative and qualitative inputs to the Company's calculation. Under the CECL methodology, the impact of these conditions has the potential to further exacerbate periodic differences due to its life of loan perspective. The life of loans calculated under the methodology is based in contractual duration and modified for prepayment expectations, making significant variation in periodic results possible due to changing contractual or adjusted duration of the assets within the calculation.

Goodwill: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment is recognized and expensed in the period identified. Goodwill will be assessed more frequently if a triggering event occurs which indicates that the carrying value of the asset might be impaired. We have selected December 31 as the date to perform our annual goodwill impairment test. Goodwill is the only intangible asset with an indefinite useful life. For the year ended December 31, 2025, management performed a qualitative analysis and has determined that there was not evidence of a triggering event during the period then ended. Our qualitative analysis process consists of using recent bank merger transactions, for companies that are similar to the Company based on financial performance, to calculate the average change in control premium from the merger data. The average change in control premium, number of shares and our current trading price is used to estimate the market value of our equity, which is compared to our book value of equity. In addition to estimating equity market value, we evaluate the qualitative considerations contained in current accounting guidance to identify any evidence of goodwill impairment. Based on this qualitative analysis and conclusion, it was determined that a more robust quantitative assessment was not necessary at our measurement date.

For additional information see "NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" and "NOTE 7 – GOODWILL AND CORE DEPOSIT INTANGIBLES" in the Notes to Consolidated Financial Statements.

Results of Operations

We generate most of our revenue from interest income and fees on loans, interest and dividends on investment securities and non-interest income, such as service charges and fees, debit card income and mortgage banking income. We incur interest expense on deposits and other borrowed funds and non-interest expense, such as salaries and employee benefits and occupancy expenses.

Changes in interest rates earned on interest-earning assets or incurred on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and non-interest-bearing liabilities and stockholders' equity, are usually the largest drivers of periodic change in net interest income. Fluctuations in interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international circumstances and domestic and foreign financial markets. Periodic changes in the volume and types of loans in our loan portfolio are affected by, among other factors, economic and competitive conditions in Arkansas, Kansas, Missouri and Oklahoma, as well as developments affecting the consumer, commercial and real estate sectors within these markets.

For information comparing our results of operations for the year ended December 31, 2024, to year ended December 31, 2023, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K filed with the SEC on March 7, 2025.

Net Income

Year ended December 31, 2025, compared with year ended December 31, 2024

For the year ended December 31, 2025, there was net income allocable to common stockholders of $22.7 million, compared to net income allocable to common stockholders of $62.6 million for the year ended December 31, 2024, a decrease of $39.9 million. This change was primarily driven by a $54.9 million decrease in non interest income, a $30.6 million increase in non interest expense offset by a $39.9 million increase in net interest income and a decrease in provision for taxes of $12.0 million. The changes in the components of net income are discussed in more detail below in the following sections of "Results of Operations."

The year ended December 31, 2025 was meaningfully impacted by the repositioning of the Company's investment portfolio during the third quarter as well as the costs associated with facilitating merger transactions. Realized losses on securities during the year were $53.2 million and merger expenses were $8.1 million. Excluding realized gains or losses on securities and merger expenses from pre-tax income in both periods resulted in pre-tax earnings of $87.6 million in 2025 compared to $82.7 million in 2024.

Net Interest Income and Net Interest Margin Analysis

Net interest income is the difference between interest income on interest-earning assets, including loans and securities, and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. To evaluate net interest income, management measures and monitors (1) yields on loans and other interest-earning assets, (2) the costs of deposits and other funding sources, (3) the net interest spread and (4) net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as net interest income divided by average interest-earning assets. Because non-interest-bearing sources of funds, such as non-interest-bearing deposits and stockholders' equity also fund interest-earning assets, net interest margin includes the benefit of these non-interest-bearing sources of funds. Net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as "volume change," and it is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as "yield/rate change."

The following table shows the average balance of each principal category of assets, liabilities, and stockholders' equity and the average yields on interest-earning assets and average rates on interest-bearing liabilities for the years ended December 31, 2025, 2024, and 2023. The yields and rates are calculated by dividing income or expense by the average daily balances of the associated assets or liabilities.

Average Balance Sheets and Net Interest Analysis

(Dollars in thousands)	December 31, 2025 Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate[3][4]	December 31, 2024 Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate[3][4]	December 31, 2023 Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate[3][4]
Interest-earning assets									
Loans[1]									
Commercial and industrial	$ 803,779	$ 61,397	7.64%	$ 635,881	$ 51,188	8.05%	$ 580,451	$ 42,901	7.39%
Commercial real estate	1,583,020	113,277	7.16%	1,400,661	99,316	7.09%	1,302,568	83,441	6.41%
Real estate construction	493,428	38,242	7.75%	416,296	36,004	8.65%	447,516	33,764	7.54%
Residential real estate	573,952	27,517	4.79%	563,176	26,505	4.71%	565,711	23,799	4.21%
Agricultural real estate	260,219	20,026	7.70%	227,341	16,848	7.41%	201,326	13,820	6.86%
Agricultural	123,553	9,982	8.08%	96,877	9,103	9.40%	100,394	6,966	6.94%
Consumer	100,409	6,697	6.67%	100,995	6,851	6.78%	106,542	6,522	6.12%
Total loans	3,938,360	277,138	7.04%	3,441,227	245,815	7.14%	3,304,508	211,213	6.39%
Taxable securities	909,082	38,801	4.27%	980,664	39,091	3.99%	1,027,726	23,873	2.32%
Nontaxable securities	42,973	1,221	2.84%	59,597	1,579	2.65%	74,917	1,960	2.62%
Federal funds sold and other	328,753	13,675	4.16%	195,378	10,358	5.30%	193,941	9,666	4.98%
Total interest-earning assets	5,219,168	330,835	6.34%	4,676,866	296,843	6.35%	4,601,092	246,712	5.36%
Non-interest-earning assets									
Other real estate owned, net	4,189			2,332			3,991		
Premises and equipment, net	126,596			115,892			107,297		
Bank-owned life insurance	139,914			129,232			123,665		
Goodwill and other intangibles, net	87,276			68,190			63,064		
Other non-interest-earning assets	113,566			83,427			100,296		
Total assets	$ 5,690,709			$ 5,075,939			$ 4,999,405		
Interest-bearing liabilities									
Interest-bearing demand deposits	$ 1,113,376	22,901	2.06%	$ 1,028,114	27,587	2.68%	$ 1,002,543	22,681	2.26%
Savings and money market	1,588,459	35,171	2.21%	1,425,025	33,931	2.38%	1,359,822	23,525	1.73%
Demand savings and money market	2,701,835	58,072	2.15%	2,453,139	61,518	2.51%	2,362,365	46,206	1.96%
Certificates of deposit	877,296	30,383	3.46%	770,772	28,891	3.75%	827,652	24,267	2.93%
Total interest-bearing deposits	3,579,131	88,455	2.47%	3,223,911	90,409	2.80%	3,190,017	70,473	2.21%
FHLB term and line of credit advances	195,434	8,208	4.20%	216,012	10,180	4.71%	98,380	3,944	4.01%
Federal Reserve Bank discount window	8	—	4.25%	30,986	1,361	4.39%	108,551	4,755	4.38%
Subordinated borrowings	94,509	7,155	7.57%	97,194	7,580	7.80%	96,651	7,591	7.85%
Other borrowings	46,154	936	2.03%	47,336	1,151	2.43%	49,464	931	1.88%
Total interest-bearing liabilities	3,915,236	104,754	2.68%	3,615,439	110,681	3.06%	3,543,063	87,694	2.48%
Non-interest-bearing liabilities and stockholders' equity									
Non-interest-bearing checking accounts	1,049,240			931,860			979,410		
Non-interest-bearing liabilities	55,463			45,666			53,210		
Stockholders' equity	670,770			482,974			423,722		
Total liabilities and stockholders' equity	$ 5,690,709			$ 5,075,939			$ 4,999,405		
Net interest income		$ 226,081			$ 186,162			$ 159,018	
Interest rate spread			3.66%			3.29%			2.88%
Net interest margin[2]			4.33%			3.98%			3.46%
Total cost of deposits, including non-interest bearing deposits	$ 4,628,371	$ 88,455	1.91%	$ 4,155,771	$ 90,409	2.18%	$ 4,169,427	$ 70,473	1.69%
Average interest-earning assets to interest-bearing liabilities			133.30%			129.36%			129.86%

[1] Average loan balances include non-accrual loans, hedge fair value adjustments and merger fair value adjustments.
[2] Net interest margin is calculated by dividing net interest income by average interest-earning assets for the period.
[3] Tax exempt income is not included in the above table on a tax equivalent basis.
[4] Actual un-rounded values are used to calculate the reported yield or rate disclosed. Accordingly, recalculations using the amounts in thousands as disclosed in this report may not produce the same amounts.

The following table analyzes the change in volume variances and yield/rate variances for the year ended December 31, 2025, as compared to the year ended December 31, 2024, and the year ended December 31, 2024, as compared to the year ended December 31, 2023.

Analysis of Changes in Net Interest Income

(Dollars in thousands)	2025 vs. 2024 Increase (Decrease) Due to:			2024 vs. 2023 Increase (Decrease) Due to:		
	Volume[1]	Yield/Rate[1]	Total	Volume[1]	Yield/Rate[1]	Total
Interest-earning assets						
Loans						
Commercial and industrial	$ 12,937	$ (2,728)	$ 10,209	$ 4,286	$ 4,001	$ 8,287
Commercial real estate	13,041	920	13,961	6,561	9,314	15,875
Real estate construction	6,227	(3,989)	2,238	(2,467)	4,707	2,240
Residential real estate	512	500	1,012	(107)	2,813	2,706
Agricultural real estate	2,511	667	3,178	1,874	1,154	3,028
Agricultural	2,274	(1,395)	879	(252)	2,389	2,137
Consumer	(39)	(115)	(154)	(352)	681	329
Total loans	37,463	(6,140)	31,323	9,543	25,059	34,602
Taxable securities	(2,956)	2,666	(290)	(1,159)	16,377	15,218
Nontaxable securities	(466)	108	(358)	(406)	25	(381)
Federal funds sold and other	5,913	(2,596)	3,317	72	620	692
Total interest-earning assets	$ 39,954	$ (5,962)	$ 33,992	$ 8,050	$ 42,081	$ 50,131
Interest-bearing liabilities						
Demand savings and money market	$ 5,870	$ (9,316)	$ (3,446)	$ 1,766	$ 13,546	$ 15,312
Certificates of deposit	3,797	(2,305)	1,492	(1,759)	6,383	4,624
Total interest-bearing deposits	9,667	(11,621)	(1,954)	7	19,929	19,936
FHLB term and line of credit advances	(921)	(1,051)	(1,972)	5,438	798	6,236
Federal Reserve Bank discount window	(1,318)	(43)	(1,361)	(3,407)	13	(3,394)
Subordinated borrowings	(206)	(219)	(425)	43	(54)	(11)
Other borrowings	(28)	(187)	(215)	(42)	262	220
Total interest-bearing liabilities	7,194	(13,121)	(5,927)	2,039	20,948	22,987
Net Interest Income	$ 32,760	$ 7,159	$ 39,919	$ 6,011	$ 21,133	$ 27,144

[1] The effect of changes in volume is determined by multiplying the change in volume by the previous year's average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the prior year's volume. The changes attributable to both volume and rate, which cannot be segregated, have been allocated to the volume variance and the rate variance in proportion to the relationship of the absolute dollar amount of the change in each.

Year ended December 31, 2025, compared with year ended December 31, 2024

The increase in net interest income is primarily due to a 1 basis point decrease in yields on interest-earning assets offset by a 38 basis point decrease in the average cost of interest bearing liabilities. The change in yields and costs were driven, primarily, by three FOMC rate decreases creating continued lag re-pricing on long term interest earning assets and short term repricing opportunity on the liability portfolios throughout 2025. The asset yield was also positively impacted the volume of interest earning assets and an increase in the yield on taxable securities by the re-positioning of a portion of our investment portfolio in fiscal year 2025, as well as the completion of our merger with NBC which added asset purchase accounting accretion. In the final four months of 2025 and 2024, the FOMC reduced short-term interest rates by a combined 175 basis points across three meetings. The rate cuts, to date, have had a more significant impact on the interest bearing liabilities than interest earning assets in operating results.

Net interest spread increased from 3.29% at December 31, 2024 to 3.66% at December 31, 2025 primarily due to the increase in volume of loans relative to total earning assets and the realization of a greater decline in cost of interest-bearing liabilities as compared to interest-earning assets. The increase in net interest margin was driven by the additive yield from re-positioning of the investment portfolio, the re-pricing of liabilities outpacing the re-pricing of assets and the increasing contribution of non-interest bearing deposits and capital to the funding mix.

Provision for Credit Losses

We maintain an allowance for credit losses for estimated losses in our loan portfolio. The allowance for credit losses is increased by a provision for credit losses, which is a charge to earnings, and subsequent recoveries of amounts previously charged-off, but is decreased by charge-offs when the collectability of a loan balance is unlikely. Management estimates the allowance balance required using past loan loss experience within the Company's portfolio. This historical loss calculation is then modified to reflect quantitative economic circumstances based on evidenced economic conditions and regression formulas which incorporate lag factors in identifying a sufficiently predictive adjusted-R square as well as qualitative factors not inherently reflected in our historical loss or quantitative economic inputs. Included in our qualitative assessment is the consideration of prospective economic conditions over the next 12 months, considered the Company's reasonable and supportable forecast period. As these factors change, the amount of the credit loss provision changes.

Year ended December 31, 2025, compared with year ended December 31, 2024

There was a $9.0 million provision for credit losses for the year ended December 31, 2025, compared to a provision for credit losses of $2.5 million for the year ended December 31, 2024. The provision for credit losses recorded during the period ended December 31, 2025, is primarily the result of an increase in the loan portfolio from the merger with NBC.

For additional detail see "*Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations – Allowance for Credit Losses.*" Net charge-offs for the year ended December 31, 2025, were $2.5 million as compared to net charge-offs of $3.8 million for the year ended December 31, 2024. For the year ended December 31, 2025, gross charge-offs were $5.0 million offset by gross recoveries of $2.5 million. In comparison, gross charge-offs were $4.6 million for the year ended December 31, 2024, offset by gross recoveries of $817 thousand.

Non-Interest Income

The following table provides a comparison of the major components of non-interest income for the years ended December 31, 2025, 2024, and 2023.


Non-Interest Income
For the Years Ended December 31,


(Dollars in thousands)	2025	2024	2023	2025 vs. 2024 Change	%	2024 vs. 2023 Change	%
Service charges and fees	$ 9,321	$ 9,830	$ 10,187	$ (509)	(5.2)%	$ (357)	(3.5)%
Debit card income	11,414	10,246	10,322	1,168	11.4%	(76)	(0.7)%
Mortgage banking	567	861	652	(294)	(34.1)%	209	32.1%
Increase in value of bank-owned life insurance	7,717	4,966	4,059	2,751	55.4%	907	22.3%
Other							
Investment referral income	676	500	424	176	35.2%	76	17.9%
Trust income	1,947	1,624	1,123	323	19.9%	501	44.6%
Insurance sales commissions	537	555	582	(18)	(3.2)%	(27)	(4.6)%
Recovery on zero-basis purchased loans	7	4,380	517	(4,373)	(99.8)%	3,863	747.2%
Income (loss) from equity method investments	-	(87)	(222)	87	(100.0)%	135	(60.8)%
Other non-interest income	4,960	3,596	5,136	1,364	37.9%	(1,540)	(30.0)%
Total other	8,127	10,568	7,560	(2,441)	(23.1)%	3,008	39.8%
Subtotal	37,146	36,471	32,780	675	1.9%	3,691	11.3%
Gain on acquisition	—	2,131	—	(2,131)	(100.0)%	2,131	(100.0)%
Net gain (loss) from securities transactions	(53,174)	220	(51,909)	(53,394)	(100.0)%	52,129	(100.0)%
Total non-interest income	$ (16,028)	$ 38,822	$ (19,129)	$ (54,850)	(141.3)%	$ 57,951	(302.9)%

Year ended December 31, 2025, compared with year ended December 31, 2024

Non-interest income, before gain on acquisition and gain or loss on sale of securities, increased 1.9%. The increase was driven by the yield on bank-owned life insurance, the increase in Debit card income and Other non-interest income partially offset by the recovery on zero-basis purchased loans. The decrease in gain/loss on securities transaction was due to the re-positioning of a portion of our investment portfolio in fiscal year 2025.

Non-Interest Expense

The following table provides a comparison of the major components of non-interest expense for the years ended December 31, 2025, 2024, and 2023.

Non-Interest Expense
For the Year Ended December 31,

(Dollars in thousands)	2025	2024	2023	2025 vs. 2024		2024 vs. 2023	
				Change	%	Change	%
Salaries and employee benefits	$ 84,786	$ 72,786	$ 64,384	$ 12,000	16.5%	$ 8,402	13.0%
Net occupancy and equipment	15,801	14,371	12,325	1,430	10.0%	2,046	16.6%
Data processing	20,279	20,004	17,433	275	1.4%	2,571	14.7%
Professional fees	6,467	6,503	5,754	(36)	(0.6)%	749	13.0%
Advertising and business development	5,228	5,366	5,425	(138)	(2.6)%	(59)	(1.1)%
Telecommunications	2,462	2,501	1,963	(39)	(1.6)%	538	27.4%
FDIC insurance	2,579	2,483	2,195	96	3.9%	288	13.1%
Courier and postage	3,235	2,599	2,046	636	24.5%	553	27.0%
Free nationwide ATM expense	2,204	2,127	2,073	77	3.6%	54	2.6%
Amortization of core deposit intangibles	4,503	4,289	3,374	214	5.0%	915	27.1%
Loan expense	890	601	540	289	48.1%	61	11.3%
Other real estate owned and repossessed assets, net	1,029	(7,525)	617	8,554	(113.7)%	(8,142)	(1319.6)%
Loss on debt extinguishment	1,361	—	—	1,361	—%	—	—%
Other	15,831	13,591	17,175	2,240	16.5%	(3,584)	(20.9)%
Subtotal	166,655	139,696	135,304	26,959	19.3%	4,392	3.2%
Merger expenses	8,065	4,461	297	3,604	80.8%	4,164	1,402.0%
Total non-interest expense	$ 174,720	$ 144,157	$ 135,601	$ 30,563	21.2%	$ 8,556	6.3%

Year ended December 31, 2025, compared with year ended December 31, 2024

The increase in non-interest expense was primarily due to increases in salaries and employee benefits of $12.0 million, net occupancy and equipment expense of $1.4 million, loss on extinguishment of debt of $1.4 million and Other expenses of $2.4 million. The change in Other real estate owned and repossessed asset was the result of gain on the disposition of a repossessed asset and is not expected to reoccur. These items and other changes in the various components of non-interest expense are discussed in more detail below.

Salaries and employee benefits: There was a $12.0 million increase in salaries and benefits for the year ended December 31, 2025, as compared to the year ended December 31, 2024. Salaries and wages increased by $7.8 million which includes a $3.7 million related to additional staff from merger activity for the year ended December 31, 2025, as compared to the year ended December 31, 2024. Additionally, for the year ended December 31, 2025, there was an increase in employee insurance of $1.9 million. Included in salaries and employee benefits is share-based compensation expense of $4.8 million for the year ended December 31, 2025, and $3.5 million for the year ended December 31, 2024.

Net occupancy and equipment: The $1.4 million increase was primarily due to the additional expense of $723 thousand related to properties acquired through merger activity.

Other real-estate owned: Other real-estate owned increased $8.6 million primarily due to the realized a gain on disposition of repossessed assets of $8.5 million during 2024, which is not expected to reoccur. Excluding the $8.5 million gain in the prior year, other real estate expense would have increased $54 thousand.

Other: Other non-interest expenses consists of subscriptions, memberships and dues, employee expenses including travel, meals, entertainment and education, supplies, printing, insurance, account related losses, correspondent bank fees, customer program expenses, losses net of gains on the sale of fixed assets, losses net of gains on the sale of repossessed assets other than real estate, other operating expenses, such as settlement of claims, limited partnership tax credits and provision for unfunded commitments. There was a $2.2 million increase in other non-interest expense for the year ended December 31, 2025, as compared to the year ended December 31, 2024. This increase was primarily due to a $1.2 million in miscellaneous expenses.

Merger expenses: Merger expenses of $8.1 million include legal, advisory and accounting fees associated with services to facilitate the acquisition activity in 2025. Merger expenses also include data processing conversion costs and costs associated with the integration of personnel, processes, facilities and employee bonuses. During 2024, the Company incurred merger expenses of $4.5 million related to the Rockhold BanCorp and Kansasland acquisitions.

Efficiency Ratio

The efficiency ratio is a supplemental financial measure utilized in the internal evaluation of our performance and is not defined under GAAP. Our efficiency ratio is computed by dividing non-interest expense, excluding goodwill impairment, merger expenses and loss on debt extinguishment, by the sum of net interest income and non-interest income, excluding net gains on sales of and settlement of securities and gain on acquisition. Generally, an increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income, while a decrease would indicate a more efficient allocation of resources. The ratio defined under GAAP that is most comparable to the efficiency ratio is non-interest expense to net interest income plus non-interest income which is discussed in "Results of Operations – Non-GAAP Financial Measures." The Company's efficiency ratio remained largely unchanged in 2025 as compared to 2024.

Income Taxes

The amount of income tax expense is influenced by the amount of pre-tax income, the amount of tax-exempt income, the amount of non-deductible expenses and available tax credits.

Year ended December 31, 2025, compared with year ended December 31, 2024

The effective income tax rate for the year ended December 31, 2025, was 13.9% as compared to the U.S. statutory rate of 21.0%. The effective income tax rate for the year ended December 31, 2024, was 20.0% as compared to the U.S. statutory rate of 21.0%. The reduction in the tax rate year over year was the result of gains recognized on the surrender of BOLI and related penalties offset by tax planning benefits in the prior year, both of which did not recur in the current year, in conjunction with interest income related to federal refunds and other permanent tax benefits in the current year that were amplified by the year over year reduction in pre-tax income due to the current year sale of securities. As detailed in "NOTE 13 – INCOME TAXES" in the Notes to Consolidated Financial Statements, the income tax rates differed from the U.S. statutory rates primarily due to non-taxable income, non-deductible expenses, and tax credits. The Company made investments in solar tax credits during the years ended December 31, 2025 and December 31, 2024 which impacted the effective income tax rate for each period.

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities and are computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position will be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is more likely than not to be realized on examination. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. During the tax year ended December 31, 2024, a Corporate Application for Tentative Refund was filed to carry back excess general business credits from 2023 to 2020, 2021 and 2022 tax years resulting in related interest income net of federal tax expense of $631 which was recorded to income tax expense as a benefit for 2025. There were no material amounts to report for interest or penalties incurred in 2024 or 2023.

Impact of Inflation

Our consolidated financial statements and related notes included elsewhere in this annual report have been prepared in accordance with GAAP. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Financial Condition

Overview

Our total assets increased $1.04 billion, or 19.5%, from $5.33 billion at December 31, 2024, to $6.37 billion at December 31, 2025. The increase in total assets was primarily from increases in loans, net of allowance for credit losses of $687.9 million, cash and due from banks of $224.1 million, goodwill of $29.0 million, available for sale securities of $26.1 million, core deposit intangible of $6.7 million and premises and equipment of $19.6 million. Our total liabilities increased $902.0 million, or 19.0%, from $4.74 billion at December 31, 2024, to $5.64 billion at December 31, 2025. The increase in total liabilities was from increases in total deposits of $763.5 million, FHLB advances of $121.9 million and interest payable and other liabilities of $15.2 million. Our total stockholders' equity increased $139.1 million, or 23.5%, from $592.9 million at December 31, 2024 to $732.1 million at December 31, 2025. The increase in stockholders equity was primarily driven increases in paid in capital of $80.5 million and accumulated other comprehensive income of $62.2 million, partially offset by an increase in treasury stock of $14.0 million for the year ended December 31, 2025.

Loan Portfolio

Our loan portfolio consists of various types of loans, most of which are made to borrowers located in the Wichita, Kansas City, Oklahoma City and Tulsa MSAs, as well as various community markets throughout Arkansas, Kansas, Missouri and Oklahoma. Although the portfolio is diversified and generally secured by various types of collateral, the majority of our loan portfolio consists of commercial and industrial and commercial real estate loans and a substantial portion of our borrowers' ability to honor their obligations is dependent on local economic conditions in Arkansas, Kansas, Missouri and Oklahoma.

At December 31, 2025, gross total loans were 81.7% of deposits and 65.9% of total assets. At December 31, 2024, gross total loans were 80.0% of deposits and 65.7% of total assets.

The organic, or non-acquired, growth in our loan portfolio is attributable to our ability to attract new customers from other financial institutions and overall growth in our markets. Our lending staff has been successful in building banking relationships with new customers. New lenders have been hired in our markets and these employees have been successful in transitioning their former clients and attracting new clients. Lending activities originate from the efforts of our lenders with an emphasis on lending to individuals, professionals, small to medium-sized businesses and commercial companies located in the Wichita, Kansas City, Oklahoma City and Tulsa MSAs, as well as community markets in Arkansas, Kansas, Missouri and Oklahoma.

The following table summarizes our loan portfolio by type of loan as of the dates indicated.

Composition of Loan Portfolio

	December 31,					
	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Commercial and industrial	$ 816,885	19.5%	$ 658,865	15.7%	$ 598,327	17.0%
Real estate loans:						
Commercial real estate	2,226,348	53.0%	1,830,514	43.6%	1,759,855	50.3%
Residential real estate	582,145	13.9%	566,766	13.5%	556,328	15.9%
Agricultural real estate	278,927	6.6%	267,248	6.4%	196,114	5.6%
Total real estate loans	3,087,420	73.5%	2,664,528	63.5%	2,512,297	71.8%
Agricultural	188,475	4.5%	87,339	2.1%	118,587	3.4%
Consumer	105,400	2.5%	90,084	2.1%	103,690	3.0%
Total loans held for investment	$ 4,198,180	100.0%	$ 3,500,816	83.4%	$ 3,332,901	95.2%
Total loans held for sale	$ 1,392	100.0%	$ 513	100.0%	$ 476	100.0%
Total loans held for investment (net of allowances)	$ 4,145,424	100.0%	$ 3,457,549	100.0%	$ 3,289,381	100.0%

    Commercial and industrial: Commercial and industrial loans include loans used to purchase fixed assets, to provide working capital or meet other financing needs of the business.

    Commercial real estate: Commercial real estate loans include all loans secured by nonfarm, nonresidential properties and multifamily residential properties, as well as 1-4 family investment-purpose real estate loans.

    Residential real estate: Residential real estate loans include loans secured by primary or secondary personal residences.

    Agricultural real estate, Agricultural, Consumer and other: Agricultural real estate loans are loans related to farmland. Agricultural loans are primarily operating lines subject to annual farming revenues including productivity/yield of the agricultural commodities produced. Consumer loans are generally secured by consumer assets but may be unsecured.

The contractual maturity ranges of loans in our loan portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of December 31, 2025, and December 31, 2024, are summarized in the following tables.

Loan Maturity and Sensitivity to Changes in Interest Rates

	As of December 31, 2025				
	One year or less	After one year through five years	After five years through fifteen years	After fifteen years	Total
	(Dollars in thousands)				
Commercial and industrial	$ 289,631	$ 350,270	$ 112,600	$ 64,384	$ 816,885
Real Estate:					
Commercial real estate	531,763	1,268,127	325,353	101,105	2,226,348
Residential real estate	5,267	11,996	111,555	453,327	582,145
Agricultural real estate	74,354	131,536	36,836	36,201	278,927
Total real estate	611,384	1,411,659	473,744	590,633	3,087,420
Agricultural	133,092	38,040	5,663	11,680	188,475
Consumer	52,119	44,205	7,021	2,055	105,400
Total	$ 1,086,226	$ 1,844,174	$ 599,028	$ 668,752	$ 4,198,180
Loans with a predetermined fixed interest rate	$ 412,708	$ 653,731	$ 109,432	$ 269,857	$ 1,445,728
Loans with an adjustable/floating interest rate	673,518	1,190,443	489,596	398,895	2,752,452
Total	$ 1,086,226	$ 1,844,174	$ 599,028	$ 668,752	$ 4,198,180

	As of December 31, 2024				
	One year or less	After one year through five years	After five years through fifteen years	After fifteen years	Total
	(Dollars in thousands)				
Commercial and industrial	$ 253,375	$ 309,996	$ 92,880	$ 2,614	$ 658,865
Real Estate:					
Commercial real estate	484,450	1,019,023	231,122	95,919	1,830,514
Residential real estate	2,375	11,344	124,983	428,064	566,766
Agricultural real estate	100,169	93,430	34,720	38,929	267,248
Total real estate	586,994	1,123,797	390,825	562,912	2,664,528
Agricultural	59,213	21,373	3,270	3,483	87,339
Consumer	32,498	45,352	10,234	2,000	90,084
Total	$ 932,080	$ 1,500,518	$ 497,209	$ 571,009	$ 3,500,816
Loans with a predetermined fixed interest rate	$ 405,335	$ 544,767	$ 115,887	$ 261,080	$ 1,327,069
Loans with an adjustable/floating interest rate	526,745	955,751	381,322	309,929	2,173,747
Total	$ 932,080	$ 1,500,518	$ 497,209	$ 571,009	$ 3,500,816

Nonperforming Assets

The following table presents information regarding nonperforming assets at the dates indicated.

Nonperforming Assets

	As of December 31,		
	2025	2024	2023
	(Dollars in thousands)		
Non-accrual loans	$ 40,276	$ 27,050	$ 25,026
Accruing loans 90 or more days past due	2,610	181	279
OREO acquired through foreclosure, net	3,245	2,632	772
Other repossessed assets	579	4,812	380
Total nonperforming assets	$ 46,710	$ 34,675	$ 26,457
Ratios:			
Nonperforming assets to total assets	0.73%	0.65%	0.53%
Nonperforming assets to total loans plus OREO	1.11%	0.99%	0.79%

Nonperforming assets ("NPAs") include loans on non-accrual status, accruing loans 90 or more days past due, restructured loans, other real estate acquired through foreclosure and other repossessed assets. The changes in non-accrual loans and accruing loans 90 or more days past due was due to specific circumstances on specific borrower relationships and not considered indicative of broad declining credit quality as of the reporting date. Included in other repossessed assets as of December 31, 2024 was the gross collateral of a Main Street Lending loan valued at $4.7. This relationship was resolved prior to December 31, 2025, driving the periodic decline. NPAs and classified assets continue to be at historically low levels for the Company.

The nonperforming loans at December 31, 2025, consisted of 319 separate credits and 266 separate borrowers. We had two nonperforming loan relationships each with outstanding balances exceeding $1.0 million as of December 31, 2025. There are several procedures in place to assist us in maintaining the overall quality of our loan portfolio. We have established underwriting guidelines to be followed by lenders and we also monitor delinquency levels for any negative or adverse trends. There can be no assurance, however, that our loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

Regulatory Loan Classification

We categorize loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. Loans are analyzed individually and classified based on credit risk. Consumer loans are considered pass credits unless downgraded due to payment status or reviewed as part of a larger credit relationship. We use the following definitions for risk ratings:

Pass: Loans classified as pass include all loans that do not fall under one of the three following categories. These loans are considered unclassified.

Special Mention: Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of our credit position at some future date. These loans are considered classified.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. These loans are considered classified.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, based on currently existing facts, conditions and values, highly questionable and improbable. These loans are considered classified.

Potential problem loans consist of loans that are performing in accordance with contractual terms, but for which management has concerns about the borrower's ability to comply with repayment terms because of the borrower's potential financial difficulties. Potential problem loans are assigned a grade of special mention or substandard. At December 31, 2025, the Company had $24.6

million in potential problem loans which were not included in either non-accrual or 90 days past due categories, compared to $35.4 million at December 31, 2024.

For additional information about the risk category by class of loans see "NOTE 4 – LOANS AND ALLOWANCE FOR CREDIT LOSSES" in the Notes to Consolidated Financial Statements. At December 31, 2025, loans considered unclassified were 98.1% of total loans compared to 98.1% of total loans at December 31, 2024.

Risk Category of Loans by Class

| | As of December 31, 2025 | | |
| | Unclassified | Classified | Total |
	(Dollars in thousands)		
Commercial and industrial	$ 769,789	$ 47,096	$ 816,885
Real estate:			
Commercial real estate	2,204,813	21,535	2,226,348
Residential real estate	577,233	4,912	582,145
Agricultural real estate	275,064	3,863	278,927
Total real estate	3,057,110	30,310	3,087,420
Agricultural	186,980	1,495	188,475
Consumer	104,720	680	105,400
Total	$ 4,118,599	$ 79,581	$ 4,198,180

| | As of December 31, 2024 | | |
| | Unclassified | Classified | Total |
	(Dollars in thousands)		
Commercial and industrial	$ 626,519	$ 32,346	$ 658,865
Real estate:			
Commercial real estate	1,813,778	16,736	1,830,514
Residential real estate	561,198	5,568	566,766
Agricultural real estate	258,353	8,895	267,248
Total real estate	2,633,329	31,199	2,664,528
Agricultural	86,201	1,138	87,339
Consumer	89,300	784	90,084
Total	$ 3,435,349	$ 65,467	$ 3,500,816

For additional information see "NOTE 4 – LOANS AND ALLOWANCE FOR CREDIT LOSSES" in the Notes to Consolidated Financial Statements.

In accordance with applicable regulation, appraisals or evaluations are required to independently value real estate and, as an important element, to consider when underwriting loans secured in part or in whole by real estate. The value of real estate collateral provides additional support to the borrower's credit capacity.

With respect to potential problem loans, all monitored and under-performing loans are individually reviewed. If we determine that a loan has individually assessed credit loss, then we evaluate the borrower's overall financial condition to determine the need, if any, for non-performing classification, possible write downs or appropriate additions to the allowance for credit losses based on the unlikelihood of full repayment of principal and interest in accordance with the contractual terms or the net realizable value of the pledged collateral.

Allowance for Credit Losses

Please see "Critical Accounting Policies – Allowance for Credit Losses" for additional discussion of our allowance policy.

In connection with our review of the loan portfolio, risk elements attributable to particular loan types or categories are considered when assessing the quality of individual loans. For additional information see "NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" in the Notes to Consolidated Financial Statements.

Analysis of allowance for credit losses: At December 31, 2025, the allowance for credit losses totaled $52.8 million, or 1.3% of total loans. At December 31, 2024, the allowance for credit losses totaled $43.3 million, or 1.2% of total loans.

The $9.3 million increase in the allowance for credit losses was the result of net charge-offs of $2.5 million, an increase in reserves on loans individually evaluated and an increase in loan balances and purchase accounting for the NBC merger. The allowance for credit losses calculation on loans collectively evaluated at December 31, 2025, totaled $46.2 million, or 1.1%, of the $4.1 billion in loans collectively evaluated, compared to an allowance for credit losses of $38.4 million, or 1.1%, of the $3.5 billion in loans collectively evaluated at December 31, 2024.

Net losses as a percentage of average loans was 0.06% for the twelve months ended December 31, 2025, as compared to 0.11% for the twelve months ended December 31, 2024, and 0.13% for the twelve months ended December 31, 2023.

The following table presents, as of and for the periods indicated, an analysis of the allowance for credit losses and other related data.

Allowance for Credit Losses
(Dollars in thousands)

December 31, 2025	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Agricultural Real Estate	Agricultural	Consumer	Total
Allowance for credit losses	$ 20,037	$ 17,830	$ 8,068	$ 4,669	$ 337	$ 1,815	$ 52,756
Total loans outstanding (1)	2,226,348	816,885	582,145	278,927	188,475	105,400	4,198,180
Net charge-offs	(140)	1,333	(11)	(35)	70	1,323	2,540
Average loan balance (1)	2,076,448	803,779	573,120	260,219	123,553	100,409	3,937,528
Non-accrual loan balance	10,492	21,527	4,256	1,167	2,153	681	40,276
Loans to total loans outstanding	53.0%	19.5%	13.9%	6.6%	4.5%	2.5%	100.0%
ACL to total loans	0.9%	2.2%	1.4%	1.7%	0.2%	1.7%	1.3%
Net charge-offs to average loans	—%	0.2%	—%	—%	0.1%	1.3%	0.1%
Non-accrual loans to total loans	0.5%	2.6%	0.7%	0.4%	1.1%	0.6%	1.0%
ACL to non-accrual loans	191.0%	82.8%	189.6%	400.1%	15.7%	266.5%	131.0%

December 31, 2024	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Agricultural Real Estate	Agricultural	Consumer	Total
Allowance for credit losses	$ 14,948	$ 14,005	$ 8,553	$ 3,504	$ 439	$ 1,818	$ 43,267
Total loans outstanding (1)	1,830,514	658,865	566,766	267,248	87,339	90,084	3,500,816
Net charge-offs	53	2,787	139	8	3	809	3,799
Average loan balance (1)	1,816,957	635,881	561,914	227,341	96,877	100,993	3,439,963
Non-accrual loan balance	7,458	7,798	4,670	5,751	592	781	27,050
Loans to total loans outstanding	52.3%	18.8%	16.2%	7.6%	2.5%	2.6%	100.0%
ACL to total loans	0.8%	2.1%	1.5%	1.3%	0.5%	2.0%	1.2%
Net charge-offs to average loans	—%	0.4%	—%	—%	—%	0.8%	0.1%
Non-accrual loans to total loans	0.4%	1.2%	0.8%	2.2%	0.7%	0.9%	0.8%
ACL to non-accrual loans	200.4%	179.6%	183.1%	60.9%	74.2%	232.8%	160.0%

December 31, 2023	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Agricultural Real Estate	Agricultural	Consumer	Total
Allowance for loan losses	$ 13,476	$ 17,954	$ 7,784	$ 1,718	$ 995	$ 1,593	$ 43,520
Total loans outstanding (1)	1,759,855	598,327	556,328	196,114	118,587	103,690	3,332,901
Net charge-offs	(75)	3,700	18	46	(47)	558	4,200
Average loan balance (1)	1,750,084	580,451	564,728	201,326	100,394	106,542	3,303,525
Non-accrual loan balance	5,447	5,041	7,251	4,214	2,470	603	25,026
Loans to total loans outstanding	52.8%	18.0%	16.7%	5.9%	3.6%	3.1%	100.0%
ACL to total loans	0.8%	3.0%	1.4%	0.9%	0.8%	1.5%	1.3%
Net charge-offs to average loans	—%	0.6%	—%	—%	—%	0.5%	0.1%
Non-accrual loans to total loans	0.3%	0.8%	1.3%	2.1%	2.1%	0.6%	0.8%
ACL to non-accrual loans	247.4%	356.2%	107.4%	40.8%	40.3%	264.2%	173.9%

(1) Excluding loans held for sale.

Management believes that the allowance for credit losses at December 31, 2025, is adequate to cover current expected losses in the loan portfolio as of such date. There can be no assurance, however, that we will not sustain losses in future periods that could be substantial in relation to the size of the allowance at December 31, 2025.

Securities

We use our securities portfolio to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk, to meet pledging requirements and to meet regulatory capital requirements. At December 31, 2025, securities represented 16.3% of total assets compared with 18.9% at December 31, 2024.

At the date of purchase, debt securities are classified into one of two categories, held-to-maturity or available-for-sale. We do not purchase securities for trading purposes. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and carried at cost, adjusted for the amortization of premiums and the accretion of discounts, in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Debt securities not classified as held-to-maturity are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of deferred income tax, as accumulated comprehensive income or loss until realized. Interest earned on securities is included in total interest and dividend income. Also included in total interest and dividend income are dividends received on stock investments in the Federal Reserve Bank of Kansas City and the FHLB of Topeka. These stock investments are stated at cost.

The following table summarizes the amortized cost and fair value by classification of available-for-sale securities as of the dates shown.

Available-For-Sale Securities

| | December 31, | | | |
| | 2025 | | 2024 | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)			
U.S. Government-sponsored entities	$ 25,960	$ 26,298	$ 71,173	$ 65,094
U.S. Treasury securities	35,134	35,250	86,523	86,563
Mortgage-backed securities				
Government-sponsored residential mortgage-backed securities	763,827	772,145	600,558	565,510
Private label residential mortgage-backed securities	4,441	4,326	144,971	124,664
Corporate	92,142	91,798	61,947	58,652
Small Business Administration loan pools	80,199	80,205	30,212	29,928
State and local subdivisions	20,767	20,546	83,868	74,044
Total available-for-sale securities	$ 1,022,470	$ 1,030,568	$ 1,079,252	$ 1,004,455

The following table summarizes the amortized cost and fair value by classification of held-to-maturity securities as of the dates shown.

Held-To-Maturity Securities

| | December 31, | | | |
| | 2025 | | 2024 | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)			
Mortgage-backed securities				
Government-sponsored residential mortgage-backed securities	$ 3,967	$ 4,098	$ 3,932	$ 3,909
State and local subdivisions	1,281	1,311	1,285	1,305
Total held-to-maturity securities	$ 5,248	$ 5,409	$ 5,217	$ 5,214

The following tables summarize the contractual maturity of debt securities and their weighted average yields as of December 31, 2025, and December 31, 2024. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately. Available-for-sale securities are shown at fair value and held-to-maturity securities are shown at cost, adjusted for the amortization of premiums and the accretion of discounts.

	December 31, 2025									
	Due in one year or less		Due after one year through five years		Due after five years through ten years		Due after 10 years		Total	
	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield
					(Dollars in thousands)					
Available-for-sale securities:										
U.S. Government-sponsored entities	$ 10,112	4.45%	$ 16,186	4.45%	$ —	0.00%	$ —	0.00%	$ 26,298	4.45%
U.S. Treasury securities	29,747	3.83%	5,503	4.60%	—	0.00%	—	0.00%	35,250	3.95%
Mortgage-backed securities										
Government-sponsored residential mortgage-backed securities	2	4.26%	55,875	4.95%	15,337	5.13%	700,931	4.94%	772,145	4.95%
Private label residential mortgage-backed securities	—	— %	—	— %	—	— %	4,326	4.21%	4,326	4.21%
Corporate	2,326	3.76%	18,877	7.89%	69,839	5.49%	756	6.01%	91,798	5.95%
Small Business Administration loan pools	—	— %	2,402	5.01%	37,952	4.50%	39,851	4.72%	80,205	4.62%
State and political subdivisions[1]	908	3.04%	3,791	3.10%	10,330	3.22%	5,517	4.22%	20,546	3.46%
Total available-for-sale securities	43,095	3.95%	102,634	5.33%	133,458	4.99%	751,381	4.92%	1,030,568	4.93%
Held-to-maturity securities:										
Mortgage-backed securities										
Government-sponsored residential mortgage-backed securities	—	— %	—	— %	3,101	5.02%	866	4.91%	3,967	4.99%
State and political subdivisions[1]	—	— %	—	— %	170	3.02%	1,111	4.62%	1,281	4.40%
Total held-to-maturity securities	—	— %	—	— %	3,271	4.91%	1,977	4.74%	5,248	4.85%
Total debt securities	$ 43,095	3.95%	$ 102,634	5.33%	$ 136,729	4.99%	$ 753,358	4.92%	$ 1,035,816	4.93%

(1) The calculated yield is not calculated on a tax equivalent basis.

	December 31, 2024									
	Due in one year or less		Due after one year through five years		Due after five years through ten years		Due after 10 years		Total	
	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield
					(Dollars in thousands)					
Available-for-sale securities:										
U.S. Government-sponsored entities	$ 7,797	4.68%	$ 22,911	4.45%	$ 32,623	1.85%	$ 1,763	2.02%	$ 65,094	3.11%
U.S. Treasury securities	78,400	3.67%	8,163	4.66%	—	— %	—	— %	86,563	3.76%
Mortgage-backed securities										
Government-sponsored residential mortgage-backed securities	—	— %	71,025	4.57%	117,832	2.41%	376,653	4.39%	565,510	4.00%
Private label residential mortgage-backed securities	—	— %	—	— %	—	— %	124,664	2.35%	124,664	2.35%
Corporate	600	4.25%	11,213	6.81%	46,839	4.75%	—	— %	58,652	5.14%
Small Business Administration loan pools	—	— %	—	— %	11,454	5.28%	18,474	5.29%	29,928	5.29%
State and political subdivisions[1]	2,593	2.37%	10,446	2.38%	33,256	2.11%	27,749	2.49%	74,044	2.31%
Total available-for-sale securities	89,390	3.72%	123,758	4.57%	242,004	2.88%	549,303	3.86%	1,004,455	3.70%
Held-to-maturity securities:										
Mortgage-backed securities										
Government-sponsored residential mortgage-backed securities	—	— %	—	— %	3,053	5.02%	879	4.96%	3,932	5.00%
State and political subdivisions[1]	—	— %	—	— %	172	3.02%	1,113	4.62%	1,285	4.40%
Total held-to-maturity securities	—	— %	—	— %	3,225	4.91%	1,992	4.77%	5,217	4.86%
Total debt securities	$ 89,390	3.72%	$ 123,758	4.57%	$ 245,229	2.91%	$ 551,295	3.86%	$ 1,009,672	3.70%

(1) The calculated yield is not calculated on a tax equivalent basis.

Mortgage-backed securities are securities that have been developed by pooling a number of real estate mortgages and which are principally issued by federal agencies such as Ginnie Mae, Fannie Mae, Freddie Mac and non-agency private label providers. Unlike U.S. Treasury and U.S. Government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Premiums and discounts on mortgage-backed securities are amortized and accreted over the expected life of the security and may be impacted by prepayments. As such, mortgage-backed securities purchased at a premium will generally produce decreasing net yields as interest rates drop because homeowners tend to refinance their mortgages resulting in prepayments and an acceleration of premium amortization. Securities purchased at a discount will reflect higher net yields in a decreasing interest rate environment as prepayments result in an acceleration of discount accretion.

The contractual maturity of mortgage-backed securities is not a reliable indicator of their expected lives because borrowers have the right to prepay their obligations at any time. Monthly pay downs on mortgage-backed securities cause the average lives of these securities to be much different than their stated lives. At December 31, 2025, and 2024, 90.8% and 72.3% of the mortgage-backed securities held by us had contractual final maturities of more than ten years with a weighted average life of 5.0 years and 5.1 years and a modified duration of 4.1 years and 4.2 years.

Deposits

Our lending and investing activities are primarily funded by deposits. A variety of deposit accounts are offered with a wide range of interest rates and terms including demand, savings, money market and time deposits. We rely primarily on competitive pricing policies, convenient locations, comprehensive marketing strategy and personalized service to attract and retain these deposits. Overall, deposits have increased $763.5 million from December 31, 2024 to December 31, 2025 and deposits excluding brokered deposits and current year acquisition deposits, have increased $10.8 million for the same time period. During 2025 there has been significant competition for deposits and continued pricing pressure which has caused deposit migration to higher earning deposit account types. The overall increase in deposits is due to merger activity partially offset by a general decrease in excess liquidity in the market due to the impacts of elevated inflation and the effects of trade and fiscal policy, in the form of higher interest rates limiting additional growth in both consumer and business customers.

The following table shows our composition of deposits at December 31, 2025, 2024, and 2023.

Composition of Deposits

| | December 31, | | | | | | 2025 vs. 2024 | | 2024 vs. 2023 | |
| | 2025 | | 2024 | | 2023 | | | | | |
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Change	%	Change	%
	(Dollars in thousands)									
Non-interest-bearing demand	$ 1,148,409	22.3%	$ 954,065	21.8%	$ 898,129	21.7%	$ 194,344	20.4%	$ 55,936	6.2%
Interest-bearing demand	1,268,307	24.7%	1,172,577	26.8%	998,822	24.1%	95,730	8.2%	173,755	17.4%
Savings and money market	1,736,680	33.8%	1,511,620	34.6%	1,484,985	35.8%	225,060	14.9%	26,635	1.8%
Time	984,868	19.2%	736,527	16.8%	763,519	18.4%	248,341	33.7%	(26,992)	(3.5)%
Total deposits	$ 5,138,264	100.0%	$ 4,374,789	100.0%	$ 4,145,455	100.0%	$ 763,475	17.5%	$ 229,334	5.5%

The following tables show deposits acquired in 2025, as of the time of each acquisition.

| | NBC Acquisition | |
	Amount	Percent of Total
	(Dollars in thousands)	
Non-interest-bearing demand	$ 236,124	29.3%
Interest-bearing demand	203,324	25.2%
Savings and money market	213,050	26.4%
Time	153,509	19.1%
Total deposits	$ 806,007	100.0%

The following tables show deposits acquired in 2024, as of the time of each acquisition.

	Rockhold Acquisition	
	Amount	Percent of Total
	(Dollars in thousands)	
Non-interest-bearing demand	$ 97,593	27.9%
Interest-bearing demand	124,760	35.7%
Savings and money market	94,731	27.1%
Time	32,693	9.3%
Total deposits	$ 349,777	100.0%

	Kansasland Acquisition	
	Amount	Percent of Total
	(Dollars in thousands)	
Non-interest-bearing demand	$ 6,439	15.2%
Interest-bearing demand	5,011	11.8%
Savings and money market	14,314	33.7%
Time	16,654	39.3%
Total deposits	$ 42,418	100.0%

The following table shows the average deposit balance and average rate paid on deposits for the year ended December 31, 2025, 2024, and 2023.

Average Deposit Balances and Average Rate Paid

	December 31,					
	2025		2024		2023	
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
	(Dollars in thousands)					
Non-interest-bearing demand	$ 1,049,240	— %	$ 931,860	— %	$ 979,410	— %
Interest-bearing demand	1,113,376	2.06%	1,028,114	2.68%	1,002,543	2.26%
Savings and money market	1,588,459	2.21%	1,425,025	2.38%	1,359,822	1.73%
Time	877,296	3.46%	770,772	3.75%	827,652	2.93%
Total deposits	$ 4,628,371		$ 4,155,771		$ 4,169,427	

Included in interest-bearing demand deposits are Insured Cash Sweep ("ICS") reciprocal demand deposit balances of $572.0 million, $469.5 million and $382.6 million at December 31, 2025, 2024 and 2023. Also included in savings and money market deposits at December 31, 2025, 2024, and 2023, are ICS reciprocal money-market deposit balances of $100.2 million, $100.6 million, and $230.8 million. These balances represent customer funds placed in ICS that allow Equity Bank to break large demand and money-market deposits into smaller amounts and place them in a network of other ICS banks to ensure FDIC insurance coverage on the entire deposit. These deposits are placed in ICS but are Equity Bank's customer relationships that management views as core funding.

Included in time deposits are Certificate of Deposit Account Registry Service ("CDARS") program balances of $51.7 million, $35.4 million, and $21.8 million at December 31, 2025, 2024, and 2023. CDARS allows Equity Bank to break large deposits into smaller amounts and place them in a network of other CDARS banks to ensure FDIC insurance coverage on the entire deposit. Reciprocal deposits are not considered brokered deposits as long as the aggregate balance is less than the lesser of 20% of total liabilities or $5.0 billion and Equity Bank is well capitalized and well rated. All non-reciprocal deposits and reciprocal deposits in excess of regulatory limits are considered brokered deposits.

Included in interest-bearing demand deposit are brokered deposit balances totaling $0, $75.1 million, $1 thousand at December 31, 2025, 2024 and 2023. Also included in time deposits are brokered deposit balances totaling $70.2 million, $50.0 million and $200.0 million at December 31, 2025, 2024, and 2023.

The following table provides information on the maturity distribution of time deposits of $250,000 or more as of December 31, 2025, and December 31, 2024.

	December 31,	
	2025	2024
	(Dollars in thousands)	
3 months or less	$ 136,661	$ 69,637
Over 3 through 6 months	206,748	200,049
Over 6 through 12 months	67,260	13,799
Over 12 months	69,857	52,080
Total Time Deposits	$ 480,526	$ 335,565

Other Borrowed Funds

We utilize borrowings to supplement deposits to fund our lending and investing activities. Short-term borrowing and long-term borrowing consist of funds from the FHLB, Federal Reserve Bank, federal funds purchased and retail repurchase agreements, a bank stock loan and subordinated debt. The Company continually has short-term borrowings which are disclosed in "NOTE 10 – BORROWINGS" and "NOTE 11 – SUBORDINATED DEBT."

Federal funds purchased and retail repurchase agreements: We have available federal funds lines of credit with our correspondent banks. Retail repurchase agreements outstanding represent the purchase of interests in securities by banking customers. Retail repurchase agreements are stated at the amount of cash received in connection with the transaction. We do not account for any of our retail repurchase agreements as sales for accounting purposes in our financial statements. Retail repurchase agreements with banking customers are settled on the following business day. See "NOTE 10 – BORROWINGS" in the Notes to Consolidated Financial Statements for additional information.

FHLB advances: FHLB advances include both draws against our line of credit and fixed rate term advances. Each term advance is payable in full at its maturity date and contains a provision for prepayment penalties. Our FHLB borrowings are used for operational liquidity needs for originating and purchasing loans, purchasing investments and general operating cash requirements. See "NOTE 10 – BORROWINGS" in the Notes to Consolidated Financial Statements for additional information.

Federal Reserve Bank: Federal Reserve Bank Term Funding Program borrowings are fixed rate term loans, secured by loans and qualifying pledged securities. Our Federal Reserve Bank borrowings are used for operational liquidity needs for originating and purchasing loans, purchasing investments and general operating cash requirements. see "NOTE 10 – BORROWINGS" in the Notes to Consolidated Financial Statements.

Bank stock loan: The Company maintains a borrowing facility through an unaffiliated financial institution. The terms of the loan require us and Equity Bank to maintain minimum capital ratios and other covenants. The loan and accrued interest may be prepaid at any time without penalty. In the event of default, the lender has the option to declare all outstanding balances as immediately due. For detailed information, see "NOTE 10 – BORROWINGS" in the Notes to Consolidated Financial Statements.

Subordinated debentures: In conjunction with the 2012 acquisition of First Community, we assumed certain subordinated debentures owed to special purpose unconsolidated subsidiaries that are controlled by us, FCB Capital Trust II and FCB Capital Trust III, ("CTII" and "CTIII," respectively). In conjunction with the 2016 acquisition of Community First Bancshares, Inc., we assumed certain subordinated debentures owed to a special purpose unconsolidated subsidiary that is controlled by us, Community First (AR) Statutory Trust I, ("CFSTI"). In conjunction with the 2021 acquisition of ASBI, we assumed certain subordinated debentures owed to a special purpose unconsolidated subsidiary that is controlled by us, American State Bank Statutory Trust I, ("ASBSTI"). For additional information, see "NOTE 11 – SUBORDINATED DEBT" in the Notes to Consolidated Financial Statements.

Subordinated notes: In 2020, the Company entered into Subordinated Note Purchase Agreements with certain qualified institutional buyers and institutional accredited investors pursuant to which the Company issued and sold a total of $75.0 million in aggregate principal amounts of its 7.00% Fixed-to-Floating Rate Subordinated Notes due in 2030. For additional information, see "NOTE 11 – SUBORDINATED DEBT" in the Notes to Consolidated Financial Statements.

On June 30, 2025 the Company executed an early redemption on the subordinated note above. The Company realized a loss of $1.4 million from the write off of debt issue cost from the debt extinguishment.

Subordinated notes: In 2025, the Company entered into Subordinated Note Purchase Agreements with certain qualified institutional buyers and institutional accredited investors pursuant to which the Company issued and sold a total of $75.0 million in aggregate principal amounts of its 7.13% Fixed-to-Floating Rate Subordinated Notes due in 2035. For additional information, see "NOTE 11 – SUBORDINATED DEBT" in the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

Liquidity

Market and public confidence in our financial strength and financial institutions, in general, will largely determine access to appropriate levels of liquidity. This confidence is significantly dependent on our ability to maintain sound asset quality and appropriate levels of capital reserves.

Liquidity is defined as the ability to meet anticipated customer demands for future funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. We measure our liquidity position by giving consideration to both on- and off-balance sheet sources of and demands for funds on a daily, weekly and monthly basis.

Liquidity risk involves the risk of being unable to fund assets with the appropriate duration and rate-based liabilities, as well as the risk of not being able to meet unexpected cash needs. Liquidity planning and management are necessary to ensure the ability to fund operations in a cost-effective manner and to meet current and future potential obligations such as loan commitments, lease obligations and unexpected deposit outflows. In this process, we focus on both assets and liabilities and on the manner in which they combine to provide adequate liquidity to meet our needs.

During the years ended December 31, 2025, 2024, and 2023, our liquidity needs have primarily been met by core deposits, securities and loan maturities, as well as amortizing payment from investment securities and loans. Other funding sources include federal funds purchased, retail repurchase agreements, brokered certificates of deposit, subordinated notes, borrowings from the FHLB and from the Federal Reserve Bank.

The following table discloses average balances as a percentage of total average assets as of the time periods listed.

| | For the Year ended | | |
| | December 31, | | |
	2025	2024	2023
Source of funds			
Deposits			
Non-interest bearing	18.44%	18.36%	18.94%
Interest-bearing demand	19.56%	20.25%	19.36%
Savings and MMDA	27.91%	28.09%	28.70%
Time deposits	15.42%	15.18%	15.14%
Federal Home Loan Bank advances	3.43%	4.26%	2.09%
Federal Reserve Bank discount window borrowings	—%	0.61%	2.86%
Subordinated borrowings	1.66%	1.91%	1.98%
Other borrowings	0.81%	0.93%	1.07%
Other liabilities	0.97%	0.90%	1.20%
Member's equity	11.80%	9.51%	8.66%
Total	100.00%	100.00%	100.00%
Uses of Funds			
Loans receivable	69.21%	67.80%	67.32%
Taxable securities	15.97%	19.32%	19.06%
Non-taxable securities	0.76%	1.17%	1.09%
Federal funds sold and other	5.78%	3.85%	4.11%
Other real estate owned	0.07%	0.05%	0.07%
Property plant and equipment	2.22%	2.28%	2.27%
Other non-interest earnings assets	5.99%	5.53%	6.08%
Total	100.00%	100.00%	100.00%

Our largest sources of funds are deposits, fed funds sold, retail repurchase agreements and subordinated debt, and our largest uses of funds are the origination of loans or purchases of loans or investment securities. Average loans were $3.94 billion for the year ended December 31, 2025, an increase of 14.5% over average loans of $3.44 billion for the year ended December 31, 2024. Excess deposits are primarily invested in our interest-bearing deposit account with the Federal Reserve Bank of Kansas City, investment securities, federal funds sold or other short-term liquid investments until the funds are needed to fund loan growth. Our investment securities portfolio has a weighted average life of 4.9 years and a modified duration of 4.0 years at December 31, 2025. We believe that our daily funding needs can be met through cash provided by operating activities, payments and maturities on loans and investment securities, our core deposit base, FHLB advances, Federal Reserve Bank and other borrowing relationships. For additional information, see "NOTE 10 - BORROWINGS" in the Notes to Consolidated Financial Statements.

Average loans were $3.44 billion for the year ended December 31, 2024, an increase of 4.1% over the December 31, 2023, average balance. Excess deposits are primarily invested in our interest-bearing deposit account with the Federal Reserve Bank of Kansas City, investment securities, federal funds sold or other short-term liquid investments until the funds are needed to fund loan growth. Our securities portfolio has a weighted average life of 4.8 years and a modified duration of 4.0 years at December 31, 2024.

Cash Flow Overview

Cash and cash equivalents were $607.8 million at December 31, 2025, an increase of $224.1 million from the $383.7 million cash and cash equivalents at December 31, 2024. The majority of our liquidity comes from our operations, including net income, supplemented by the repayment of principal on loans and investment securities through payoffs, paydowns and normal amortization. During the year ended December 31, 2025, we repositioned the investment portfolio contributing to $819.9 million in inflows from sales, paydowns and maturities of available-for-sale securities offset by $795.5 million in outflows for the purchase of available-for-sale securities. The repositioning resulted in a $53.3 million dollar loss, which was a non-cash loss, we also received cash from the merger with NBC of Oklahoma of $150.4 million. From time to time as conditions warrant, we borrow funds to maintain our liquidity requirement and fund operational needs.

Cash and cash equivalents were $383.7 million at December 31, 2024, an increase of $4.6 million from the $379.1 million cash and cash equivalents at December 31, 2023. The majority of our liquidity comes from our operations, including net income, supplemented by the repayment of principal on loans and investment securities through payoffs, paydowns and normal amortization on mortgage backed securities. During the year ended December 31, 2024, we issued common stock of $87.0 million and received net cash from two mergers of $62.2 million. From time to time as conditions warrant, we borrow funds to maintain our liquidity requirement and fund operational needs. We believe that our daily funding needs can be met through cash provided by operating activities, payments and maturities on loans and investment securities, the core deposit base and FHLB advances and other borrowing relationships.

For information related to cash flow during 2022, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K filed with the SEC on March 7, 2024.

Off-Balance Sheet Items

In the normal course of business, we enter into various transactions, which, in accordance with GAAP, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. Our exposure to credit loss is represented by the contractual amounts of these commitments. The same credit policies and procedures are used in making these commitments as for on-balance sheet instruments.

Standby and Performance Letters of Credit: For additional information see "NOTE 20 – COMMITMENTS AND CREDIT RISK" in the Notes to Consolidated Financial Statements.

Commitments to Extend Credit: For additional information see "NOTE 20 – COMMITMENTS AND CREDIT RISK" in the Notes to Consolidated Financial Statements.

Future Debt Repayments

In the normal course of business, we enter into short-term and long-term debt obligations resulting in commitments to make future payments. For additional information see "NOTE 10 – BORROWINGS" and "NOTE 11 – SUBORDINATED DEBT."

Capital Resources

Capital management consists of providing equity to support our current and future operations. The bank regulators view capital levels as important indicators of an institution's financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum capital relative to the amount and types of assets that they hold. As a bank holding company and a state-chartered Fed member bank, the Company and Equity Bank are subject to regulatory capital requirements.

Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes, as of December 31, 2025, and December 31, 2024, the Company and Equity Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as are asset growth and acquisitions, and capital restoration plans are required.

Failure to meet capital guidelines could subject the institution to a variety of enforcement remedies by federal bank regulatory agencies, including termination of deposit insurance by the FDIC, restrictions on certain business activities and appointment of the FDIC as conservator or receiver. As of December 31, 2025, the most recent notifications from the federal regulatory agencies categorized Equity Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Equity Bank must maintain minimum total capital, Tier 1 capital, Common Equity Tier 1 capital and Tier 1 leverage ratios. There are no conditions or events since that notification that management believes have changed Equity Bank's category.

The total increase in stockholders' equity of $139.1 million was principally attributable to increases in additional paid-in-capital of $80.5 million, an increase in AOCI of $62.2 million, partially offset by an increase in treasury stock of $14.0 million. For additional information about the Company's capital see "NOTE 12 – STOCKHOLDERS' EQUITY", "NOTE 14 – REGULATORY MATTERS" and "NOTE 17 – SHARE-BASED PAYMENTS" in Notes to Consolidated Financial Statements.

Non-GAAP Financial Measures

We identify certain financial measures discussed in this Annual Report on Form 10-K as being "non-GAAP financial measures." In accordance with the SEC's rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in our statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that we discuss in this Annual Report on Form 10-K should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this Annual Report on Form 10-K may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures that we have discussed in this Annual Report on Form 10-K when comparing such non-GAAP financial measures.

Tangible Book Value per Common Share and Tangible Book Value Per Diluted Common Share: Tangible book value is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as total stockholders' equity less preferred stock, goodwill, core deposit intangibles, net of accumulated amortization, mortgage servicing asset, net of accumulated amortization, and naming rights, net of accumulated amortization; (b) tangible book value per common share as tangible common equity (as described in clause (a)) divided by shares of common stock outstanding; and (c) tangible book value per diluted common share as tangible common equity (as described in clause (a)) divided by shares of common stock outstanding plus the period-end dilutive effects of vested restricted stock units, the assumed exercise of stock options, redemption of non-vested restricted stock units, and pending employee stock purchase plan shares at period end. For tangible book value, the most directly comparable financial measure calculated in accordance with GAAP is book value.

Management believes that these measures are important to many investors who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

The following table reconciles, as of the dates set forth below, total stockholders' equity to tangible common equity, tangible book value per common share and tangible book value per diluted common share and compares these values with book value per common share.

	December 31,								
	2025		2024		2023		2022		2021
	(Dollars in thousands, except share data)								
Total stockholders' equity	$	732,054	$	592,918	$	452,860	$	410,058	$	500,631
Goodwill		(82,101)		(53,101)		(53,101)		(53,101)		(54,465)
Core deposit intangibles, net		(21,634)		(14,969)		(7,222)		(10,596)		(14,879)
Mortgage servicing asset, net		—		—		(75)		(176)		(276)
Naming rights, net		(5,703)		(957)		(1,000)		(1,044)		(1,087)
Tangible common equity	$	622,616	$	523,891	$	391,462	$	345,141	$	429,924
Common shares outstanding at period end		18,944,987		17,419,858		15,428,251		15,930,112		16,760,115
Diluted common shares outstanding at period end		19,196,160		17,636,843		15,629,185		16,163,253		17,050,115
Book value per common share	$	38.64	$	34.04	$	29.35	$	25.74	$	29.87
Tangible book value per common share	$	32.86	$	30.07	$	25.37	$	21.67	$	25.65
Tangible book value per diluted common share	$	32.43	$	29.70	$	25.05	$	21.35	$	25.22

Tangible Common Equity to Tangible Assets: Tangible common equity to tangible assets is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as total stockholders' equity less preferred stock, goodwill, core deposit intangibles, net of accumulated amortization, mortgage servicing asset, net of accumulated amortization and naming rights, net of accumulated amortization; (b) tangible assets as total assets less goodwill, core deposit intangibles, net of accumulated amortization, mortgage servicing asset, net of accumulated amortization and naming rights, net of accumulated amortization; and (c) tangible common equity to tangible assets as tangible common equity (as described in clause (a)) divided by tangible assets (as described in clause (b)). For common equity to tangible assets, the most directly comparable financial measure calculated in accordance with GAAP is total stockholders' equity to total assets.

Management believes that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total stockholders' equity and total assets while not increasing tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total stockholders' equity to tangible common equity and total assets to tangible assets.

		December 31,			
	2025	2024	2023	2022	2021
			(Dollars in thousands)		
Total stockholders' equity	$ 732,054	$ 592,918	$ 452,860	$ 410,058	$ 500,631
Goodwill	(82,101)	(53,101)	(53,101)	(53,101)	(54,465)
Core deposit intangibles, net	(21,634)	(14,969)	(7,222)	(10,596)	(14,879)
Mortgage servicing asset, net	—	—	(75)	(176)	(276)
Naming rights, net	(5,703)	(957)	(1,000)	(1,044)	(1,087)
Tangible common equity	$ 622,616	$ 523,891	$ 391,462	$ 345,141	$ 429,924
Total assets	$ 6,373,172	$ 5,332,047	$ 5,034,592	$ 4,981,651	$ 5,137,631
Goodwill	(82,101)	(53,101)	(53,101)	(53,101)	(54,465)
Core deposit intangibles, net	(21,634)	(14,969)	(7,222)	(10,596)	(14,879)
Mortgage servicing asset, net	—	—	(75)	(176)	(276)
Naming rights, net	(5,703)	(957)	(1,000)	(1,044)	(1,087)
Tangible assets	$ 6,263,734	$ 5,263,020	$ 4,973,194	$ 4,916,734	$ 5,066,924
Equity / assets	11.49%	11.12%	8.99%	8.23%	9.74%
Tangible common equity to tangible assets	9.94%	9.95%	7.87%	7.02%	8.48%

Core Return on Average Equity: Core return on average equity is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) average tangible common equity as total average stockholders' equity less average intangible assets and preferred stock; (b) core net income allocable to common stockholders as net income allocable to common stockholders less net gain on acquisition, less gain (loss) on securities transactions, plus loss on debt extinguishment, plus Day 2 Merger provision expense, plus merger expenses, plus BOLI tax expense, plus goodwill impairment, net of actual tax effect, plus amortization of intangible assets less estimated tax effect on adjustments (tax rates used in this calculation were 21% for 2025, 2024, 2023, 2022 and 2021) (c) core return on average equity as core net income allocable to common stockholders (as described in clause (b)) divided by a simple average of net income and core net income plus average stockholders' equity. For return on average equity, the most directly comparable financial measure calculated in accordance with GAAP is return on average equity.

Return on Average Tangible Common Equity: Return on average tangible common equity is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) average tangible common equity as total average stockholders' equity less average intangible assets and preferred stock; (b) core net income allocable to common stockholders as net income allocable to common stockholders plus goodwill impairment, net of actual tax effect, plus amortization of intangible assets less estimated tax effect on amortization of intangible assets (tax rates used in this calculation were 21% for 2025, 2024, 2023, 2022 and 2021) (c) return on average tangible common equity as core net income allocable to common stockholders (as described in clause (b)) divided by average tangible common equity (as described in clause (a)). For return on average tangible common equity, the most directly comparable financial measure calculated in accordance with GAAP is return on average equity.

Management believes that this measure is important to many investors in the marketplace because it measures the return on equity, exclusive of the effects of intangible assets on earnings and capital. Goodwill and other intangible assets have the effect of increasing average stockholders' equity and, through amortization, decreasing net income allocable to common stockholders while not increasing average tangible common equity or decreasing core net income allocable to common stockholders.

The following table reconciles, as of the dates set forth below, total average stockholders' equity to average equity and net income allocable to common stockholders to core net income allocable to common stockholders.

	December 31,				
	2025	2024	2023	2022	2021
	(Dollars in thousands)				
Total average stockholders' equity	$ 670,770	$ 482,974	$ 423,722	$ 440,882	$ 446,795
Average intangible assets	(87,276)	(68,190)	(63,064)	(67,746)	(50,831)
Average tangible common equity	$ 583,494	$ 414,784	$ 360,658	$ 373,136	$ 395,964
Net income (loss) allocable to common stockholders	$ 22,726	$ 62,621	$ 7,821	$ 57,688	$ 52,480
Amortization of intangible assets	4,991	4,408	3,518	4,186	4,242
Tax effect of adjustments	(1,048)	(926)	(739)	(879)	(891)
Adjusted net income (loss) allocable to common stockholders	$ 26,669	$ 66,103	$ 10,600	$ 60,995	$ 55,831
Net gain on acquisition	—	(2,131)	—	(962)	(585)
Net (gain) loss on securities transactions	53,174	(220)	51,909	(5)	(406)
Loss on extinguishment of debt	1,361	—	—	—	372
Merger expenses	8,065	4,461	297	594	9,189
Day 2 Merger provision	6,228	—	—	—	—
BOLI tax expense	—	1,730	—	—	—
Tax effect of adjustments	(14,454)	(443)	(10,963)	78	(1,800)
Core net income (loss) allocable to common stockholders	$ 81,043	$ 69,500	$ 51,843	$ 60,700	$ 62,601
Return on average equity (ROAE)	3.39%	12.97%	1.85%	13.08%	11.75%
Core return on average equity	11.58%	14.29%	11.63%	13.72%	13.85%
Return on average tangible common equity (ROATCE)	4.57%	15.94%	2.94%	16.35%	14.10%

Core income calculations: Core income calculations are a non-GAAP measure that management believes is an effective alternative measure of how efficiently the company utilizes its asset base. Core income is calculated by adjusting GAAP income by non-core gains and losses and excluding non-core expenses, net of tax, as outlined in the table below. We calculate (a) core net income (loss) allocable to common stockholders plus merger expenses, tax effected non-core items, goodwill impairment and BOLI tax adjustment, less gain (loss) from securities transactions; (b) adjusted operating net income as net income (loss) allocable to common stockholders plus adjusted non-core items, tax effected non-core items and BOLI tax adjustments.

Core Net Income and Earnings Per Share: *Core* net income and Core earnings per share are non-GAAP financial measures generally used to disclose core net income from the Company's operations and earnings per share. We calculated this by taking GAAP net income less non-core impacts to net income to arrive at core net income and core diluted earnings per share. These financial measures are used by financial statement users to evaluate the core financial performance of the Company.

Management believes that these measures are important to many investors who are interested in changes from period to period in the Company's financial performance and quality of earnings.

The following table reconciles as of the dates set forth below, core net income and earnings per share and compares them to GAAP net income and earnings per share.

	December 31,				
	2025	2024	2023	2022	2021
	(Dollars in thousands, except per share data)				
Net income (loss) allocable to common stockholders	$ 22,726	$ 62,621	$ 7,821	$ 57,688	$ 52,480
Core net income (loss) allocable to common stockholders	$ 81,043	$ 69,500	$ 51,843	$ 60,700	$ 62,601
Total average assets	$ 5,690,709	$ 5,075,939	$ 4,999,405	$ 5,023,112	$ 4,431,802
Total average stockholders' equity	$ 670,770	$ 482,974	$ 423,722	$ 440,884	$ 446,795
Weighted average common shares outstanding	18,296,090	15,489,370	15,535,772	16,214,049	15,019,221
Weighted average diluted common shares	18,456,676	15,671,674	15,648,842	16,437,906	15,306,431
Earnings Per Share	$ 1.24	$ 4.04	$ 0.50	$ 3.56	$ 3.49
Diluted earnings (loss) per share	$ 1.23	$ 4.00	$ 0.50	$ 3.51	$ 3.43
Core earnings per diluted share	$ 4.39	$ 4.43	$ 3.31	$ 3.69	$ 4.09
Return on average assets (ROAA) annualized	0.40 %	1.23 %	0.16 %	1.15 %	1.18 %
Core return on average assets	1.42 %	1.37 %	1.03 %	1.21 %	1.41 %
Return on average equity	3.39 %	12.97 %	1.85 %	13.08 %	11.75 %

Efficiency Ratio: The efficiency ratio is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate the efficiency ratio by dividing non-interest expense, excluding goodwill impairment, merger expenses and loss on debt extinguishment, by the sum of net interest income and non-interest income, excluding net gains on the sale of available-for-sale securities and other securities transactions, and the net gain on acquisition. The GAAP-based efficiency ratio is non-interest expense less goodwill impairment, divided by net interest income plus non-interest income.

In management's judgment, the adjustments made to non-interest expense and non-interest income allow investors and analysts to better assess operating expenses in relation to operating revenue by removing merger expenses, loss on debt extinguishment, net gains on the sale of available-for-sale securities and other securities transactions, and the net gain on acquisition.

The following table reconciles, as of the dates set forth below, the efficiency ratio to the GAAP-based efficiency ratio.

	December 31,				
	2025	2024	2023	2022	2021
	(Dollars in thousands)				
Non-interest expense	$ 174,720	$ 144,157	$ 135,601	$ 128,380	$ 119,465
Merger expenses	(8,065)	(4,461)	(297)	(594)	(9,189)
Loss on debt extinguishment	(1,361)	—	—	—	(372)
Non-interest expense, excluding merger expenses and loss on debt extinguishment	$ 165,294	$ 139,696	$ 135,304	$ 127,786	$ 109,904
Amortization of intangibles	$ (4,991)	$ (4,408)	$ (3,518)	$ (4,186)	$ (4,242)
Core Non-interest expense, excluding merger expenses, amortization of intangibles and loss on debt extinguishment	$ 160,303	$ 135,288	$ 131,786	$ 123,600	$ 105,662
Net interest income	$ 226,081	$ 186,162	$ 159,018	$ 162,830	$ 142,579
Non-interest income	$ (16,028)	$ 38,822	$ (19,129)	$ 35,957	$ 32,842
Gain on acquisition and branch sales	—	(2,131)	—	(962)	(585)
Net (gains) losses from securities transactions	53,174	(220)	51,909	(5)	(406)
Non-interest income, excluding net gains (losses) from security transactions and gain on acquisition	$ 37,146	$ 36,471	$ 32,780	$ 34,990	$ 31,851
Non-interest expense to net interest income plus non-interest income	83.18%	64.07%	96.93%	64.58%	68.10%
Efficiency Ratio	60.90%	60.77%	68.71%	62.48%	60.58%
Total average assets	$ 5,690,709	$ 5,075,939	$ 4,999,405	$ 5,023,112	$ 4,431,802
Core non-interest expense, less goodwill impairment / Average assets	2.82%	2.67%	2.64%	2.46%	2.38%

Item 7A: Quantitative and Qualitative Disclosure About Market Risk

Our asset liability policy provides guidelines to management for effective funds management, and management has established a measurement system for monitoring net interest rate sensitivity position within established guidelines.

As a financial institution, the primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic gains or losses due to future interest rate changes. These changes can be reflected in future net interest income and/or fair market values. The objective is to measure the effect on net interest income ("NII") and economic value of equity ("EVE") and to adjust the balance sheet to minimize the inherent risk, while at the same time maximizing income.

We manage exposure to interest rates by structuring the balance sheet in the ordinary course of business. We have the ability to enter into instruments such as leveraged derivatives, interest rate swaps, financial options, financial future contracts or forward delivery contracts for the purpose of reducing interest rate risk; however, currently we do not have a material exposure to these instruments. We also have the ability to enter into interest rate swaps as an accommodation to our customers in connection with an interest rate swap program. Based upon the nature of its operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

Our exposure to interest rate risk is managed by the Asset Liability Committee ("ALCO"), which is composed of certain members of senior management, in accordance with policies approved by the Board of Directors. The ALCO formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the ALCO considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The ALCO meets monthly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, securities purchase and sale activities, commitments to originate loans, and the maturities of investment securities and borrowings. Additionally, the ALCO reviews liquidity; projected cash flows; maturities of deposits; and consumer and commercial deposit activity.

ALCO uses a simulation analysis to monitor and manage the pricing and maturity of assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on net interest income. The simulation tests the sensitivity of NII and EVE. Contractual maturities and repricing opportunities of loans are incorporated in the simulation model as are prepayment assumptions, maturity data and call options within the investment securities portfolio. Assumptions based on past experience are incorporated into the model for non-maturity deposit accounts. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure the future NII and EVE. Actual results will differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

The change in the impact of net interest income from the base case for December 31, 2025, and 2024 was primarily driven by the rate and mix of variable and fixed rate financial instruments, the underlying duration of the financial instruments, and the level of response to changes in the interest rate environment.

December 31, 2025, Analysis

The continuing positive impact to net interest income in the up interest rate shock scenarios is due to the proportional decrease in fixed rate investments and fixed rate loans compared to the increase of interest earning cash balances and adjustable rate loans. The offsetting negative impact in the up interest rate shocks are mainly caused by the increase in short term borrowings, short term time deposits, and beta-sensitive non-maturity deposits (i.e. money market deposits). In the down interest rate shock scenario, the main drivers of the negative impact on net interest income are the downward pricing of variable rate loans receivable and interest earning cash, while partially offset by the downward repricing of short term borrowings, short term time deposits, and beta-sensitive non-maturity deposits. While improved year-over-year, these factors result in the negative impact to net interest income in the down interest rate shock scenario.

The change in the economic value of equity from the base case for December 31, 2025, is due to us being in a liability sensitive position and the level of convexity in our prepayable assets. Generally, with a liability sensitive position, as interest rates increase, the value of your assets decrease faster than the value of liabilities and, as interest rates decrease, the value of your assets increase at a faster rate than liabilities. First, the mix of interest-bearing deposit and non-interest-bearing deposits impact the level of deposit decay and the resulting benefit of discounting from the non-interest-bearing deposits. Non-interest-bearing and other low beta interest bearing deposits were proportionally lower, while beta sensitive deposits were proportionally higher year-over-year, negatively impacting up and down rate results. Second, due to the level of convexity in our fixed rate prepayable assets, we do not experience a similar change in the value of assets in a down interest rate shock scenario. As rates decrease, the level of modeled prepayments increase for fixed rate prepayable assets, and as rates increase, the level of modeled prepayments decrease. In rates down, the EVE values have more negative impact year-over-year, mainly due to the proportionally lower amount of fixed rate assets which also have higher prepay ability due to having higher current coupons, creating the additional incentive to prepay as rates fall. Inversely, this is also why the rates up has a negative impact as well, since the prepayment speeds on these assets can significantly slow from current speeds and consequently extend the average lives of the assets, preventing meaningful repricing as rates rise.

December 31, 2024, Analysis

The increase in the level of positive impact to net interest income in the up interest rate shock scenarios is due to the decrease in fixed rate investments, the level of interest earning cash balances, increase in the level of adjustable rate loans, increase in non-interest bearing deposits which were partially offset by the increase in interest bearing non-maturity deposits. These factors result in the positive impacts to net interest income in the up interest rate shock scenarios that are detailed in the table below. In the down interest rate shock scenario, the main drivers of the negative impact on net interest income are the downward pricing of variable rate loans receivable, and the decrease in fixed rate investments. These factors result in the negative impact to net interest income in the down interest rate shock scenario.

The change in the economic value of equity from the base case for December 31, 2024, is due to us being in a liability sensitive position and the level of convexity in our prepayable assets. Generally, with a liability sensitive position, as interest rates increase, the value of your assets decrease faster than the value of liabilities and, as interest rates decrease, the value of your assets increase at a faster rate than liabilities. Due to the level of convexity in our fixed rate prepayable assets, we do not experience a similar change in the value of assets in a down interest rate shock scenario; however, due to the current level of convexity in our fixed rate prepayable assets becoming less negative and positive, in some cases, on a portion of our portfolio has resulted in the overall value of assets increasing more than liabilities. In addition, the mix of interest-bearing deposit and non-interest-bearing deposits impact the level of deposit decay and the resulting benefit of discounting from the non-interest-bearing deposits. At December 31, 2024, non-interest-bearing deposits were approximately $1.07 billion, or 17.4%, higher than that deposit type at December 31, 2023. Substantially all investments and approximately 37.8% of loans are prepayable and fixed rate and as rates decrease the level of modeled prepayments increase. The prepaid principal is assumed to reprice at the assumed current rates, resulting in a smaller positive impact to the economic value of equity.

The following table summarizes the simulated immediate change in net interest income for twelve months and impact on economic value of equity as of the dates indicated.

Market Risk

Change in prevailing interest rates	Impact on Net Interest Income December 31, 2025	December 31, 2024
+300 basis points	11.3%	11.9%
+200 basis points	7.5%	7.9%
+100 basis points	3.6%	3.9%
0 basis points	—%	—%
-100 basis points	(1.4)%	(2.4)%
-200 basis points	(2.9)%	(4.9)%
-300 basis points	(5.3)%	(8.1)%

Change in prevailing interest rates	Impact on Economic Value of Equity December 31, 2025	December 31, 2024
+300 basis points	(8.0)%	(6.5)%
+200 basis points	(5.3)%	(4.2)%
+100 basis points	(2.8)%	(2.4)%
0 basis points	—%	—%
-100 basis points	0.2%	0.3%
-200 basis points	(2.0)%	(1.5)%
-300 basis points	(6.8)%	(5.1)%

Item 8: Financial Statements and Supplementary Data

Our financial statements and accompanying notes, including the Report of Independent Registered Public Accounting Firm, are set forth beginning on page F-1 of this Annual Report on Form 10-K.

Audited Financial Statements

In the last three years, The Company has not had any retroactive change to historical quarterly data.

Item 9: Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None

Item 9A: Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this report, management of the Company, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon, and as of the date of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective, in ensuring the information relating to the Company (and its consolidated subsidiaries) required to be disclosed by the Company in the reports it files or submits under the Exchange Act was recorded, processed, summarized and reported in a timely manner.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the last fiscal quarter of the fiscal year for which this Annual Report on Form 10-K is filed that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report on Management's Assessment of Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined under Rules 13a-15(f) and 15d-15(f) of the Exchange Act). The Company's internal control system is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2025, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control-Integrated Framework," issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in 2013. Based on the assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2025.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025, has been audited by Crowe LLP, Indianapolis, Indiana, (U.S. PCAOB Auditor Firm I.D. 173), the independent registered public accounting firm who also has audited the Company's consolidated financial statements included in this Annual Report on Form 10-K. Crowe LLP has issued a report on the Company's internal control over financial reporting as of December 31, 2025, which is included in Item 8 of this Form 10-K and is incorporated into this item by reference.

Item 9B: Other Information

During the three months ended December 31, 2025, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such defined in Item 408 of Regulation S-K of the Securities Act of 1933).

Item 9C: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable

Part III

Item 10: Directors, Executive Officers and Corporate Governance

The information required by this item will be contained in our Proxy Statement for the 2026 Annual Meeting of Stockholders to be held April 21, 2026, a copy of which will be filed not later than 120 days after the close of the fiscal year and is incorporated herein by reference.

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive officers. The full text of our Code of Business Conduct and Ethics is posted on the investor relations page of our website which is located at http://investor.equitybank.com. We will post any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website.

We have adopted an insider trading policy governing the purchase, sale, and/or other disposition of Company securities by directors, officers, and employees that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the NYSE listing standards. Among other things, the provisions of our insider trading policy applicable to our directors, executive officers and certain other designated employees prohibits such persons from hedging or pledging our securities, subject to limited exceptions and pre-approval under the terms of our insider trading policy. Such persons are also prohibited from engaging in various trading practices including short sales of the Company's securities, trading in puts, calls or other derivative securities of the Company, and from holding our securities in a margin account. A copy our insider trading policy is attached to this Form 10-K as Exhibit 19.1.

Item 11: Executive Compensation

The information required by this item will be contained in our Proxy Statement for the 2026 Annual Meeting of Stockholders to be held April 21, 2026, a copy of which will be filed not later than 120 days after the close of the fiscal year and is incorporated herein by reference.

Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be contained in our Proxy Statement for the 2026 Annual Meeting of Stockholders to be held April 21, 2026, a copy of which will be filed not later than 120 days after the close of the fiscal year and is incorporated herein by reference.

Information relating to securities authorized for issuance under our equity compensation plans is included in Part II of this Annual Report on Form 10-K under "Item 5 – Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities."

Item 13: Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be contained in our Proxy Statement for the 2026 Annual Meeting of Stockholders to be held April 21, 2026, a copy of which will be filed not later than 120 days after the close of the fiscal year and is incorporated herein by reference.

Item 14: Principal Accounting Fees and Services

The information required by this item will be contained in our Proxy Statement for the 2026 Annual Meeting of Stockholders to be held April 21, 2026, a copy of which will be filed not later than 120 days after the close of the fiscal year and is incorporated herein by reference.

Part IV

Item 15: Exhibits, Financial Statement Schedules

a)   The following documents are filed as part of this Annual Report on Form 10-K:

1.   Financial Statements

The financial statements included as part of this Form 10-K are identified in the index to the Audited Financial Statements appearing in Item 8 of this Form 10-K and which index is incorporated in this Item 15 by reference.

2.   Financial Statement Schedules

All supplemental schedules are omitted as inapplicable or because the required information is included in the Consolidated Financial Statements or notes thereto.

3.   Exhibits

The information required by this Item 15(a)(3) is set forth in the Exhibit Index immediately following. The exhibits listed herein will be furnished upon written request to Equity Bancshares, Inc., 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207, Attention: Investor Relations, and payment of a reasonable fee that will be limited to our reasonable expense in furnishing such exhibits.

b)   Exhibits

The exhibits listed below are incorporated by reference or attached hereto.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated December 5, 2023, by and among Equity Bancshares, Inc. Truman Merger Sub, Inc. Rockhold BanCorp and Rockhold BanCorp Stock Trust (incorporated by reference to Exhibit 2.1 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on December 6, 2023).
2.2	Agreement and Plan of Merger, dated April 18, 2024, by and among Equity Bancshares, Inc. KL Merger Sub, Inc. and Kansasland Bancshares, Inc. (incorporated by reference to Exhibit 2.1 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on April 22, 2024).
2.3	Agreement and Plan of Reorganization, dated April 2, 2025, by and among Equity Bancshares, Inc., Red River Merger Sub, Inc., and NBC Corp. of Oklahoma (incorporated by reference to Exhibit 2.1 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on April 2, 2025).
2.4	Agreement and Plan of Reorganization, dated August 29, 2025, by and among Equity Bancshares, Inc., Winston Merger Sub, Inc., and Frontier Holdings LLC. (incorporated by reference to Exhibit 2.1 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on September 2, 2025).
3.1	Second Amended and Restated Articles of Incorporation of Equity Bancshares, Inc. (incorporated by reference to Exhibit 3.1 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on May 3, 2016).
3.2	Amended and Restated Bylaws of Equity Bancshares, Inc. (incorporated by reference to Exhibit 3.2 to Equity Bancshares, Inc.'s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).
4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Equity Bancshares, Inc.'s Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on October 27, 2015, File No. 333-207351).
4.2*	Description of Registrant's Securities.
4.3	Indenture, dated as of July 17, 2025, by and between Equity Bancshares, Inc. and UMB Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on July 18, 2025).

Exhibit No.	Description
4.4	Form of 7.125% Fixed-to-Floating Rate Subordinated Note due 2035 (incorporated by reference to Exhibit 4.2 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on July 18, 2025).
10.1†	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 to Equity Bancshares, Inc.'s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).
10.2†	Amended and Restated Employment Agreement, dated November 5, 2021, between Equity Bank, Equity Bancshares, Inc. and Brad S. Elliott (incorporated by reference to Exhibit 10.4 to Equity Bancshares, Inc.'s Annual Report on Form 10-K, filed with the SEC on March 9, 2022).
10.3†	Amended and Restated Employment Agreement, dated November 5, 2021, between Equity Bank, Equity Bancshares, Inc. and Julie Huber (incorporated by reference to Exhibit 10.4 to Equity Bancshares, Inc.'s Quarterly Report on Form 10-Q, filed with the SEC on November 8, 2021).
10.4†	Employment Agreement, dated May 2, 2023, among Equity Bank and Richard M. Sems, (incorporated by reference to Exhibit 10.2 to Equity Bancshares, Inc.'s Quarterly Report on Form 10-Q, filed with the SEC on May 4, 2023).
10.5†	Employment Agreement, dated November 6, 2023, among Equity Bank, Equity Bancshares, Inc. and Chris M. Navratil (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.'s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2023).
10.6†	Employment Agreement, dated November 5, 2021, between Equity Bank, Equity Bancshares, Inc. and Brett A. Reber (incorporated by reference to Exhibit 10.5 to Equity Bancshares, Inc.'s Quarterly Report on Form 10-Q, filed with the SEC on November 8, 2021).
10.7†	Equity Bancshares, Inc. Amended and Restated 2013 Stock Incentive Plan (incorporated by reference to Appendix A to Equity Bancshares, Inc.'s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 28, 2016).
10.8†	Equity Bancshares, Inc. Annual Executive Incentive Plan (incorporated by reference to Appendix A to Equity Bancshares, Inc.'s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 22, 2017).
10.9†	Form of Performance-vested Restricted Stock Units Award Agreement (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on March 5, 2018).
10.10†	Form of Time-vested Restricted Stock Units Award Agreement (incorporated by reference to Exhibit 10.2 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on March 5, 2018).
10.11†	Equity Bancshares, Inc. 2019 Employee Stock Purchase Plan (incorporated by reference to Appendix A to Equity Bancshares, Inc.'s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 22, 2019).
10.12†	Equity Bancshares, Inc. 2022 Omnibus Equity Incentive Plan (incorporated by reference to Appendix A to Equity Bancshares, Inc.'s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 17, 2022).
10.13†	First Amendment to the Equity Bancshares, Inc. 2022 Omnibus Equity Incentive Plan (incorporated by reference to Appendix A to Equity Bancshares, Inc.'s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 14, 2024).
10.14†	First Amendment to the Equity Bancshares, Inc. 2022 Omnibus Equity Incentive Plan (incorporated by reference to Appendix A to Equity Bancshares, Inc.'s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 14, 2024).

Exhibit No.	Description
10.15†	Equity Bancshares, Inc. Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2022).
10.18	Loan and Security Agreement, dated January 28, 2016, by and between Equity Bancshares, Inc. and ServisFirst Bank (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on February 3, 2016).
10.19	Amended Loan and Security Agreement, dated March 13, 2017, between Equity Bancshares, Inc. and ServisFirst Bank (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on March 16, 2017).
10.20	Second Amendment to Loan and Security Agreement, dated March 12, 2018. Between Equity Bancshares, Inc. and ServisFirst Bank (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.'s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2018).
10.21	Third Amendment to Loan and Security Agreement, dated March 11, 2019, Between Equity Bancshares, Inc. and ServisFirst Bank (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on March 14, 2019).
10.22	The Fourth Amendment to Loan and Security Agreement and Promissory Notes Modification Agreement, dated June 29, 2020, by and among Equity Bancshares, Inc., as Borrower, and ServisFirst Bank, as Lender (incorporated by reference to Exhibit 10.3 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on July 2, 2020).

Exhibit No.	Description
10.23	Fifth Amendment to Loan and Security Agreement, dated February 11, 2022, by and between Equity Bancshares, Inc. and ServisFirst Bank (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on February 18, 2022).
10.24	Sixth Amendment to Loan and Security Agreement, dated February 10, 2023, by and between Equity Bancshares, Inc. and ServisFirst Bank (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on March 06, 2023).
10.25	Seventh Amendment to Loan and Security Agreement, dated February 10, 2024, by and between Equity Bancshares, Inc. and ServisFirst Bank (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on February 14, 2024).
10.26	Eighth Amendment to Loan and Security Agreement, dated February 10, 2025, by and between Equity Bancshares, Inc. and ServisFirst Bank (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on February 11, 2025).
10.27	Ninth Amendment to Loan and Security Agreement, dated February 10, 2026, by and between Equity Bancshares, Inc. and ServisFirst Bank (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on February 17, 2025).
10.28	Form of Subordinated Note Purchase Agreement, dated as of July 17, 2025, by and among Equity Bancshares, Inc. and the several purchasers thereto (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on July 18, 2025).
10.29	Form of Registration Rights Agreement, dated as of July 17, 2025, by and among Equity Bancshares, Inc. and the several purchasers thereto (incorporated by reference to Exhibit 10.2 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on July 18, 2025).
10.30	Registration Rights Agreement, dated July 2, 2025, by and among Equity Bancshares, Inc., and each of the shareholders of NBC Corp. of Oklahoma (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.'s Current Report on Form 8-K, filed with the SEC on July 8, 2025).
19.1*	Equity Bancshares, Inc. Insider Trading Policy
21.1*	List of Subsidiaries of Equity Bancshares, Inc.
23.1*	Consent of Crowe LLP.
24.1*	Powers of Attorney.
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Equity Bancshares, Inc. Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on March 7, 2024.)

Exhibit No.	Description
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH*	Inline XBRL Taxonomy Extension Schema Document with Embedded Linkbase Documents.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

* Filed herewith.

** These exhibits are furnished herewith and shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act.

† Represents a management contract or a compensatory plan or arrangement.

c)   Excluded Financial Statements

     Not Applicable

Item 16: Form 10-K Summary

     Not Applicable

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUITY BANCSHARES, INC.

By: /s/ Brad S. Elliott

Name: Brad S. Elliott

Title: Chairman and Chief Executive Officer

Date: March 6, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature		Title	Date
/s/ Brad S. Elliott Brad S. Elliott		Chairman and Chief Executive Officer (Principal Executive Officer)	March 6, 2026
/s/ Chris M. Navratil Chris M. Navratil		Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 6, 2026
/s/ Leon H. Borck Leon H. Borck	*	Director	March 6, 2026
/s/ Kevin E. Cook Kevin E. Cook	*	Director	March 6, 2026
/s/ Junetta M. Everett Junetta M. Everett	*	Director	March 6, 2026
/s/ Gregory L. Gaeddert Gregory L. Gaeddert	*	Director	March 6, 2026
/s/ Benjamen M. Hutton Benjamen M. Hutton	*	Director	March 6, 2026
/s/ R. Renee Koger R. Renee Koger	*	Director	March 6, 2026
/s/ Gregory H. Kossover Gregory H. Kossover	*	Director	March 6, 2026
/s/ James S. Loving James S. Loving	*	Director	March 6, 2026
/s/ Jerry P. Maland Jerry P. Maland	*	Director	March 6, 2026
/s/ Shawn D. Penner Shawn D. Penner	*	Director	March 6, 2026

*By: /s/ Chris M. Navratil
Attorney-in-Fact
March 6, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Equity Bancshares, Inc.
Wichita, Kansas

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Equity Bancshares, Inc. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans – Qualitative Adjustments

The allowance for credit losses (the "ACL") as described in Notes 1 and 4 is an accounting estimate of expected credit losses, measured over the contractual life of an instrument, which considers reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2025, the Company's allowance for credit losses on loans was $52.8 million and the provision for credit losses on loans was $9.0 million for the year then ended.

The Company measures the allowance for credit losses utilizing a probability of default ("PD") and loss given default ("LGD") modeling approach for historical loss. The estimated PD and LGD rates are applied to the estimated exposure at default ("EAD") to calculate expected credit losses. The Company's ACL model utilizes a statistical regression of loss experience correlated to changes in economic factors for all commercial banks operating within the Company's geographical footprint. The methodologies utilized to develop and implement the macroeconomic factors that drive the loss estimates use multivariate regression modeling techniques. The process involved the selection of the macroeconomic factors and the evaluation of regression analysis outputs to determine the statistical fit of the macroeconomic factors used to forecast expected credit losses. The Company also adjusts for changes in qualitative factors not inherently considered in the quantitative analyses. Significant management judgment is required in evaluating the qualitative adjustments used in the analysis.

We determined that auditing the allowance for credit losses on loans was a critical audit matter because of the extent of auditor judgment applied and significant audit effort to evaluate the significant subjective and complex judgments made by management. The principal considerations resulting in our determination included the following:

- Significant auditor judgment and effort were used to evaluate reasonableness of the PD, LGD and EAD assumptions.

- Significant auditor judgment and audit effort were used to evaluate the application of the reasonable and supportable forecast of economic variables.

- Significant auditor judgment and effort were used in evaluating the qualitative adjustments used in the calculation.
- Significant audit effort related to the relevance and reliability of the high volume of data used in the model computation.

The primary audit procedures we performed to address this critical audit matter included:

- Testing the effectiveness of management's internal controls over the Company's significant model assumptions and judgments, reasonable and supportable forecasts, qualitative adjustments and model validation.
- Testing the effectiveness of controls over the relevance and reliability of loan data used in the computation of the PD models and LGD assumptions.
- Testing the effectiveness of controls over the Company's preparation and review of the allowance for credit loss calculation, including the reasonableness of qualitative adjustments and mathematical accuracy and appropriateness of the overall calculation.
- Testing the effectiveness of controls over the relevant macroeconomic variables, including the review of the regression analysis output and the relevance and reliability of third-party data used.
- With the assistance of our valuation specialists, evaluating the reasonableness of assumptions and judgments related to the PD, LGD, EAD and loan segmentation, the conceptual design of the credit loss estimation models, model assumption sensitivity analysis and the adequacy of the independent model validation.
- Substantively tested management's qualitative factor adjustments and assessed the relevance and reliability of the data used, including evaluating management's judgments and assumptions for reasonableness.
- Substantively testing the mathematical accuracy of the PD, LGD and EAD model on a pooled loan level including the relevance and reliability of loan data used in the model.

Crowe LLP

We have served as the Company's auditor since 2007.

Indianapolis, Indiana
March 6, 2026

EQUITY BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2025, and 2024
(Dollar amounts in thousands, except per share data)

	2025	2024
ASSETS		
Cash and due from banks	$ 607,562	$ 383,503
Federal funds sold	255	244
Cash and cash equivalents	607,817	383,747
Interest-bearing deposit in other banks	575	—
Available-for-sale securities	1,030,568	1,004,455
Held-to-maturity securities, fair value of $5,409 and $5,214	5,248	5,217
Loans held for sale	1,392	513
Loans, net of allowance for credit losses of $52,756 and $43,267	4,145,424	3,457,549
Other real estate owned, net	5,388	4,773
Premises and equipment, net	136,720	117,132
Bank-owned life insurance	148,301	133,032
Federal Reserve Bank and Federal Home Loan Bank stock	34,053	27,875
Interest receivable	33,322	28,913
Goodwill	82,101	53,101
Core deposit intangibles, net	21,634	14,969
Other	120,629	100,771
Total assets	$ 6,373,172	$ 5,332,047
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Demand	$ 1,148,409	$ 954,065
Total non-interest-bearing deposits	1,148,409	954,065
Demand, savings and money market	3,004,987	2,684,197
Time	984,868	736,527
Total interest-bearing deposits	3,989,855	3,420,724
Total deposits	5,138,264	4,374,789
Federal funds purchased and retail repurchase agreements	39,864	37,246
Federal Home Loan Bank advances	300,000	178,073
Subordinated debt	98,145	97,477
Contractual obligations	10,208	12,067
Interest payable and other liabilities	54,637	39,477
Total liabilities	5,641,118	4,739,129
Commitments and contingent liabilities, see Notes 20 and 21		
Stockholders' equity, see Note 12		
Common stock	249	230
Additional paid-in capital	664,906	584,424
Retained earnings	205,328	194,920
Accumulated other comprehensive income (loss)	7,032	(55,181)
Treasury stock	(145,461)	(131,475)
Total stockholders' equity	732,054	592,918
Total liabilities and stockholders' equity	$ 6,373,172	$ 5,332,047

See accompanying notes to consolidated financial statements.

EQUITY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2025, 2024, and 2023
(Dollar amounts in thousands, except per share data)

	2025	2024	2023
Interest and dividend income			
Loans, including fees	$ 277,138	$ 245,815	$ 211,213
Securities, taxable	38,801	39,091	23,873
Securities, nontaxable	1,221	1,579	1,960
Federal funds sold and other	13,675	10,358	9,666
Total interest and dividend income	330,835	296,843	246,712
Interest expense			
Deposits	88,455	90,409	70,473
Federal funds purchased and retail repurchase agreements	936	1,151	931
Federal Home Loan Bank advances	8,208	10,180	3,944
Federal Reserve Bank borrowings	—	1,361	4,755
Subordinated debt	7,155	7,580	7,591
Total interest expense	104,754	110,681	87,694
Net interest income	226,081	186,162	159,018
Provision (reversal) for credit losses	8,953	2,546	1,873
Net interest income after provision (reversal) for credit losses	217,128	183,616	157,145
Non-interest income			
Service charges and fees	9,321	9,830	10,187
Debit card income	11,414	10,246	10,322
Mortgage banking	567	861	652
Increase in value of bank-owned life insurance	7,717	4,966	4,059
Net gain on acquisition and branch sales	—	2,131	—
Net gain (loss) from securities transactions	(53,174)	220	(51,909)
Other	8,127	10,568	7,560
Total non-interest income	(16,028)	38,822	(19,129)
Non-interest expense			
Salaries and employee benefits	84,786	72,786	64,384
Net occupancy and equipment	15,801	14,371	12,325
Data processing	20,279	20,004	17,433
Professional fees	6,467	6,503	5,754
Advertising and business development	5,228	5,366	5,425
Telecommunications	2,462	2,501	1,963
FDIC insurance	2,579	2,483	2,195
Courier and postage	3,235	2,599	2,046
Free nationwide ATM cost	2,204	2,127	2,073
Amortization of core deposit intangibles	4,503	4,289	3,374
Loan expense	890	601	540
Other real estate owned and repossessed assets, net	1,029	(7,525)	617
Loss on debt extinguishment	1,361	—	—
Merger expenses	8,065	4,461	297
Other	15,831	13,591	17,175
Total non-interest expense	174,720	144,157	135,601
Income (loss) before income tax	26,380	78,281	2,415
Provision (benefit) for income taxes	3,654	15,660	(5,406)
Net income (loss) and net income (loss) allocable to common stockholders	$ 22,726	$ 62,621	$ 7,821
Basic earnings (loss) per share	$ 1.24	$ 4.04	$ 0.50
Diluted earnings (loss) per share	$ 1.23	$ 4.00	$ 0.50

See accompanying notes to consolidated financial statements.

EQUITY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2025, 2024, and 2023
(Dollar amounts in thousands, except per share data)

		2025		**2024**		**2023**
Net income (loss)	$	22,726	$	62,621	$	7,821
Other comprehensive income (loss):						
Unrealized holding gains (losses) arising during the period on available-for-sale securities		29,603		2,483		18,468
Reclassification for net securities (gains) losses included in net income		53,292		267		52,013
Unrealized holding gains (losses) arising during the period on cash flow hedges		(853)		1,234		3,702
Total other comprehensive income (loss)		82,042		3,984		74,183
Tax effect		(19,829)		(1,245)		(18,592)
Other comprehensive income (loss), net of tax		62,213		2,739		55,591
Comprehensive income (loss)	$	84,939	$	65,360	$	63,412

See accompanying notes to consolidated financial statements.

EQUITY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 31, 2025, 2024, and 2023
(Dollar amounts in thousands, except share and per share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
	Shares Outstanding	Amount					
Balance at December 31, 2022	15,930,112	$ 205	$ 484,989	$ 140,095	$ (113,511)	$ (101,720)	$ 410,058
Net income	—	—	—	7,821	—	—	7,821
Other comprehensive income/(loss), net of tax effects	—	—	—	—	55,591	—	55,591
Cash dividends - common stock, $0.44 per share	—	—	—	(6,819)	—	—	(6,819)
Dividend equivalents - restricted stock units, $0.44 per share	—	—	—	(91)	—	—	(91)
Stock-based compensation, see Note 17	—	—	3,213	—	—	—	3,213
Common stock issued upon exercise of stock options	12,829	—	203	—	—	—	203
Common stock issued under stock-based incentive plans	137,820	2	(2)	—	—	—	—
Common stock issued under employee stock purchase plan	32,056	—	784	—	—	—	784
Treasury stock purchases	(669,166)	—	—	—	—	(17,900)	(17,900)
Balance at December 31, 2023	15,443,651	$ 207	$ 489,187	$ 141,006	$ (57,920)	$ (119,620)	$ 452,860
Net income (loss)	—	—	—	62,621	—	—	62,621
Other comprehensive income/(loss), net of tax effects	—	—	—	—	2,739	—	2,739
Cash dividends - common stock, $0.54 per share	—	—	—	(8,575)	—	—	(8,575)
Dividend equivalents - restricted stock units and restricted stock awards, $0.54 per share	—	—	—	(132)	—	—	(132)
Stock-based compensation, see Note 17	—	—	4,048	—	—	—	4,048
Common stock issued upon exercise of stock options	147,777	1	3,505	—	—	—	3,506
Common stock issued under stock-based incentive plan	102,066	1	(1)	—	—	—	—
Common stock issued under employee stock purchase plan	29,465	—	726	—	—	—	726
Common stock issued with private placement, net of offering costs	2,067,240	21	86,959	—	—	—	86,980
Treasury stock purchases	(362,573)	—	—	—	—	(11,855)	(11,855)
Balance at December 31, 2024	17,427,626	$ 230	$ 584,424	$ 194,920	$ (55,181)	$ (131,475)	$ 592,918
Net income (loss)	—	—	—	22,726	—	—	22,726
Other comprehensive income/(loss), net of tax effects	—	—	—	—	62,213	—	62,213
Cash dividends - common stock, $0.66 per share	—	—	—	(12,114)	—	—	(12,114)
Dividend equivalents - restricted stock units and restricted stock awards, $0.66 per share	—	—	—	(204)	—	—	(204)
Stock-based compensation, see Note 17	—	—	5,635	—	—	—	5,635
Common stock issued upon exercise of stock options	12,471	—	316	—	—	—	316
Common stock issued under stock-based incentive plan	112,614	1	(1)	—	—	—	—
Common stock issued under employee stock purchase plan	26,861	—	882	—	—	—	882
Common stock issued with private placement, net of offering costs	—	—	(73)	—	—	—	(73)
Common stock issued in connection with the acquisition of NBC Corp, of Oklahoma.	1,729,783	18	73,723	—	—	—	73,741
Treasury stock purchases	(355,570)	—	—	—	—	(13,986)	(13,986)
Balance at December 31, 2025	18,953,785	$ 249	$ 664,906	$ 205,328	$ 7,032	$ (145,461)	$ 732,054

See accompanying notes to consolidated financial statements.

EQUITY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years ended December 31, 2025, 2024, and 2023
(Dollar amounts in thousands, except per share data)

	2025	2024	2023
Cash flows from operating activities			
Net income (loss)	$ 22,726	$ 62,621	$ 7,821
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Stock-based compensation	5,635	4,048	3,213
Depreciation	6,080	5,377	4,516
Amortization of operating lease right-of-use asset	491	475	604
Amortization of cloud computing implementation costs	82	138	188
Provision (reversal) for credit losses	8,953	2,546	1,873
Net amortization (accretion) of purchase valuation adjustments	(6,743)	(1,997)	(618)
Amortization (accretion) of premiums and discounts on securities	(4,360)	(2,480)	4,041
Amortization of intangible assets	4,783	4,408	3,518
Deferred income taxes	(5,105)	796	(2,435)
Federal Home Loan Bank stock dividends	(1,037)	(1,082)	(594)
Loss (gain) on sales and valuation adjustments on other real estate owned	612	(7,906)	218
Net loss (gain) on sales and settlements of securities	53,293	267	52,013
Change in unrealized (gains) losses on equity securities	(1)	(487)	(104)
Loss (gain) on disposal of premises and equipment	76	(66)	(103)
Loss (gain) on lease termination	3	—	173
Loss (gain) on sales of foreclosed assets	(49)	95	58
Loss on debt extinguishment	1,361	—	—
Loss (gain) on sales of loans	(454)	54	(472)
Originations of loans held for sale	(25,003)	(34,506)	(24,964)
Proceeds from the sale of loans held for sale	24,578	37,441	24,967
Increase in the value of bank-owned life insurance	(7,717)	(4,966)	(4,059)
Change in fair value of derivatives recognized in earnings	176	(95)	522
Gain on acquisition and branch sales	—	(2,131)	—
Payments on operating lease payable	(615)	(612)	(915)
Net change in:			
Interest receivable	2,520	(614)	(4,867)
Other assets	(17,908)	11,224	6,166
Interest payable and other liabilities	(11,012)	1,297	5,767
Net cash provided by operating activities	51,365	73,845	76,527
Cash flows (to) from investing activities			
Purchases of available-for-sale securities	(795,532)	(183,909)	(510,224)
Purchases of held-to-maturity securities	—	(3,188)	(275)
Proceeds from sales, calls, pay-downs and maturities of available-for-sale securities	819,902	288,344	789,390
Proceeds from calls, pay-downs and maturities of held-to-maturity securities	27	226	17
Net change in interest-bearing time deposits	(9)	—	—
Net change in loans	30,537	16,236	(23,715)
Purchase of government guaranteed loans	(61,987)	(49,086)	(1,235)
Capitalized construction cost of other real estate owned	—	—	(562)
Purchase of premises and equipment	(13,253)	(8,493)	(15,575)
Proceeds from sale of premises and equipment	448	706	163
Proceeds from sale of foreclosed assets	5,639	928	110
Net redemptions (purchases) of Federal Home Loan Bank and Federal Reserve Bank stock	(4,483)	(5,863)	1,681
Net redemptions (purchases) of correspondent and miscellaneous other stock	(814)	(543)	(11,855)
Proceeds from sale of other real estate owned	1,704	9,397	1,874
Purchase of bank-owned life insurance	—	(60,000)	—
Proceeds from bank-owned life insurance death benefits and policy surrenders	4,308	56,799	2,376
Net cash (paid) received from acquisition of NBC Corp. of Oklahoma	150,431	—	—
Net cash (paid) received from acquisition of Rockhold	—	60,914	—
Net cash (paid) received from acquisition of KansasLand bank	—	1,261	—

Net cash (used in) provided by investing activities	136,918	123,729	232,170
Cash flows (to) from financing activities			
Net increase (decrease) in deposits	(42,850)	(163,038)	(96,436)
Net change in federal funds purchased and retail repurchase agreements	(1,924)	(15,934)	(2,896)
Net borrowings (repayments) on Federal Home Loan Bank line of credit	121,927	72,024	(138,864)
Proceeds from Federal Home Loan Bank term advances	1,196,466	1,200,000	1,366,091
Principal repayments on Federal Home Loan Bank term advances	(1,200,000)	(1,201,000)	(1,266,091)
Proceeds from Federal Reserve Bank borrowings	3,000	1,000	141,000
Principal payments on Federal Reserve Bank borrowings	(3,000)	(141,000)	(1,000)
Principal payments on bank stock loan	—	(691)	—
Proceeds from issuance of common stock, net	(73)	86,980	—
Proceeds from exercise of employee stock options	316	3,506	203
Proceeds from employee stock purchase plan	882	726	784
Proceeds from subordinated debt	75,000	—	—
Debt issue cost	(1,195)	—	—
Principal payments on subordinated debt	(75,000)	—	—
Purchase of treasury stock	(13,986)	(11,859)	(17,900)
Net change in contractual obligations	(12,359)	(15,748)	(12,303)
Dividends paid on common stock	(11,417)	(7,892)	(6,614)
Net cash provided by (used in) financing activities	35,787	(192,926)	(34,026)
Net change in cash and cash equivalents	224,070	4,648	274,671
Cash and cash equivalents, beginning of period	383,747	379,099	104,428
Ending cash and cash equivalents	$ 607,817	$ 383,747	$ 379,099
Supplemental cash flow information:			
Interest paid	$ 100,278	$ 116,193	$ 80,807
Income taxes paid, net of refunds	(11,326)	6,195	3,467
Supplemental noncash disclosures:			
Other real estate owned acquired in settlement of loans	3,032	2,656	1,086
Other real estate owned transferred from premises and equipment	—	1,822	—
Other repossessed assets acquired in settlement of loans	1,357	5,454	505
Operating leases recognized	1,200	784	690
Purchase of investments in tax credit structures and resulting contractual obligations	10,500	8,500	16,400
Total fair value of assets acquired in purchase of Rockhold, net of cash	—	301,018	—
Total fair value of liabilities assumed in purchase of Rockhold	—	360,632	—
Total fair value of assets acquired in purchase of KansasLand , net of cash	—	50,572	—
Total fair value of liabilities assumed in purchase of KansasLand	—	51,002	—
Total fair value of assets acquired in purchase of NBC Corp. of Oklahoma , net of cash	729,674	—	—
Total fair value of liabilities assumed in purchase of NBC Corp. of Oklahoma	835,364	—	—

See accompanying notes to consolidated financial statements.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Equity Bancshares, Inc. is a financial holding company, whose principal activity is the ownership and management of its wholly-owned subsidiaries, Equity Bank ("Equity Bank"), EBAC, LLC. ("EBAC") and Equity Risk Management, Inc. ("ERMI"). ERMI provides property and casualty insurance coverage to Equity Bancshares and Equity Bank and reinsurance to other third party insurance captives for which insurance may not be currently available or economically feasible in today's insurance marketplace. The wholly-owned subsidiaries of Equity Bank are comprised of SA Holdings, Inc. ("SA Holdings"), SA Property LLC ("SA Property"), and EQBK Investments, LLC. ("EQBK Investments"). SA Holdings and SA Property were established for the purpose of holding and selling other real estate owned. EQBK Investments was established for the purpose to hold Equity Bank's investment in a real estate investment trust. These entities are collectively referred to as the "Company". All significant intercompany accounts and transactions have been eliminated in consolidation.

Equity Bank is a Kansas state-chartered bank and member of the Federal Reserve (state Fed member bank jointly supervised by both the Federal Reserve Bank of Kansas City and the Office of the Kansas State Bank Commissioner).

The Company is primarily engaged in providing a full range of banking, mortgage banking and financial services to individual and corporate customers generally in Arkansas, Kansas, Missouri and Oklahoma. Equity Bank competes with a variety of other financial institutions including large regional banks, community banks and thrifts as well as credit unions and other non-traditional lenders.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided and actual results could differ.

Cash Equivalents: Cash and cash equivalents include cash, deposits with other financial institutions with original maturities less than 90 days and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions, federal funds purchased, retail repurchase agreements, Federal Home Loan Bank advances and contractual obligations.

Securities: Securities are classified as held-to-maturity when management has the positive intent and ability to hold them to maturity. Securities are classified as available-for-sale when they might be sold before maturity. Held-to-maturity securities are carried at amortized cost while available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on mortgage-backed securities are amortized using the level-yield method over the estimated cash flows of the securities. This method requires retrospective adjustment of the effective yield each time a payment is received, or changes occur in the estimated remaining cash flows, which adjusts life-to-date amortization. Premiums and discounts on other investments are amortized using the level-yield method to contractual maturity or first call date, if purchased at a premium.

Allowance for Credit Losses - Securities: The allowance for credit losses "ACL" on held-to-maturity securities is determined on a collective basis by major security type and portfolio. Losses are charged against the allowance for credit losses when the Company determines the held-to-maturity security is uncollectible. The Company does not estimate credit losses on held-to-maturity security accrued interest receivable.

For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or is more likely than not will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, the current interest rate environment, changes to rating of the security or security issuer, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected was less than the amortized cost basis, a credit loss existed and an allowance for credit losses would be recorded for the credit loss, which is limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Changes in the allowance for credit losses are recorded as provision for or reversal of credit loss expense. Losses are charged against the allowance for credit losses when the Company determines the available-for-sale security is uncollectible or when either of the criteria regarding intent or requirement to sell is met. The Company does not estimate credit losses on available-for-sale security accrued interest receivable.

Equity Investments with Readily determinable Fair Value: Equity investments with a readily determinable fair value are measured at fair value with changes in fair value recognized in net income.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Mortgage loans held for sale are sold with servicing rights released. Gains or losses on loans held for sale are recognized upon completion of the sale and based on the difference between the net sales proceeds and the carrying value of the sold loan.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of previous charge-offs and an allowance for credit losses, and for purchased loans, net of unamortized purchase premiums and discounts. Interest income is accrued on the unpaid principal balance.

Non-accrual Loans: Generally, loans are designated as non-accrual when either principal or interest payments are 90 days or more past due based on contractual terms unless the loan is well secured and in the process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful. When a loan is placed on non-accrual status, unpaid interest credited to income is reversed against income. Future interest income may be recorded on a cash basis after recovery of principal is reasonably assured. Non-accrual loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Purchased Credit Deteriorated ("PCD") Loans: The Company has purchased loans, some of which have experienced more than insignificant credit deterioration since origination. The following indicators are used by management to determine if a loan will be classified as a PCD loan: (1) the loan has had previous charge-offs; (2) the loan was accounted for as non-accrual by the selling entity; (3) the loan was accounted for as a modification to a borrower experiencing financial difficulty by the selling entity; (4) the loan was previously or currently reported as classified for regulatory reporting; (5) the loan shows significant cash flow or collateral deterioration since origination; (6) the loan has a pattern of late or delinquent payments; (7) consumer loans to borrowers that have had a significant negative change in credit score; (8) loans in a geographic area that has suffered negative economic conditions; (9) borrowers that have difficulty complying with realistic loan or collateral covenants; and (10) borrower distress evidenced by deferral requests and/or loan modifications. PCD loans are recorded at the amount paid. An allowance for credit losses is determined using the same methodology as other loans held for investment. If the initial allowance for credit losses is determined on a collective basis it is allocated to individual loans. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through credit loss expense.

Allowance for Credit Losses:

Allowance for Credit Losses: Management assesses the adequacy of the allowance on a quarterly basis. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The level of the allowance is based upon management's evaluation of historical default and loss experience, current and projected economic conditions, asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay a loan (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, industry and peer bank loan quality indications and other pertinent factors, including regulatory recommendations. The level of the allowance for credit losses maintained by management is believed adequate to absorb all expected future losses inherent in the loan portfolio at the balance sheet date. The allowance is adjusted through provision for credit losses and charge-offs, net of recoveries of amounts previously charged off.

The allowance for credit losses is measured on a collective basis for pools of loans with similar risk characteristics. The Company has identified the following pools of financial assets with similar risk characteristics for measuring expected credit losses.

- Commercial real estate mortgage loans – Owner occupied commercial real estate mortgage loans are secured by commercial office buildings, industrial buildings, warehouses or retail buildings where the owner of the building occupies the property. For such loans, repayment is largely dependent upon the operation of the borrower's business.

- Commercial and industrial loans – Commercial and industrial loans include loans to business enterprises issued for commercial, industrial and/or other professional purposes. These loans are generally secured by equipment, inventory and accounts receivable of the borrower and repayment is primarily dependent on business cash flows.

- Residential real estate mortgage loans – Residential real estate mortgage consists primarily of loans secured by 1-4 family residential properties, including home equity lines of credit. Repayment is primarily dependent on the personal cash flow of the borrower.

- Agricultural real estate loans – Agricultural real estate loans are secured by real estate related to farmland and are affected by the value of farmland. Generally, the borrower's ability to repay is based on the value of farmland and cash flows from farming operations.

- Agricultural production loans – Agricultural production loans are primarily operating lines subject to annual farming revenues, including productivity and yield of farm products and market pricing at the time of sale.

- Consumer – Consumer loans include all loans issued to individuals not included in the categories above. Examples of consumer and other loans are automobile loans, consumer credit cards and loans to finance education, among others. Many consumer loans are unsecured. Repayment is primarily dependent on the personal cash flow of the borrower.

The Company primarily utilizes a probability of default ("PD") and loss given default ("LGD") modeling approach for historical loss coupled with a macroeconomic factor analysis derived from a statistical regression of loss experience correlated to changes in economic factors for all commercial banks operating within our geographical footprint. The macroeconomic regression is based on a multivariate approach and includes key indicators that provide the highest cumulative adjusted R-square figure. Economic factors include, but are not limited to, national unemployment, gross domestic product, market interest rates and property pricing indices. To arrive at the most predictive calculation, a lag factor was applied to these inputs, resulting in current and historic economic inputs driving the projection of loss over our reasonable, supportable forecast period which management has defined as 12 to 24 months for all portfolio segments. Following the reasonable and supportable forecast period loss experience immediately reverts to the longer run historical loss experience of the Company. The resultant loss rates are applied to the estimated future exposure at default ("EAD"), as determined based on contractual amortization terms through an average default month and estimated prepayment experience in arriving at the quantitative reserve within our allowance for credit losses.

The estimated loan losses for all loan segments are adjusted for changes in qualitative factors not inherently considered in the quantitative analyses. The qualitative categories and the measurements used to quantify the risks within each of these categories are subjectively selected by management but measured by objective measurements period over period. The data for each measurement may be obtained from internal or external sources. The current period measurements are evaluated and assigned a factor commensurate with the current level of risk relative to past measurements over time. The resulting qualitative adjustments are applied to the relevant collectively evaluated loan portfolios. These adjustments are based upon quarterly trend assessments in projected economic sentiment, portfolio concentrations, policy exceptions, personnel retention, independent loan review results, collateral considerations, risk ratings and competition. The qualitative allowance allocation, as determined by the processes noted above, is increased or decreased for each loan segment based on the assessment of these various qualitative factors. Due to the inclusion of a lag factor in our quantitative economic analysis discussed above, the allowance for credit losses at the reporting date, is heavily influenced by the qualitative economic factor considered by management to be reflective of risk associated with the continued market disruption caused by elevated inflationary levels, supply chain issues and the impact of monetary policy on consumers and businesses.

Loans that do not share similar risk characteristics with the collectively evaluated pools are evaluated on an individual basis and are excluded from the collectively evaluated loan pools. Such loans are evaluated for credit losses based on either discounted cash flows or the fair value of collateral. When management determines that foreclosure is probable, expected credit losses are based on the fair value of the collateral, less selling costs. For loans for which foreclosure is not probable, but for which repayment is expected to be provided substantially through the operation or sale of the collateral, the Company has elected the practical expedient under ASC 326 to estimate expected credit losses based on the fair value of collateral, with selling costs considered in the event sale of the collateral is expected.

In assessing the adequacy of the allowance for credit losses, the Company considers the results of the Company's ongoing, independent loan review process. The Company undertakes this process both to ascertain those loans in the portfolio with elevated credit risk and to assist in its overall evaluation of the risk characteristics of the entire loan portfolio. Its loan review process includes the judgment of management, independent internal loan reviewers and reviews that may have been conducted by third-party reviewers including regulatory examiners. The Company incorporates relevant loan review results when determining the allowance.

In accordance with CECL, losses are estimated over the remaining contractual terms of loans, adjusted for estimated prepayments. The contractual term excludes expected extensions, renewals and modifications unless such extensions, renewals or modifications are included in the original loan agreement and are not unconditionally cancellable by the Company. Credit losses are estimated on the amortized cost basis of loans, which includes the principal balance outstanding, purchase discounts and premiums and loan fees and costs. Accrued interest receivable, as allowed under ASU 2016-13, is excluded from the credit loss estimate. In addition, accrued interest receivable is presented separately on the balance sheets and is excluded from the tabular loan disclosures in Note 4.

The Company's policies and procedures used to estimate the allowance for credit losses, as well as the resultant provision for credit losses charged to income, are considered adequate by management and are reviewed periodically by model validators, internal audit and regulators they are inherently approximate estimates and imprecise. There are factors beyond the Company's control, such as changes in projected economic conditions, real estate markets or particular industry conditions which may materially impact asset quality and the adequacy of the allowance for credit losses and thus the resulting provision for credit losses.

Allowance for Credit Losses – Off-Balance-Sheet Credit Exposures

The Company estimates expected credit losses over the contractual term of obligations to extend credit, unless the obligation is unconditionally cancellable. The allowance for off-balance-sheet exposures is adjusted through other non-interest expense. The estimates are determined based on the likelihood of funding during the contractual term and an estimate of credit losses subsequent to funding. Estimated credit losses on subsequently funded balances are based on the same assumptions used to estimate credit losses on existing funded loans.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Bank-Owned Life Insurance: The Company maintains insurance policies on certain key executives as well as policies from acquired institutions. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. In some cases, the Company has entered into agreements with the insured which would require it to make one-time payments to the insured's beneficiaries if certain conditions exist at the time of death.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated cost to sell when acquired, thereby establishing a new cost basis. Generally, collateral properties are recorded as other real estate owned when the Company takes physical possession. Physical possession of residential real estate collateral occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Other real estate owned properties are subsequently accounted for at the lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Depreciation is an estimate and is charged to expense using the straight-line method over the estimated useful lives of the respective assets. The useful lives buildings and related components are estimated to be 39 years. The useful lives of furniture, fixtures and equipment are estimated to be 4 to 7 years. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Property held for sale is carried at the lower of cost or fair value.

Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Lease Obligation. The Company evaluates contracts that convey the right to control the use of identified property, plant or equipment for a period of time for consideration to determine if they are lease obligations. The Company evaluates each lease component to determine if the lease qualifies as a financing lease or as an operating lease. Leases that meet any of the following criteria are considered financing leases: (1) the lease transfers ownership of the underlying asset by the end of the lease term; (2) the lease grants the Company an option to purchase the underlying asset that the Company is reasonably certain to exercise; (3) the lease term is the major part of the remaining economic life of the underlying asset; (4) the present value of the sum of the lease payments and any residual value guaranteed by the Company that is not already reflected in lease payments equals or exceeds substantially all of the fair value of the underlying asset; or (5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. If none of the financing lease criteria are met, the lease is considered an operating lease.

The Company evaluates each lease to determine the lease term which will be used based on the type and use of the leased equipment and future expected changes in operations. The resulting lease term will consist of the non-cancellable period for which the Company has the right to use the underlying asset plus (1) periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option; (2) periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option; and (3) periods covered by an option to extend the lease in which exercise of the option is controlled by the lessor. The Company has certain leases that contain options to extend the lease and contain options for changes in lease payments which are evaluated by the Company to determine the recorded values for right-of-use assets and lease liability.

Lease payments that are contractually known at lease inception are used by the Company for calculating the right-of-use asset and lease liability. Lease payments that vary because of facts or circumstances after the commencement date of the lease from other than passage of time are treated as variable lease payments and are recorded to lease expense in the period in which the obligation for the payments are incurred by the Company. Variable lease payments are not part of the lease payments for determining the right-of-use asset or the lease liability at the lease commencement date.

The discount rate to initially determine the present value of the lease payments is based on the information available at the lease commencement date and is either the rate implicit in the lease or the Company's incremental borrowing rate. If the rate implicit in the lease is known or determinable, that rate shall be used. If that rate is not known, the Company's incremental borrowing rate shall be used.

Operating lease right-of-use assets and lease obligations are accounted for subsequent to initial recording by amortizing the right-of-use asset over the lease term on a straight-line method while the lease obligation is increased by the accrual of interest and decreased by subsequent lease payments. Operating lease right-of-use asset amortization and lease obligation interest are reported in non-interest expense in the Consolidated Statements of Income. Operating lease payments and variable lease payments are reflected within cash flows from operating activities in the Consolidated Statement of Cash Flows.

Financing lease right-of-use assets and lease obligations are accounted for subsequent to initial recording by amortizing the right-of-use asset similar to owned assets over the lesser of the lease term or economic life of the asset if the lease transfers ownership of the leased asset while the lease obligation is increased by the accrual of interest and decreased by subsequent lease payments. Financing lease right-of-use asset amortization is reported in non-interest expense, similar to other owned assets, and lease obligation interest accruals are reported in interest expense in the Consolidated Statements of Income. Financing lease obligation principal payments are reflected within cash flows from financing activities and interest payments and variable lease payments are reflected with the cash flows from operating activities in the Consolidated Statements of Cash Flows.

The Company evaluates lease modifications and will consider the modification a new contract if the modification grants the lessee an additional right of use not included in the original lease and the lease payments increase commensurate with the stand-alone price for the additional right-of-use asset. The Company will reallocate the remaining consideration in the contract and remeasure the lease liability using a discount rate for the lease determined at the effective date of the lease modification if the contract modification does any of the following: (1) grants the Company an additional right of use that was not included in the original contract; (2) extends or reduces the term of an existing lease; (3) fully or partially terminates an existing lease; or (4) changes the consideration in the contract only. The Company will recognize the remeasurement of the lease liability for the modification as an adjustment of the right-of-use asset when the contract modification grants additional right-of-use-assets, extends or reduces the term of the lease or changes the consideration of the lease contract. In the case of full or partial termination of the lease, the Company will decrease the carrying amount of the right-of-use-asset on a proportionate basis to the reduction in the lease liability with a gain or loss recognized for the difference between the lease liability adjustment and right of use asset adjustment.

If the Company modifies an operating lease, where the Company is the lessor, and the modification is not accounted for as a separate contract, the Company will account for the modification as if it were a termination of the existing lease and the creation of a new lease that commences on the effective date of the modification as follows:

- If the modified lease is classified as an operating lease, the Company will consider any prepaid or accrued lease rentals relating to the original lease as part of the lease payments for the modified lease.

- If the modified lease is classified as a direct financing lease or a sales-type lease, the Company will derecognize any deferred rent liability or accrued rent asset and adjust the selling profit or loss.

If the Company modifies a direct financing lease, where the Company is the lessor, and the modification is not accounted for as a separate contract, the Company will account for the modified lease as follows:

- If the modified lease is classified as a direct financing lease, the Company will adjust the discount rate for the modified lease, so the initial net investment equals the carrying amount of the original lease at the modification effective date.

- If the modified lease is classified as a sales-type lease, the Company shall determine the selling profit/loss on commencement date of the modified lease as the difference between the fair value of the underlying asset and net investment in the original lease prior to modification.

- If the modified lease is classified as an operating lease, the carrying amount of the underlying asset shall equal the net investment in the original lease immediately before the effective date of the modification.

- If the Company modifies a sales-type lease, where the Company is the lessor, and the modification is not accounted for as a separate contract, the Company will account for the modified lease as follows:

- If the modified lease is classified as a direct financing lease, the Company will adjust the discount rate for the modified lease, so the initial net investment of the modified lease equals the carrying amount of the original lease at the modification effective date.

- If the modified lease is classified as a direct financing lease, the Company will adjust the discount rate for the modified lease, so the initial net investment equals the carrying amount of the original lease at the modification effective date.

Federal Reserve Bank and Federal Home Loan Bank Stock: Federal Reserve Bank ("FRB") and Federal Home Loan Bank ("FHLB") stocks are required investments for institutions that are members of the FRB and FHLB systems. FRB and FHLB stocks are carried at cost, considered restricted securities and are periodically evaluated for impairment based on the ultimate recovery of par value. Both cash and stock dividends are reported as income.

Goodwill and Core Deposit Intangibles: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Core deposit intangibles are acquired customer relationships arising from whole bank and branch acquisitions. Core deposit intangibles are initially measured at fair value and then amortized over their estimated useful lives using an accelerated method. The useful lives of the core deposits are estimated to generally be between seven and ten years. Goodwill and core deposit intangibles are assessed at least annually for impairment and any such impairment is recognized and expensed in the period identified. The Company has selected December 31 as the date to perform its annual goodwill impairment test. Goodwill is the only intangible asset with an indefinite useful life.

Naming Rights: Naming rights results from arrangements with third-party entities that are a part of the Company's market communities. Payments made for naming rights are capitalized when they provide a future economic benefit and are amortized on a straight-line basis over the contractual term of the related agreement. Naming rights of $5,703 and $957 were included in other assets on the balance sheet for the years ended 2025 and 2024.

Credit Related Financial Instruments: Credit related financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Derivatives: The Company is exposed to interest rate risk primarily from the effect of interest rate changes on its interest-earning assets and its sources of funding these assets. The Company will periodically enter into interest rate swaps or interest rate caps/floors to manage certain interest rate risk exposure.

An interest rate swap is an agreement between two entities to exchange cash flows in the future. The agreement sets the dates on which the cash flows will be paid and the manner in which the cash flows will be calculated. Typically, an interest rate swap transaction is used as an exchange of cash flows based on a fixed rate for cash flows based on a variable rate.

In an interest rate cap agreement, a cash flow is generated if the price or interest rate of an underlying variable rises above a certain threshold price or interest rate. In an interest rate floor agreement, a cash flow is generated if the price or interest rate of an underlying variable falls below a certain threshold price or interest rate. Caps and floors are designed as protection against the interest rate on a variable rate asset or liability rising above or falling below a certain level.

At the inception of a derivative contract, the Company designates the derivatives as one of three types. These three types are: (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"); (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (3) an instrument with no hedging designation ("stand-alone derivative").

The Company presents gains/(losses) on derivatives and hedging activities for qualifying hedges in the following manner. For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item and net interest settlements, are recognized in net interest income in the same line as the earnings effect of the hedged item. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings as non-interest income.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged unless the derivative meets the criteria to be a financing derivative. All derivatives are recognized in the consolidated balance sheet at their fair values and are reported as either derivative assets or derivative liabilities net of accrued net settlements and collateral, if any. The individual derivative amounts are netted by counterparty when the netting requirements have been met. If these netted values are positive, they are classified as an asset and, if negative, they are classified as a liability.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, at least quarterly, whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm or treatment of the derivative as a hedge is no longer appropriate or intended.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as non-interest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that are accumulated in other comprehensive income are amortized into earnings over the same periods which the hedged transactions will affect earnings.

The Company has historically entered into interest rate cap derivatives to assist with interest rate risk management. These derivatives are not designated as hedging instruments but rather as stand-alone derivatives. The fair values of stand-alone derivatives are included in other assets and other liabilities. Changes in fair value of stand-alone derivatives are recorded through earnings as non-interest income.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities and are computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position will be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is more likely than not to be realized on examination. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. During the tax year ended December 31, 2024, a Corporate Application for Tentative Refund was filed to carry back excess general business credits from 2023 to 2020, 2021 and 2022 tax years resulting in related interest income net of federal tax expense of $631 which was recorded to income tax expense as a benefit for 2025. There were no material amounts to report for interest or penalties incurred in 2024 or 2023.

Earnings Per Common Share: Net income, less dividends and discount accretion on preferred stock, equals net income allocable to common stockholders. Basic earnings per common share is net income allocable to common stockholders divided by the weighted average number of common shares and vested restricted stock units outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares of unexercised stock options, unvested restricted stock units, and pending employee stock purchase plan shares at period end.

Share-Based Payments: The Company has share-based payments which are described more fully in a subsequent note. Compensation expense associated with the stock option plan is based on the fair value of the options at the grant date. This compensation is expensed over the periods during which the options vest. Options vest based on the passage of time or the achievement of performance targets, depending on the structure of the related grant.

Compensation expense associated with restricted stock units and restricted stock agreements is based on the fair value of the units at the grant date. This compensation expense is recognized ratably over the service period stipulated in the grant agreement.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale and cash flow hedges.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Additional discussion of loss contingencies at December 31, 2025, is presented in a subsequent note.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.

Dividend Restriction: Banking regulations require maintaining certain capital levels, positive undivided profits and a certain level of net income available to shareholders and may limit the dividends paid by the wholly-owned subsidiaries to the holding company or by the holding company to stockholders.

Fair Value: Fair values of financial instruments, impaired loans, other real estate owned and property held for sale are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, collateral values and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could materially affect the estimates.

Segment Information: As a community-oriented financial institution, substantially all of the Company's operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these banking operations, which constitute the Company's only operating segment for financial reporting purposes.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation. Management determined the items reclassified are immaterial to the consolidated financial statements, taken as a whole, and did not result in a change in equity or net income for years ended December 31, 2025, 2024, and 2023.

Recent Accounting Pronouncements:

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740), Improvements to Income Tax Disclosures*. The amendments in ASU 2023-09 require public business entities on an annual basis to disclose: (1) specific categories in the rate reconciliation; (2) provide additional information for reconciling items that meet a quantitative threshold of five percent of pretax income multiplied by the statutory rate; (3) provide a qualitative description of the state and local jurisdictions that make up a majority of the state and local income tax category; (4) requires the entity to provide an explanation of the nature, effect and underlying causes of the reconciling items disclosed and the judgment used in categorizing the reconciling items; (5) requires that all entities disclose on an annual basis income taxes paid (net of refunds received) disaggregated by federal, state and foreign taxes, and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than five percent of total income taxes paid (net of refunds); (6) requires disclosure of income from continuing operations before income tax expense to be disaggregated between domestic and foreign, and income tax expense disaggregated by federal, state and foreign; and (7) removes the disclosures of estimating the range of reasonably possible change in unrecognized tax benefits balance in the next 12 months and removes the requirement to disclose the cumulative amount of each type of temporary difference when a deferred tax liability is not recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures. The amendments in this update are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis; however, retrospective application is permitted. The Company's financial condition, results of operations and cash flows will not be impacted by this guidance; however, this guidance will impact the Company's financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures*. The amendments in ASU 2024-03, update require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments will require an the Company to disclose employee compensation, depreciation, and intangible amortization included in each relevant expense caption on the face of the income statement. In addition, certain amounts already required to be disclosed under other current GAAP will be disclosed in this disaggregation and a qualitative description of the remaining amounts remaining in each relevant expense caption. The amendments in this update are effective for annual periods beginning after December 15, 2026, and early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis; however, retrospective application is permitted. The Company's financial condition, results of operations and cash flows will not be impacted by this guidance; however, this guidance will impact the Company's financial statement disclosures.

In January 2025, the FASB issued ASU 2025-01, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures - Clarifying the Effective Date*. The amendments in ASU 2025-01, clarify that all public entities should initially adopt the disclosure requirements of ASU 2024-03 in the first annual reporting period beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The transition guidance included in ASU 2024-03 is unchanged by this guidance.

In November 2025, the FASB issued ASU 2025-08, *Financial Instruments — Credit Losses (Topic 326): Purchased Loans*. The amendments in ASU 2025-08, amends the guidance in ASC 326 to expand and clarify the accounting for acquired loans, including "purchased seasoned loans," with the objective of addressing concerns about complexity and potential double counting of expected credit losses in acquisition accounting. ASU 2025-08 requires entities to apply the amendments prospectively to loans acquired on or after the initial application date and does not require retrospective restatement of prior periods. The amendments in this update are effective for annual periods beginning after December 15, 2026, and early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company expects to adopt the provisions of ASU 2025-08 in connection with its acquisition of Frontier Holdings LLC, that took place during 2026 and will apply the guidance prospectively to loans acquired in the transaction and any subsequent acquisitions occurring on or after initial adoption. The Company is currently evaluating the impact that the adoption of ASU 2025-08 will have on its consolidated financial statements and related disclosures. Based on preliminary assessments, the early adoption of the ASU is expected to affect the timing and measurement of expected credit losses for acquired performing loans.

In November 2025, the FASB issued ASU 2025-09, *Derivatives and Hedging (Topic 815), Hedge Accounting Improvements*. The amendments in ASU 2025-09, will cause the guidance in ASC 815 to more closely align hedge accounting with the economics of an entities risk management activities by: (1) allowing aggregating in a group of individual forecasted transaction in a cash flow hedge that have similar risk exposure rather than shared risk exposure; (2) allows the application of cash flow hedge accounting on variable rate debt instruments with contractual terms that permit the borrower to change the interest rate index and interest rate tenor; (3) permits hedge accounting for forecasted purchases and sales of non-financial assets, that meet specific criteria, to apply hedge accounting to eligible components of forecasted sport-market transactions, forward-market transactions and subcomponents of an agreements pricing formula; (4) eliminates the requirement to apply the net written options test to a compound derivative that comprises a swap and a written option designated in a cash flow or fair value hedge of interest rate risk; and (5) eliminates the recognition and presentation mismatch related to a dual hedge strategy, when a foreign currency denominated debt instrument is both designated as the hedge in a net investment hedge and as the hedged item in a fair value hedge of interest rate risk. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. Early adoption is permitted on any date on or after the issuance of this Update. Entities should apply the amendments in this update on a prospective basis for all hedging relationships. The company is currently evaluating the impact of adoption of ASU 2025-09, but does not expect it to have a significant impact on the Company's financial condition, results of operations or cash flows.

In December 2025, the FASB issued ASU 2025-10, *Government Grants (Topic 832), Accounting for Government Grants Received by Business Entities*. The amendments in ASU 2025-10, establish accounting guidance for grants related to assets and grants related to income. A grant related to an asset is a grant or part of a grant that is conditioned on the purchase, construction, or acquisition of an asset. A grant related to income is a grant or part of a grant that reimburses a business entity for operating expenses. This update requires that a government grant received shall not be recognized by a business entity until it is probable that a business entity will comply with the conditions of the grant and the entity meets the recognition guidance for the grant. A grant related to an asset is required to be recognized on the balance sheet using the deferred income approach or as an adjustment to the cost basis, and a grant related to income will be recognized using the deferred income approach. The amendments in this update are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If early adoption is elected in an interim reporting period it must be adopted as of the beginning of the annual reporting period. This update allows the modified prospective approach, modified retrospective approach, or a retrospective approach as allowable transition methods. The company is currently evaluating the impact of adoption of ASU 2025-10, but does not expect it to have a significant impact on the Company's financial condition, results of operations or cash flows.

NOTE 2 – BUSINESS COMBINATIONS

On August 29, 2025 the Company entered into an agreement and plan of reorganization with Frontier Holdings LLC, ("Frontier"). Acquisition-related costs associated with the Frontier transaction during the year ended December 31, 2025 were $730

($577 on an after-tax basis). The Company closed the Frontier acquisition on January 1, 2026 with the core conversion being completed over the weekend starting on February 14, 2026. For additional information see "NOTE 25 – SUBSEQUENT EVENTS"

Acquisition of NBC Corp. of Oklahoma: At close of business on July 2, 2025, the Company acquired 100% of the outstanding common shares of NBC Corp. of Oklahoma ("NBC"). NBC is the parent company of NBC Oklahoma, which has seven branch locations in Oklahoma City, Altus, Kingfisher and Enid, as well as a loan production office in Alva. Results of operations of NBC were included in the Company's results of operations beginning of July 2, 2025. Acquisition-related costs associated with this acquisition were $7,426 ($5,866 on an after-tax basis) and are included in merger expense in the Company's income statement for the year ended December 31, 2025.

Information necessary to recognize the fair value of assets acquired and liabilities assumed is currently still ongoing. The acquisition was an expansion of the Company's current footprint in Oklahoma with the addition of seven branch locations throughout the state.

The following table summarizes the amounts of assets acquired and liabilities assumed by NBC on July 2, 2025.

Fair value of consideration:		
Cash	$	15,267
Common Stock		73,741
	$	89,008
Recognized amounts of identifiable assets acquired and liabilities assumed:		
Cash and due from banks	$	165,698
Interest bearing time deposits in other banks		566
Available-for-sale securities		17,038
Loans		661,513
Premises and equipment		12,939
Bank-owned life insurance		11,860
Core deposit intangible		11,168
Other assets		14,590
Total assets acquired		895,372
Deposits		806,007
Federal funds purchased and retail repurchase agreements		4,542
Federal Home Loan Advances		3,534
Interest payable and other liabilities		21,281
Total liabilities assumed		835,364
Total identifiable net assets		60,008
Goodwill		29,000
	$	89,008

The following tables reconcile the par value of NBC loan portfolio as of the purchase date to the fair value indicated in the table above. For non-purchase credit deteriorated assets, the entire fair value adjustment including both interest and credit related components is recorded as an adjustment to par ("Fair Value Marks") and reflected as an adjustment to the carrying value of that asset within the Consolidated Balance Sheet. Following purchase, an ACL is also established for these non-purchase credit deteriorated assets which is not reflected in this table as it is accounted for outside of the business combination. For purchase-credit deteriorated assets, as required by CECL, the fair value mark is divided between an adjustment to par and an addition to the ACL. The addition to ACL is based on the application of management's CECL methodology to the individual loans.

Non-Purchase Credit Deteriorated Loans	Loan Par Value		Fair Value Marks		Purchase Price	
Commercial real estate	$	324,056	$	(7,624)	$	316,432
Commercial and industrial		189,320		(1,901)		187,419
Residential real estate		26,033		(652)		25,381
Agricultural real estate		37,279		(1,012)		36,267
Agricultural		67,071		(118)		66,953
Consumer		3,761		(25)		3,736
Total non-PCD loans	$	647,520	$	(11,332)	$	636,188

Purchase Credit Deteriorated Loans	Loan Par Value		Discounts from Other Factors Excluding ACL		Credit Marks in ACL		Purchase Price	
Commercial real estate	$	18,305	$	(2,088)	$	(1,857)	$	14,360
Commercial and industrial		2,951		(832)		(212)		1,907
Residential real estate		292		(40)		(25)		227
Agricultural real estate		4,739		(663)		(408)		3,668
Agricultural		6,521		(784)		(574)		5,163
Total PCD loans	$	32,808	$	(4,407)	$	(3,076)	$	25,325

Total Purchased Loans	Purchase Price	
Non-Purchase Credit Deteriorated Loans	$	636,188
Purchase Credit Deteriorated Loans		25,325
Total loans	$	661,513

Assuming the NBC acquisition would have taken place on January 1, 2024, total combined revenue would have been $229,293 for the year ended December 31, 2025, and $224,984 for the year ended December 31, 2024. Net income would have been $17,200 for the year ended December 31, 2025, and $67,082 for the year ended December 31, 2024. The pro forma amounts disclosed exclude merger expense from non-interest expense, which is considered a non-recurring adjustment. Separate revenue and earnings of the former NBC locations are not available following the acquisition.

Acquisition of Bank of Kirksville: At close of business on February 9, 2024, the Company acquired 100% of the outstanding common shares of Rockhold BanCorp ("Rockhold"), the holding company of the Bank of Kirksville ("BOK"), based in Kirksville, Missouri. Results of operations of BOK were included in the Company's results of operations beginning February 10, 2024. Acquisition-related costs associated with this acquisition were $3,420 ($2,597 on an after-tax basis) and are included in merger expense in the Company's income statement for the year ended December 31, 2024. For the year ended December 31, 2025, there were no costs related to this acquisition.

Information necessary to recognize the fair value of assets acquired and liabilities assumed is complete. The acquisition was and expansion to the Company's current footprint in Missouri with the addition of eight branch locations in the Kirksville area.

The following table summarizes the amounts of assets acquired and liabilities assumed by BOK on February 9, 2024.

Fair value of consideration:		
Cash	$	44,304
	$	44,304
Recognized amounts of identifiable assets acquired and liabilities assumed:		
Cash and due from banks	$	105,218
Available-for-sale securities		164,629
Loans		118,131
Premises and equipment		3,473
Core deposit intangibles		11,530
Other assets		3,255
Total assets acquired		406,236
Deposits		349,777
Federal funds purchased and retail repurchase agreements		8,818
Interest payable and other liabilities		2,037
Total liabilities assumed		360,632
Total identifiable net assets		45,604
Bargain purchase gain		(1,300)
	$	44,304

The following tables reconcile the par value of BOK loan portfolio as of the purchase date to the fair value indicated in the table above. For non-purchase credit deteriorated assets, the entire fair value adjustment including both interest and credit related components is recorded as an adjustment to par ("Fair Value Marks") and reflected as an adjustment to the carrying value of that asset within the Consolidated Balance Sheet. Following purchase, an ACL is also established for these non-purchase credit deteriorated assets which is not reflected in this table as it is accounted for outside of the business combination. For purchase-credit deteriorated assets, as required by CECL, the fair value mark is divided between an adjustment to par and an addition to the ACL. The addition to ACL is based on the application of management's CECL methodology to the individual loans.

Non-Purchase Credit Deteriorated Loans	Loan Par Value		Fair Value Marks		Purchase Price	
Commercial real estate	$	1,959	$	(85)	$	1,874
Commercial and industrial		32,300		(578)		31,722
Residential real estate		42,318		(1,182)		41,136
Agricultural		37,641		(949)		36,692
Consumer		1,373		(36)		1,337
Total non-PCD loans	$	115,591	$	(2,830)	$	112,761

Purchase Credit Deteriorated Loans	Loan Par Value		Discounts from Other Factors Excluding ACL		Credit Marks in ACL		Purchase Price	
Commercial and industrial	$	1,366	$	(178)	$	(119)	$	1,069
Residential real estate		2,044		(210)		(183)		1,651
Agricultural		3,316		(472)		(284)		2,560
Consumer		115		(15)		(10)		90
Total PCD loans	$	6,841	$	(875)	$	(596)	$	5,370

Total Purchased Loans	Purchase Price	
Non-Purchase Credit Deteriorated Loans	$	112,761
Purchase Credit Deteriorated Loans		5,370
Total loans	$	118,131

Acquisition of KansasLand Bank: At close of business on July 1, 2024, the Company acquired 100% of the outstanding common shares of KansasLand Bancshares, Inc. ("KansasLand"), the holding company of KansasLand Bank ("KSL"), which has two branch locations in Quinter and Americus, Kansas. Results of operations of KSL were included in the Company's results of operations beginning July 2, 2024. Acquisition-related costs associated with this acquisition were $1,041 ($791 on an after-tax basis) and are included in merger expense in the Company's income statement for the year ended December 31, 2024. Additional acquisition-related costs for this acquisition were recognized in 2025 of $1 and are included in merger expense in the Company's income statement for the year ended December 31, 2025.

Information necessary to recognize the fair value of assets acquired and liabilities assumed is complete. The acquisition was and expansion to the Company's current footprint in Western Kansas with the addition of two branch locations.

The following table summarizes the amounts of assets acquired and liabilities assumed by KSL on July 1, 2024.

Fair value of consideration:		
Cash	$	100
	$	100
Recognized amounts of identifiable assets acquired and liabilities assumed:		
Cash and due from banks	$	1,361
Available-for-sale securities		20,004
Loans		27,926
Premises and equipment		372
Core deposit intangibles		506
Other assets		1,764
Total assets acquired		51,933
Deposits		42,418
Federal funds purchased and retail repurchase agreements		780
Federal Home Loan Bank advances		7,049
Bank Stock Loan		691
Interest payable and other liabilities		64
Total liabilities assumed		51,002
Total identifiable net assets		931
Bargain purchase gain		(831)
	$	100

The following tables reconcile the par value of KSL loan portfolio as of the purchase date to the fair value indicated in the table above. For non-purchase credit deteriorated assets, the entire fair value adjustment including both interest and credit related components is recorded as an adjustment to par ("Fair Value Marks") and reflected as an adjustment to the carrying value of that asset within the Consolidated Balance Sheet. Following purchase, an ACL is also established for these non-purchase credit deteriorated assets which is not reflected in this table as it is accounted for outside of the business combination. For purchase-credit deteriorated assets, as required by CECL, the fair value mark is divided between an adjustment to par and an addition to the ACL. The addition to ACL is based on the application of management's CECL methodology to the individual loans.

Non-Purchase Credit Deteriorated Loans	Loan Par Value		Fair Value Marks		Purchase Price	
Commercial real estate	$	163	$	(14)	$	149
Commercial and industrial		4,549		(258)		4,291
Residential real estate		7,053		(103)		6,950
Agricultural real estate		9,644		(387)		9,257
Agricultural		2,133		(7)		2,126
Consumer		1,524		(6)		1,518
Total non-PCD loans	$	25,066	$	(775)	$	24,291

Purchase Credit Deteriorated Loans	Loan Par Value		Discounts from Other Factors Excluding ACL		Credit Marks in ACL		Purchase Price	
Commercial and industrial		109		(14)		(9)		86
Residential real estate		479		(48)		(43)		388
Agricultural real estate		3,717		(419)		(330)		2,968
Agricultural		244		(29)		(22)		193
Total PCD loans	$	4,549	$	(510)	$	(404)	$	3,635

Total Purchased Loans	Purchase Price	
Non-Purchase Credit Deteriorated Loans	$	24,291
Purchase Credit Deteriorated Loans		3,635
Total loans	$	27,926

Assuming the Rockhold and KansasLand acquisitions would have taken place on January 1, 2023, total combined revenue would have been $226,915 for the year ended December 31, 2024, and $141,078 for the year ended December 31, 2023. Net income would have been $65,077 at December 31, 2024, and $7,518 at December 31, 2023. The pro forma amounts disclosed exclude merger expense from non-interest expense, which is considered a non-recurring adjustment. Separate revenue and earnings of the former Rockhold locations are not available subsequent to the acquisition.

NOTE 3 – INVESTMENTS

The amortized cost and fair value of available-for-sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows.

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Allowance for Credit Losses		Fair Value	
December 31, 2025										
Available-for-sale securities										
U.S. Government-sponsored entities	$	25,960	$	338	$	—	$	—	$	26,298
U.S. Treasury securities		35,134		116		—		—		35,250
Mortgage-backed securities										
Government-sponsored residential mortgage-backed securities		763,827		9,598		(1,280)		—		772,145
Private label residential mortgage-backed securities		4,441		—		(115)		—		4,326
Corporate		92,142		734		(1,078)		—		91,798
Small Business Administration loan pools		80,199		130		(124)		—		80,205
State and political subdivisions		20,767		70		(291)		—		20,546
	$	1,022,470	$	10,986	$	(2,888)	$	—	$	1,030,568
December 31, 2024										
Available-for-sale securities										
U.S. Government-sponsored entities	$	71,173	$	68	$	(6,147)	$	—	$	65,094
U.S. Treasury securities		86,523		118		(78)		—		86,563
Mortgage-backed securities										
Government-sponsored residential mortgage-backed securities		600,558		887		(35,935)		—		565,510
Private label residential mortgage-backed securities		144,971		—		(20,307)		—		124,664
Corporate		61,947		177		(3,472)		—		58,652
Small Business Administration loan pools		30,212		59		(343)		—		29,928
State and political subdivisions		83,868		27		(9,851)		—		74,044
	$	1,079,252	$	1,336	$	(76,133)	$	—	$	1,004,455

The December 31, 2024, table has been revised to correct the presentation of securities with an amortized cost of $23,670 and fair value of $23,662. The securities, which are included in small business administration loan pools, were previously included in government-sponsored residential mortgage-backed securities.

The amortized cost and fair value of held-to-maturity securities and the related gross unrealized gains and losses were as follows.

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Allowance for Credit Losses	Fair Value
December 31, 2025					
Held-to-maturity securities					
Mortgage-backed securities					
Government-sponsored residential mortgage-backed securities	$ 3,967	$ 131	$ —	$ —	$ 4,098
State and political subdivisions	1,281	30	—	—	$ 1,311
	$ 5,248	$ 161	$ —	$ —	$ 5,409
December 31, 2024					
Held-to-maturity securities					
Mortgage-backed securities					
Government-sponsored residential mortgage-backed securities	$ 3,932	$ 3	$ (26)	$ —	$ 3,909
State and political subdivisions	1,285	26	(6)	—	1,305
	$ 5,217	$ 29	$ (32)	$ —	$ 5,214

The fair value and amortized cost of debt securities at December 31, 2025, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$ 43,009	$ 43,093	$ —	$ —
One to five years	43,813	44,357	—	—
Five to ten years	80,723	80,168	170	170
After ten years	6,458	6,274	1,111	1,141
SBA loan pools	80,199	80,205	—	—
Mortgage-backed securities	768,268	776,471	3,967	4,098
Total debt securities	$ 1,022,470	$ 1,030,568	$ 5,248	$ 5,409

The following table shows the carrying value and fair value of securities pledged as collateral, to secure public deposits, borrowings from the Federal Reserve Bank and retail purchase obligations at December 31, 2025, and December 31, 2024.

	December 31, 2025		December 31, 2024	
	Book Value	Fair Value	Book Value	Fair Value
Public fund deposits	$ 785,200	$ 793,014	$ 732,935	$ 690,855
Federal Home Loan Bank pledging	—	—	104,888	90,406
Federal Reserve Bank borrowings	2,002	2,042	10,481	10,358
Retail repurchase agreements	40,898	41,481	49,021	45,249
Total securities pledged	$ 828,100	$ 836,537	$ 897,325	$ 836,868

The following tables show gross unrealized losses and fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2025, and 2024.

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
December 31, 2025						
Available-for-sale securities						
U.S. Government-sponsored entities	$ —	$ —	$ —	$ —	$ —	$ —
U.S. Treasury securities	—	—	—	—	—	—
Mortgage-backed securities						
Government-sponsored residential mortgage-backed securities	129,917	(519)	28,089	(761)	158,006	(1,280)
Private label residential mortgage-backed securities	—	—	4,326	(115)	4,326	(115)
Corporate	11,837	(73)	24,225	(1,005)	36,062	(1,078)
Small Business Administration loan pools	23,308	(52)	8,629	(72)	31,937	(124)
State and political subdivisions	2,807	(109)	9,460	(182)	12,267	(291)
Total	$ 167,869	$ (753)	$ 74,729	$ (2,135)	$ 242,598	$ (2,888)
December 31, 2024						
Available-for-sale securities						
U.S. Government-sponsored entities	$ 15,084	$ (62)	$ 32,195	$ (6,085)	$ 47,279	$ (6,147)
U.S. Treasury securities	2,940	(1)	19,943	(77)	22,883	(78)
Mortgage-backed securities						
Government-sponsored residential mortgage-backed securities	148,954	(1,533)	268,364	(34,402)	417,318	(35,935)
Private label residential mortgage-backed securities	—	—	124,664	(20,307)	124,664	(20,307)
Corporate	1,765	(34)	47,022	(3,438)	48,787	(3,472)
Small Business Administration loan pools	23,812	(70)	2,284	(273)	26,096	(343)
State and political subdivisions	7,948	(89)	62,119	(9,762)	70,067	(9,851)
Total	$ 200,503	$ (1,789)	$ 556,591	$ (74,344)	$ 757,094	$ (76,133)

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	**Unrecognized Loss**	**Fair Value**	**Unrecognized Loss**	**Fair Value**	**Unrecognized Loss**
December 31, 2025						
Held-to-maturity securities						
Residential mortgage-backed (issued by government-sponsored entities)	$ —	$ —	$ —	$ —	$ —	$ —
State and political subdivisions	—	—	—	—	—	—
Total	$ —	$ —	$ —	$ —	$ —	$ —
December 31, 2024						
Held-to-maturity securities						
Residential mortgage-backed (issued by government-sponsored entities)	$ 853	$ (26)	$ —	$ —	$ 853	$ (26)
State and political subdivisions	167	(6)	—	—	167	(6)
Total	$ 1,020	$ (32)	$ —	$ —	$ 1,020	$ (32)

The tables above present unrealized losses on available-for-sale securities since the date of purchase, independent of the impact associated with changes in cost basis upon transfer from the available-for-sale designation to the held-to-maturity designation. As of December 31, 2025, the Company held 76 available-for-sale securities in an unrealized loss position. There were no held-to-maturity securities in an unrecognized loss position.

Unrealized losses on securities have not been recognized into income because the security issuers are of high credit quality, management does not intend to sell and it is more likely than not that the Company will not be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the securities approach maturity.

The Company's available-for-sale and held-to-maturity investments that carry some form of credit risk are the investments in private label residential mortgage-backed securities, corporate securities and state and political subdivisions securities.

The Company's private label residential mortgage-backed exposure consists of one security held by the Company and is senior in the capital structure, carry substantial credit enhancement and is 20% risk weighted by the Simplified Supervisory Formula Approach ("SSFA"). At December 31, 2025, the Company does not anticipate any credit losses in the private label residential mortgage-backed securities portfolio.

The Company's corporate debt exposure consists of 40 separate positions in U.S. financial institutions, all of which the Company has determined to be investment grade either by a Nationally Recognized Statistical Ratings Organization ("NRSRO") or by internal review. Substantially all of the positions are subordinated debt issued by bank holding companies. The Company periodically reviews financial data of the issuers to ensure their continued investment grade status. At December 31, 2025, the Company does not anticipate any credit losses in the corporate debt securities portfolio.

The Company's portfolio of state and political subdivisions securities is comprised of 61 positions of which 65% of the positions are rated "A" or better by a NRSRO, and 44% of the overall portfolio is made up of general obligation bonds. The Company periodically reviews financial data of the entities and regularly monitors credit ratings changes of the entities. At December 31, 2025, the Company does not anticipate any credit losses in the state and political subdivisions securities portfolio.

The proceeds from sales and the associated gains and losses on available-for-sale securities reclassified from other comprehensive income to income are listed below.

	2025	2024	2023
Proceeds	$ 436,331	$ 16,133	$ 490,108
Gross gains	—	31	—
Gross losses	53,293	298	52,013
Income tax expense (benefit) on net realized gains (losses)	(13,126)	(65)	(12,740)

The Company also invests in several other investments, including investments in stocks and partnerships, which are included in other assets. The following table shows the various investment balances and method of accounting at December 31, 2025 and 2024.

	December 31, 2025	December 31, 2024
Investments in equity securities		
Accounted for at fair value through net income	$ 1,182	$ 1,009
Accounted for at amortized cost assessed for impairment	2,362	1,982
Total investments in stocks	3,544	2,991
Investments in partnerships		
Accounted for at equity method	3,037	2,500
Accounted for at hypothetical liquidation book value	1,306	1,961
Accounted for at proportional amortization	26,299	23,498
Total investments in partnerships	30,642	27,959
Total other investments	$ 34,186	$ 30,950

The unrealized gain/(loss) for investments accounted for at fair value that were still held at the reporting period were $159, $197 and $104 at December 31, 2025, 2024, and 2023.

The Company invests in certain qualified affordable housing projects, solar tax credits, and historic tax credits which are designated as being accounted for under proportional amortization. These investment balances are reflected in the other assets line in the consolidated balance sheets. Total unfunded commitments accounted for using the proportional amortization method totaled $10,208, $12,067 and $19,315 at December 31, 2025, 2024, and 2023. The Company expects to fulfill these commitments during the years 2026 through 2040.

The following table discloses the financial statement impact of tax credit investments at December 31, 2025, 2024 and 2023.

	Income Tax Credits Recognized During Period [a]		Other Income Tax Benefits [a]		Total Tax Benefits		Investment Amortization Included in Income Tax Expense	
December 31, 2025								
Investments and tax credit structures:								
Included in proportional amortization	$	(6,554)	$	(1,323)	$	(7,878)	$	7,230
Not included in proportional amortization	$	—	$	174	$	174	$	—

[a] Reported in income tax expense on consolidated statements of income and reported in net change in other assets on consolidated statements of cash flows.

	Income Tax Credits Recognized During Period [a]		Other Income Tax Benefits [a]		Total Tax Benefits		Investment Amortization Included in Income Tax Expense	
December 31, 2024								
Investments and tax credit structures:								
Included in proportional amortization	$	(10,757)	$	(844)	$	(11,601)	$	9,299
Not included in proportional amortization	$	8	$	210	$	218	$	—

[a] Reported in income tax expense on consolidated statements of income and reported in net change in other assets on consolidated statements of cash flows.

	Income Tax Credits Recognized During Period [a]		Other Income Tax Benefits [a]		Total Tax Benefits		Investment Amortization Included in Income Tax Expense	
December 31, 2023								
Investments and tax credit structures:								
Included in proportional amortization	$	(11,734)	$	(1,615)	$	(13,349)	$	11,865
Not included in proportional amortization	$	(3,745)	$	(664)	$	(4,409)	$	—

[a] Reported in income tax expense on consolidated statements of income and reported in net change in other assets on consolidated statements of cash flows.

The investments and tax credit structures that are included in proportional amortization are low income housing tax credits, historic tax credits and solar tax credits. The amortization plus the total tax benefits for these investments are recorded in the income tax expense line in the consolidated statements of income and change in other assets in the consolidated statements of cash flows. Any cash distributions received on these investments are recorded to the other non-interest income line in the consolidated statements of income and net redemptions or purchases of correspondent and miscellaneous other stock line in the consolidated statements of cash flows. The investments and tax credit structures not included in proportional amortization have the losses reported in other non-interest expense and gains/losses from regular distributions and distributions from liquidation are reported in other non-interest income consolidated statements of income. Net redemptions or purchases of these investment and tax credit structures is reported in net redemptions (purchases) of correspondent and miscellaneous other stock in the consolidated statements of cash flows. The amortization expense for the year ended December 31, 2025, and 2024 is included in the table above in the investment amortization included in income tax expense. Additionally, during the years ended December 31, 2025, 2024, and 2023 the Company recognized tax credits from its investment in affordable housing tax credits of $1,994, $1,793 and $1,327.

Contingent contributions for investment tax credit structures not subject to proportional amortization were zero for both years ended December 31, 2025, and 2024.

NOTE 4 – LOANS AND ALLOWANCE FOR CREDIT LOSSES

Types of loans and normal collateral securing those loans are listed below.

Commercial real estate mortgage loans: Owner occupied commercial real estate mortgage loans are secured by commercial office buildings, industrial buildings, warehouses or retail buildings where the owner of the building occupies the property. For such loans, repayment is largely dependent upon the operation of the borrower's business.

Commercial and industrial: Commercial and industrial loans include loans to business enterprises issued for commercial, industrial and/or other professional purposes. These loans are generally secured by equipment, inventory and accounts receivable of the borrower and repayment is primarily dependent on business cash flows.

Residential real estate mortgage loans: Residential real estate mortgage consists primarily of loans secured by 1-4 family residential properties, including home equity lines of credit. Repayment is primarily dependent on the personal cash flow of the borrower.

Agricultural real estate loans: Agricultural real estate loans are secured by real estate related to farmland and are affected by the value of farmland. Generally, the borrower's ability to repay is based on the value of farmland and cash flows from farming operations.

Agricultural production loans: Agricultural production loans are primarily operating lines subject to annual farming revenues, including productivity and yield of farm products and market pricing at the time of sale.

Consumer: Consumer loans include all loans issued to individuals not included in the categories above. Examples of consumer and other loans are automobile loans, consumer credit cards and loans to finance education, among others. Many consumer loans are unsecured. Repayment is primarily dependent on the personal cash flow of the borrower.

The following table reconciles the outstanding balance of loans at December 31, 2025 and 2024.

	2025	2024
Net loan balance	$ 4,216,011	$ 3,504,218
Loan origination fees and expenses	(2,964)	(848)
Merger fair value adjustments	(16,396)	(6,300)
Hedge fair market value adjustments	(1,129)	(1,658)
Purchased premium and discounts	2,658	5,404
Total	$ 4,198,180	$ 3,500,816

The following table lists categories of loans at December 31, 2025 and 2024.

	2025	2024
Commercial real estate	$ 2,226,348	$ 1,830,514
Commercial and industrial	816,885	658,865
Residential real estate	582,145	566,766
Agricultural real estate	278,927	267,248
Agricultural	188,475	87,339
Consumer	105,400	90,084
Total loans	4,198,180	3,500,816
Allowance for credit losses	(52,756)	(43,267)
Net loans	$ 4,145,424	$ 3,457,549

From time to time the Company has purchased pools of residential real estate loans originated by other financial institutions to hold for investment with the intent to diversify the residential real estate portfolio. During 2025 and 2024 the Company did not purchase any pools of residential loans. As of December 31, 2025, and 2024, residential real estate loans include $252,884 and $274,922 of purchased residential real estate loans.

The Company occasionally purchases the government guaranteed portion of loans originated by other financial institutions to hold for investment. During 2025 and 2024, the Company purchased $61,987 and $49,086 in loans guaranteed by governmental agencies.

The unamortized discount of merger purchase accounting adjustments related to non-purchase credit deteriorated loans included in the loan totals above are $12,853 and $4,659 with related loans of $627,644 and $252,309 at December 31, 2025, and 2024.

Overdraft deposit accounts are reclassified and included in consumer loans above. These accounts totaled $878 and $329 at December 31, 2025, and 2024.

The Company estimates the allowance for credit losses under CECL using relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. Internal historical loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency levels or loan terms, as well as, for changes in environmental conditions, such as changes in unemployment rates, property values, consumer price index, gross domestic product, housing starts or relevant index, U.S. personal income, U.S. housing price indices, federal funds target and various U.S. Government interest rates.

The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. The Company has identified commercial real estate, commercial and industrial, residential real estate, agricultural real estate, agricultural production and consumer as portfolio segments and measures the allowance for credit losses using a historical loss rate method for each segment to estimate credit losses on a collective basis. The Company's CECL calculation utilizes historical loss rates, average default month, average prepayment rates and exposure at default as assumptions to calculate an unadjusted historical loss estimate for the contractual term of the loans adjusted for prepayment. The historical loss estimate is then adjusted for the anticipated changes in the Company's historical loss rate using a regression analysis and current economic variables over the next 12 to 24 months. The Company has selected 12 to 24 months as its reasonable and supportable forecast period and has selected an immediate reversion back to unadjusted historical loss rates for periods beyond the reasonable and supportable forecast period. The calculated historical loss estimate and the economic qualitative adjustment are further evaluated for change via a management qualitative adjustment factor. Management qualitative adjustments typically are anticipated changes in loss trends that are not reflected in the historical data to be used in forecasting.

The Company evaluates all loans that do not share risk characteristics on an individual basis for estimating the allowance for credit loss. Loans evaluated on an individual basis are not included in the collective basis. The Company currently reviews all loans that are classified as non-accrual on an individual basis. The Company typically elects the collateral-dependent practical expedient on all loans individually assessed for credit losses and expected credit losses are based on the fair value of the collateral at the reporting date adjusted for selling costs as appropriate.

The Company's ACL is highly dependent on credit quality, macroeconomic forecasts and conditions, the composition of our loan portfolio and other management judgments. The current management adjustment represents a significant portion of the Company's ACL and is comprised of the estimated impact to ACL from the impact of inflation and the associated monetary policy response and the impact of global market disruption.

The following tables present the activity in the allowance for credit losses by class for the years ended December 31, 2025, 2024, and 2023.

December 31, 2025	Commercial Real Estate		Commercial and Industrial		Residential Real Estate		Agricultural Real Estate		Agricultural		Consumer		Total	
Allowance for credit losses:														
Beginning balance	$	14,948	$	14,005	$	8,553	$	3,504	$	439	$	1,818	$	43,267
Provision (reversal) for credit losses		3,092		4,946		(521)		722		(606)		1,320		8,953
Initial PCD on Acquired loans		1,857		212		25		408		574		—		3,076
Loans charged-off		(953)		(2,088)		(149)		(58)		(131)		(1,611)		(4,990)
Recoveries		1,093		755		160		93		61		288		2,450
Total ending allowance balance	$	20,037	$	17,830	$	8,068	$	4,669	$	337	$	1,815	$	52,756

December 31, 2024	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Agricultural Real Estate	Agricultural	Consumer	Total
Allowance for credit losses:							
Beginning balance	$ 13,476	$ 17,954	$ 7,784	$ 1,718	$ 995	$ 1,593	$ 43,520
Provision (reversal) for credit losses	1,525	(1,290)	681	1,464	(859)	1,025	2,546
Initial PCD on Acquired loans	—	128	227	330	306	9	1,000
Loans charged-off	(97)	(3,185)	(183)	(100)	(28)	(1,023)	(4,616)
Recoveries	44	398	44	92	25	214	817
Total ending allowance balance	$ 14,948	$ 14,005	$ 8,553	$ 3,504	$ 439	$ 1,818	$ 43,267

December 31, 2023	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Agricultural Real Estate	Agricultural	Consumer	Total
Allowance for loan losses:							
Beginning balance	$ 16,731	$ 14,951	$ 8,608	$ 819	$ 2,457	$ 2,281	$ 45,847
Provision (reversal) for credit losses	(3,330)	6,703	(806)	945	(1,509)	(130)	1,873
Loans charged-off	(20)	(3,791)	(80)	(54)	(108)	(901)	(4,954)
Recoveries	95	91	62	8	155	343	754
Total ending allowance balance	$ 13,476	$ 17,954	$ 7,784	$ 1,718	$ 995	$ 1,593	$ 43,520

The following tables present the recorded investment in loans and the balance in the allowance for credit losses by portfolio and class based on impairment method as of December 31, 2025, and 2024.

December 31, 2025	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Agricultural Real Estate	Agricultural	Consumer	Total
Allowance for credit losses:							
Individually evaluated for credit losses	$ 2,599	$ 2,341	$ 910	$ 342	$ 186	$ 171	$ 6,549
Collectively evaluated for credit losses	17,438	15,489	7,158	4,327	151	1,644	46,207
Total	$ 20,037	$ 17,830	$ 8,068	$ 4,669	$ 337	$ 1,815	$ 52,756
Loan Balance:							
Individually evaluated for credit losses	$ 18,171	$ 21,905	$ 4,664	$ 2,886	$ 3,928	$ 770	$ 52,324
Collectively evaluated for credit losses	2,208,177	794,980	577,481	276,041	184,547	104,630	4,145,856
Total	$ 2,226,348	$ 816,885	$ 582,145	$ 278,927	$ 188,475	$ 105,400	$ 4,198,180

December 31, 2024	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Agricultural Real Estate	Agricultural	Consumer	Total
Allowance for credit losses:							
Individually evaluated for credit losses	$ 1,053	$ 1,618	$ 1,167	$ 701	$ 147	$ 201	$ 4,887
Collectively evaluated for credit losses	13,895	12,387	7,386	2,803	292	1,617	38,380
Total	$ 14,948	$ 14,005	$ 8,553	$ 3,504	$ 439	$ 1,818	$ 43,267
Loan Balance:							
Individually evaluated for credit losses	$ 7,854	$ 8,593	$ 4,996	$ 5,839	$ 1,740	$ 871	$ 29,893
Collectively evaluated for credit losses	1,822,660	650,272	561,770	261,409	85,599	89,213	3,470,923
Total	$ 1,830,514	$ 658,865	$ 566,766	$ 267,248	$ 87,339	$ 90,084	$ 3,500,816

The following table presents information related to non-accrual loans at December 31, 2025.

December 31, 2025	Unpaid Principal Balance	Recorded Investment	Allowance for Credit Losses Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial real estate	$ 3,795	$ 3,734	$ —	$ 3,470	$ 66
Commercial and industrial	2,146	707	—	6,995	5
Residential real estate	610	552	—	110	31
Agricultural real estate	297	—	—	1,583	2
Agricultural	1,624	1,291	—	774	—
Consumer	14	—	—	—	—
Subtotal	8,486	6,284	—	12,932	104
With an allowance recorded:					
Commercial real estate	7,461	6,758	1,639	6,821	182
Commercial and industrial	24,794	20,820	2,303	9,584	289
Residential real estate	3,975	3,704	875	4,103	66
Agricultural real estate	1,694	1,167	262	1,747	5
Agricultural	897	862	124	609	11
Consumer	719	681	162	753	19
Subtotal	39,540	33,992	5,365	23,617	572
Total	$ 48,026	$ 40,276	$ 5,365	$ 36,549	$ 676

The above table presents interest income for the twelve months ended December 31, 2025. Interest income recognized in the above table was substantially recognized on the cash basis. The recorded investment in loans excludes accrued interest receivable due to immateriality.

The following table presents information related to non-accrual loans at December 31, 2024.

December 31, 2024	Unpaid Principal Balance		Recorded Investment		Allowance for Credit Losses Allocated		Average Recorded Investment		Interest Income Recognized	
With no related allowance recorded:										
Commercial real estate	$	3,068	$	3,068	$	—	$	3,542	$	104
Commercial and industrial		—		—		—		398		—
Residential real estate		19		—		—		—		1
Agricultural real estate		2,490		2,014		—		2,009		140
Agricultural		—		—		—		109		—
Consumer		31		—		—		—		—
Subtotal		5,608		5,082		—		6,058		245
With an allowance recorded:										
Commercial real estate		4,719		4,390		1,015		3,382		105
Commercial and industrial		12,424		7,798		1,482		6,760		164
Residential real estate		5,260		4,670		1,145		5,011		40
Agricultural real estate		5,594		3,737		697		3,520		10
Agricultural		953		592		73		1,390		6
Consumer		846		781		187		706		22
Subtotal		29,796		21,968		4,599		20,769		347
Total	$	35,404	$	27,050	$	4,599	$	26,827	$	592

The above table presents interest income for the twelve months ended December 31, 2024. Interest income recognized in the above table was substantially recognized on the cash basis. The recorded investment in loans excludes accrued interest receivable due to immateriality.

The following table presents the amount of non-accrual interest income written off for the twelve months ended December 31, 2025, 2024 and 2023.

	2025		2024		2023	
Commercial real estate	$	217	$	227	$	115
Commercial and industrial		910		405		309
Residential real estate		60		55		277
Agricultural real estate		83		203		6
Agricultural		107		103		2
Consumer		18		16		10
Total	$	1,395	$	1,009	$	719

The following tables present the aging of the recorded investment in past due loans as of December 31, 2025 and 2024, by portfolio and class of loans.

December 31, 2025	30 – 59 Days Past Due		60 – 89 Days Past Due		Greater Than 90 Days Past Due Still On Accrual		Non-accrual		Loans Not Past Due		Total	
Commercial real estate	$	4,411	$	3,121	$	—	$	10,492	$	2,208,324	$	2,226,348
Commercial and industrial		3,830		1,655		1,146		21,527		788,727		816,885
Residential real estate		3,825		842		164		4,256		573,058		582,145
Agricultural real estate		1,194		480		—		1,167		276,086		278,927
Agricultural		715		656		1,300		2,153		183,651		188,475
Consumer		353		95		—		681		104,271		105,400
Total	$	14,328	$	6,849	$	2,610	$	40,276	$	4,134,117	$	4,198,180

December 31, 2024	30 – 59 Days Past Due		60 – 89 Days Past Due		Greater Than 90 Days Past Due Still On Accrual		Non-accrual		Loans Not Past Due		Total
Commercial real estate	$	3,502	$	2,030	$	156	$	7,458	$	1,817,368	$	1,830,514
Commercial and industrial		1,314		644		25		7,798		649,084		658,865
Residential real estate		2,396		634		—		4,670		559,066		566,766
Agricultural real estate		457		312		—		5,751		260,728		267,248
Agricultural		411		80		—		592		86,256		87,339
Consumer		666		196		—		781		88,441		90,084
Total	$	8,746	$	3,896	$	181	$	27,050	$	3,460,943	$	3,500,816

Allowance for Credit Losses on Off-Balance-Sheet Credit Exposures

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk from a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance-sheet credit exposures is adjusted as a provision for credit loss expense recognized within other non-interest expense on the consolidated statements of income and included in other liabilities on the consolidated balance sheets. The estimated credit loss includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The estimate of expected credit loss is based on the historical loss rate for the class of loan the commitments would be classified as if funded.

The following table lists allowance for credit losses on off-balance sheet credit exposures as of December 31, 2025 and 2024.

	December 31, 2025		December 31, 2024		December 31, 2023
Commercial real estate	$	272	$	188	$	285
Commercial and industrial		1,409		1,170		1,053
Residential real estate		47		69		35
Agricultural real estate		4		1		2
Agricultural		—		12		3
Consumer		21		2		247
Total	$	1,753	$	1,442	$	1,625

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. Consumer loans are considered unclassified credits unless downgraded due to payment status or reviewed as part of a larger credit relationship. The Company uses the following definitions for risk ratings:

Pass: Loans classified as pass include all loans that do not fall under one of the three following categories. These loans are considered unclassified.

Special Mention: Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company's credit position at some future date. These loans are considered classified.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. These loans are considered classified.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. These loans are considered classified.

Based on the most recent analysis performed, the risk category of loans by type and year of origination, at December 31, 2025, is as follows.

December 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost	Revolving Loans Converted to Term	Total
Commercial real estate									
Risk rating									
Pass	$ 429,259	$ 319,227	$ 162,815	$ 256,817	$ 162,737	$ 258,510	$ 614,449	$ 999	$ 2,204,813
Special Mention	—	115	—	73	—	—	667	—	855
Substandard	4,739	2,329	1,376	3,839	1,148	3,211	4,038	—	20,680
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial real estate	$ 433,998	$ 321,671	$ 164,191	$ 260,729	$ 163,885	$ 261,721	$ 619,154	$ 999	$ 2,226,348
Commercial and industrial									
Risk rating									
Pass	$ 192,904	$ 120,288	$ 43,779	$ 48,264	$ 33,804	$ 25,293	$ 304,608	$ 849	$ 769,789
Special Mention	—	93	16,865	147	10	336	129	—	17,580
Substandard	319	16,822	7,547	1,144	215	1,832	1,637	—	29,516
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial and industrial	$ 193,223	$ 137,203	$ 68,191	$ 49,555	$ 34,029	$ 27,461	$ 306,374	$ 849	$ 816,885
Residential real estate									
Risk rating									
Pass	$ 49,089	$ 17,591	$ 30,673	$ 36,518	$ 242,578	$ 121,963	$ 78,442	$ 379	$ 577,233
Special Mention	—	—	—	—	—	277	—	—	277
Substandard	17	104	1,265	553	217	2,213	221	45	4,635
Doubtful	—	—	—	—	—	—	—	—	—
Total residential real estate	$ 49,106	$ 17,695	$ 31,938	$ 37,071	$ 242,795	$ 124,453	$ 78,663	$ 424	$ 582,145
Agricultural real estate									
Risk rating									
Pass	$ 65,295	$ 43,928	$ 19,536	$ 16,115	$ 10,270	$ 49,537	$ 70,113	$ 270	$ 275,064
Special Mention	—	—	—	—	—	129	—	—	129
Substandard	—	—	2,146	78	407	1,103	—	—	3,734
Doubtful	—	—	—	—	—	—	—	—	—
Total agricultural real estate	$ 65,295	$ 43,928	$ 21,682	$ 16,193	$ 10,677	$ 50,769	$ 70,113	$ 270	$ 278,927
Agricultural									
Risk rating									
Pass	$ 27,452	$ 20,798	$ 4,886	$ 1,649	$ 1,506	$ 2,618	$ 127,847	$ 224	$ 186,980
Special Mention	—	—	1	—	—	32	—	—	33
Substandard	56	87	143	130	17	663	366	—	1,462
Doubtful	—	—	—	—	—	—	—	—	—
Total agricultural	$ 27,508	$ 20,885	$ 5,030	$ 1,779	$ 1,523	$ 3,313	$ 128,213	$ 224	$ 188,475
Consumer									
Risk rating									
Pass	$ 37,830	$ 8,889	$ 9,933	$ 7,213	$ 3,326	$ 3,485	$ 34,044	$ —	$ 104,720
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	17	61	216	223	119	44	—	—	680
Doubtful	—	—	—	—	—	—	—	—	—
Total consumer	$ 37,847	$ 8,950	$ 10,149	$ 7,436	$ 3,445	$ 3,529	$ 34,044	$ —	$ 105,400
Total loans									
Risk rating									
Pass	$ 801,829	$ 530,721	$ 271,622	$ 366,576	$ 454,221	$ 461,406	$ 1,229,503	$ 2,721	$ 4,118,599
Special Mention	—	208	16,866	220	10	774	796	—	18,874
Substandard	5,148	19,403	12,693	5,967	2,123	9,066	6,262	45	60,707
Doubtful	—	—	—	—	—	—	—	—	—
Total loans	$ 806,977	$ 550,332	$ 301,181	$ 372,763	$ 456,354	$ 471,246	$ 1,236,561	$ 2,766	$ 4,198,180

The risk category of loans by type and year of origination, at December 31, 2024, is as follows.

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost	Revolving Loans Converted to Term	Total
Commercial real estate									
Risk rating									
Pass	$ 332,078	$ 191,947	$ 337,048	$ 162,180	$ 148,732	$ 166,614	$ 474,324	$ 855	$ 1,813,778
Special Mention	331	—	103	—	—	378	497	—	1,309
Substandard	795	459	3,693	3,499	365	6,277	339	—	15,427
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial real estate	$ 333,204	$ 192,406	$ 340,844	$ 165,679	$ 149,097	$ 173,269	$ 475,160	$ 855	$ 1,830,514
Commercial and industrial									
Risk rating									
Pass	$ 114,421	$ 78,335	$ 69,294	$ 32,227	$ 53,119	$ 16,902	$ 261,227	$ 994	$ 626,519
Special Mention	121	—	160	18	—	870	131	—	1,300
Substandard	8,256	8,189	315	274	1,113	1,592	10,563	667	30,969
Doubtful	—	—	—	—	—	77	—	—	77
Total commercial and industrial	$ 122,798	$ 86,524	$ 69,769	$ 32,519	$ 54,232	$ 19,441	$ 271,921	$ 1,661	$ 658,865
Residential real estate									
Risk rating									
Pass	$ 25,981	$ 33,933	$ 35,687	$ 260,180	$ 7,622	$ 130,242	$ 66,981	$ 572	$ 561,198
Special Mention	—	—	—	—	—	300	72	—	372
Substandard	—	195	253	403	123	3,370	807	45	5,196
Doubtful	—	—	—	—	—	—	—	—	—
Total residential real estate	$ 25,981	$ 34,128	$ 35,940	$ 260,583	$ 7,745	$ 133,912	$ 67,860	$ 617	$ 566,766
Agricultural real estate									
Risk rating									
Pass	$ 52,369	$ 16,936	$ 24,551	$ 11,468	$ 20,508	$ 36,834	$ 95,410	$ 277	$ 258,353
Special Mention	1,541	—	151	—	—	138	595	—	2,425
Substandard	—	2,054	56	571	76	3,659	54	—	6,470
Doubtful	—	—	—	—	—	—	—	—	—
Total agricultural real estate	$ 53,910	$ 18,990	$ 24,758	$ 12,039	$ 20,584	$ 40,631	$ 96,059	$ 277	$ 267,248
Agricultural									
Risk rating									
Pass	$ 15,428	$ 4,045	$ 5,364	$ 2,576	$ 3,674	$ 1,308	$ 53,757	$ 49	$ 86,201
Special Mention	—	—	—	—	—	32	—	—	32
Substandard	45	185	19	274	404	36	143	—	1,106
Doubtful	—	—	—	—	—	—	—	—	—
Total agricultural	$ 15,473	$ 4,230	$ 5,383	$ 2,850	$ 4,078	$ 1,376	$ 53,900	$ 49	$ 87,339
Consumer									
Risk rating									
Pass	$ 35,412	$ 17,503	$ 14,157	$ 5,765	$ 2,732	$ 2,724	$ 11,007	$ —	$ 89,300
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	13	234	289	170	43	35	—	—	784
Doubtful	—	—	—	—	—	—	—	—	—
Total consumer	$ 35,425	$ 17,737	$ 14,446	$ 5,935	$ 2,775	$ 2,759	$ 11,007	$ —	$ 90,084
Total loans									
Risk rating									
Pass	$ 575,689	$ 342,699	$ 486,101	$ 474,396	$ 236,387	$ 354,624	$ 962,706	$ 2,747	$ 3,435,349
Special Mention	1,993	—	414	18	—	1,718	1,295	—	5,438
Substandard	9,109	11,316	4,625	5,191	2,124	14,969	11,906	712	59,952
Doubtful	—	—	—	—	—	77	—	—	77
Total loans	$ 586,791	$ 354,015	$ 491,140	$ 479,605	$ 238,511	$ 371,388	$ 975,907	$ 3,459	$ 3,500,816

The following table discloses the charge-off and recovery activity by loan type and year of origination at December 31, 2025.

December 31, 2025	2025		2024		2023		2022		2021		Prior		Revolving Loans Amortized Cost		Revolving Loans Converted to Term		Total	
Commercial real estate																			
Gross charge-offs	$	—	$	(23)	$	(151)	$	(543)	$	(49)	$	(187)	$	—	$	—	$	(953)
Gross recoveries		—		3		—		402		2		686		—		—		1,093
Net charge-offs	$	—	$	(20)	$	(151)	$	(141)	$	(47)	$	499	$	—	$	—	$	140
Commercial and industrial																			
Gross charge-offs	$	(23)	$	(98)	$	(393)	$	(63)	$	(97)	$	(1,355)	$	(59)	$	—	$	(2,088)
Gross recoveries		—		2		48		104		88		394		119		—		755
Net charge-offs	$	(23)	$	(96)	$	(345)	$	41	$	(9)	$	(961)	$	60	$	—	$	(1,333)
Residential real estate																			
Gross charge-offs	$	—	$	—	$	(1)	$	(34)	$	—	$	(112)	$	(2)	$	—	$	(149)
Gross recoveries		—		—		—		55		—		99		6		—		160
Net charge-offs	$	—	$	—	$	(1)	$	21	$	—	$	(13)	$	4	$	—	$	11
Agricultural real estate																			
Gross charge-offs	$	—	$	—	$	—	$	(18)	$	—	$	(40)	$	—	$	—	$	(58)
Gross recoveries		—		—		—		17		—		76		—		—		93
Net charge-offs	$	—	$	—	$	—	$	(1)	$	—	$	36	$	—	$	—	$	35
Agricultural																			
Gross charge-offs	$	—	$	(12)	$	(15)	$	(3)	$	—	$	(98)	$	(3)	$	—	$	(131)
Gross recoveries		—		11		14		—		1		35		—		—		61
Net charge-offs	$	—	$	(1)	$	(1)	$	(3)	$	1	$	(63)	$	(3)	$	—	$	(70)
Consumer																			
Gross charge-offs	$	(293)	$	(179)	$	(282)	$	(369)	$	(97)	$	(310)	$	(81)	$	—	$	(1,611)
Gross recoveries		10		15		40		85		22		103		13		—		288
Net charge-offs	$	(283)	$	(164)	$	(242)	$	(284)	$	(75)	$	(207)	$	(68)	$	—	$	(1,323)
Total loans																			
Gross charge-offs	$	(316)	$	(312)	$	(842)	$	(1,030)	$	(243)	$	(2,102)	$	(145)	$	—	$	(4,990)
Gross recoveries		10		31		102		663		113		1,393		138		—		2,450
Net charge-offs	$	(306)	$	(281)	$	(740)	$	(367)	$	(130)	$	(709)	$	(7)	$	—	$	(2,540)

The following table discloses the charge-off and recovery activity by loan type and year of origination at December 31, 2024.

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost	Revolving Loans Converted to Term	Total
Commercial real estate									
Gross charge-offs	$ —	$ —	$ (17)	$ —	$ —	$ —	$ (80)	$ —	$ (97)
Gross recoveries	—	—	8	—	1	34	1	—	44
Net charge-offs	$ —	$ —	$ (9)	$ —	$ 1	$ 34	$ (79)	$ —	$ (53)
Commercial and industrial									
Gross charge-offs	$ —	$ (31)	$ (360)	$ (176)	$ (486)	$ (839)	$ (1,293)	$ —	$ (3,185)
Gross recoveries	—	—	247	13	21	56	59	2	398
Net charge-offs	$ —	$ (31)	$ (113)	$ (163)	$ (465)	$ (783)	$ (1,234)	$ 2	$ (2,787)
Residential real estate									
Gross charge-offs	$ —	$ —	$ (134)	$ (2)	$ —	$ (21)	$ (26)	$ —	$ (183)
Gross recoveries	—	—	—	1	—	39	4	—	44
Net charge-offs	$ —	$ —	$ (134)	$ (1)	$ —	$ 18	$ (22)	$ —	$ (139)
Agricultural real estate									
Gross charge-offs	$ —	$ —	$ (11)	$ (12)	$ (1)	$ (76)	$ —	$ —	$ (100)
Gross recoveries	4	—	10	—	—	78	—	—	92
Net charge-offs	$ 4	$ —	$ (1)	$ (12)	$ (1)	$ 2	$ —	$ —	$ (8)
Agricultural									
Gross charge-offs	$ —	$ (2)	$ (25)	$ (1)	$ —	$ —	$ —	$ —	$ (28)
Gross recoveries	—	1	22	1	1	—	—	—	25
Net charge-offs	$ —	$ (1)	$ (3)	$ —	$ 1	$ —	$ —	$ —	$ (3)
Consumer									
Gross charge-offs	$ (206)	$ (105)	$ (216)	$ (183)	$ (49)	$ (191)	$ (73)	$ —	$ (1,023)
Gross recoveries	8	10	19	34	10	122	11	—	214
Net charge-offs	$ (198)	$ (95)	$ (197)	$ (149)	$ (39)	$ (69)	$ (62)	$ —	$ (809)
Total loans									
Gross charge-offs	$ (206)	$ (138)	$ (763)	$ (374)	$ (536)	$ (1,127)	$ (1,472)	$ —	$ (4,616)
Gross recoveries	12	11	306	49	33	329	75	2	817
Net charge-offs	$ (194)	$ (127)	$ (457)	$ (325)	$ (503)	$ (798)	$ (1,397)	$ 2	$ (3,799)

Modifications to Debtors Experiencing Financial Difficulty

The following table presents the amortized cost basis of loans at December 31, 2025, and 2024, that were both experiencing financial difficulty and modified during the twelve months ended December 31, 2025 and 2024, by class and by type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable is also presented below.

December 31, 2025	Payment Delay	Term Extension	Combination Payment Delay and Term Extension	Total Modifications	Total Class of Financing Receivable
Commercial real estate	$ 759	$ 901	$ —	$ 1,660	0.07%
Commercial and industrial	156	2,554	—	2,710	0.33%
Residential real estate	—	—	—	—	0.00%
Agricultural real estate	—	—	—	—	0.00%
Agricultural	230	—	—	230	0.12%
Consumer	—	—	—	—	0.00%
Total	$ 1,145	$ 3,455	$ —	$ 4,600	0.11%

December 31, 2024	Payment Delay	Term Extension	Combination Payment Delay and Term Extension	Total Modifications	Total Class of Financing Receivable
Commercial real estate	$ —	$ 1,515	$ 9,933	$ 11,448	0.63%
Commercial and industrial	3,667	2,470	1,736	7,873	1.19%
Residential real estate	—	—	—	—	0.00%
Agricultural real estate	—	3,222	—	3,222	1.21%
Agricultural	—	1,641	168	1,809	2.07%
Consumer	—	—	—	—	0.00%
Total	$ 3,667	$ 8,848	$ 11,837	$ 24,352	0.70%

At December 31, 2025, and 2024, there were $3 and $1,145 in commitments to lend additional amounts on these loans.

At modification date, the Company considers loans modified to borrowers in financial distress as loans that do not share similar risk characteristics with collectively evaluated loans at modification date for the purposes of calculating the allowance for credit losses. These loans will be evaluated for credit losses based on either discounted cash flows or the fair value of collateral at modification date; however, subsequent to the modification date these loans will be evaluated for credit losses as part of the collectively evaluated pools after a period of ongoing performance under the terms of the modified loan.

The Company closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table presents the performance of such loans that have been modified during the twelve months ended December 31, 2025, and 2024.

December 31, 2025	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 89 days Past Due	Total Past Due
Commercial real estate	$ —	$ 674	$ 76	$ 750
Commercial and industrial	137	—	—	137
Residential real estate	—	—	—	—
Agricultural real estate	—	—	—	—
Agricultural	—	—	230	230
Consumer	—	—	—	—
Total	$ 137	$ 674	$ 306	$ 1,117

December 31, 2024	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 89 days Past Due	Total Past Due
Commercial real estate	$ —	$ —	$ 643	$ 643
Commercial and industrial	393	2,967	617	3,977
Residential real estate	—	—	—	—
Agricultural real estate	—	—	—	—
Agricultural	—	—	—	—
Consumer	—	—	—	—
Total	$ 393	$ 2,967	$ 1,260	$ 4,620

The following table presents the financial effect of the loan modifications presented above to borrowers experiencing financial difficulty for the twelve months ended December 31, 2025, and 2024.

December 31, 2025	Principal Forgiveness		Weighted Average Interest Rate Reduction		Weighted Average Term Extension in Years
Commercial real estate	$	—		— %	0.61
Commercial and industrial		—		— %	0.25
Residential real estate		—		— %	—
Agricultural real estate		—		— %	—
Agricultural		—		— %	—
Consumer		—		— %	—
Total loans	$	—		— %	0.34

December 31, 2024	Principal Forgiveness		Weighted Average Interest Rate Reduction		Weighted Average Term Extension in Years
Commercial real estate	$	—		— %	0.41
Commercial and industrial		—		— %	0.70
Residential real estate		—		— %	—
Agricultural real estate		—		— %	5.16
Agricultural		—		— %	0.80
Consumer		—		— %	—
Total loans	$	—		— %	1.24

NOTE 5 – OTHER REAL ESTATE OWNED AND OTHER REPOSSESSED ASSETS

Changes in other real estate owned and other repossessed assets for the years ended December 31, 2025 and 2024 were as follows.

December 31, 2025	Other Real Estate Owned		Other Repossessed Assets		Total	
Beginning of year	$	4,773	$	4,811	$	9,584
Transfers in		3,032		1,357		4,389
Net (loss) gain on sales		(713)		49		(664)
Proceeds from sales		(1,704)		(5,639)		(7,343)
		5,388		578		5,966
Additions to valuation reserve		—		—		—
Capitalized cost		—		—		—
Recorded investment	$	5,388	$	578	$	5,966

December 31, 2024	Other Real Estate Owned		Other Repossessed Assets		Total	
Beginning of year	$	1,833	$	380	$	2,213
Transfers in		4,478		5,454		9,932
Net (loss) gain on sales		8,688		(95)		8,593
Proceeds from sales		(9,397)		(928)		(10,325)
		5,602		4,811		10,413
Additions to valuation reserve		(829)		—		(829)
Capitalized cost		—		—		—
Recorded investment	$	4,773	$	4,811	$	9,584

Expenses related to other real estate owned and other repossessed assets for the years ended December 31, 2025, 2024, and 2023 were as follows.

December 31, 2025	Other Real Estate Owned		Other Repossessed Assets		Total	
Net loss (gain) on sales	$	713	$	(49)	$	664
Gain on initial valuation of collateral		(101)		—		(101)
Provision for unrealized losses		—		—		—
Operating expenses, net of rental income		261		205		466
Total	$	873	$	156	$	1,029

December 31, 2024	Other Real Estate Owned		Other Repossessed Assets		Total	
Net loss (gain) on sales	$	(8,688)	$	95	$	(8,593)
Gain on initial valuation of collateral		(47)		—		(47)
Provision for unrealized losses		829		—		829
Operating expenses, net of rental income		169		117		286
Total	$	(7,737)	$	212	$	(7,525)

December 31, 2023	Other Real Estate Owned		Other Repossessed Assets		Total	
Net loss (gain) on sales	$	78	$	61	$	139
Gain on initial valuation of collateral		(61)		(3)		(64)
Provision for unrealized losses		201		—		201
Operating expenses, net of rental income		324		17		341
Total	$	542	$	75	$	617

The balance of other real estate owned includes $804 of foreclosed residential real estate properties recorded as a result of obtaining physical possession of the property at December 31, 2025, and $134 at December 31, 2024. The recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process was $776 at December 31, 2025, and $553 at December 31, 2024. Included in the other real estate owned balance at December 31, 2025 and 2024, is $2,141 related to closed bank locations transferred from premises and equipment.

NOTE 6 – PREMISES AND EQUIPMENT

Major classifications of premises and equipment, stated at cost, are as follows.

	2025		2024	
Land	$	23,582	$	21,104
Buildings and improvements		119,236		101,513
Furniture, fixtures and equipment		38,628		34,003
		181,446		156,620
Less: accumulated depreciation		(44,726)		(39,488)
Premises and equipment, net	$	136,720	$	117,132

At December 31, 2025, the Company had lease liabilities totaling $3,527 and right-of-use assets totaling $3,528 related to operating leases. At December 31, 2024, the Company had lease liabilities totaling $3,601 and right-of-use assets totaling $3,600 related to operating leases. Lease liabilities and right-of-use assets are reflected in other liabilities and other assets.

Right-of-use asset and lease obligations by type of property are listed below.

December 31, 2025	Right-of-Use Asset		Lease Liability		Weighted Average Lease Term in Years	Weighted Average Discount Rate
Operating Leases						
Land and building leases	$	3,528	$	3,527	12.1	3.29%
Total operating leases	$	3,528	$	3,527	12.1	3.29%

December 31, 2024	Right-of-Use Asset		Lease Liability		Weighted Average Lease Term in Years	Weighted Average Discount Rate
Operating leases						
Land and building leases	$	3,600	$	3,601	12.5	3.29%
Total operating leases	$	3,600	$	3,601	12.5	3.29%

During 2023, the Company terminated two leases with a right-of-use asset balance of $2,051, lease liability of $2,062 and fees paid of $184, resulting in a loss of $173.

Operating lease costs are listed below.

	2025		2024		2023	
Operating lease cost	$	611	$	597	$	745
Short-term lease cost		—		—		—
Variable lease cost		88		79		110
Total operating lease cost	$	699	$	676	$	855

There were no sales and leaseback transactions, leverage leases, lease transactions with related parties or leases that had not yet commenced during the periods ended December 31, 2025 or 2024.

A maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total operating lease liability as of December 31, 2025, is listed below.

Lease payments		
Due in one year or less	$	596
Due after one year through two years		593
Due after two years through three years		475
Due after three years through four years		363
Due after four years through five years		269
Thereafter		2,027
Total undiscounted cash flows		4,323
Discount on cash flows		(796)
Total	$	3,527

NOTE 7 – GOODWILL AND CORE DEPOSIT INTANGIBLES

The assets and liabilities acquired in business combinations are recorded at their estimated fair values at the acquisition date. The excess of the purchase price over the estimated fair value of the net assets for tax free acquisitions is recorded as goodwill, none of which is deductible for tax purposes. The excess of the purchase price over the estimated fair value of the net assets for taxable acquisitions is recorded as goodwill and is deductible for tax purposes.

As of December 31, 2025, and December 31, 2024, management conducted a qualitative evaluation of current economic conditions, Company performance, stock price and other pertinent factors, finally concluding that no goodwill impairment is warranted at this time.

The carrying basis of goodwill and core deposit intangibles as of and for the years ended December 31, 2025 and 2024, were as follows.

	Goodwill	Core Deposit
Balance as of January 1, 2024	$ 53,101	$ 7,222
Acquired in acquisition	—	12,036
Amortization	—	(4,289)
Balance as of December 31, 2024	53,101	14,969
Acquired in acquisition	29,000	11,168
Amortization	—	(4,503)
Balance as of December 31, 2025	$ 82,101	$ 21,634

Estimated core deposit intangibles amortization expense for each of the following five years and thereafter is listed in the following table.

Expensed in one year or less	$ 4,585
Expensed after one year through two years	3,745
Expensed after two years through three years	2,997
Expensed after three years through four years	2,476
Expensed after four years through five years	2,100
Thereafter	5,731
Total	$ 21,634

NOTE 8 – DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps Designated as Fair Value Hedges

The Company periodically enters into interest rate swaps to hedge the fair value of certain commercial real estate loans. These transactions are designated as fair value hedges. In this type of transaction, the Company typically receives from the counterparty a variable-rate cash flow based on the one-month London Interbank Offered Rate (LIBOR) or one-month SOFR plus a spread to the index and pays a fixed-rate cash flow equal to the customer loan rate. At December 31, 2025, the portfolio of interest rate swaps had a weighted average maturity of 6.27 years, a weighted average pay rate of 4.45% and a weighted average rate received of 7.10%. At December 31, 2024, the portfolio of interest rate swaps had a weighted average maturity of 5.9 years, a weighted average pay rate of 4.60% and a weighted average rate received of 7.70%.

Interest Rate Swaps Designated as Cash Flow Hedges

The Company has entered into cash flow hedges to hedge future cash flows related to subordinated notes and Federal Home Loan Bank advance interest expense and prime rate adjustable rate loans interest income. These agreements are designated as cash flow hedges and are marked to market through other comprehensive income.

The following table lists the cash flow hedges at December 31, 2025 and 2024.

	December 31, 2025			December 31, 2024		
	Weighted average Maturity in years	Weighted average pay rate	Weighted average rate received	Weighted average Maturity in years	Weighted average pay rate	Weighted average rate received
Subordinated note hedges	9.7	2.81%	6.10%	10.7	2.81%	7.01%
Variable rate FHLB advance hedges	0.2	3.59%	3.71%	1.2	3.58%	4.42%
Total cash flow hedges	0.9	3.53%	3.88%	1.9	3.54%	4.60%

Stand-Alone Derivatives

The Company periodically enters into interest rate swaps with our borrowers and simultaneously enters into swaps with a counterparty with offsetting terms for the purpose of providing our borrowers long-term fixed rate loans. Neither swap is designated as a hedge and both are marked to market through earnings. Through prior acquisitions, the Company obtained swap agreements with counterparties designed to offset the economic impact of fixed-rate loans. These swaps did not have corresponding agreements with the borrowers. At December 31, 2025, this portfolio of interest rate swaps had a weighted average maturity of 6.17 years, weighted average pay rate of 6.79% and a weighted average rate received of 6.82%. At December 31, 2024, this portfolio of interest rate swaps had a weighted average maturity of 5.6 years, a weighted average pay rate of 6.72% and a weighted average rate received of 6.85%.

Reconciliation of Derivative Fair Values and Gains/(Losses)

The notional amount of a derivative contract is a factor in determining periodic interest payments or cash flows received or paid. The notional amount of derivatives serves as a level of involvement in various types of derivatives. The notional amount does not represent the Company's overall exposure to credit or market risk, generally, the exposure is significantly smaller.

The following table shows the notional balances and fair values (including net accrued interest) of the derivatives outstanding by derivative type at December 31, 2025, and December 31, 2024.

	December 31, 2025			December 31, 2024		
	Notional Amount	Derivative Assets	Derivative Liabilities	Notional Amount	Derivative Assets	Derivative Liabilities
Derivatives designated as hedging instruments:						
Interest rate swaps	$ 10,086	$ 935	$ —	$ 14,503	$ 1,465	$ —
Derivatives designated as cash flow hedges:						
Interest rate swaps	107,500	1,881	—	107,500	2,753	—
Total derivatives designated as hedging relationships	117,586	2,816	—	122,003	4,218	—
Derivatives not designated as hedging instruments:						
Interest rate swaps	183,489	2,942	2,808	143,831	3,837	3,546
Total derivatives not designated as hedging instruments	183,489	2,942	2,808	143,831	3,837	3,546
Total	$ 301,075	5,758	2,808	$ 265,834	8,055	3,546
Cash collateral		—	3,359		—	7,270
Netting adjustments		(3,367)	(3,367)		(7,173)	(7,173)
Net amount presented in balance sheet		$ 2,391	$ 2,800		$ 882	$ 3,643

The table below lists designated and qualifying hedged items in fair value hedges at December 31, 2025, and December 31, 2024.

	December 31, 2025			December 31, 2024		
	Carrying Amount	Hedging Fair Value Adjustment	Fair Value Adjustments on Discontinued Hedges	Carrying Amount	Hedging Fair Value Adjustment	Fair Value Adjustments on Discontinued Hedges
Commercial real estate loans	$ 14,337	$ (1,129)	$ (354)	$ 14,985	$ (1,658)	$ (399)
Total	$ 14,337	$ (1,129)	$ (354)	$ 14,985	$ (1,658)	$ (399)

The following table shows net gains or losses on derivatives and hedging activities for the years ended December 31, 2025, 2024, and 2023.

	2025	2024	2023
Derivatives designated as hedging instruments:			
Interest rate swaps	$ 24	$ 18	$ (17)
Total net gains (losses) related to derivatives designated as hedging instruments	24	18	(17)
Derivatives designated as cash flow hedges:			
Interest rate swaps	—	—	—
Total net gains (losses) related to derivatives designated as cash flow hedges	—	—	—
Total net gain (loss) related to hedging relationships	24	18	(17)
Derivatives not designated as hedging instruments:			
Economic hedges:			
Interest rate swaps	766	314	227
Total net gains (losses) related to derivatives not designated as hedging instruments	766	314	227
Net gains (losses) on derivatives and hedging activities	$ 790	$ 332	$ 210

The following table shows the recorded net gains or losses on derivatives and the related hedged items in fair value hedging relationships and the impact of those derivatives on the Company's net interest income for the years ended December 31, 2025, 2024, and 2023.

	December 31, 2025			
	Gain/(Loss) on Derivatives	Gain/(Loss) on Hedged Items	Net Fair Value Hedge Gain/(Loss)	Effect of Derivatives on Net Interest Income
Commercial real estate loans	$ (455)	$ 479	$ 24	$ 444
Total	$ (455)	$ 479	$ 24	$ 444

	December 31, 2024			
	Gain/(Loss) on Derivatives	Gain/(Loss) on Hedged Items	Net Fair Value Hedge Gain/(Loss)	Effect of Derivatives on Net Interest Income
Commercial real estate loans	$ (103)	$ 121	$ 18	$ 612
Total	$ (103)	$ 121	$ 18	$ 612

	December 31, 2023			
	Gain/(Loss) on Derivatives	Gain/(Loss) on Hedged Items	Net Fair Value Hedge Gain/(Loss)	Effect of Derivatives on Net Interest Income
Commercial real estate loans	$ (508)	$ 525	$ 17	$ 717
Total	$ (508)	$ 525	$ 17	$ 717

The following table shows the recorded net gains or losses on derivatives and the related hedged items in cash flow hedging relationships and the impact of those derivatives on the Company's net interest income for the years ended December 31, 2025, 2024 and 2023.

	December 31, 2025		
	Gain/(Loss) on Derivatives	Gain/(Loss) Recorded in Accumulated Other Comprehensive Income	Effect of Derivatives on Net Interest Income
FHLB Advance hedges	$ (554)	$ (421)	$ 662
Subordinated note hedges	(299)	(224)	264
Total	$ (853)	$ (645)	$ 926

	December 31, 2024		
	Gain/(Loss) on Derivatives	Gain/(Loss) Recorded in Accumulated Other Comprehensive Income	Effect of Derivatives on Net Interest Income
Prime based receivable loan hedges	$ 1,157	$ 876	$ (1,267)
FHLB advance hedges	(116)	(86)	1,580
Subordinated note hedges	193	152	340
Total	$ 1,234	$ 942	$ 653

	December 31, 2023		
	Gain/(Loss) on Derivatives	Gain/(Loss) Recorded in Accumulated Other Comprehensive Income	Effect of Derivatives on Net Interest Income
Prime based receivable loan hedges	$ 3,164	$ 2,376	$ (3,942)
FHLB advance hedges	684	517	1,246
Subordinated note hedges	(146)	(105)	246
Total	$ 3,702	$ 2,788	$ (2,450)

NOTE 9 – DEPOSITS

Time deposits that met or exceeded the FDIC insurance limit of $250 totaled $480,526 and $335,565 as of December 31, 2025 and 2024.

At December 31, 2025 and 2024, Insured Cash Sweep ("ICS") reciprocal demand deposits of $571,989 and $469,551 were included in the Company's interest bearing deposits. Also included in savings and money market deposits are $100,226 and $100,596 of ICS reciprocal money market deposits. ICS allows Equity Bank to break large deposits into smaller amounts and place them in a network of other ICS banks to ensure FDIC coverage on the entire deposit.

At December 31, 2025 and 2024, Certificate of Deposit Account Registry Services ("CDARS") deposits of $51,691 and $35,393 were included in the Company's time deposit balance. Of the CDARS deposits at December 31, 2025 and 2024, $51,691 and $35,393 were reciprocal customer funds placed in the CDARS program. CDARS allows Equity Bank to break large deposits into smaller amounts and place them in a network of other CDARS banks to ensure that FDIC insurance coverage is gained on the entire deposit. Reciprocal deposits are not considered brokered deposits as long as the aggregate balance is less than the lesser of 20% of total liabilities or $5 billion and Equity Bank is well capitalized and well rated. All non-reciprocal deposits and reciprocal deposits in excess of regulatory limits are considered brokered deposits.

The following table lists reciprocal and brokered deposits included in total deposits categorized by type.

	December 31, 2025		December 31, 2024
Interest bearing demand			
Reciprocal	$ 571,989	$	469,551
Non-reciprocal brokered	—		75,115
Total interest-bearing demand	571,989		544,666
Savings and money market			
Reciprocal	100,226		100,596
Non-reciprocal brokered	1,605		—
Total saving and money market	101,831		100,596
Time			
Reciprocal	51,691		35,393
Non-reciprocal brokered	70,170		49,998
Total time	121,861		85,391
Total reciprocal and brokered deposits	$ 795,681	$	730,653

At December 31, 2025, the scheduled maturities of time deposits are as follows.

Due in one year or less	$	870,143
Due after one year through two years		74,049
Due after two years through three years		14,347
Due after three years through four years		23,223
Due after four years through five years		2,756
Thereafter		350
Total	$	984,868

NOTE 10 – BORROWINGS

Federal Funds Purchased and Retail Repurchase Agreements

Federal funds purchased and retail repurchase agreements included the following at December 31, 2025 and 2024.

	2025		2024
Federal funds purchased	$ —	$	—
Retail repurchase agreements	$ 39,864	$	37,246

Securities sold under agreements to repurchase (retail repurchase agreements) consist of obligations of the Company to other parties. The obligations are secured by residential mortgage-backed securities held by the Company with a fair value of $41,481 and $45,249 at December 31, 2025 and 2024. The agreements are on a day-to-day basis and can be terminated on demand.

The following table presents the borrowing usage and interest rate information for federal funds purchased and retail repurchase agreements at and for the years ended December 31, 2025 and 2024.

	2025		2024
Average daily balance during the period	$ 41,479	$	39,791
Average interest rate during the period	1.77%		1.89%
Maximum month-end balance during the period	$ 46,708	$	47,312
Weighted average interest rate at period-end	1.46%		1.74%

Federal Home Loan Bank advances

The Federal Home Loan Bank advances as of December 31, 2025, and 2024 were as follows.

	2025	Weighted Average Rate	2024	Weighted Average Rate
Federal Home Loan Bank line of credit advances	$ 200,000	3.89%	$ 78,073	4.57%
Federal Home Loan Bank fixed-rate term advances	100,000	3.84%	100,000	4.50%
Total Federal Home Loan Bank advances	$ 300,000	3.87%	$ 178,073	4.53%

At December 31, 2025 and 2024, the Company had undisbursed advance commitments (letters of credit) with the Federal Home Loan Bank of $64,635 and $118,326. These letters of credit were obtained in lieu of pledging securities to secure public fund deposits that are over the FDIC insurance limit.

The advances, Mortgage Partnership Finance credit enhancement obligations and letters of credit were collateralized by certain qualifying loans of $932,939 at December 31, 2025, and qualifying loans of $885,128 and securities of $79,417 for a total of $964,545 at December 31, 2024. Based on this collateral and the Company's holdings of Federal Home Loan Bank stock, the Company was eligible to borrow an additional $567,399 and $667,092 at December 31, 2025 and 2024.

Federal Reserve Bank Borrowings

At December 31, 2025 and 2024, the Company had a borrowing capacity of $1,863,782 and $648,183, for which the Company has pledged loans with an outstanding balance of $2,456,465 at December 31, 2025 and pledged loans with an outstanding balance of $852,957 and securities with a fair value of $9,070 at December 31, 2024. At December 31, 2025 and December 31, 2024 there were no outstanding borrowings under the Federal Reserve's Bank Term Funding Program.

Bank Stock Loan

The Company entered into an agreement with an unaffiliated financial institution and is secured by the Company's stock in Equity Bank. The loan was renewed on February 10, 2023, with a new maturity date of February 10, 2024. With this renewal, the maximum borrowing amount remained at $25,000. Each note will bear interest at the greater of a variable interest rate equal to the prime rate published in the "Money Rates" section of The Wall Street Journal (or any generally recognized successor), floating daily, or a floor of 3.25%. Accrued interest and principal payments will be due quarterly with one final payment of unpaid principal and interest due at the end of the five-year term of each separate note. The Company is also required to pay an unused commitment fee in an amount equal to 20 basis points per annum on the unused portion of the maximum borrowing facility due on the maturity date of the renewal.

The loan was renewed and amended on February 10, 2024, with the same terms as the previous renewal and a new maturity date of February 10, 2025.

The loan was renewed and amended on February 10, 2025, with the same terms as the previous renewal and a new maturity date of February 10, 2026.

The loan was renewed and amended on February 10, 2026, with the same terms as the previous renewal and a new maturity date of February 10, 2027. The maximum borrowing amount at December 31, 2025, was $25,000.

There were no bank stock loan advances as of December 31, 2025, or December 31, 2024.

The terms of the borrowing facility require the Company and Equity Bank to maintain minimum capital ratios and other covenants. For the twelve months ended December 31, 2025, the Company was in compliance with all terms of the borrowing facility. For the twelve months ended December 31, 2024, the Company was in compliance with all terms of the borrowing facility.

NOTE 11 – SUBORDINATED DEBT

The following table lists outstanding subordinated debt as of December 31, 2025 and 2024.

	2025	2024
Subordinated debentures	$ 24,308	$ 23,946
Subordinated notes	73,837	73,531
Total	$ 98,145	$ 97,477

Subordinated Debentures

In conjunction with the 2012 acquisition of First Community Bancshares, Inc. (FCB), the Company assumed certain subordinated debentures owed to special purpose unconsolidated subsidiaries that are controlled by the Company, FCB Capital Trust II and FCB Capital Trust III, ("CTII" and "CTIII", respectively).

On March 24, 2005, CTII, an unconsolidated subsidiary of the Company, issued $10,000 of variable rate trust preferred securities, all of which are outstanding at December 31, 2025 and 2024. The trust preferred securities issued by CTII were initially issued to accrue and pay distributions quarterly at three-month LIBOR plus 2.00%; however, on July 12, 2023, after the LIBOR transition it will now accrue and pay distributions quarterly at three-month CME term SOFR plus a tenor spread adjustment of 0.26% plus 2.00% on the stated liquidation amount of the trust preferred securities. As an integral part of the acquisition of FCB, the

Company has guaranteed fully and unconditionally all of the obligations of CTII. The guaranty covers the quarterly distributions and payments on liquidation or redemption of the trust preferred securities. These trust preferred securities are mandatorily redeemable upon maturity on April 15, 2035, or upon earlier redemption. The Company has the right to redeem the trust preferred securities in whole or in part, on or after April 15, 2015, at a redemption price specified in the indenture plus any accrued but unpaid interest to the redemption date. The proceeds from the sale of the trust preferred securities and the issuance of $310 in common securities to FCB were used by CTII to purchase $10,310 of floating rate subordinated debentures of FCB which have the same payment terms as the trust preferred securities.

On March 30, 2007, CTIII, an unconsolidated subsidiary of the Company, issued $5,000 of variable rate trust preferred securities, all of which are outstanding at December 31, 2025 and 2024. The trust preferred securities issued by CTIII were initially issued to accrue and pay distributions quarterly at three-month LIBOR plus 1.89%; however, on September 15, 2023, after the LIBOR transition it will now accrue and pay distributions quarterly at three-month CME term SOFR plus a tenor spread adjustment of 0.26% plus 1.89% on the stated liquidation amount of the trust preferred securities. As an integral part of the acquisition of FCB, the Company has guaranteed fully and unconditionally all of the obligations of CTIII. The guaranty covers the quarterly distributions and payments on liquidation or redemption of the trust preferred securities. These trust preferred securities are mandatorily redeemable upon maturity on June 15, 2037, or upon earlier redemption. The Company has the right to redeem the trust preferred securities in whole or in part at a redemption price specified in the indenture plus any accrued but unpaid interest to the redemption date. The proceeds from the sale of the trust preferred securities and the issuance of $155 in common securities to FCB were used by CTIII to purchase $5,155 of floating rate subordinated debentures of FCB which have the same payment terms as the trust preferred securities.

In conjunction with the 2016 acquisition of Community First Bancshares, Inc. (CFBI), the Company assumed certain subordinated debentures owed to a special purpose unconsolidated subsidiary, Community First (AR) Statutory Trust I, ("CFSTI"). The trust preferred securities issued by CFSTI were initially issued to accrue and pay distributions quarterly at three-month LIBOR plus 3.25%; however, on September 26, 2023, after the LIBOR transition it will now accrue and pay distributions quarterly at three-month CME term SOFR plus a tenor spread adjustment of 0.26% plus 3.25% on the stated liquidation amount of the trust preferred securities.

On December 19, 2002, CFBI., an unconsolidated subsidiary of the Company, issued $5,155 of variable rate trust preferred securities, all of which are outstanding at December 31, 2025 and 2024. As an integral part of the acquisition of CFBI, the Company has guaranteed fully and unconditionally all of the obligations of CFBI. The guaranty covers the quarterly distributions and payments on liquidation or redemption of the trust preferred securities. These trust preferred securities are mandatorily redeemable upon maturity on December 26, 2032, or upon earlier redemption. The Company has the right to redeem the trust preferred securities in whole or in part at a redemption price specified in the indenture plus any accrued but unpaid interest to the redemption date. The proceeds from the sale of the trust preferred securities and the issuance of $5,000 in common securities to CFBI were used by CFBI to purchase $5,155 of floating rate subordinated debentures of CFBI which have the same payment terms as the trust preferred securities.

In conjunction with the 2021 acquisition of ASBI, the Company assumed certain subordinated debentures owed to a special purpose unconsolidated subsidiary, American State Bank Statutory Trust I, ("ASBSTI"). The trust preferred securities issued by ASBSTI were initially issued to accrue and pay distributions quarterly at three-month LIBOR plus 1.80%; however, on September 15, 2023, after the LIBOR transition it will now accrue and pay distributions quarterly at three-month CME term SOFR plus a tenor spread adjustment of .26% plus 1.80% on the stated liquidation amount of the trust preferred securities, all of which are outstanding at December 31, 2025, and December 31, 2024. These trust preferred securities are mandatorily redeemable upon maturity on September 15, 2035, or upon earlier redemption.

On September 15, 2005, ASBSTI, an unconsolidated subsidiary of the Company, issued $7,500 of variable rate trust preferred securities, all of which are outstanding at December 31, 2025 and 2024. As an integral part of the acquisition of ASBI, the Company has guaranteed fully and unconditionally all of the obligations of ASBSTI. The guaranty covers the quarterly distributions and payments on liquidation or redemption of the trust preferred securities. These trust preferred securities are mandatorily redeemable upon maturity on September 15, 2035, or upon earlier redemption. The Company has the right to redeem the trust preferred securities in whole or in part at a redemption price specified in the indenture plus any accrued but unpaid interest to the redemption date. The proceeds from the sale of the trust preferred securities and the issuance of $232 in common securities to ASBI were used by ASBSTI to purchase $7,732 of floating rate subordinated debentures of ASBI which have the same payment terms as the trust preferred securities.

The Company recorded debentures at an estimated fair value of $8,270, $4,187 and $7,732 as part of the acquisitions of FCB, CFBI and ASBSTI. The initial fair value adjustments will be amortized against earnings on a prospective basis.

At December 31, 2025 and 2024, the contractual balance and the unamortized fair value adjustments were as shown below.

		2025				2024	
		Weighted Average Rate	Weighted Average Term in Years			Weighted Average Rate	Weighted Average Term in Years
CTII subordinated debentures	$ 10,310	6.17%	9.3	$	10,310	6.92%	10.3
CTIII subordinated debentures	5,155	5.87%	11.5		5,155	6.51%	12.5
CFSTI subordinated debentures	5,155	7.20%	7.0		5,155	7.84%	8.0
ASBII subordinated debentures	7,732	5.78%	9.7		7,732	6.42%	10.7
Total contractual balance	28,352				28,352		
Fair market value adjustments	(4,044)				(4,406)		
Total subordinated debentures	$ 24,308			$	23,946		

Subordinated debentures are included in Tier 1 capital for purposes of determining the Company's compliance with regulatory capital requirements.

Subordinated Notes

On June 29, 2020, the Company entered into Subordinated Note Purchase Agreements with certain qualified institutional buyers and institutional accredited investors pursuant to which the Company issued and sold $42,000 in aggregate principal amount of its 7.00% Fixed-to-Floating Rate Subordinated Notes due 2030. The notes were issued under an Indenture, dated as of June 29, 2020 (the "Indenture"), by and between the Company and UMB Bank, N.A., as trustee. The notes will mature on June 30, 2030. From June 29, 2020, through June 29, 2025, the Company will pay interest on the notes semi-annually in arrears on June 30 and December 30 of each year, commencing on December 30, 2020, at a fixed interest rate of 7.00%. Beginning June 30, 2025, the notes convert to a floating interest rate, to be reset quarterly, equal to the then-current Three-Month Term SOFR, as defined in the Indenture, plus 688 basis points. Interest payments during the floating-rate period will be paid quarterly in arrears on March 30, June 30, September 30 and December 30 of each year, commencing on September 30, 2025. On July 23, 2020, the Company closed on an additional $33,000 of subordinated notes with the same terms as the June 29, 2020, issue.

On June 30, 2025 the Company executed an early redemption on the subordinated note above. The Company realized a loss of $1,361 from the write off of debt issue costs from the debt extinguishment.

On July 17, 2025, the Company entered into new Subordinated Note Purchase Agreements with certain qualified institutional buyers and institutional accredited investors pursuant to which the Company issued and sold $75,000 in aggregate principal amount of its 7.125% Fixed-to-Floating Rate Subordinated notes due 2035. The notes were issued under an Indenture, dated as of July 17, 2025 (the "Indenture"), by and between the Company and UMB Bank, N.A., as trustee. The notes will mature on August 1, 2035. From July 17, 2025, through August 1, 2030, the Company will pay interest on the notes semi-annually in arrears on February 1 and August 1 of each year, commencing on February 1, 2026, at a fixed interest rate of 7.125%. Beginning August 1, 2030 the notes convert to a floating interest rate, to be reset quarterly, equal to the then-current Three-Month Term SOFR, as defined in the Indenture, plus 349 basis points for each quarterly interest period during the floating rate period. Interest payments during the floating-rate period will be paid quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, commencing on November 1, 2030.

Subordinated notes as of December 31, 2025, and December 31, 2024, are listed below.

		December 31, 2025				December 31, 2024	
		Weighted Average Rate	Weighted Average Term in Years			Weighted Average Rate	Weighted Average Term in Years
Subordinated notes	$ 75,000	7.13%	9.6	$	75,000	7.00%	5.5
Total principal outstanding	75,000				75,000		
Debt issuance cost	(1,163)				(1,469)		
Total subordinated notes	$ 73,837			$	73,531		

Subordinated notes are included in Tier 2 capital for purposes of determining the Company's compliance with regulatory capital requirements.

Future Principal Repayments

Future principal repayments of the December 31, 2025, outstanding balances for all borrowings are as follows.

	Retail Repurchase Agreements	FHLB Advances	Subordinated Debentures	Subordinated Notes	Total
Due in one year or less	$ 39,864	$ 300,000	$ —	$ —	$ 339,864
Due after one year through two years	—	—	—	—	—
Due after two years through three years	—	—	—	—	—
Due after three years through four years	—	—	—	—	—
Due after four years through five years	—	—	—	—	—
Thereafter	—	—	28,352	75,000	103,352
Total	$ 39,864	$ 300,000	$ 28,352	$ 75,000	$ 443,216

NOTE 12 – STOCKHOLDERS' EQUITY

Preferred Stock

The Company's articles of incorporation provide for the issuance of shares of preferred stock. There were no shares of preferred stock outstanding at December 31, 2025, 2024, or 2023.

Common stock

The Company's articles of incorporation provide for the issuance of 45,000,000 shares of Class A voting common stock ("Class A common stock") and 5,000,000 shares of Class B non-voting common stock ("Class B common stock"), both of which have a par value of $0.01 per share.

On December 2, 2024, the Company entered into an underwriting agreement in connection with the registered private offering of 1,797,600 shares of the Company's Class A common stock at a price of $44.50 per share, including the underwriters' option to purchase 269,640 additional shares of Class A common stock, with an underwriter discount price of $27.44 per share. On December 4, 2024, the company issued and sold 2,067,240 shares of its Class A common stock pursuant to the underwriting agreement, which included the exercise in full of the underwriters' option to purchase additional shares of Class A common stock. The net proceeds to the Company from the common stock offering after deducting underwriting discounts and offering expenses payable by the Company, were approximately $86,959.

 At December 31, 2025 and 2024, the following table presents shares that were issued and were held in treasury or were outstanding.

	2025	2024
Class A common stock – issued	24,688,892	22,807,163
Class A common stock – held in treasury	(5,735,107)	(5,379,537)
Class A common stock – outstanding	18,953,785	17,427,626
Class B common stock – issued	234,903	234,903
Class B common stock – held in treasury	(234,903)	(234,903)
Class B common stock – outstanding	—	—

Treasury stock is stated at cost, determined by the first-in, first-out method.

In September of 2022, the Company's Board of Directors authorized an additional repurchase of up to 1,000,000 shares of the Company's outstanding common stock, from time to time, beginning October 1, 2022, and concluding September 30, 2023. Under this program, during the year ended December 31, 2023 and 2022, the company repurchased a total of 832,893 shares of the Company's outstanding common stock at an average price paid of $27.89 per share. At September 30, 2023, there were 167,107 shares remaining under this program that expired.

In July of 2023, the Company's Board of Directors authorized an additional repurchase of up to 1,000,000 shares of the Company's outstanding common stock, from time to time, beginning October 1, 2023, and concluding September 30, 2024. The repurchase program does not obligate the Company to acquire a specific dollar amount or number of shares and it could be extended, modified or discontinued at any time without notice. Under this program, during the years ended December 2024 and 2023, the company repurchased a total of 362,573 shares of the Company's outstanding common stock at an average price paid of $32.71 per share. At September 30, 2024 there were 637,427 shares remaining under the program that expired.

In September of 2024, the Company's Board of Directors approved a share repurchase plan for up to 1,000,0000 shares of outstanding common stock beginning on October 1, 2024, and concluding on September 30, 2025. The repurchase program does not obligate the Company to acquire a specific dollar amount or number of shares and it could be extended, modified or discontinued at any time without notice. Non-objection from the Federal Reserve Bank of Kansas City related to this repurchase plan was received October 7, 2024. Under this program, during years ended December 2025 and 2024, the Company repurchased a total of 175,732 shares of the Company's outstanding common stock at an average price paid of $37.11 per share. At September 30, 2025, there were 816,768 shares remaining under the program that expired.

In September of 2025, the Company's Board of Directors approved a share repurchase plan for up to 1,000,000 shares of outstanding common stock beginning on October 1, 2025, and concluding on September 30, 2026. The repurchase program does not obligate the Company to acquire a specific dollar amount or number of shares, and it may be extended, modified or discontinued at any time without notice. Non-objection from the Federal Reserve Bank of Kansas City related to this repurchase plan was received September 23, 2025. Under this program, during year ended December 2025, the Company repurchased a total of 172,338 shares of the Company's outstanding common stock at an average price paid of $41.69 per share. At December 31, 2025, there were 808,577 shares remaining under the program.

Accumulated Other Comprehensive Income (Loss)

For the years ended December 31, 2025 and December 31, 2024, accumulated other comprehensive income consisted of (i) the after-tax effect of unrealized gains (losses) on available-for-sale securities and (ii) unrealized gains (losses) on cash flow hedges. During 2025, 2024, and 2023, there were $(53,293), $(267) and $(52,013) of gains/(losses) reclassified from accumulated other comprehensive income/(losses) to net gains on sales of and settlement of securities within the consolidated statements of income.

Components of accumulated other comprehensive income as of December 31, 2025 and 2024, were as follows.

	Available -for-Sale Securities		Cash Flow Hedges		Accumulated Other Comprehensive Income	
December 31, 2025						
Net unrealized or unamortized gains (losses)	$	8,098	$	1,220	$	9,318
Tax effect		(1,996)		(290)		(2,286)
	$	6,102	$	930	$	7,032
December 31, 2024						
Net unrealized or unamortized gains (losses)	$	(74,797)	$	2,073	$	(72,724)
Tax effect		18,041		(498)		17,543
	$	(56,756)	$	1,575	$	(55,181)

NOTE 13 – INCOME TAXES

Income tax expense for the year ended December 31, 2025, 2024, and 2023 is listed in the following table. The Company does not conduct business outside the United States and has no foreign income or foreign tax expense.

		2025		2024		2023
Current income tax expense						
Federal	$	7,960	$	13,847	$	(3,072)
State		799		1,017		101
Total current income tax expense		8,759		14,864		(2,971)
Deferred income tax expense (benefit)						
Federal		(4,468)		2,703		(2,349)
State		(637)		(1,907)		(86)
Total deferred income tax expense (benefit)		(5,105)		796		(2,435)
Total income tax expense	$	3,654	$	15,660	$	(5,406)

The Company adopted ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" on a prospective basis beginning with the year ended December 31, 2025. A reconciliation of income tax expense at the U.S. federal statutory rate (21% in 2025) to the Company's actual income tax expense for the year ended December 31, 2025 is shown below.

	2025	ETR
Computed at the Statutory rate	$ 5,540	21.0%
Increase (decrease) resulting from:		
State and local taxes, net of federal benefit[1]	491	1.9%
Tax Credits		
Federal tax credits	(8)	0.0%
PAM investments	(453)	(1.7)%
Non-taxable or non-deductible items		
Tax-exempt interest	(524)	(2.0)%
Non-taxable life insurance income	(1,620)	(6.1)%
Captive income excluded	(331)	(1.3)%
Transaction costs	338	1.3%
Executive compensation	416	1.6%
Other	436	1.6%
Other		
Tax interest or expense included in income	(631)	(2.4)%
Income tax expense	$ 3,654	13.9%

[1] State taxes in Kansas made up the majority (greater than 50%) of the tax effect in this category.

The following table presents the required disclosures prior to our adoption of ASU 2023-09 and a reconciliation of income tax expense at the U.S. federal statutory rate (21% in 2024 and 2023) to the Company's actual income tax expense for the year ended December 31, 2024, and 2023.

	2024	2023
Computed at the statutory rate	$ 16,439	$ 507
Increase (decrease) resulting from:		
State and local taxes, net of federal benefit	364	(517)
Tax-exempt interest	(332)	(412)
Non-taxable life insurance income	(1,043)	(852)
Non-deductible expenses	426	814
Share-based payments	(477)	2
Federal tax credits	(92)	(3,715)
Investments reported under proportional amortization method	(1,441)	(1,253)
Bargain purchase gain	(448)	—
Change in valuation allowance	(1,410)	98
Other	316	171
Non-deductible transactions costs	56	62
Captive insurance company	(273)	(311)
BOLI surrender	3,575	—
Income tax expense	$ 15,660	$ (5,406)

The decrease in income tax expense when comparing December 31, 2024 to December 31, 2025 is the result of prior year gains on the surrender of BOLI and related penalties offset by tax planning benefits, both of which did not recur in the current year. The non-recurring impacts from the prior year, in conjunction with current year benefits from interest income related to a Corporate Application for Tentative refund filed to carry back excess general business credits combined with other permanent tax benefits, offset by return to provision adjustments related to the 2024 federal income tax return resulted in an overall decrease in the tax rate year over year which was amplified by a reduction in year over year pre-tax income due to the current year sale of bonds.

Components of deferred tax assets and liabilities at December 31, 2025 and 2024 are shown in the table below.

	2025	2024
Deferred tax assets		
Allowance for credit losses	$ 13,423	$ 10,812
Tax credit carryforwards	5,137	635
Goodwill amortization	1,657	1,952
Accrued compensation	2,800	2,270
Net operating loss and attribute carryforwards	3,700	3,473
Net unrealized (gains) losses on securities and cash flow hedges	—	17,544
Other real estate owned	667	661
Acquired loans fair market value adjustments	2,874	81
Deferred Revenue	1,844	209
Acquired securities retained	772	1,114
Other	1,126	650
Gross deferred tax assets	34,000	39,401
Deferred tax liabilities		
Assumed debt fair market value adjustments	961	1,061
Depreciation	5,793	5,222
Federal Home Loan Bank stock dividends	89	121
Core deposit intangibles	4,455	2,644
Net unrealized (gains) losses on securities and cash flow hedges	2,285	—
Prepaid expenses	704	684
Other	977	841
Gross deferred tax liabilities	15,264	10,573
Valuation allowance	(752)	(852)
Net deferred tax asset (liability)	$ 17,984	$ 27,976

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. The Company generated excess capital losses of $463 in 2025. Capital losses may generally be carried back three years and carried forward five years and are expected to be utilized before the expiration date of December 31, 2030. Additionally, the Company generated excess federal tax credits of $4,590 in 2025 that may be carried back one to three years and carried forward twenty years. Unused federal tax credit carryforwards generally expire after 20 years. The tax credits are expected to be utilized prior to the expiration date of December 31, 2045. Acquired federal tax credits totaling $548 at December 31, 2025, will expire between 2032 and 2034. The utilization of these tax credit carryforwards is not expected to be limited by Internal Revenue Code ("IRC") sections 382 and 383.

The Company and its subsidiaries are subject to U.S. federal income tax as well as state income tax in multiple jurisdictions. The company utilized a portion of state net operating losses generated in previous periods. These net operating losses (excluding the state of Kansas) do not have a valuation allowance as they are expected to be utilized prior to their expiration which varies by state ranging from December 31, 2038, to December 31, 2043. Commercial banks are not allowed to file consolidated Kansas returns with non-bank group members. The state of Kansas allows net operating losses incurred for tax years beginning after December 31, 2017, to be carried forward indefinitely while those generated prior to this can be carried forward ten years. The Company utilized $5,491 of Kansas net operating loss for the year ended December 31, 2025. At the end of the period, the Company had unused Kansas net operating loss carryforwards of approximately $42,786 generated through operations and $9,522 acquired through acquisitions. These net operating losses have a valuation allowance of $14,648 recorded against them and may be carried forward indefinitely as they were generated after December 31. 2017.

The valuation allowance for deferred tax assets as of December 31, 2024, and December 31, 2025 was $852 and $752 respectively. The valuation allowance at each date was primarily related to Kansas state net operating losses recognized for financial reporting purposes. In establishing a valuation allowance, management considers whether it is more likely than not that some or all the deferred tax assets will not be realized. Based on this analysis, certain deferred tax assets have a valuation allowance recorded against them resulting in a zero carrying value. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities (including the effect in available carryback and carryforward periods), projected taxable income, and tax-planning strategies in making this assessment. For the year ending December 31, 2025, the Company recorded a net valuation allowance decrease of $100 as a result of management's reassessment of the amount of net operating loss deferred tax assets that are more likely than not to be realized.

There are no material unrecognized tax benefits for the years ended December 31, 2025 and 2024

The Company is generally no longer subject to U.S. federal, state and local tax examinations for years before 2021. There are currently no examinations open at the federal or state level. During the tax year ended December 31, 2024, a Corporate Application for Tentative Refund was filed to carry back excess general business credits from 2023 to 2020, 2021 and 2022 tax years resulting in a refund of $14.9 million which was received in the second quarter of 2025. Pursuant to Section 6405 of the Internal Revenue Code, refunds in excess of $5 million to a corporate taxpayer must be reviewed by the Joint Committee on Taxation (JCT). Accordingly, the IRS has referred the proposed refund to the JCT for review. While tax years ending 12/31/2020 and 12/31/2021 are closed for audit purposes, tax year ending 12/31/2022 remains open and, under request from the IRS, the statute of limitation has been extended to October 31, 2027.

On July 4, 2025, the United States enacted tax reform legislation through the One Big Beautiful Bill Act, which changes existing U.S. tax laws, including extending or making permanent certain provisions of the Tax Cuts and Jobs Act, repealing certain clean energy initiatives, in addition to other changes. The Company did not experience any material impacts to deferred tax assets and liabilities and to income taxes payable in the period of enactment. The Company will continue to evaluate the impact the new legislation will have on the consolidated financial statements for future years.

Cash Taxes Paid

The Company adopted ASU 2023-09 on a prospective basis for the year December 31, 2025 and have included the following table as a result of our adoption, which presents income taxes paid (net of refunds received) for the year ended December 31, 2025. For the years ended 2024 and 2023, income taxes paid, net of refunds was $6,195 and $3,467.

	2025
Income taxes	
Federal	$ (11,152)
State	(174)
Income taxes paid, net of refunds	$ (11,326)

NOTE 14 – REGULATORY MATTERS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Regulatory capital rules require banks to maintain a Common Equity Tier 1 capital ratio of 6.5%, a total Tier 1 capital ratio of 8%, a total capital ratio of 10% and a leverage ratio of 5% to be deemed "well capitalized" for purposes of certain rules and prompt corrective action requirements. The risk-based ratios include a "capital conservation buffer" of 2.5%. An institution is subject to limitations on certain activities, including payment of dividends, share repurchases and discretionary bonuses to executive officers, if its capital level is below the buffer amount. Management believes as of December 31, 2025, the Company and Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as are asset growth and acquisitions and capital restoration plans are required.

As of December 31, 2025, the most recent notifications from the federal regulatory agencies categorized Equity Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Equity Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Equity Bank's category.

The Company's and Equity Bank's capital amounts and ratios at December 31, 2025 and 2024, are presented in the tables below. Ratios provided for Equity Bancshares, Inc. represent the ratios of the Company on a consolidated basis.

	Actual		Minimum Required for Capital Adequacy Under Basel III		To Be Well Capitalized Under Prompt Corrective Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2025						
Total capital to risk weighted assets						
Equity Bancshares, Inc.	$ 769,823	16.31%	$ 495,484	10.50%	$ N/A	N/A
Equity Bank	691,869	14.80%	490,860	10.50%	467,485	10.00%
Tier 1 capital to risk weighted assets						
Equity Bancshares, Inc.	641,476	13.59%	401,106	8.50%	N/A	N/A
Equity Bank	637,359	13.63%	397,363	8.50%	373,988	8.00%
Common equity Tier 1 capital to risk weighted assets						
Equity Bancshares, Inc.	617,168	13.08%	330,323	7.00%	N/A	N/A
Equity Bank	637,359	13.63%	327,240	7.00%	303,866	6.50%
Tier 1 leverage to average assets						
Equity Bancshares, Inc.	641,476	10.64%	241,199	4.00%	N/A	N/A
Equity Bank	637,359	10.60%	240,602	4.00%	300,753	5.00%

	Actual		Minimum Required for Capital Adequacy Under Basel III		To Be Well Capitalized Under Prompt Corrective Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2024						
Total capital to risk weighted assets						
Equity Bancshares, Inc.	$ 720,736	18.07%	$ 418,716	10.50%	$ N/A	N/A
Equity Bank	607,579	15.27%	417,722	10.50%	397,830	10.00%
Tier 1 capital to risk weighted assets						
Equity Bancshares, Inc.	602,496	15.11%	338,961	8.50%	N/A	N/A
Equity Bank	562,870	14.15%	338,156	8.50%	318,264	8.00%
Common equity Tier 1 capital to risk weighted assets						
Equity Bancshares, Inc.	578,550	14.51%	279,144	7.00%	N/A	N/A
Equity Bank	562,870	14.15%	278,481	7.00%	258,590	6.50%
Tier 1 leverage to average assets						
Equity Bancshares, Inc.	602,496	11.67%	206,442	4.00%	N/A	N/A
Equity Bank	562,870	10.93%	206,000	4.00%	257,500	5.00%

Equity Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval.

NOTE 15 – RELATED PARTY TRANSACTIONS

At December 31, 2025 and 2024, the Company had loans outstanding to executive officers, directors, significant stockholders and their affiliates (related parties) in the amount of $20,058 and $11,696. Changes during 2025 are listed below.

	2025
Balance at January 1, 2025	$ 11,696
New loans/advances	4,731
Added individuals	8,409
Repayments	(4,778)
Balance at December 31, 2025	$ 20,058

At December 31, 2025 and 2024, the Company had deposits from executive officers, directors, significant stockholders and their affiliates (related parties) in the amount of $16,404 and $11,652.

The Company has a director that is the Chief Executive Officer of a design and construction firm that the Company periodically engages to perform general contractor services. For the years ended December 31, 2025, 2024 and 2023, the Company paid the design and construction firm $6,455, $2,180, and $5,768, and substantially all of these payments are capitalized as premises and equipment and depreciated over the estimated life of the property. At December 31, 2025 and 2024, the Company had no accrued payables outstanding to the design and construction firm.

NOTE 16 – EMPLOYEE BENEFITS

The Company has a defined contribution profit sharing plan and a retirement savings 401(k) plan covering substantially all employees. Employees may contribute up to IRS maximum contribution limit. Contributions to the profit-sharing plan and 401(k) plan are discretionary and are determined annually by the Board of Directors. Employer contributions charged to expense for 2025, 2024, and 2023 were $2,106, $1,291 and $1,346.

As a result of the acquisition of First Independence, the Company assumed the obligations related to First Independence's participation in the Pentegra Defined Benefit Plan for Financial Institutions, a tax-qualified defined benefit pension plan. The Pentegra Defined Benefit Plan is treated as a multi-employer plan for accounting purposes but operates as a multiple-employer plan under the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code. As a result, certain multi-employer plan disclosures are not applicable to the Pentegra Defined Benefit Plan. Under the Pentegra Defined Benefit Plan, contributions made by a participating employer may be used to provide benefits to employees of other participating employers because assets contributed by an employer are not segregated in a separate account or restricted to provide benefits only to employees of that employer. Also, in the event a participating employer is unable to meet its contribution requirements, the required contributions for the other participating employers could increase proportionately.

The Pentegra Defined Benefit Plan covered substantially all officers and employees of First Independence who began employment prior to December 31, 2009, with 47 participants retaining benefits under the plan.

The Pentegra Defined Benefit Plan operates on a fiscal year from July 1 through June 30 and files one Form 5500 on behalf of all employers who participate in the plan. The Employer Identification Number is 13-5645888 and the three-digit plan number is 333. There are no collective bargaining agreements in place at the Company.

The Pentegra Defined Benefit Plan's annual valuation process includes calculating the plan's funded status and separately calculating the funded status of each participating employer. The funded status is defined as the market value of assets divided by the funding target (100 percent of the present value of all benefit liabilities accrued at that date). As permitted by ERISA, the Pentegra Defined Benefit Plan accepts contributions for the prior plan year up to eight and a half months after the asset valuation date. As a result, the fair value of assets at the valuation date (July 1) will increase by any subsequent contributions designated for the immediately preceding plan year ended June 30. The most recent Form 5500 available for the Pentegra Defined Benefit Plan is for the year ended June 30, 2024.

The following table presents the net pension cost and funded status of the Company relating to the Pentegra Defined Benefit Plan since the date of acquisition (dollar amounts in thousands).

	2025	2024
Net pension cost charged to salaries and employee benefits	$ 65	$ 65
Pentegra defined benefit plan funded status as of July 1	113.79%	111.97%
Plan's funded status as of July 1	91.36%	88.99%
Contributions paid to the plan	$ 105	$ 74

The Company's contributions to the Pentegra Defined Benefit Plan were less than 5.00% of the total contributions to the Pentegra Defined Benefit plan for the plan year ended June 30, 2023.

The Bank sponsors and maintains the Equity Bank Executive Deferred Compensation Plan (the "SERP"). The SERP is an unfunded nonqualified deferred compensation plan intended to provide supplemental retirement benefits to key employees of the Company (which may include any of our named executive officers). Participants in the SERP receive notional contributions to their SERP accounts at such time(s) and in such amount(s) as approved by the Compensation Committee. Amounts notionally credited to a participant's account under the SERP will be adjusted for earnings and losses based on the participant's investment elections (which currently mirror the investment fund options available under the Bank's 401(k) retirement savings plan). A participant becomes vested in his or her SERP account based on the participant's completed years of SERP participation, with vesting currently at a rate of 10% for each completed year of SERP participation. Employer contributions charged to expense for 2025, 2024, and 2023 were $850, $408 and $66.

NOTE 17 – SHARE-BASED PAYMENTS

The Company's 2022 Omnibus Equity Plan (the Plan) reserved 1,760,000 shares for the grant of non-qualified stock options, restricted stock units, restricted stock and unrestricted stock to its employees and directors. The Plan replaced the Amended and Restated 2013 Stock Incentive Plan (2013 Plan). Under the 2013 Plan, there were 105,572 and 148,768 remaining fully vested and exercisable options outstanding at December 31, 2025 and 2024. No new grants of options may be made under the 2013 Plan. The Company believes that stock-based awards better align the interests of its employees with those of its stockholders. Under the Company's 2025 and 2024 director compensation policy, the directors receive a portion of their compensation in stock.

The following tables summarize the share and expense activity for the directors for the years ended December 31, 2025, and 2024.

	December 31, 2025				December 31, 2024			
	Stock Options	Restricted Stock Units	Restricted Stock Awards	Total	Stock Options	Restricted Stock Units	Restricted Stock Awards	Total
Outstanding at beginning of year	32,131	—	7,768	39,899	56,339	—	15,400	71,739
Granted	3,803	—	9,700	13,503	9,838	—	7,768	17,606
Vested	—	—	(7,768)	(7,768)	—	—	(15,400)	(15,400)
Exercised	(6,221)	—	—	(6,221)	(34,046)	—	—	(34,046)
Forfeited or expired	—	—	—	—	—	—	—	—
Outstanding at end of year	29,713	—	9,700	39,413	32,131	—	7,768	39,899
Fully vested and expected to vest	29,713	—	—	29,713	32,131	—	—	32,131
Exercisable at end of year	25,910	—	—	25,910	22,293	—	—	22,293

	December 31, 2025				December 31, 2024			
	Stock Options Expense	Restricted Stock Units Expense	Restricted Stock Awards Expense	Total	Stock Options Expense	Restricted Stock Units Expense	Restricted Stock Awards Expense	Total
Granted	$ 40	$ —	$ 247	$ 287	$ 94	$ —	$ 175	$ 269
Vested	46	—	86	132	—	—	112	112
Forfeited or expired	—	—	—	—	—	—	—	—
Outstanding at end of year	$ 86	$ —	$ 333	$ 419	$ 94	$ —	$ 287	$ 381

Stock Option Awards: Options granted to directors and employees under the Plan vest depending on the passage of time or the achievement of performance targets, depending on the terms of the underlying grant.

The following tables summarize stock option activity for the years ended December 31, 2025 and 2024.

December 31, 2025	Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)		Aggregate Intrinsic Value
Outstanding at beginning of year	495,180	$	30.07	9	$	6,101
Granted	23,743		43.02	9		39
Exercised	(12,471)		25.35	—		(241)
Forfeited or expired	(48,319)		31.32	8		(644)
Outstanding at end of year	458,133	$	30.74	7	$	6,373
Fully vested and expected to vest	458,133	$	30.74	7	$	6,373
Exercisable at end of year	182,612	$	30.68	5	$	2,551

December 31, 2024	Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)		Aggregate Intrinsic Value
Outstanding at beginning of year	376,446	$	26.71	5	$	2,780
Granted	307,872		31.48	9		3,068
Exercised	(147,777)		23.73	1		(2,762)
Forfeited or expired	(41,361)		32.68	8		(403)
Outstanding at end of year	495,180	$	30.07	9	$	6,101
Fully vested and expected to vest	495,180	$	30.07	9	$	6,101
Exercisable at end of year	148,768	$	30.37	8	$	1,793

The fair values of stock options granted during the years ended December 31, 2025, 2024, and 2023, were estimated to be $18.23 per share, $13.06 per share, and $9.86 per share. The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model. Expected stock price volatility is based on the weighted average of historical volatility of Equity Bank stock and the KBW Nasdaq Bank Index. The expected term of options granted is based on the Simplified Method. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair values of options granted were determined using the following weighted-average assumptions as of grant dates.

	2025	2024
Risk free rate	4.29%	4.28%
Market value of stock on grant date	$ 43.02	$ 31.48
Expected term (in years)	5.7	7.1
Expected volatility	37.34%	34.31%
Dividend rate	1.28%	1.29%

Compensation expense for stock options is recognized as the options vest. Total stock option compensation cost that has been charged against income was $941, $808, and $342 for 2025, 2024, and 2023. The total income tax benefit was $131, $200 and $85. At December 31, 2025, there was $2,294 of unrecognized compensation expense related to non-vested stock options granted under the Plan. Unrecognized compensation expense at December 31, 2025, will be recognized over a remaining weighted average period of 2.7 years.

Restricted Stock Unit Awards: Restricted stock units (RSUs) granted to employees under the Plan represent the right to receive one share of Company stock upon vesting, in accordance with the vesting schedule provided in each award agreement. To the extent vested, the RSUs become Class A voting common stock within ten calendar days of the vesting date. Non-vested RSUs have no voting rights and are not considered outstanding until vesting. The fair value of the RSUs is determined by the closing price of the Company's stock on the date of grant.

A summary of changes in the Company's non-vested RSUs is shown below.

Non-vested Restricted Stock Units	Shares		Weighted Average Grant Date Fair Value
Non-vested RSUs at January 1, 2025	277,563	$	30.95
Granted	185,685		42.69
Vested	(103,816)		31.45
Forfeited	(23,521)		36.75
Outstanding at December 31, 2025	335,911	$	36.88

Non-vested Restricted Stock Units	Shares		Weighted Average Grant Date Fair Value
Non-vested RSUs at January 1, 2024	267,975	$	26.19
Granted	148,954		32.87
Vested	(94,298)		26.25
Forfeited	(45,068)		29.86
Outstanding at December 31, 2024	277,563	$	30.95

Compensation expense is recognized over the vesting period of the award based on the fair value of RSU awards at the grant date. The Company recognized share-based compensation attributable to RSUs of $3,835, $2,726 and $2,193 for the years ended December 31, 2025, 2024, and 2023. The total income tax benefit was $533, $675 and $543 for the same time periods. Unrecognized RSU compensation expense of $8,492 at December 31, 2025, will be recognized over a remaining weighted average period of 3.0 years.

Restricted Stock Awards: Restricted stock awards (RSAs) granted to employees under the Plan represent the right to receive one share of Company stock upon vesting, in accordance with the vesting schedule provided in each award agreement. To the extent vested, the RSAs become Class A voting common stock within ten calendar days of the vesting date. Non-vested RSAs have no voting rights and are not considered outstanding until vesting. The fair value of the RSAs is determined by the closing price of the Company's stock on the date of grant.

A summary of changes in the Company's non-vested RSAs is shown below.

Non-vested Restricted Stock Awards	Shares		Weighted Average Grant Date Fair Value
Non-vested RSAs at January 1, 2025	7,768	$	33.49
Granted	9,700		38.50
Vested	(7,768)		33.49
Forfeited	—		—
Outstanding at December 31, 2025	9,700	$	38.50

Non-vested Restricted Stock Awards	Shares		Weighted Average Grant Date Fair Value
Non-vested RSAs at January 1, 2024	15,400	$	21.44
Granted	7,768		33.49
Vested	(15,400)		21.44
Forfeited	—		—
Outstanding at December 31, 2024	7,768	$	33.49

Compensation expense is recognized over the vesting period of the award based on the fair value of RSA awards at the grant date. The Company recognized share-based compensation attributable to RSAs of $332, $286 and $218 for the years ended December 31, 2025, 2024, and 2023. The total income tax benefit was $46, $71 and $54 for the same time periods. Unrecognized RSA compensation expense of $127 at December 31, 2025, will be recognized over a remaining weighted average period of 0.3 years.

Employee Stock Purchase Plan:

On January 27, 2019, the Company's Board of Directors adopted the Equity Bancshares, Inc. 2019 Employee Stock Purchase Plan ("ESPP") and reserved 500,000 shares of common stock for issuance. The ESPP was approved by the Company's stockholders on April 24, 2019. The ESPP enables eligible employees to purchase the Company's common stock at a price per share equal to 85% of the lower of the fair market value of the common stock at the beginning or end of each offering period. The following table presents the offering periods and costs associated with this program.

Offering Period	Shares Purchased	Cost Per Share	Compensation Expense
August 15, 2022 to February 14, 2023	17,058	26.18	81
February 15, 2023 to August 14, 2023	14,548	22.34	57
August 15, 2023 to February 14, 2024	16,884	21.79	65
February 15, 2024 to August 14, 2024	12,581	28.52	63
August 15, 2024 to February 14, 2025	13,921	32.05	79
February 15, 2025 to August 14, 2025	12,940	33.69	77

NOTE 18 – EARNINGS PER SHARE

Earnings per share were computed as shown below.

	2025	2024	2023
Basic:			
Net income (loss) allocable to common stockholders	$ 22,726	$ 62,621	$ 7,821
Weighted average common shares outstanding	18,293,651	15,486,928	15,531,712
Weighted average vested restricted stock units	2,439	2,442	4,060
Weighted average shares	18,296,090	15,489,370	15,535,772
Basic earnings (losses) per common share	$ 1.24	$ 4.04	$ 0.50
Diluted:			
Net income (loss) allocable to common stockholders	$ 22,726	$ 62,621	$ 7,821
Weighted average common shares outstanding for:			
Basic earnings per common share	18,296,090	15,489,370	15,535,772
Dilutive effects of the assumed exercise of stock options	58,953	72,760	37,952
Dilutive effects of the assumed redemption of RSUs	100,087	108,049	72,448
Dilutive effects of the assumed exercise of Employee Stock Purchase Plan	1,546	1,495	2,670
Average shares and dilutive potential common shares	18,456,676	15,671,674	15,648,842
Diluted earnings (losses) per common share	$ 1.23	$ 4.00	$ 0.50

Average outstanding stock options and RSUs not included in the computation of diluted earnings (loss) because they were antidilutive are shown below.

	2025	2024	2023
Stock options	229,567	181,918	272,414
Restricted stock units	13,363	5,415	66,279
Total antidilutive shares	242,930	187,333	338,693

NOTE 19 – FAIR VALUE

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to disclose the fair value of its financial instruments. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. For disclosure purposes, the Company groups its financial and non-financial assets and liabilities into three different levels based on the nature of the instrument and the availability and reliability of the information that is used to determine fair value. The three levels of inputs that may be used to measure fair values are defined as follows.

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Level 1 inputs are considered to be the most transparent and reliable. The Company assumes the use of the principal market to conduct a transaction of each particular asset or liability being measured and then considers the assumptions that market participants would use when pricing the asset or liability. Whenever possible, the Company first looks for quoted prices for identical assets or liabilities in active markets (Level 1 inputs) to value each asset or liability. However, when inputs from identical assets or liabilities on active markets are not available, the Company utilizes market observable data for similar assets and liabilities. The Company maximizes the use of observable inputs and limits the use of unobservable inputs to occasions when observable inputs are not available. The need to use unobservable inputs generally results from the lack of market liquidity of the actual financial instrument or of the underlying collateral. Although, in some instances, third party price indications may be available, limited trading activity can challenge the implied value of those quotations.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of each instrument under the hierarchy.

Fair Value of Assets and Liabilities Measured on a Recurring Basis

The fair values of available-for-sale securities are carried at fair value on a recurring basis. To the extent possible, observable quoted prices in an active market are used to determine fair value and, as such, these securities are classified as Level 1. For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities, generally determined by matrix pricing, which is a mathematical technique widely used in the industry to value securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs). The Company's available-for-sale securities include residential mortgage-backed securities (all of which are issued or guaranteed by government sponsored agencies) and are classified as Level 2.

The fair values of derivatives are determined based on a valuation pricing model using readily available observable market parameters such as interest rate yield curves (Level 2 inputs) adjusted for credit risk attributable to the seller of the derivative.

Assets and liabilities measured at fair value on a recurring basis are summarized below.

	December 31, 2025		
	Level 1	Level 2	Level 3
Assets:			
Available-for-sale securities:			
U.S. Government-sponsored entities	$ —	$ 26,298	$ —
U.S. Treasury securities	35,250	—	—
Mortgage backed securities			
Government-sponsored residential mortgage backed securities	—	772,145	—
Private label residential mortgage backed securities	—	4,326	—
Corporate	—	91,798	—
Small Business Administration loan pools	—	80,205	—
State and political subdivisions	—	20,546	—
Derivative assets:			
Derivative assets (included in other assets)	—	5,758	—
Cash collateral held by counterparty and netting adjustments	(3,367)	—	—
Total derivative assets	(3,367)	5,758	—
Other assets:			
Equity securities with readily determinable fair value	1,182	—	—
Total other assets	1,182	—	—
Total assets	$ 33,065	$ 1,001,076	$ —
Liabilities:			
Derivative liabilities:			
Derivative liabilities (included in other liabilities)	$ —	$ 2,808	$ —
Cash collateral held by counterparty and netting adjustments	(8)	—	—
Total derivative liabilities	(8)	2,808	—
Total liabilities	$ (8)	$ 2,808	$ —

	December 31, 2024					
	Level 1		Level 2		Level 3	
Assets:						
Available-for-sale securities:						
U.S. Government-sponsored entities	$	—	$	65,094	$	—
U.S. Treasury securities		86,563		—		—
Mortgage backed securities						
Government-sponsored residential mortgage backed securities		—		565,510		—
Private label residential mortgage backed securities		—		124,664		—
Corporate		—		58,652		—
Small Business Administration loan pools		—		29,928		—
State and political subdivisions		—		74,044		—
Derivative assets:						
Derivative assets (included in other assets)		—		8,055		—
Cash collateral held by counterparty and netting adjustments		(7,173)		—		—
Total derivative assets		(7,173)		8,055		—
Other assets:						
Equity securities with readily determinable fair value		1,009		—		—
Total other assets		1,009		—		—
Total assets	$	80,399	$	925,947	$	—
Liabilities:						
Derivative liabilities:						
Derivative liabilities (included in other liabilities)	$	—	$	3,546	$	—
Cash collateral held by counterparty and netting adjustments		97		—		—
Total derivative liabilities		97		3,546		—
Total liabilities	$	97	$	3,546	$	—

There were no transfers between Levels during 2025 or 2024. The Company's policy is to recognize transfers into or out of a level as of the end of a reporting period.

Fair Value of Assets and Liabilities Measured on a Non-recurring Basis

Certain assets are measured at fair value on a non-recurring basis when there is evidence of loans individually assessed for credit losses. The fair values of loans individually assessed for credit losses with specific allocations of the allowance for credit losses are generally based on recent real estate appraisals of the collateral. Declines in the fair values of other real estate owned, subsequent to their initial acquisitions, are also based on recent real estate appraisals less selling costs.

Real estate appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Assets measured at fair value on a non-recurring basis are summarized below.

	December 31, 2025					
	Level 1		Level 2		Level 3	
Loans individually evaluated for credit losses:						
Commercial real estate	$	—	$	—	$	5,119
Commercial and industrial		—		—		18,517
Residential real estate		—		—		2,829
Agricultural real estate		—		—		905
Other		—		—		1,257
Other real estate owned:						
Commercial real estate		—		—		2,173
Residential real estate		—		—		25

| | December 31, 2024 | | |
	Level 1	Level 2	Level 3
Loans individually evaluated for credit losses:			
Commercial real estate	$ —	$ —	$ 3,375
Commercial and industrial	—	—	6,316
Residential real estate	—	—	3,525
Agricultural real estate	—	—	3,040
Other	—	—	1,113
Other real estate owned:			
Commercial real estate	—	—	2,173
Residential real estate	—	—	25

The Company did not record any liabilities for which the fair value was measured on a non-recurring basis during the years ended December 31, 2025 and 2024.

Valuations of loans and other real estate owned individually assessed for credit losses utilize third party appraisals or broker price opinions and are classified as Level 3 due to the significant judgment involved. Appraisals may include the utilization of unobservable inputs, subjective factors and utilize quantitative data to estimate fair market value.

The following table presents additional information about the unobservable inputs used in the fair value measurement of financial assets measured on a nonrecurring basis that were categorized with Level 3 of the fair value hierarchy.

	Fair Value	Valuation Technique	Unobservable Input	Range (weighted average)
December 31, 2025				
Real estate loans individually evaluated for credit losses	$ 13,337	Sales Comparison Approach	Adjustments for differences between comparable sales	4% - 22% (13%)
Commercial business	$ 15,290	Market Comparable Companies	Adjustments for differences between EBITDA multiples and revenue multiples	6% - 21% (10%) .1% - 1% (1%)
Other real estate owned individually evaluated for credit losses	$ 2,198	Sales Comparison Approach	Adjustments for differences between comparable sales	3% - 13% (8%)
December 31, 2024				
Real estate loans individually evaluated for credit losses	$ 17,369	Sales Comparison Approach	Adjustments for differences between comparable sales	5% - 44% (24%)
Other real estate owned individually evaluated for credit losses	$ 2,198	Sales Comparison Approach	Adjustments for differences between comparable sales	3% - 13% (8%)

Carrying amounts and estimated fair values of financial instruments at year end were as follows as of the date indicated.

| | December 31, 2025 | | | | |
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:					
Cash and cash equivalents	$ 607,817	$ 607,817	$ 607,817	$ —	$ —
Interest bearing deposits in other bank	575	575	—	575	—
Available-for-sale securities	1,030,568	1,030,568	35,250	995,318	—
Held-to-maturity securities	5,248	5,409	—	5,409	—
Loans held for sale	1,392	1,392	—	1,392	
Loans, net of allowance for credit losses	4,145,424	4,126,632	—	—	4,126,632
Federal Reserve Bank and Federal Home Loan Bank stock	34,053	34,053	—	34,053	—
Interest receivable	33,322	33,322	—	33,322	—
Derivative assets	5,758	5,758	—	5,758	—
Cash collateral held by derivative counterparty and netting adjustments	(3,367)	(3,367)	(3,367)	—	—
Total derivative assets	2,391	2,391	(3,367)	5,758	—
Equity securities with readily determinable fair value	1,182	1,182	1,182	—	—
Total assets	$ 5,861,972	$ 5,843,341	$ 640,882	$ 1,075,827	$ 4,126,632
Financial liabilities:					
Deposits	$ 5,138,264	$ 5,135,904	$ —	$ 5,135,904	$ —
Federal funds purchased and retail repurchase agreements	39,864	39,864	—	39,864	—
Federal Home Loan Bank advances	300,000	300,000	—	300,000	—
Subordinated debentures	24,308	24,308	—	24,308	—
Subordinated notes	73,837	75,524	—	75,524	—
Contractual obligations	10,208	10,208	—	10,208	—
Interest payable	9,757	9,757	—	9,757	—
Derivative liabilities	2,808	2,808	—	2,808	—
Cash collateral held by derivative counterparty and netting adjustments	(8)	(8)	(8)	—	—
Total derivative liabilities	2,800	2,800	(8)	2,808	—
Total liabilities	$ 5,599,038	$ 5,598,365	$ (8)	$ 5,598,373	$ —

	December 31, 2024				
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:					
Cash and cash equivalents	$ 383,747	$ 383,747	$ 383,747	$ —	$ —
Available-for-sale securities	1,004,455	1,004,455	86,563	917,892	—
Held-to-maturity securities	5,217	5,214	—	5,214	—
Loans held for sale	513	513	—	513	
Loans, net of allowance for credit losses	3,457,549	3,405,767	—	—	3,405,767
Federal Reserve Bank and Federal Home Loan Bank stock	27,875	27,875	—	27,875	—
Interest receivable	28,913	28,913	—	28,913	—
Derivative assets	8,055	8,055	—	8,055	—
Cash collateral held by derivative counterparty and netting adjustments	(7,173)	(7,173)	(7,173)	—	—
Total derivative assets	882	882	(7,173)	8,055	—
Equity securities with readily determinable fair value	1,031	1,031	1,031	—	—
Total assets	$ 4,910,182	$ 4,858,397	$ 464,168	$ 988,462	$ 3,405,767
Financial liabilities:					
Deposits	$ 4,374,789	$ 4,370,728	$ —	$ 4,370,728	$ —
Federal funds purchased and retail repurchase agreements	37,246	37,246	—	37,246	—
Federal Home Loan Bank advances	178,073	178,073	—	178,073	—
Subordinated debentures	23,946	23,946	—	23,946	—
Subordinated notes	73,531	73,156	—	73,156	—
Contractual obligations	12,067	12,067	—	12,067	—
Interest payable	5,032	5,032	—	5,032	—
Derivative liabilities	3,546	3,546	—	3,546	—
Cash collateral held by derivative counterparty and netting adjustments	97	97	97	—	—
Total derivative liabilities	3,643	3,643	97	3,546	—
Total liabilities	$ 4,708,327	$ 4,703,891	$ 97	$ 4,703,794	$ —

The fair value of off-balance-sheet items is not considered material.

NOTE 20 – COMMITMENTS AND CREDIT RISK

The Company extends credit for commercial real estate mortgages, residential mortgages, working capital financing and loans to businesses and consumers.

Commitments to Originate Loans and Available Lines of Credit

Commitments to originate loans and available lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments and lines of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments and lines of credit may expire without being drawn upon, the total commitment and lines of credit amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate, and residential real estate. Mortgage loans in the process of origination represent amounts that the Company plans to fund within a normal period of 60 to 90 days and are intended for sale to investors in the secondary market.

The contractual amounts of commitments to originate loans and available lines of credit as of December 31, 2025 and 2024 were as follows.

| | December 31, 2025 | | December 31, 2024 | |
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$ 64,972	$ 406,614	$ 28,758	$ 389,370
Mortgage loans in the process of origination	3,152	117	1,345	2,252
Unused lines of credit	195,483	538,731	162,753	377,091

At December 31, 2025, the fixed rate loan commitments have interest rates ranging from 4.99% to 9.19% and maturities ranging from 1 month to 62 months.

Standby Letters of Credit:

Standby letters of credit are irrevocable commitments issued by the Company to guarantee the performance of a customer to a third party once specified preconditions are met. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. The contractual amounts of standby letters of credit as of December 31, 2025 and 2024 are listed below.

| | December 31, 2025 | | December 31, 2024 | |
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Standby letters of credit	$ 11,637	$ 31,719	$ 15,081	$ 27,715

NOTE 21 – LEGAL MATTERS

The Company is party to various matters of litigation in the ordinary course of business. The Company periodically reviews all outstanding pending or threatened legal proceedings and determines if such matters will have an adverse effect on the business, financial condition, results of operations or cash flows. A loss contingency is recorded when the outcome is probable and reasonably able to be estimated. Any loss contingency described below has been identified by the Company as reasonably possible to result in an unfavorable outcome for the Company or the Bank.

Equity Bank is party to a lawsuit filed on January 28, 2022, in the Sedgwick County Kansas District Court on behalf of one of our customers, alleging improperly collected overdraft fees. The plaintiff seeks to have the case certified as a class action.

Equity Bank is party to a lawsuit filed on February 2, 2022, in Jackson County, Missouri District Court against the Bank on behalf of one of our Missouri customers alleging improperly collected overdraft fees. The plaintiff seeks to have the case certified as a class action.

Equity Bank is party to a lawsuit filed on February 28, 2023, in Saline County, Missouri District Court against the Bank on behalf of one of our Missouri customers alleging improperly collected overdraft fees. The plaintiff seeks to have the case certified as a class action.

The Company has reached a settlement of each of the above-described actions. In return for a comprehensive release of claims , the company has agreed to pay the total value of approximately $1,150 in cash and customer credits after court approvals expected in the second quarter of 2026.

NOTE 22 – REVENUE RECOGNITION

The majority of the Company's revenues come from interest income on financial instruments, including loans, leases, securities and derivatives, which are outside the scope of ASC 606. The Company's services that fall within the scope of ASC 606 are presented with non-interest income and are recognized as revenue as the Company satisfies its obligation to the customer. Services within the scope of ASC 606 include service charges and fees on deposits, debit card income, investment referral income, insurance sales commissions and other non-interest income related to loans and deposits.

Except for gains or losses from the sale of other real estate owned, all of the Company's revenue from contracts with customers within the scope of ASC 606 are recognized in non-interest income. The following table presents the Company's sources of non-interest income for the years ended December 31, 2025, 2024 and 2023.

		2025		2024		2023
Non-interest income						
Service charges and fees	$	9,321	$	9,830	$	10,187
Debit card income		11,414		10,246		10,322
Mortgage banking[a]		567		861		652
Increase in bank-owned life insurance[a]		7,717		4,966		4,059
Net gain on acquisition and branch sales[a]		—		2,131		—
Net gain (loss) from securities transactions[a]		(53,174)		220		(51,909)
Other non-interest income						
Investment referral income		676		500		424
Trust income		1,947		1,624		1,123
Insurance sales commissions		537		555		582
Recovery on zero-basis purchased loans[a]		7		4,380		517
Income (loss) from equity method investments[a]		—		(87)		(222)
Other non-interest income related to loans and deposits		4,742		4,084		5,013
Other non-interest income not related to loans and deposits[a]		218		(488)		123
Total other non-interest income		8,127		10,568		7,560
Total	$	(16,028)	$	38,822	$	(19,129)

[a] Not within the scope of ASC 606

A description of the Company's revenue streams accounted for under ASC 606 follows.

Service Charges and Fees

The Company earns fees from its deposit customers for transaction-based account maintenance and overdraft services. Transaction-based fees, which include services such as stop payment charges, statement rendering and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are collected through withdrawal from the customer's account balance.

Debit Card Income

The Company earns debit card income from cardholder transactions conducted through payment processors. Debit card income from cardholder transactions represents a percentage of the underlying transaction value and is recognized concurrently with the transaction processing services provided to the cardholder.

Investment Referral Income

Investment referral services are offered through an unaffiliated registered broker-dealer and investment advisor. Investment referral income consists of transaction-based fees (i.e., trade commissions) and account fees (i.e., custodial fees). The service obligation for transaction-based fees relates to processing of individual transactions and is considered earned at the time the transaction occurs. The Company currently records this income when payment is received and at each month end for current-month transactions. Account fees are considered earned over the period for which the fees relate. These fees are received during the first month of each quarter and represent advance payment for the current quarter. These fees are amortized ratably over the three months during the quarter. Therefore, all account-based fees are currently recorded as performance obligations are satisfied.

Trust Income

Trust income includes fees from asset management, custody, recordkeeping, investment advisory and administration services. Revenue is recognized at the time the services are performed and may be based on either the fair value of the account or the services provided.

Insurance Sales Commissions

Insurance commissions are received based on contracts with insurance companies which provide for a percentage of premiums to be paid to the Company in exchange for placement of policies with customers. The commissions generally relate to a period of one year or less. Under certain contracts, the Company may also assist with the claims processing, but this performance obligation is considered insignificant compared to the initial placement of the policy. As such, the performance obligation is considered to have been substantially satisfied at the time of policy placement. While this indicates that all related revenue would be appropriately accrued at policy inception, in some cases, recognition occurs over the policy period if received in installments from the insurance company. In no cases would this deferral extend beyond 12 months and the effect is considered immaterial compared to recognition at the time of policy placement. The Company also receives commissions based on renewals of policies previously placed. However, additional work is required to process the renewals, resulting in future performance obligations to earn the related revenues. In addition, the occurrence of such renewals is not certain as initial policies are generally for one year or less and the fees earned are not determined until the time of renewal, based on underwriting at that time. As such, the Company has determined that accrual of income for future renewals is not appropriate.

Other Non-interest Income

Other non-interest income related to loans and deposits is earned when the specific transaction is processed, similar to service charges and fees.

Gain or Loss on Sale of Other Real Estate

Gain or loss on sale of other real estate is reported in non-interest expense and is netted with other real estate expenses. The Company records a gain or loss from the sale of other real estate when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of other real estate to the buyer, the Company assesses whether the buyer is committed to perform their obligation under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the other real estate is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain or loss on the sale, the Company adjusts the transaction price and related gain or loss on sale if a significant financing component is present. As a result, the Company has concluded that ASC 606 will affect the decision to recognize or defer gains on sales of other real estate in circumstances where the Company has financed the sale.

NOTE 23 – SEGMENT REPORTING

Equity Bancshares, Inc. is a financial holding company, whose principal activity is the ownership and management of its wholly-owned subsidiaries, including Equity Bank ("Equity Bank"). As a community-oriented financial institution, substantially all of the Company's operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these banking operations, which constitute the Company's only operating segment for financial reporting purposes.

The Company's chief operating decision maker is comprised of the executive leadership team. For Equity Bancshares Inc., the executive leadership team uses gross profit and profit or loss from operations before interest and income taxes to allocate resources for in the annual budget and forecasting process. The chief operating decision maker considers budget-to-actual variances on a monthly basis for profit measures when making decisions about allocating capital and personnel to the operating segment. For Equity Bank, the executive leadership team uses net-interest income and non-interest income to allocate resources (including employees, financial, or capital resources) to that segment in the annual budget and forecasting process and uses that measure as a basis for evaluating lending terms for customer loans.

The following tables present information about reported segment revenue, measures of a segment's profit or loss, significant segment expenses, and measure of a segment's assets as of December 31, 2025, 2024, and 2023. The Company does not allocate all holding company expenses, income taxes or unusual items to the reportable segment. The following tables present the reconciliations of reportable segment revenues and measures of profit or loss and line item reconciliation to the Company's consolidated financial statement totals.

	Equity Bank	Unallocated Holding Company Amounts	Eliminations	Total
Year Ended December 31, 2025				
Interest and dividend income	$ 330,598	$ 237	$ —	$ 330,835
Interest expense	97,533	7,221	—	104,754
Net interest income	233,065	(6,984)	—	226,081
Provision (reversal) for credit losses	8,953	—	—	8,953
Net interest income after provision (reversal) for credit losses	224,112	(6,984)	—	217,128
Non-interest income				
Service charges and fees	9,321	—	—	9,321
Debit card income	11,414	—	—	11,414
Mortgage banking	567	—	—	567
Increase in value of bank-owned life insurance	7,717	—	—	7,717
Net gain on acquisition and branch sales	—	—	—	-
Net gain (loss) from securities transactions	(53,174)	—	—	(53,174)
Other	8,125	33,239	(33,237) [a]	8,127
Total non-interest income	(16,030)	33,239	(33,237)	(16,028)
Non-interest expense				
Salaries and employee benefits	84,642	144	—	84,786
Net occupancy and equipment	15,801	—	—	15,801
Data processing	20,268	11	—	20,279
Professional fees	5,651	816	—	6,467
Advertising and business development	5,228	—	—	5,228
Telecommunications	2,462	—	—	2,462
FDIC insurance	2,579	—	—	2,579
Courier and postage	3,235	—	—	3,235
Free nationwide ATM cost	2,204	—	—	2,204
Amortization of core deposit intangibles	4,503	—	—	4,503
Loan expense	890	—	—	890
Other real estate owned and repossessed assets, net	1,019	10	—	1,029
Loss on debt extinguishment	—	1,361	—	1,361
Merger expenses	5,847	2,218	—	8,065
Other	16,340	(509)	—	15,831
Intersegment service charges	(1,500)	1,500	—	—
Total non-interest expense	169,169	5,551	—	174,720
Income (loss) before income tax	38,913	20,704	(33,237)	26,380
Provision (benefit) for income taxes	7,071	(3,417)	—	3,654
Total segment profit/(loss)	$ 31,842	$ 24,121	$ (33,237)	$ 22,726

[a] Elimination of equity in earnings of subsidiary

	Equity Bank	Unallocated Holding Company Amounts	Eliminations	Total
Year Ended December 31, 2024				
Interest and dividend income	$ 296,359	$ 484	$ —	$ 296,843
Interest expense	103,014	7,667	—	110,681
Net interest income	193,345	(7,183)	—	186,162
Provision (reversal) for credit losses	2,546	—	—	2,546
Net interest income after provision (reversal) for credit losses	190,799	(7,183)	—	183,616
Non-interest income				
Service charges and fees	9,830	—	—	9,830
Debit card income	10,246	—	—	10,246
Mortgage banking	861	—	—	861
Increase in value of bank-owned life insurance	4,966	—	—	4,966
Net gain on acquisition and branch sales	2,131	—	—	2,131
Net gain (loss) from securities transactions	(74)	294	—	220
Other	10,567	61,562	(61,561) [a]	10,568
Total non-interest income	38,527	61,856	(61,561)	38,822
Non-interest expense				
Salaries and employee benefits	72,621	165	—	72,786
Net occupancy and equipment	14,371	—	—	14,371
Data processing	20,003	1	—	20,004
Professional fees	5,642	861	—	6,503
Advertising and business development	5,365	1	—	5,366
Telecommunications	2,501	—	—	2,501
FDIC insurance	2,483	—	—	2,483
Courier and postage	2,599	—	—	2,599
Free nationwide ATM cost	2,127	—	—	2,127
Amortization of core deposit intangibles	4,289	—	—	4,289
Loan expense	601	—	—	601
Other real estate owned and repossessed assets, net	967	(8,492)	—	(7,525)
Merger expenses	3,893	568	—	4,461
Other	13,921	(330)	—	13,591
Intersegment service charges	(1,440)	1,440	—	—
Total non-interest expense	149,943	(5,786)	—	144,157
Income (loss) before income tax	79,383	60,459	(61,561)	78,281
Provision (benefit) for income taxes	18,916	(3,256)	—	15,660
Total segment profit/(loss)	$ 60,467	$ 63,715	$ (61,561)	$ 62,621

[a] Elimination of equity in earnings of subsidiary

	Equity Bank	Unallocated Holding Company Amounts	Eliminations	Total
Year Ended December 31, 2023				
Interest and dividend income	$ 246,082	$ 630	$ —	$ 246,712
Interest expense	80,016	7,678	—	87,694
Net interest income	166,066	(7,048)	—	159,018
Provision (reversal) for credit losses	1,873	—	—	1,873
Net interest income after provision (reversal) for credit losses	164,193	(7,048)	—	157,145
Non-interest income				
Service charges and fees	10,187	—	—	10,187
Debit card income	10,322	—	—	10,322
Mortgage banking	652	—	—	652
Increase in value of bank-owned life insurance	4,059	—	—	4,059
Net gain on acquisition and branch sales	—	—	—	-
Net gain (loss) from securities transactions	(51,909)	—	—	(51,909)
Other	7,559	15,902	(15,901) [(a)]	7,560
Total non-interest income	(19,130)	15,902	(15,901)	(19,129)
Non-interest expense				
Salaries and employee benefits	64,227	157	—	64,384
Net occupancy and equipment	12,325	—	—	12,325
Data processing	17,433	—	—	17,433
Professional fees	5,175	579	—	5,754
Advertising and business development	5,425	—	—	5,425
Telecommunications	1,962	1	—	1,963
FDIC insurance	2,195	—	—	2,195
Courier and postage	2,046	—	—	2,046
Free nationwide ATM cost	2,073	—	—	2,073
Amortization of core deposit intangibles	3,374	—	—	3,374
Loan expense	540	—	—	540
Other real estate owned and repossessed assets, net	617	—	—	617
Merger expenses	—	297	—	297
Other	17,678	(503)	—	17,175
Intersegment service charges	(1,352)	1,352	—	—
Total non-interest expense	133,718	1,883	—	135,601
Income (loss) before income tax	11,345	6,971	(15,901)	2,415
Provision (benefit) for income taxes	(3,311)	(2,095)	—	(5,406)
Total segment profit/(loss)	$ 14,656	$ 9,066	$ (15,901)	$ 7,821

[(a)] Elimination of equity in earnings of subsidiary

| | For the Year Ended December 31, | | | | | | | | |
| | 2025 | | | 2024 | | | 2023 | | |
	Equity Bank	Administrative Adjustments	Total	Equity Bank	Administrative Adjustments	Total	Equity Bank	Administrative Adjustments	Total
Depreciation	$ 6,122	$ 192	$ 6,314	$ 5,391	$ 180	$ 5,571	$ 4,553	$ 156	$ 4,709
Amortization of operating lease right-of-use-asset	491	—	491	475	—	475	604	—	604
Amortization of cloud computing implementation costs	82	—	82	138	—	138	188	—	188
Amortization of intangible assets	4,783	—	4,783	4,408	—	4,408	3,518	—	3,518
Purchase of long lived assets	13,780	—	13,780	12,542	—	12,542	15,762	92	15,854
Provision (benefit) for income taxes	7,071	(3,417)	3,654	18,916	(3,256)	15,660	(3,311)	(2,095)	(5,406)

	December 31, 2025	December 31, 2024
Assets		
Total assets for reportable segments	$ 6,322,637	$ 5,316,222
Holding company administrative adjustments	848,320	703,685
Elimination of bank cash and equity in earnings of subsidiaries	(40,544)	(107,522)
Elimination of investment in subsidiaries	(757,241)	(580,338)
Consolidated total assets	$ 6,373,172	$ 5,332,047

NOTE 24 – CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Presented below is the condensed financial information as to financial position, results of operations and cash flows of the Parent Company.

CONDENSED BALANCE SHEETS
December 31, 2025, and 2024
(Dollar Amounts in thousands, except per share data)

	2025	2024
ASSETS		
Cash and due from banks	$ 39,210	$ 105,071
Investment in Equity Bank	749,340	573,809
Investment in EBAC	4,025	3,120
Investment in ERMI	3,875	3,409
Other assets	40,171	8,080
Total assets	$ 836,621	$ 693,489
LIABILITIES AND STOCKHOLDERS' EQUITY		
Subordinated debt	98,145	97,477
Interest payable and other liabilities	6,421	3,094
Total liabilities	104,566	100,571
Stockholders' equity	732,055	592,918
Total liabilities and stockholders' equity	$ 836,621	$ 693,489

CONDENSED STATEMENTS OF INCOME
Years ended December 31, 2025, 2024, and 2023
(Dollar Amounts in thousands, except per share data)

	2025	2024	2023
Dividends from Equity Bank	$ 20,000	$ 25,000	$ 32,500
Dividends from ERMI	1,300	—	—
Interest income	—	291	—
Other income	2	295	542
Total income	21,302	25,586	33,042
Expenses			
Interest expense	7,221	7,668	7,678
Other expenses	6,755	(4,845)	3,058
Total expenses	13,976	2,823	10,736
Income before income tax and equity in undistributed income (loss) of subsidiaries	7,326	22,763	22,306
Income tax benefit	3,463	3,297	2,114
Income before equity in undistributed income (loss) of subsidiaries	10,789	26,060	24,420
Equity in undistributed income (loss) of Equity Bank	11,843	35,468	(17,844)
Equity in undistributed income (loss) of EBAC	(374)	(358)	(305)
Equity in undistributed income (loss) of ERMI	468	1,451	1,550
Net income (loss) and net income (loss) allocable to common stockholders	$ 22,726	$ 62,621	$ 7,821

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2025, 2024, and 2023
(Dollar Amounts in thousands, except per share data)

	2025	2024	2023
Cash flows from operating activities			
Net income (loss)	$ 22,726	$ 62,621	$ 7,821
Adjustments to reconcile net income to net cash from operating activities:			
Stock based compensation	5,635	4,048	3,213
Equity in undistributed (income) loss of Equity Bank	(11,843)	(35,468)	17,844
Equity in undistributed (income) loss of EBAC	374	358	305
Equity in undistributed (income) loss of ERMI	(468)	(1,451)	(1,550)
Net amortization of purchase valuation adjustments	502	555	530
(Gain)/loss on sales and valuation adjustments on other real estate owned	—	(8,500)	—
Change in unrealized (gains)/losses on equity securities	—	(294)	—
Loss on debt extinguishment	1,361	—	—
Change in fair value of derivatives recognized in earnings	1	4	—
Net change in:			
Other assets	(32,142)	(4,938)	(658)
Interest payable and other liabilities	(11,118)	(3,175)	(2,556)
Net cash from (to) operating activities	(24,972)	13,760	24,949
Cash flows (to) from investing activities			
Net redemptions (purchases) of correspondent and miscellaneous other stock	(537)	(493)	(751)
Proceeds from sale of other real estate owned	—	8,500	—
Purchase of net assets of KansasLand Bank, net of cash acquired	—	(95)	—
Purchase of net assets of NBC, net of cash acquired	(13,754)	—	—
Additional investment in EBAC	(1,125)	(100)	(50)
Additional investment in ERMI	—	—	—
Net cash (used in) investing activities	(15,416)	7,812	(801)
Cash flows (to) from financing activities			
Principal payments on bank stock loan	—	(691)	—
Proceeds from issuance of common stock, net	(73)	86,980	—
Proceeds from exercise of employee stock options	316	3,506	203
Proceeds from employee stock purchase plan	882	726	784
Purchase of treasury stock	(13,986)	(11,859)	(17,900)
Proceeds from subordinated debt	75,000	—	—
Principal payments on subordinated debt	(75,000)	—	—
Debt issue cost	(1,195)	—	—
Dividends paid on common stock	(11,417)	(7,892)	(6,614)
Net cash provided by (used in) financing activities	(25,473)	70,770	(23,527)
Net change in cash and cash equivalents	(65,861)	92,342	621
Cash and cash equivalents, beginning of period	105,071	12,729	12,108
Ending cash and cash equivalents	$ 39,210	$ 105,071	$ 12,729

NOTE 25 – SUBSEQUENT EVENTS

The Company completed its previously announced merger with Frontier Holdings LLC ("Frontier"), on January 1, 2026. In its December 31, 2025, unaudited Consolidated Report of Condition, Frontier reported total assets of $1,431,193 which included total loan principal outstanding of $1,302,244 and securities of $83,597. At December 31, 2025, total liabilities of $1,290,857 were reported by Frontier, which included deposits of $1,134,415. Frontier reported $17,050 in net income before income taxes for the twelve months ended December 31, 2025. The Company anticipates there will be goodwill and core deposit intangible recorded with this acquisition.

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